Form 10-K, Exhibit 13
period 1993-12-31
IONICS INC
filed 1994-03-29
CIK 52466

                                  EXHIBIT 13
                             IONICS, INCORPORATED
                       ANNUAL REPORT TO STOCKHOLDERS OF
                         IONICS, INCORPORATED FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1993

              (Only pages 17 through 32 and the inside back cover
                      constitute an Exhibit to Form 10-K)















































/48

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Results of Operations


        In 1993, Ionics continued to improve its financial performance with a 13% growth in revenues and a 6% improvement in earnings per share. The profit improvement was driven primarily by the continued success of "own and operate" and service-based activities relating to the Water and Chemical Supply and Consumer Water Products business segments which combined to produce an improvement over 1992 in earnings before interest and taxes of 42%. This improvement more than offset a decline in the profitability of the Membranes and Related Equipment segment which was caused primarily by a slowdown in bookings and the acceptance and execution of orders at lower than normal margins.

        Total revenues were $175.3 million in 1993, compared with $155.2 million in the prior year. Revenues increased for all business segments with the largest growth in the Membranes and Related Equipment segment. Revenue growth in this segment was due to sales of ultrapure water systems, particularly to the semiconductor industry. A portion of the increase in 1993 revenues was attributable to the acquisition of the French subsidiary, Eau et Industrie, in December 1992, and Resources Conservation Company (RCC) in December 1993. Revenues from the Water and Chemical Supply business segment increased as large Company-owned plants, which commenced operations in the first quarter of 1992, operated for the entire period in 1993, and as domestic chemicals sales grew. Consumer Water Products revenues increased with the further development of the bottled water business and the consolidation of Aqua Cool Enterprises, Inc.
     (ACE), our domestic distributor, as of May 26, 1993. The increases in domestic equipment revenues, the expansion of the domestic chemical business, and the additions of ACE and RCC were responsible for the 21% growth in the U.S. geographic segment.

        Total revenues were $155.2 million in 1992, compared with $138.1 million in the prior year. The primary reason for the growth in 1992 over 1991 was the Company's increased investment in own and operate facilities, including those brought on line for the City of Santa Barbara and for the Diablo Canyon Power Plant of Pacific Gas and Electric. These facilities were also primarily responsible for the 48% growth in revenues of the Water and Chemical Supply business segment and the 20% growth in revenues of the U.S. geographic segment. The Membranes and Related Equipment segment realized a 6% sales increase in 1992 primarily due to sales of membrane systems for water and food processing applications. The Consumer Water Products segment's 1992 revenues declined 9% from 1991. This decline was largely caused by reduced sales of our HYgeneR silver-impregnated activated carbon filtering media to our largest HYgene customer due to depressed economic conditions.
/49

        Cost of sales as a percentage of revenues were 66.8%, 64.4%, and 65.4% in 1993, 1992 and 1991, respectively. Cost of sales as a percentage of revenues increased for the Membranes and Related Equipment segment while it held steady or declined for the Water and Chemical Supply and the Consumer Water Products segments, respectively. The increase in the Membranes and Related Equipment segment reflected greater than anticipated costs on several sizable capital equipment sales. The Consumer Water Products segment showed an improvement in the cost of sales percentage primarily due to a steady decline in the Company's unit costs to manufacture and distribute bottled water and coolers resulting from significant increases in volume, route density and operating efficiencies.


        The improvement in 1992 compared to 1991 was due primarily to reduced costs as a percentage of sales for membrane-based equipment and bottled water products. Water and Chemical Supply costs as a percentage of sales increased partially because of start-up costs and initial excess capacity in connection with the Company's expansion of its Elite Chemicals New England plant, and because nearly all of the costs associated with the Santa
     Barbara desalination plant are classified as cost of product, resulting in superior operating margins but below average gross margins.


        Operating expenses as a percentage of revenues were 23.5% in 1993, down from 26.1% in 1992 and 27.2% in 1991. The improvement in 1993 reflected the absorption of relatively fixed operating expenses by increased sales volume, with further reductions achieved through expense controls. The decrease in 1992 compared to 1991 reflected the low operating expenses associated with large own and operate facilities.


        Interest income in 1993 was $1.8 million compared to $2.1 million in 1992 and $1.5 million in 1991. The decrease in 1993 was due to lower average interest rates combined with reduced investments as a result of the 1993 purchase of ACE's preferred stock, the 1992 acquisitions, and additions to property, plant and equipment. The increase in 1992 compared to 1991 reflected higher average invested balances due to the remaining proceeds of the Company's public offerings of common stock in 1992 and 1991. The Company had virtually no interest expense in either 1993 or 1992 after interest expense of $1.4 million in 1991. This decrease primarily resulted from the repayment of debt with public offering proceeds and cash from operations.
/50

        The Company's effective tax rate was 30% in 1993, 29% in 1992 and 28% in 1991. The increase in the effective tax rate for both 1993 and 1992 was largely due to changes in the mix of earnings and effective tax rates among the different jurisdictions in which the Company operates, as well as a proportionately lower benefit from the Company's foreign sales corporation. The increase in 1992 was partially offset by a benefit from tax-exempt interest and a lower state tax rate due to proportionately lower domestic income.


        Net income increased 7.7% to $13.8 million in 1993 compared to $12.8 million in 1992. Net income in 1992 was 54.9% higher than 1991 net income of $8.3 million. Net income as a percentage of revenues was 7.9% in 1993 compared to 8.3% in 1992 and 6.0% in 1991.


        The Company adopted Financial Accounting Standards Board
     (FASB) Statement No. 109 " Accounting for Income Taxes" for the year 1993, with no material effect on its financial statements.

     LEGAL PROCEEDINGS

        The Company has been named as one of many potentially responsible parties (PRPs) in connection with two Superfund sites. During 1992, the Company paid $381,000 to the settlement trust fund for the Silresim Site in Lowell, Massachusetts. The Company was also notified during 1992 that it is one of more than 1,000 PRPs at a Superfund site in Southington, Connecticut. The Company's volumetric share at this site is just under 0.5%, and a remediation plan has not yet been adopted.


        The Company's volumetric contribution at these sites is low and there are many PRPs that are larger, financially sound corporations with higher volumetric levels. The Company accrues for estimated expenses as facts become known during these proceedings. Based upon facts presently known, management believes that the Company's liability in connection with these sites will not have a material adverse impact on its results of operations or financial condition.
/51

        FINANCIAL CONDITION

        At December 31, 1993, the Company had total assets of $249.6 million compared to total assets of $224.6 million at December 31, 1992 and $178.0 million at December 31, 1991. The major components of the increase in 1993 related to: (1) the consolidation of ACE in May 1993 and the acquisition of RCC in December 1993, and (2) expenditures for property, plant and equipment primarily relating to expansions of the Company's bleach production and distribution operations; bottled water operations; and triple-membrane trailers for the production of ultrapure water. The major components of the 1992 increase were: property, plant and equipment, due to expenditures for the California projects for the City of Santa Barbara and the Diablo Canyon Power Plant; triple membrane ultrapure water trailers; and the expansion of the Company's bleach business. In addition, cash and short-term investments increased due to the Company's February 1992 public offering of common stock.


        Working capital in 1993 decreased by $14.4 million and the Company's current ratio decreased to 2.4 in 1993 from 3.6 in 1992. Capital expenditures totaled $14.7 million, $24.7 million, and $34.9 million in 1993, 1992 and 1991, respectively. Cash paid for the 1993 purchase of ACE's preferred stock and 1992 acquisitions, net of cash acquired, was $8.0 million and $2.4 million, respectively. Funds for these expenditures were provided in 1993 through cash from operations and the sale of short-term investments and in 1992 through the sale of common stock and cash from operations.


        Net cash generated by operating activities decreased by $2.3 million in 1993 with higher net income and depreciation offset by increases in operating assets, primarily in accounts receivable, and decreases in liabilities primarily in accounts payable and accrued expenses, excluding those obtained through the consolidation of ACE and acquisition of RCC. Net cash used by investing activities decreased by $52.2 million in 1993 as compared to 1992. During 1993, cash used for investments in property, plant and equipment and for the purchase of ACE's preferred stock was funded primarily by the sale of short- term investments and partially by cash provided by operations. In 1992, purchases of short-term investments were funded primarily by the sale of common stock and partially by cash provided by operations. In 1993, net cash provided by financing activities decreased by $47.7 million as no public offering of common stock occurred in 1993. During 1992, cash of $54.0 million was provided from the sale of common stock. Net payments of debt decreased to $0.9 million in 1993 compared to $7.4 million in 1992.
/52

     Significant expenditures in 1994 will include: payment for the purchase of RCC; capital for ultrapure water trailers; expansion of the bottled water and bleach businesses; and improvements to manufacturing equipment. The Company maintains several lines of credit, including unused domestic lines totaling $35 million, which are available to meet working capital needs. In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash and short-term investments of $30.1 million at the beginning of 1994, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.


        Inflationary increases in material and labor costs remained moderate during the last three years , and to the extent permitted by the competitive environment, the Company has raised prices to cover those inflationary increases.











































/53

  Consolidated Statements of Operations Ionics, Incorporated

  For the years ended December 31
  Dollars in thousands, except
    per share amounts                        1993        1992        1991

  Net revenue :
    Membranes and related equipment         $ 92,352    $ 81,019    $ 76,267
    Water and chemical supply                 51,513      46,698      31,491
    Consumer water products                   31,408      27,523      30,362
                                             175,273     155,240     138,120

  Costs and expenses:
    Cost of membranes and related equipment   65,890      52,352      51,610
    Cost of water and chemical supply         36,035      32,594      21,312
    Cost of consumer water products           15,078      14,985      17,387
    Research and development                   3,678       3,084       2,886
    Selling, general and administrative       37,432      37,409      34,743
                                             158,113     140,424     127,938

  Income from operations                      17,160      14,816      10,182
  Interest income                              1,789       2,092       1,491
  Interest expense                                 -          (5)     (1,436)
  Equity income                                  775       1,281       1,412
  Income before income taxes
    and minority interest                     19,724      18,184      11,649
  Provision for income taxes                   5,917       5,273       3,262
  Income before minority interest             13,807      12,911       8,387
  Minority interest's share of income              -         (91)       (109)

  Net income                                $ 13,807    $ 12,820    $  8,278

  Earnings per share                        $   1.96    $   1.85    $   1.45
  Shares used in earnings per
    share calculations                      7,060,000    6,919,000  5,703,000




  The accompanying notes are an integral part of these financial statements.

/54

  Consolidated Balance Sheets              Ionics, Incorporated

  December 31
  Dollars in thousands                       1993           1992
    Assets
    Current assets:
    Cash and cash equivalents              $ 21,534       $ 13,535
    Short-term investments                    8,603         28,281
    Notes receivable, current                 2,505          3,195
    Accounts receivable                      57,214         43,640
    Receivables from affiliated companies     2,944          4,096
    Inventories                              13,926         12,314
    Other current assets                      3,231          3,696

      Total current assets                  109,957        108,757

  Notes receivable, long-term                 4,919         10,156
  Investments in affiliated companies         4,989          4,279
  Property, plant and equipment, net        100,445         97,801
  Other assets                               29,252          3,597

      Total assets                         $249,562       $224,590

  Liabilities and Stockholders' Equity
  Current liabilities:
    Notes payable and current
      portion of long-term debt            $    326       $    975
    Accounts payable                         12,496         12,272
    Other current liabilities                32,332         16,060
    Taxes on income                             928          1,192

      Total current liabilities              46,082         30,499

  Long-term debt and notes payable              109            439

  Deferred income taxes                       2,699          2,777
  Other liabilities                             591            535
  Commitments                                     -              -

  Stock holders' equity:
      Common stock, par value $1, authorized shares:
      30,000,000 in 1993 and 1992;
      issued: 6,945,805 in 1993 and
        6,908,513 in 1992                     6,946          6,909
      Additional paid-in capital            124,189        123,148
      Retained earnings                      75,574         61,767
      Cumulative translation adjustments     (6,628)        (1,484)

      Total stockholders' equity            200,081        190,340
      Total liabilities and
         stockholdersU equity              $249,562       $224,590

  The accompanying notes are an integral part of these financial statements.

/55

  Consolidated Statements of Cash Flows              Ionics, Incorporated

  For the years ended December 31
  Dollars in thousands                                 1993       1992       1991
  Operating activities:
    Net income                                       $ 13,807   $ 12,820   $  8,278
    Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                    15,463     12,588      8,530
      Provision for losses on accounts
        and notes receivable                              390        944        923
    Deferred income tax provision (benefit)             1,589        562       (571)
    Changes in assets and liabilities, net of effects
    of businesses acquired:
      Notes receivable                                 (1,175)    (2,699)    (2,489)
      Accounts receivable                              (7,332)    (2,209)    (5,989)
      Inventories                                      (1,509)      (748)     2,594
      Other current assets                                498     (2,016)       282
      Investments in affiliates                          (641)      (250)      (263)
      Accounts payable and accrued expenses            (7,432)    (1,819)     6,129
      Income taxes                                       (987)    (2,481)       472
      Other                                              (825)      (567)       276
      Net cash provided by operating
        activities                                     11,846     14,125     18,172

  Investing activities:
    Additions to property, plant and
      equipment                                       (14,667)   (24,698)   (34,862)
    Sale/(Purchase) of short-term
      investments                                      19,129    (28,623)         -
    Acquisitions, net of cash acquired                 (7,959)    (2,352)         -
      Net cash used by investing
       activities                                      (3,497)   (55,673)   (34,862)

  Financing activities:
    Principal payments on current debt                 (8,845)    (3,601)   (34,250)
    Proceeds from issuance of current debt              8,176        682      9,745
    Principal payments on long-term debt                 (506)    (4,717)      (778)
    Proceeds from issuance of
      long-term debt                                      256        235      1,655
     Proceeds from stock option plans                   1,078      1,227        419
    Sale of common stock                                    -     53,991     43,827
      Net cash provided by
      financing activities                                159     47,817     20,618

  Effect of exchange rate changes on cash                (509)      (574)       (33)

  Net change in cash and cash equivalents               7,999      5,695      3,895
  Cash and cash equivalents at
    beginning of year                                  13,535      7,840      3,945

  Cash and cash equivalents at end of year           $ 21,534   $ 13,535  $  7,840

  The accompanying notes are an integral part of these financial statements.

/56

   Consolidated Statements of Stockholders' Equity                             Ionics, Incorporated


                                             Common Stock        Additional                Cumulative  Total
                                                       Par       Paid-in       Retained    Translation Stockholders'
  Dollars in thousands                     Shares      Value     Capital       Earnings    Adjustments Equity
  Balance December 31, 1990                4,172,020   $4,172    $ 26,421      $40,669     $ 4,352     $  75,614
  Sale of common stock                     1,495,000    1,495      42,332            -           -        43,827
  Stock options exercised                     41,349       41         189            -           -           230
  Tax benefit of stock option activity             -        -         189            -           -           189
  Translation adjustments, net of
       income taxes of $55                         -        -           -            -        (207)         (207)
  Net income                                       -        -           -        8,278           -         8,278

  Balance December 31, 1991                5,708,369    5,708      69,131       48,947       4,145       127,931
  Sale of common stock                     1,150,000    1,151      52,840            -           -        53,991
  Stock options exercised                     50,144       50         497            -           -           547
  Tax benefit of stock option activity             -        -         680            -           -           680
  Translation adjustments, net of
    income taxes of $746                           -        -           -            -      (5,629)       (5,629)
  Net income                                       -        -           -        12,820          -        12,820

  Balance December 31, 1992                6,908,513    6,909     123,148       61,767      (1,484)      190,340
  Stock options exercised                     37,292       37         465            -           -           502
  Tax benefit of stock option activity             -        -         576            -           -           576
  Translation adjustments, net of
  income taxes of $1,165                           -        -           -            -      (5,144)       (5,144)
  Net income                                       -        -           -       13,807           -        13,807
  Balance December 31, 1993                6,945,805   $6,946    $124,189      $75,574     $(6,628)     $200,081




  The accompanying notes are an integral part of these financial statements.

/57

  NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

      The consolidated financial statements include the accounts of the Company, its wholly and majority-owned subsidiaries and Aqua Cool Enterprises, Inc., a controlled affiliate. All significant intercompany accounts and transactions have been eliminated.

      Investments in affiliated companies, representing non-majority ownership interests, are accounted for under the equity method.

  Revenue Recognition

      Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans.

      Most equipment leases to customers are accounted for as operating leases wherein rental revenues are recognized over the life of the lease and the cost of the equipment is depreciated over its useful life. Some leases are accounted for as sales-type leases wherein the present value of the lease revenues and costs are recognized at the time of shipment of the product.

      Revenues from large contracts are recognized using the percentage completion method of accounting in the proportion that costs incurred bear to total estimated costs at completion. Losses, if any, are provided for in the period in which the loss is determined.

      Interest earned on notes receivable, totaling $1,277,000, $1,643,000 and $1,309,000 in 1993, 1992 and 1991, respectively, is included in revenues.

  Cash Equivalents

      Short-term investments with a maturity of 90 days or less from date of acquisition a reclassified as cash equivalents.

  Inventories

      Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis. The Company had no deferred production costs which exceeded the aggregate estimated cost of long-term sales contracts.
/58

  Property, Plant and Equipment

      Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment a mounted to $177,000, $709,000 and $703,000 in 1993, 1992 and 1991,
  respectively. Depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:

  Classification                                   Depreciation Lives
  Buildings and improvements                             10-40 years
  Machinery and equipment, including
    water supply equipment                                3-25 years
  Other                                                   3-12 years

      The Company's policy is to depreciate desalination plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding water supply contracts.

  Goodwill

      Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis for up to 40 years.

  Foreign Exchange

      Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates for the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholdersU equity.

      Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains included in income before taxes totaled $157,000, $587,000 and $180,000 for 1993, 1992 and 1991, respectively.

  Income Taxes

      Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Earnings per Share Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of dilutive stock options. Fully diluted earnings per share is substantially the same as earnings per share.
/59

  NOTE 2. CONSOLIDATED BALANCE SHEET DETAILS

  Dollars in thousands                         1993         1992
      Raw materials                           $  9,541    $  7,949
      Work in process                            3,016       2,928
      Finished goods                             1,369       1,437

      Inventories                             $ 13,926    $ 12,314

      Land                                    $  1,261    $  1,279
      Buildings                                 13,829      13,752
      Machinery and equipment                  121,792     110,382
   Other, including furniture, fixtures
      and vehicles                              18,918      13,348
                                               155,800     138,761

   Accumulated depreciation                    (55,355)    (40,960)

  Property, plant and equipment, net          $100,445    $ 97,801

  Goodwill                                    $ 25,660    $  4,849
  Accumulated amortization                      (1,608)     (1,252)
  Other                                          5,200           -
  Other assets                                $ 29,252    $  3,597

  Obligation for purchase of RCC              $ 10,974    $      -

  Customer deposits                              5,668       4,288
  Accrued commissions                            1,733       1,778
  Accrued expenses                              13,957       9,994
  Other current liabilities                   $ 32,332    $ 16,060

  NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION
  Dollars in thousands                        1993       1992       1991

  Cash payments for interest and income taxes:

      Interest                                $   150   $  783    $3,320
      Taxes                                   $ 4,403   $7,374    $3,119

   Liabilities assumed in conjunction with
   acquisitions and ACE preferred stock purchase:
      Fair value of assets consolidated       $47,825   $2,609
      Net cash paid                            (7,959)    (375)
      Liability associated with purchase of
       Resources Conservation Co. (net
       of cash acquired)                      (10,488)       -

  Liabilities assumed                         $29,378   $2,234
/60

  NOTE 4. ACCOUNTS RECEIVABLE

  Dollars in thousands                        1993      1992

  Billed receivables                          $36,819   $29,068
  Unbilled receivables                         21,715    16,208
  Allowance for doubtful accounts              (1,320)   (1,636)
  Accounts receivable                         $57,214   $43,640

  Unbilled receivables represent the excess of revenues recognized on percentage of completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones.
  Substantially all of the unbilled amounts at December 31, 1993 are expected to be billed during 1994.

      Billed receivables include retainage amounts of $3,054,000 and $1,626,000 at December 31, 1993 and 1992, respectively. Substantially all retainage amounts are collectible within one year.

  NOTE 5. INVESTMENTS IN AFFILIATED COMPANIES

  The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled and treated water and the sale of equipment and replacement parts.
                                              Ownership
  Affiliate                                   Percentage

  Aqua Cool Kuwait - Kuwait                   49%
  Aqua Cool Saudi Arabia - Saudi Arabia       40%
  Jalal-Ionics, Ltd. - Bahrain                40%
  Watlington Waterworks Limited - Bermuda     23%
  Yuasa-Ionics Co., Ltd. - Japan              50%

      The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

  Activity in investments in affiliated companies:
  Dollars in thousands                        1993      1992      1991

  Investments at beginning of year            $4,279    $ 4,008   $ 3,720
  Equity in earnings                             775      1,281     1,412
  Distributions received                        (134)    (1,058)   (1,211)
  Additional investment
      made during the year                         -         27        62

  Cumulative translation adjustments              69         21        25

  Investments at end of year                  $4,989    $ 4,279   $ 4,008

      At December 31, 1993, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $10,480,000 and $5,491,000, respectively. The Company's equity in the 1993 total revenues of these affiliates was $9,094,000.
/61

  Summarized data for foreign affiliates follows:
  Dollars in thousands                        1993      1992      1991

  Current assets                              $ 9,056   $ 8,622   $ 7,773
  Property and equipment, net                   8,169     7,848     5,262
  Current liabilities                           7,069     7,505     4,479
  Long-term debt                                  424       584       652
  Revenues                                     15,288    14,724    13,387
  Gross profit                                  6,701     6,929     6,312
  Net income                                    1,364     2,076     1,981



   NOTE 6. CONTINGENT LIABILITIES

      The Company is from time to time involved in litigation in the normal course of its business. None of these litigation matters is believed to be material to the financial position or business of the Company.

      Under the terms of a 1992 Settlement Agreement among the potentially responsible parties (PRPs), the Environmental Protection Agency (EPA) and the Commonwealth of Massachusetts, the Company paid $381,000 as a settlement amount to the Silresim Superfund Site settlement trust fund, representing the Company's approximately 1% volumetric contribution of wastes to the site. This fund, which contains in excess of $40 million, will be used by the EPA to clean up the Silresim Site in Lowell, Massachusetts. The amount paid by the Company had been fully reserved at December 31, 1991, and the payment had no material adverse impact on the Company. Because the pollution problems at the site have been extensively studied and because the funds collected from the settling PRPs by the site settlement trust fund substantially exceed the EPA's own estimate of remediation costs, the Company believes that it is unlikely that it will incur any further monetary obligations with respect to this site, other than site access costs that will be incurred by the EPA in connection with its remediation activities. The Company's share of these site access costs is expected to be $30,000 to $40,000 over the next several years.

      The Company was notified in June, 1992 that it is a PRP at another Superfund site, Solvent Recovery Service of New England in Southington, Connecticut (the "SRS Site"). The EPA has not yet completed its remedial investigation or issued a record of decision specifying estimated clean-up costs, and therefore it is too early to determine what the Company's liability might be with respect to the SRS Site. However, based upon the very large number of PRPs identified (over 1,000), the Company's small volumetric ranking in comparison to the total volume of wastes (less than 0.5%) and the identities of the larger PRPs, which include many substantial companies, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.
/62

  NOTE 7. LONG-TERM DEBT AND NOTES PAYABLE

  Dollars in thousands                        1993      1992

  6 3/4% Industrial Revenue Bond
      due 1994, in equal quarterly
      installments                            $120      $360
  9% mortgage note payable to bank due in
      equal monthly installments                 -       198
  Other credits                                162       422
                                               282       980
  Less installments due within one year        173       541

  Long-term debt and notes payable            $109      $439

  The Industrial Revenue Bond is a limited obligation of the Industrial Development Financing Authority Board of the Town of Watertown,
  Massachusetts, guaranteed by the Company and collateralized by property, plant and equipment with a net book value of approximately $1,965,000 at December 31, 1993.

      Maturities of long-term debt and notes payable for the five years ending December 31, 1994 to 1998 are approximately $173,000, $22,000, $19,000, $8,000 and $7,000, respectively.

      The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate or the London Interbank Offered Rate plus 1/2%, at the Company's option. There were no borrowings outstanding under these lines of credit at December 31, 1993 or 1992.

      The Company utilizes short-term bank loans to finance working capital requirements for certain business units. During 1993 and 1992, the weighted average amount of such borrowings was approximately $1,429,000 and $1,290,000, respectively, and the maximum short-term borrowings under these arrangements in 1993 and 1992 were approximately $7,395,000 and $3,174,000, respectively. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth.

  NOTE 8. INCOME TAXES

  Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standard No. 109 (FAS 109). As permitted under the new rule, prior years' financial statements have not been restated. The cumulative effect of adopting this Statement as of January 1, 1993 was immaterial to net income.

      The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $369,000, $30,000 and $1,418,000 as of December 31, 1993,
  1992 and 1991, respectively. Reduced tax payments resulting from allocating tax benefits associated with the exercise of stock options directly to additional paid-in capital totaled $576,000, $680,000 and $189,000 in 1993, 1992 and 1991, respectively.
/63

      The following is a summary of U.S. and non-U.S. income before income taxes and minority interest, the components of the provisions for income taxes and deferred income taxes and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.

  Income before income taxes and minority interest:

  Dollars in thousands                        1993      1992      1991

  U.S.                                        $10,902   $ 9,753   $ 5,867
  Non-U.S.                                      8,822     8,431     5,782
  Income before income taxes and
      minority interest                       $19,724   $18,184   $11,649


  Income tax provisions (benefits) consist of the following:

  Dollars in thousands                        1993      1992      1991

      Federal                                 $2,124    $2,121    $ 2,603
      Foreign                                  1,729     2,290        755
      State                                      475       300        475

  Current provision                            4,328     4,711      3,833

      Federal                                    528      (441)    (1,061)
      Foreign                                  1,013       976        625
      State                                       48        27       (135)

  Deferred provision (benefit)                 1,589       562       (571)
  Provision for income taxes                  $5,917    $5,273    $ 3,262

  Deferred tax provisions (benefits) consist of the following:

  Dollars in thousands                        1993      1992      1991

  U.S. tax on unremitted earnings
      (net of foreign tax credit )            $  335    $   -     $    -
  Use of installment method                        -        -       (744)
  Use of different book/tax contract
      accounting methods                         257      (94)    (1,090)
  Net reversal of deferred profit on
      sales to foreign subsidiaries               71       44         33
  Use of accelerated depreciation                651      672        970
  DISC dividend                                 (197)    (197)      (197)
  Bad debt reserve activity                       87      (76)       126
  Other, net                                     385      213        331
  Deferred tax provision (benefit)            $1,589    $ 562     $ (571)
/64

  The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                                              1993      1992      1991

  U.S. Federal statutory rate                 34.0%     34.0%     34.0%
  Foreign Sales Corporation                   (1.9)     (2.2)     (4.4)
  Tax exempt interest income                  (3.5)     (3.7)        -
  Provision on undistributed
      foreign earnings                           -       7.8         -
  Timing items completely reversed               -      (7.5)        -
  State income taxes,
      net of federal tax benefit               1.8       1.2       1.9
  Foreign income taxed at different rates     (1.3)       .3      (3.8)
  Other, net                                    .9       (.9 )      .3
  Effective tax rate                          30.0%     29.0%     28.0%

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1993 the temporary differences are:

                                              Deferred     Deferred tax
  Dollars in thousands                        tax assets   liabilities

  Depreciation                                $     -      $ 2,992
  Inventory valuation                             257           -
  Unremitted earnings                               -          512
  Bad debt reserves                               224            -
  Sales to foreign subsidiaries                 1,150            -
  Insurance reserves                              234            -
  Pensions                                        298            -
  Sale versus lease                             1,186            -
  Foreign withholding taxes on
      undistributed earnings                        -        1,333
  Foreign deferred liabilities                      -        1,524
  Net operating loss carryforwards              6,340            -
  Miscellaneous                                 1,103        1,162
                                               10,792        7,523

  Valuation allowance for deferred
      tax assets                               (1,800)           -

  Deferred income taxes                       $ 8,992      $ 7,523

      At December 31, 1993, the Company had unused tax loss carryforward benefits of $6,340,000 (expiring in fiscal years 2004 to 2008). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established a $1,800,000 valuation allowance at December 31, 1993. The net unused tax loss carryforward benefit of $4,540,000 has been included in other assets.
/65

  NOTE 9. STOCKHOLDERS' EQUITY

      The Company maintains two stock option plans. Under its 1979 Stock Option Plan (the "1979 Plan"), options may be granted to officers and other employees of the Company (either as non-qualified options or until February 15, 1989, as incentive stock options) and are exercisable at a price of not less than $1.00 per share. Any difference between the option price and the fair market value at the date of grant is charged to operations over the expected period of benefit to the Company. No additional shares of common stock were authorized for issuance as options during 1993. At December 31, 1993, 12,754 shares were reserved for issuance of additional options under the 1979 Plan.

      During 1992, an additional 70,000 shares of common stock were authorized for issuance as options under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"). These options may be granted at a price not less than fair market value at the date of grant. No additional shares of common stock were authorized for issuance as options under the 1986 Plan during 1993. As of December 31, 1993, 67,000 shares were reserved for issuance of additional options under the 1986 Plan.

      The Company has also reserved 45,600 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of Osmomar S.A., a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992.

      A summary of changes in the total amount of outstanding options for the three years ended December 31, 1993 follows:

                                               1993           1992           1991
  Shares under option,
      beginning of year                       530,375        555,780        361,769
  Options granted                             350,250         31,750        245,500
  Options exercised                           (39,839)       (55,480)       (51,489)
  Options cancelled                            (8,000)        (1,675)             -
  Shares under option,
      end of year                             832,786        530,375        555,780
  Shares exercisable                          800,866        493,895        514,740

  Price range of
      options granted                         $39.50-48.75   $ 1.00-60.75   $40.13-46.25
  Price range of
      options exercised                       $ 1.00-54.00   $11.00-43.00   $ 1.00-24.50
   Price range of
      options exercisable                     $ 1.00-60.75   $ 1.00-60.75   $ 1.00-46.25


      The Company also has a Section 401(k) stock savings plan under which 75,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares will normally be acquired for the plan in the open market. However, the Board of Directors has reserved an additional 60,000 shares for issuance by the
  Company from authorized but unissued shares if required. Through December 31, 1993, no shares had been issued under the plan.

/66

     The Company has adopted a Stockholder Rights Plan designed to protect stockholders against abusive takeover tactics. Rights were distributed as a dividend at the rate of one right for each share of the Company's stock. Each right entitles the holder to purchase from the Company one unit, consisting initially of one-fifth share of common stock and one note in principal amount equal to four-fifths of the current market price of the common stock on the date of exercise, at a purchase price of $50 subject to adjustment. In certain circumstances, rights cease to be exercisable for a unit and become exercisable for $100 worth of common stock (or a combination of cash, property or other securities of the Company) for $50.

     The rights are not exercisable until: (i) 10 days following a public announcement that a person or group has acquired 20 percent or more of the Company's common stock; or (ii) 10 business days following the commencement of a tender offer that could result in the person or group owning at least 30 percent of the Company's stock; or (iii) immediately after a declaration by the Company's independent directors that a person is an "Adverse Person," as defined in the Rights Plan.

     Subject to possible extension, the rights may be redeemed by the Company at $.01 per right at any time until 10 days after a public announcement that 20 percent or more of the Company's outstanding common stock has been acquired by a person or group. Unless redeemed earlier, the rights, which have no voting power, expire on December 31, 1997.

  NOTE 10. OPERATING LEASES

      The Company leases equipment, primarily triple-membrane trailers and bottled water coolers, to customers through operating leases. The original cost of this equipment was $37,555,000 and $27,657,000 at December 31, 1993 and 1992, respectively. The accumulated depreciation for such equipment was $9,914,000 and $6,173,000 at December 31, 1993 and 1992, respectively.

     At December 31, 1993, future minimum rentals receivable under noncancelable operating leases in the years 1994 through 1998 and later were approximately $5,582,000, $5,019,000, $4,019,000, $3,329,000, $2,705,000 and
$7,745,000, respectively.

  NOTE 11. PROFIT SHARING AND PENSION PLANS

     The Company has a contributory profit-sharing plan covering substantially all of the employees of its Bridgeville, Pennsylvania operations and certain related operations. Company contributions are made from pre-tax profits and may vary from 8% to 15% of participants' compensation and are allocated to participantsU accounts in proportion to each participants' respective compensation. Company contributions were $381,000, $372,000 and $387,000 in 1993, 1992 and 1991, respectively.

     The Company also has a contributory defined benefit pension plan for its Watertown-based employees as well as personnel at Ionics Pure Solutions in Arizona, Ionics Ultrapure Water Corporation in California and Resources Conservation Company in Washington. The benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.
/67

      The following table sets forth the pension plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1993 and 1992:

  Dollars in thousands                             1993       1992
  Actuarial present value of benefit obligations:
      Accumulated benefit obligation,
      including vested benefits of
      $6,447 and $5,734, respectively              $6,778     $5,957
      Projected benefit obligation for service
      rendered to date                             $7,736     $6,678

  Plan assets at fair value                         6,615      5,829
  Projected benefit obligation in excess
      of plan assets                                1,121        849
  Unrecognized net loss                              (508)      (287)
  Unrecognized prior service cost                    (120)      (130)
  Unrecognized net assets being amortized
      over approximately 17 years                     520        573
  Accrued pension cost at December 31              $1,013     $1,005

  Net pension cost included the following components:
  Dollars in thousands                             1993       1992          1991
  Service cost                                     $568       $482          $386
  Interest cost                                     556        512           478
  Return on plan assets                            (632)      (380)         (886)
  Net amortization (deferral)                        50       (137)          416
  Net periodic pension cost                        $542       $477          $394


    The discount rates used in determining the projected benefit obligation are 7.5% in 1993 and 8% in 1992. The rate of increase in compensation levels used is 6%. The expected long-term rate of return on assets was 9%.
 Plan assets consist primarily of money market, equity and fixed income securities and are administered by an independent trustee.

      The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits  other than those described above.

  NOTE 12. FINANCIAL INSTRUMENTS

  Off-Balance-Sheet Risk

      The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $19.2 million and $5.2 million of these letters were outstanding at December 31, 1993 and 1992, respectively. Approximately 11% of the letters of credit outstanding at December 31, 1993 are scheduled to expire in 1994. The
  Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency  exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1993 and 1992.

/68

  Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments, trade accounts receivable and notes receivable. The credit risk of cash equivalents and investments is low as the funds are primarily invested in U.S. government securities and with major financial institutions. The Company's concentrations of credit risk with respect to trade accounts receivable and notes receivable is considered low. The Company's customer base is spread across many different industries and geographies and the Company obtains guaranteed letters of credit for many of its foreign orders.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash equivalents and investments closely approximates their fair values as these items have relatively short maturities and are highly liquid. Based on market information, the carrying amounts of notes receivable and debt approximates their fair values.

  INVESTMENTS IN SECURITIES

     In May 1993, the Financial Accounting Standards Board issued Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires the expanded use of fair value accounting for certain investments in debt and equity securities. The Statement is effective for fiscal years beginning after December 15, 1993. The impact of adoption on the Company's financial position is not expected to be material.

  NOTE 13.  CONSOLIDATION AND ACQUISITION

  AQUA COOL ENTERPRISES, INC.

     Prior to May 26, 1993, Aqua Cool Enterprises, Inc. ("ACE") was an independently owned distributor of the Company's Aqua Cool bottled water products. The Company sold bottled water and related supplies to ACE; leased coolers and vehicles to ACE; and provided management services and operational support to ACE. In addition to equipment lease financing it received from the Company, ACE had received $12.5 million in debt and preferred equity financing from Westinghouse Credit Corporation ("Westinghouse") over a three- year period beginning in 1989.

     Effective May 26, 1993, the Company loaned $8.25 million to ACE with which ACE subsequently redeemed the outstanding senior note and preferred stock of ACE held by Westinghouse. On June 10, 1993, the Company exchanged its $8.25 million loan to ACE for ACE preferred stock. The Company holds an option to acquire the outstanding common stock of ACE for a nominal amount.

     As a result of these transactions, the Company has consolidated the operating results of ACE as if ACE were a wholly owned subsidiary. ACE's results of operations are included in the Company's consolidated financial statements from May 26, 1993. The combination has been accounted for under the purchase method with goodwill of $12.2 million, net of federal income tax benefits of $4.5 million, being amortized on a straight-line basis over 40 years.
/69

    For purposes of presenting the following unaudited pro forma consolidated results all transactions between the Company and ACE have been eliminated as if the consolidation had occurred on January 1, 1992.
    The pro forma results also reflect adjustments that are attributable to the consolidation such as interest expense, goodwill amortization, operational efficiencies, asset revaluations and related tax effects.

  Twelve Months Ended December 31 (unaudited)
                                                   1993       1992
  Net revenues                                     $174,400   $155,569
  Income before extraordinary items                $ 12,702   $ 10,401
  Net income                                       $ 12,702   $ 10,401
  Earnings per share                               $ 1.80     $ 1.50

    RESOURCES CONSERVATION COMPANY

  Effective December 1, 1993, the Company acquired a substantial portion of the assets and liabilities of Resources Conservation Company (RCC) for approximately $10.9 million. RCC designs, engineers and installs wastewater treatment systems.

      The acquisition was accounted for under the purchase method with the results of RCC included from December 1, 1993. Goodwill of $8.3 million is being amortized on a straight-line basis over 40 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was immaterial.
  Fiscal 1993 RCC revenues for the period prior to December 1, 1993 were approximately
  $25.3 million.

      Payment of the RCC purchase price of $10.9 million plus related interest expense of approximately $100,000 occurred on January 27, 1994. The obligation for payment plus related accrued interest was included in other current liabilities at December 31, 1993.

  NOTE 14. SEGMENT INFORMATION

  Business Segments The Company conducts its business in three business segments:

      Membranes and Related Equipment - electrodialysis reversal systems; reverse osmosis systems; microfiltration systems; conventional water and wastewater treatment equipment;
  other separations technology products; zero liquid discharge systems; instruments for monitoring and on-line detection of pollution levels; and fabricated products.

      Water and Chemical Supply - water and chemicals produced by the Company's membrane-
  based equipment, including desalted water for municipal and industrial use; ultrapure water for electronics and other industries; and bleach and related chemicals.

      Consumer Water Products - bottled water; over and under-the-sink point of use devices; carbon filtering media; and point-of-entry systems for treating the entire home water supply.

/70

      A summary of the Company's operations by business segment follows on the next page:


                                          Membranes    Water and    Consumer   Corporate
                                         and Related    Chemical      Water        and
  Dollars in thousands                    Equipment      Supply     Products      Other         Total
  1993
  Revenue - unaffiliated customers           $92,352     $51,513     $31,408       $  -      $175,273
  Intersegment transfers                       1,165         574           9     (1,748)           -
  Income from operations                       4,850       8,629       4,679       (998)       17,160
  Equity income                                (195)         155         815          -           775
  Earnings before interest and taxes (EBIT)    4,655       8,784       5,494       (998)       17,935
  EBIT % of total EBIT                           26%         49%         31%        (6%)         100%
  Identifiable assets                         78,341      88,094      54,533      23,605      244,573
  Investments in affiliated companies            338       1,108       3,543          -         4,989
  Depreciation and amortization                2,159      10,431       2,662         211       15,463
  Capital expenditures                         2,605       9,470       2,092         500       14,667

  1992
  Revenue - unaffiliated customers           $81,019     $46,698     $27,523       $  -      $155,240
  Intersegment transfers                       1,939         597           3     (2,539)          -
  Income from operations                       7,540       7,585       1,013     (1,322)       14,816
  Equity income                                (185)         158       1,308          -         1,281
  Earnings before interest and taxes (EBIT)    7,355       7,743       2,321     (1,322)       16,097
  EBIT % of total EBIT                           46%         48%         14%        (8%)         100%
  Identifiable assets                         55,833      92,906      35,377      36,195      220,311
  Investments in affiliated companies            463         981       2,835          -         4,279
  Depreciation and amortization                1,957       8,212       2,113         306       12,588
  Capital expenditures                         1,548      19,467       3,069         614       24,698

  1991
  Revenue - unaffiliated customers           $76,267     $31,491     $30,362       $  -      $138,120
  Intersegment transfers                       1,231         780          -      (2,011)           -
  Income from operations                       4,653       5,022       1,699     (1,192)       10,182
  Equity income                                 (19)         116       1,315          -         1,412
  Earnings before interest and taxes (EBIT)    4,634       5,138       3,014     (1,192)       11,594
  EBIT % of total EBIT                           40%         44%         26%       (10%)         100%
  Identifiable assets                         53,628      86,891      32,572         880      173,971
  Investments in affiliated companies            628         829       2,551          -         4,008
  Depreciation and amortization                1,968       3,758       2,483         321        8,530
  Capital expenditures                         1,802      30,797       2,006         257       34,862



/71

  Geographic Segments

  Sales are reflected in the segment from which the sales are made. Transfers between areas are generally made at cost plus a markup which approximates prices charged to unaffiliated customers. Certain corporate expenses are included with the  elimination of intersegment profit in the "Corporate and Eliminations" segment. Identifiable corporate assets, which are net of eliminations, consist primarily of cash and short-term investments. Information about the Company's operations by geographic  segment follows:


                                                                                                 Corporate
                                                       United                      Other         and
  Dollars in thousands                                 States        Europe        International Eliminations  Total
  1993
  Revenue - unaffiliated customers                     $123,599      $42,571       $ 9,103       $      -      $175,273
  Intersegment transfers                                  9,375          420         2,824        (12,619)            -
  Income from operations                                 10,968        5,417           985           (210)       17,160
  Identifiable assets                                   171,483       42,041        11,771         19,278       244,573
  1992 Revenue - unaffiliated customers                $102,498      $41,992       $10,750       $      -      $155,240
  Intersegment transfers                                  7,033          223         1,731         (8,987)            -
  Income from operations                                  8,852        6,546           907         (1,489)       14,816
  Identifiable assets                                   137,562       41,580        10,387         30,782       220,311
  1991
  Revenue Q unaffiliated customers                     $ 85,427      $40,754       $11,939       $      -      $138,120
  Intersegment transfers                                  8,581        1,342         2,049        (11,972)            -
  Income from operations                                  5,234        4,910           947           (909)       10,182
  Identifiable assets                                   113,237       55,383        10,066         (4,715)      173,971

  Included in the United States segment are export  sales of approximately 22%, 27% and 26% for 1993, 1992 and 1991, respectively. Including these U.S. export sales, the percent ages of total revenues attributable to activities outside the U.S. were 45%, 52% and 54% in 1993, 1992 and 1991, respectively.


/72

  Report of Independent Accountants

  To the Board of Directors and Stockholders of Ionics, Incorporated:

  We have audited the consolidated balance sheets of Ionics, Incorporated at December 31, 1993 and 1992 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ionics, Incorporated as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


  Boston, Massachusetts February 22, 1994

/73

  Selected Financial Data                              Ionics, Incorporated



  Statement of Operations Data
  Dollars in thousands, except
  per share amounts                1993      %         1992      %         1991      %         1990      %         1989         %
  Revenues                         $175,273  100.0     $155,240  100.0     $138,120  100.0     $128,408  100.0     $108,915  100.0
  Income before income taxes         19,724   11.3       18,184   11.7       11,649    8.4        6,442    5.0        5,310    4.9
  Net income                         13,807    7.9       12,820    8.3        8,278    6.0        4,727    3.7        3,590    3.3
  EarnEarnings per share               1.96                1.85                1.45                1.10                 .85

  Balance Sheet Data
  Dollars in thousands             1993      1992      1991      1990      1989
  Current assets                   $109,957  $108,757  $ 72,334  $ 66,572  $ 67,018
  Current liabilities                46,082    30,499    36,528    51,716    44,833
  Working capital                    63,875    78,258    35,806    14,856    22,185
  Total assets                      249,562   224,590   177,979   143,759   134,874
  Long-term debt and notes payable      109       439     5,579     8,027    14,419
  Stockholders' equity              200,081   190,340   127,931    75,614    68,102


  Selected Quarterly Financial Data (unaudited)
  Dollars in thousands,                                          Earnings                                                   Earnings
  except per                                 Gross     Net       per                                     Gross     Net      per
  share amounts                    Revenues  Profit    Income    Share                         Revenues  Profit    Income   Share
  1993                                                                     1992
  First Quarter                    $ 41,158  $13,911   $ 3,364     .48     First Quarter       $ 36,248  $13,182   $ 2,607  $  .40
  Second Quarter                     45,618   15,080     3,520     .50     Second Quarter        40,063   14,183     3,183     .45
  Third Quarter                      42,791   14,314     3,516     .50     Third Quarter         37,111   13,620     3,372     .48
  Fourth Quarter                     45,706   14,965     3,407     .48     Fourth Quarter        41,818   14,324     3,658     .52
                                   $175,273  $58,270   $13,807   $1.96                         $155,240  $55,309   $12,820   $1.85

  Common Stock Price Range         High      Low                 High      Low
  1993                                                                               1992
  First Quarter                    $67 7/8   $53 1/2   First Quarter       $67 1/2   $42 1/4
  Second Quarter                   $56 3/8   $39       Second Quarter      $59 7/8   $51
  Third Quarter                    $50       $38 1/2   Third Quarter       $57 1/2   $50
  Fourth Quarter                   $52 3/8   $46 3/4   Fourth Quarter      $68 1/2   $51 3/4

/74

         Board of Directors

         ARTHUR L. GOLDSTEIN u
         Chairman of the Board,
         President and Chief
         Executive Officer
         Ionics, Incorporated

         WILLIAM L. BROWN s n
         Retired Chairman of the
         Board, The First National
         Bank of Boston

         ARNAUD DE VITRY D'AVAUCOURT s n
         Engineering Consultant
         and Director of Various
         Organizations

         LAWRENCE E. FOURAKER u s n
         Trustee and Director of
         Various Organizations

         SAMUEL A. GOLDBLITH u s n
         Professor Emeritus
         Massachusetts Institute
         of Technology, and
         Consultant

         K. KACHADURIAN
         Senior Vice President
         Ionics, Incorporated

         WILLIAM E. KATZ
         Executive Vice President
         Ionics, Incorporated

         ROBERT B. LUICK
         Of Counsel, Sullivan and
         Worcester, Attorneys

         JOHN J. SHIELDS s n
         President and Chief
         Executive Officer
         King's Point
         Holdings Incorporated

         MARK S. WRIGHTON
         Provost and Professor of Chemistry,
         Massachusetts Institute of Technology

/75

         ALLEN S. WYETT s n
         President, Wyett
         Consulting Group, Inc.



         u    Member of Executive
              Committee
         s    Member of Audit
              Committee
         n    Member of Compensation
              Committee
















































/76

         Corporate Officers

         ARTHUR L. GOLDSTEIN
         Chairman of the Board,
         President and Chief
         Executive Officer

         WILLIAM E. KATZ
         Executive Vice President

         K. KACHADURIAN
         Senior Vice President

         ROBERT J. HALLIDAY
         Vice President
         Finance and Accounting
         and Chief Financial
         Officer

         STEPHEN KORN
         Vice President, General
         Counsel and Clerk

         THEODORE G. PAPASTAVROS
         Vice President
         Strategic Planning
         and Treasurer

































/77

         Principal Offices,
         Affiliates &
         Subsidiaries

         Ionics, Incorporated
         Bridgeville, Pennsylvania

         General Ionics
         Cuyahoga Falls, Ohio

         Ionics Pure Solutions
         Phoenix, Arizona

         Elite Chemicals N.E.,
         Springfield, Massachusetts

         Ionics Ultrapure Water Corp.
         Campbell, California

         Resources Conservation Co.
         Bellevue, Washington

         Resources Conservation Co. International
         Bellevue, Washington

         Ionics Italba, S.p.A.
         Milan, Italy

         Ionics Iberica, S.A.
         Grand Canary, Spain

         Ionics Nederland, B.V.
         Maastricht, the Netherlands

         Ionics
         (UK) Ltd.
         London, England

         Global Water Services,  S.A.
         Panama City, Panama

         Ionics, Incorporated
         Hong Kong

         Ionics (Bermuda) Ltd.
         Hamilton, Bermuda

         Elite Chemicals Pty. Ltd.
         Brisbane, Qld. Australia














/78

         Eau et Industrie
         Paris, France

         Watlington Waterworks Ltd.
         Devonshire, Bermuda

         Jalal-Ionics, Ltd.
         Manama, Bahrain

         Aqua Cool Saudi Arabia
         Dammam, Saudi Arabia

         Aqua Cool Kuwait
         Kuwait City, Kuwait

         Aqua Cool Enterprises, Inc.
         Watertown, Massachusetts

         Yuasa-Ionics Co., Ltd.
         Tokyo,
         Japan
         Corporate Headquarters

         Ionics, Incorporated
         Watertown, Massachusetts


         Investor Information

         The Annual Meeting of Ionics'
         shareholders will be held
         Thursday, May 5, 1994 at
         2:00 P.M. at Bank of Boston
         100 Federal Street,
         Boston, Massachusetts


         Ionics' common stock is traded
         on the New York Stock Exchange under
         the symbol ION.  As of March 18, 1994
         there were approximately
         1,800 shareholders of record.  No cash
         dividends were paid in either 1993 or
         1992 pursuant to Ionics' current policy to retain earnings for use in its business.

         For information or assistance
         regarding individual stock
         records, transactions or
         certificates, please call the
         Transfer Agent's Telephone
         Response Center: (617)575-2900 between 8 A.M. and 7 P.M.


















/79

         A copy of Ionics' Annual
         Report on Form 10-K, which
         is filed with the Securities and
         Exchange Commission, will be
         sent to any shareholder upon
         request directed to Investor
         Relations, Ionics, Incorporated,
         P.O. Box 9131,  Watertown, Massachusetts
         02272-9131,
         or by calling (617)926-2510
         ext. 874.


         TRANSFER AGENT
         & REGISTRAR
         The First National Bank of
         Boston, Boston, Massachusetts


         AUDITORS
         Coopers & Lybrand
         Boston, Massachusetts






































/80