Form 10-K, Exhibit 13
IONICS INC
filed 1995-03-31
CIK 52466

                                  EXHIBIT 13
                             IONICS, INCORPORATED
                       ANNUAL REPORT TO STOCKHOLDERS OF
                         IONICS, INCORPORATED FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1994

              (Only pages 17 through 32 and the inside back cover
                      constitute an Exhibit to Form 10-K)








































/38

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    The financial performance of Ionics continued to improve in 1994 with a 27% growth in revenues and a 12% improvement in earnings. The profit improvement resulted primarily from the continued success of "own and operate" and service-based activities relating to the Water, Food and Chemical Supply segment and from strong growth within the Consumer Products segment. These two segments experienced improvements over 1993 in earnings before interest and taxes of 41% and 31%, respectively. In addition, the earnings before interest and taxes of the Membranes and Related Equipment segment improved 9%.

    Total revenues were $222.4 million in 1994, compared with $175.3 million in 1993. Revenues were higher in all three business segments with the largest growth occurring in the Membranes and Related Equipment segment. This growth was primarily due to the acquisition of Resources Conservation Company (Ionics RCC) effective December 1, 1993, and to the growth in the sales of ultrapure water systems, particularly to the semiconductor industry.

    Water, Food and Chemical Supply segment revenues in 1994 increased as Ionics initiated its operation of two cheese whey processing facilities for Mid-America Dairymen, Inc. Ionics also realized significant growth in revenues related to ownership and operation of ultrapure water systems. In addition, demand continued to increase for chemical supply products produced by the Elite Chemicals businesses in Australia and in the United Kingdom, where the Company's newest bleach manufacturing facility began operating in the fourth quarter of 1993.

    Consumer Products revenues increased due to strong demand for consumer windshield wash and bleach products produced by the Elite Chemicals business in New England. Furthermore, higher volumes of bottled water were sold by existing Aqua Cool locations and through new distribution facilities in Cincinnati and Columbus, Ohio, Raleigh-Durham, North Carolina and Birmingham, England. These volume increases have been partially supported by an increase in production capacity resulting from the replacement of the bottling facility in Maryland with one in Virginia and the opening late in the year of a new bottling facility in New Jersey.
Home water product sales increased as the Company shipped additional water conditioning units through an expanded network of independent and Company-owned dealers.

    The addition of Ionics RCC, the increase in revenues from ultrapure water systems and the growth in consumer products were responsible for the 40% growth in the U.S. geographic segment. The decrease in the European geographic segment was due to slowness in traditional capital equipment sales.




/39

    Total revenues were $175.3 million in 1993, compared with $155.2 million in 1992. Each business segment experienced improved revenues with the largest growth occurring in the Membranes and Related Equipment segment due to higher equipment sales and, to a lesser extent, the December 1992 acquisition of the Company's French subsidiary, Eau et Industrie, and the December 1993 acquisition of Ionics RCC. Revenues from the Water, Food and Chemical Supply segment increased primarily as large Company-owned plants, which commenced operations in the first quarter of 1992, operated for the entire period in 1993. Consumer Products revenues increased with further development of the existing bottled water business, consolidation of Aqua Cool Enterprises, Inc. (ACE), the Company's distributor, as of May 26, 1993, and as domestic consumer chemical product sales grew. The increases in domestic equipment revenues, the expansion of the domestic consumer chemical business, and the additions of ACE and Ionics RCC were responsible for the 21% growth in the U.S. geographic segment.

    Cost of sales as a percentage of revenues were 69.3%, 66.8%, and 64.4% in 1994, 1993 and 1992, respectively.

    Cost of sales as a percentage of revenues increased during 1994 for the Membranes and Related Equipment and Consumer Products segments while it declined for the Water, Food and Chemical Supply segment. The increase in the Membranes and Related Equipment segment was due to a less favorable mix between capital equipment and spare parts revenues and to an increase in manufacturing overhead costs as a percentage of revenues resulting from reduced sales of traditional capital equipment. The acquisition of Ionics RCC also contributed to the increase as Ionics RCC classifies a greater percentage of its total costs as cost of goods sold, which is offset by lower operating costs, than does the traditional Membranes and Related Equipment segment.

    Cost of sales as a percentage of revenue declined in the Water, Food and Chemical Supply segment due to operational efficiencies achieved at certain own and operate sites. The increase in the Consumer Products segment resulted from a fluctuation in the mix of sales of individual consumer products.

    The increase in 1993 compared to 1992 was due primarily to the Membranes and Related Equipment segment which experienced greater than anticipated costs on several sizeable capital equipment sales. The Consumer Products segment showed an improvement in the cost of sales percentage due primarily to a steady decline in the Company's unit costs to manufacture and distribute bottled water and coolers resulting from significant increases in volume, route density and operating efficiencies.

    Operating expenses as a percentage of revenues were 21.2% in 1994, down from 23.5% in 1993 and 26.1% in 1992. The decrease in operating expenses as a percentage of revenues in 1994 and 1993 in all three business segments was due to the absorption of relatively fixed operating expenses by increased sales volume, and continued emphasis on expense controls. Operating expenses allocable to "Corporate and Other" (Note 14) increased in 1994 as the Company realized greater than anticipated losses in its

/40
self-insured workers' compensation and auto liability programs; recorded year-end bonuses for employees; and allocated a greater percentage of research and development expenses to "Corporate." Within the Membranes and Related Equipment segment, Ionics RCC's operating expenses as a percentage of revenues brought down the overall percentage for the segment.

    Interest income in 1994 was $1.1 million compared to $1.8 million in 1993 and $2.1 million in 1992. The decrease in 1994 was due to lower invested balances, resulting from payment of the Ionics RCC acquisition obligation in the first quarter of 1994, and increased capital spending. The decrease in 1993 was due to lower average interest rates combined with reduced investments as a result of the 1993 purchase of ACE's preferred stock.

    The Company's effective tax rate was 32% in 1994, 30% in 1993 and 29% in 1992. The increase in the effective tax rate for 1994 was due to a higher applicable statutory rate, a higher state tax rate resulting from proportionately greater domestic income and to a reduction in the benefit from tax-exempt interest, partially offset by other miscellaneous items. The increase in 1993 was due to a decrease in the benefit from a low state tax rate on interest income resulting from lower average invested balances, as well as a proportionately lower benefit from the Company's foreign sales corporation.

    Net income increased 11.9% to $15.4 million in 1994 compared to $13.8 million in 1993. Net income in 1993 was 7.7% higher than 1992 net income of $12.8 million.

    The Company adopted Financial Accounting Standard No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," as of the beginning of 1994 with no material impact on its financial statements.


LEGAL PROCEEDINGS

    The Company has been named as one of many potentially responsible parties (PRPs) in connection with a Superfund site, Solvent Recovery Service of New England in Southington, Connecticut. The Company's share of estimated clean-up costs is not expected to be significant as its volumetric share at this site is low (approximately 0.522%) and there are many PRPs that are larger, financially sound corporations with higher volumetric levels. The Company accrues for estimated expenses as facts become known during these proceedings. Based upon facts presently known, management believes that the Company's liability in connection with this site will not have a material adverse impact on its results of operations or financial condition.

FINANCIAL CONDITION

    At December 31, 1994 the Company had total assets of $277.2 million compared to total assets of $249.6 million at December 31, 1993 and $224.6 million at December 31, 1992. The major components of the increase in 1994 were for property, plant and equipment including expansion of the Company's

/41
bottled water operations, bleach production and distribution facilities, trailers and other own and operate facilities. The major components of the 1993 increase included the consolidation of ACE, the acquisition of Ionics RCC, and expenditures for property, plant and equipment relating primarily to consumer products and triple-membrane trailers for the production of ultrapure water.

    Working capital in 1994 decreased by $5.3 million and the Company's current ratio decreased to 2.1 in 1994 from 2.4 in 1993. Capital expenditures totaled $38.2 million, $14.7 million, and $24.7 million in 1994, 1993 and 1992, respectively. Cash paid in 1994 to settle the Ionics RCC acquisition obligation and in 1993 for the purchase of ACE's preferred stock was $10.5 million and $8.0 million, respectively. Funds for these expenditures were provided in both years through cash from operations and through the sale of short-term investments.

    Net cash generated by operating activities increased by $25.3 million in 1994 with higher net income, depreciation and increases in liabilities, primarily in accounts payable and accrued expenses, partially offset by increases in operating assets, primarily in accounts receivable and inventories. The decrease in 1993 as compared to 1992 resulted as higher net income and depreciation were offset by increases in accounts receivable and decreases in accounts payable and accrued expenses, excluding those obtained through the consolidation of ACE and acquisition of Ionics RCC. Net cash used by investing activities increased by $42.0 million in 1994 as compared to 1993. During 1994, cash used for investments in property, plant and equipment and for payment of the Ionics RCC acquisition obligation was provided primarily from operations and the sale of short-term investments. During 1993, cash used for investments in property, plant and equipment and for the purchase of ACE's preferred stock was provided primarily through the sale of short-term investments and from operations. In 1994, net cash provided by financing activities increased by $1.3 million, primarily from a reduction in debt payments and an increase in proceeds from stock option exercises. The decrease in 1993 as compared to 1992 resulted as no public offering of common stock occurred in 1993, while a public offering did occur in 1992.

    Significant expenditures in 1995 are anticipated to include expansion of own and operate facilities, bleach manufacturing and bottled water operations and improvements to manufacturing equipment.

    The Company maintains several lines of credit, including unused domestic lines totaling $35 million, which are available to meet working capital needs. In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash and short-term investments of $20.6 million at the beginning of 1995, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.

    Inflationary increases in material and labor costs remained moderate during the last three years, and to the extent permitted by the competitive environment, the Company has raised prices to cover those inflationary increases.

/42

Report of Independent Accountants




To the Board of Directors and Stockholders of Ionics, Incorporated:

     We have audited the consolidated balance sheets of Ionics, Incorporated at December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ionics, Incorporated as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.





Boston, Massachusetts
February 22, 1995













/43


CONSOLIDATED STATEMENTS OF OPERATIONS                      Ionics, Incorporated



For the years ended December 31
Dollars in thousands, except per share amounts    1994____    1993____    1992
Net revenue:
  Membranes and related equipment              $119,426    $ 92,352    $ 81,019
  Water, food and chemical supply                53,894      45,584      43,824
  Consumer products                              49,056      37,337      30,397
                                                222,376     175,273     155,240
Costs and expenses:
  Cost of membranes and related equipment        90,672      65,890      52,352
  Cost of water, food and chemical supply        35,881      31,127      29,376
  Cost of consumer products                      27,640      19,986      18,203
  Research and development                        3,372       3,678       3,084
  Selling, general and administrative            43,770      37,432      37,409
                                                201,335     158,113     140,424

Income from operations                           21,041      17,160      14,816
Interest income                                   1,057       1,789       2,087
Equity income                                       619         775       1,281

Income before income taxes
  and minority interest                          22,717      19,724      18,184
Provision for income taxes                        7,269       5,917       5,273
Income before minority interest                  15,448      13,807      12,911
Minority interest's share of income                   -           -         (91)

Net income                                     $ 15,448    $ 13,807    $ 12,820

Earnings per share                             $   1.09    $   0.98    $   0.93
Shares used in earnings per
  share calculations                         14,198,000  14,120,000  13,838,000









The accompanying notes are an integral part of these financial statements.


/44

                                    -6-

CONSOLIDATED BALANCE SHEETS                                               Ionics, Incorporated
December 31
Dollars in thousands, except per share amounts                               1994       1993
Assets
Current assets:
  Cash and cash equivalents                                               $ 14,966   $ 21,534
  Short-term investments                                                     5,617      8,603
  Notes receivable, current                                                  3,126      2,505
  Accounts receivable                                                       61,675     57,214
  Receivables from affiliated companies                                      2,170      2,944
  Inventories                                                               19,405     13,926
  Other current assets                                                       6,518      3,231
       Total current assets                                                113,477    109,957
Notes receivable, long-term                                                  5,246      4,919
Investments in affiliated companies                                          5,419      4,989
Property, plant and equipment, net                                         124,093    100,445
Other assets                                                                28,929     29,252
      Total assets                                                        $277,164   $249,562

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable and current portion of long-term debt                     $    370   $    326
  Accounts payable                                                          30,317     12,496
  Other current liabilities                                                 22,218     32,332
  Taxes on income                                                            1,972        928
       Total current liabilities                                            54,877     46,082
Long-term debt and notes payable                                                99        109
Deferred income taxes                                                        2,928      2,699
Other liabilities                                                              650        591
Commitments                                                                      -          -
Stockholders' equity:
  Common stock, par value $1, authorized shares:
  30,000,000 in 1994 and 1993;
  issued and outstanding:  13,989,896 in 1994 and 13,891,610 in 1993        13,990     13,892
  Additional paid-in capital                                               125,529    124,189
  Retained earnings                                                         84,027     68,628
  Cumulative translation adjustments                                        (4,936)    (6,628)
       Total stockholders' equity                                          218,610    200,081
       Total liabilities and stockholders' equity                         $277,164   $249,562

The accompanying notes are an integral part of these financial statements.
/45
                                    -7-

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  Ionics, Incorporated
For the years ended December 31
Dollars in thousands  _____________________________________     1994        1993        1992
Operating activities:
  Net income                                                 $ 15,448    $ 13,807    $ 12,820
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                             18,092      15,463      12,588
     Provision for losses on accounts and notes receivable        535         390         944
     Deferred income tax provision                              2,051       1,589         562
     Changes in assets and liabilities, net of effects
      of businesses acquired:
        Notes receivable                                         (889)     (1,175)     (2,699)
        Accounts receivable                                    (3,634)     (7,332)     (2,209)
        Inventories                                            (5,296)     (1,509)       (748)
        Other current assets                                   (3,199)        498      (2,016)
        Investments in affiliates                                (386)       (641)       (250)
        Accounts payable and accrued expenses                  16,998      (7,432)     (1,819)
        Income taxes                                           (1,787)       (987)     (2,481)
        Other                                                    (738)       (825)       (567)
           Net cash provided by operating activities           37,195      11,846      14,125

Investing activities:
  Additions to property, plant and equipment                  (38,220)    (14,667)    (24,698)
  Sale/(Purchase) of short-term investments                     3,222      19,129     (28,623)
  Acquisitions, net of cash acquired                          (10,488)     (7,959)     (2,352)
           Net cash used by investing activities              (45,486)     (3,497)    (55,673)

Financing activities:
  Principal payments on current debt                             (325)     (8,845)     (3,601)
  Proceeds from issuance of current debt                          347       8,176         682
  Principal payments on long-term debt                              -        (506)     (4,717)
  Proceeds from issuance of long-term debt                          -         256         235
  Proceeds from stock option plans                              1,389       1,078       1,227
  Sale of common stock                                              -           -      53,991
           Net cash provided by financing activities            1,411         159      47,817
Effect of exchange rate changes on cash                           312        (509)       (574)
Net change in cash and cash equivalents                        (6,568)      7,999       5,695
Cash and cash equivalents at beginning of year                 21,534      13,535       7,840
Cash and cash equivalents at end of year                     $ 14,966    $ 21,534    $ 13,535

The accompanying notes are an integral part of these financial statements.
/46

                                    -8-

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                         Ionics, Incorporated



                                          Common Stock      Additional              Cumulative      Total
                                                     Par     Paid-in     Retained   Translation  Stockholders'
Dollars in thousands                     Shares     Value    Capital     Earnings   Adjustments     Equity
Balance December 31, 1991              11,416,738  $11,417  $ 69,131     $ 43,238     $ 4,145    $127,931
Sale of common stock                    2,300,000    2,300    52,840       (1,149)          -      53,991
Stock options exercised                   100,288      100       497          (50)          -         547
Tax benefit of stock option activity            -        -       680            -           -         680
Translation adjustments, net
   of income taxes of $746                      -        -         -            -      (5,629)     (5,629)
Net income                                      -        -         -       12,820           -      12,820
Balance December 31, 1992              13,817,026   13,817   123,148       54,859      (1,484)    190,340
Stock options exercised                    74,584       75       465          (38)          -         502
Tax benefit of stock option activity            -        -       576            -           -         576
Translation adjustments, net
   of income taxes of $1,165                    -        -         -            -      (5,144)     (5,144)
Net income____________________________________  -_______ -_________-______ 13,807_______    -______13,807
Balance December 31, 1993              13,891,610   13,892   124,189       68,628      (6,628)    200,081
Stock options exercised                    98,286       98       896          (49)          -         945
Tax benefit of stock option activity            -        -       444            -           -         444
Translation adjustments, net
   of income taxes of $(872)                    -        -         -            -       1,692       1,692
Net income                                      -        -         -       15,448           -      15,448
Balance December 31, 1994              13,989,896  $13,990  $125,529      $84,027   $  (4,936)   $218,610














The accompanying notes are an integral part of these financial statements.

/47

                                    -9-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

REVENUE RECOGNITION
Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on notes receivable, totaling $989,000, $1,277,000 and $1,643,000 in 1994, 1993 and 1992, respectively, is included in revenues.

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

CASH EQUIVALENTS
Short-term investments with a maturity of 90 days or less from date of acquisition are classified as cash equivalents.

INVESTMENTS
Management determines the appropriate classification of its investment in debt securities at the time of purchase. Debt securities which the Company has the ability and positive intent to hold to maturity are classified accordingly and carried at cost. All other investments are classified as available for sale and carried at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company is not actively involved in the purchase and sale of investments classified as trading.

NOTES RECEIVABLE
Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $839,000 and $702,000 at December 31, 1994 and 1993, respectively.

INVENTORIES
Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis. The Company had no deferred production costs which exceeded the aggregate estimated cost of long-term sales contracts.

/48

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $104,000, $177,000 and $709,000 in 1994, 1993 and 1992,
respectively. Depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:


Classification                                        Depreciation Lives

Buildings and improvements                                 10 - 40 years
Machinery and equipment, including
  water supply equipment                                    3 - 25 years
Other                                                       3 - 12 years

The Company's policy is to depreciate desalination plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding water supply contracts.

GOODWILL
Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis for up to 40 years. The Company continually evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance.

FOREIGN EXCHANGE
Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains included in income before taxes totaled $23,000, $157,000 and $587,000 for 1994, 1993 and 1992, respectively.

INCOME TAXES
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.

EARNINGS PER SHARE
Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding after giving retroactive effect for a 2-for-1 stock split (Note 9) for all periods presented. Common equivalent shares result from the assumed exercise of dilutive stock options. Fully diluted earnings per share is substantially the same as earnings per share.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified in order to conform to the current year presentation with no impact on net income.

/49



NOTE 2.  CONSOLIDATED BALANCE SHEET DETAILS
Dollars in thousands                                  1994        1993
Raw materials                                       $ 11,088    $  9,541
Work in process                                        5,964       3,016
Finished goods                                         2,353       1,369
Inventories                                         $ 19,405    $ 13,926

Land                                                $  2,584    $  1,261
Buildings                                             23,621      13,829
Machinery and equipment                              148,881     121,792
Other, including furniture, fixtures and vehicles     22,122      18,918
                                                     197,208     155,800
Accumulated depreciation                             (73,115)    (55,355)
Property, plant and equipment, net                  $124,093    $100,445

Goodwill                                            $ 25,927    $ 25,660
Accumulated amortization                              (2,312)     (1,608)
Other______________________________________________    5,314       5,200
Other assets                                        $ 28,929    $ 29,252

Obligation for purchase of Resources
  Conservation Company (Ionics RCC)                 $      -    $ 10,974
Customer deposits                                      4,959       5,668
Accrued commissions                                    1,852       1,733
Accrued expenses                                      15,407      13,957
Other current liabilities                           $ 22,218    $ 32,332


















/50

                                   -12-

NOTE 3.  SUPPLEMENTAL CASH FLOW INFORMATION
Dollars in thousands  __________________________   1994       1993     1992
Cash payments for interest and income taxes:
  Interest                                        $    159  $    150  $  783
  Taxes                                           $  6,628  $  4,403  $7,374
Liabilities assumed in conjunction with
acquisitions and ACE preferred stock purchase:
  Fair value of assets consolidated               $      -  $ 47,825  $2,609
  Net cash paid                                    (10,488)   (7,959)   (375)
  Liability associated with purchase of Ionics RCC
  (net of cash acquired)                            10,488   (10,488)       -
Liabilities assumed                               $      -   $29,378   $2,234

NOTE 4.  ACCOUNTS RECEIVABLE
Dollars in thousands                                          1994      1993
Billed receivables                                          $49,529   $36,819
Unbilled receivables                                         13,504    21,715
Allowance for doubtful accounts                              (1,358)   (1,320)
Accounts receivable                                         $61,675   $57,214

Unbilled receivables represent the excess of revenues recognized on percentage of completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones.
Substantially all of the unbilled amounts at December 31, 1994 are expected to be billed during 1995.

Billed receivables include retainage amounts of $3,355,000 and $3,054,000 at December 31, 1994 and 1993, respectively. Substantially all retainage amounts are collectible within one year.


NOTE 5.  INVESTMENTS IN AFFILIATED COMPANIES

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled and treated water and the sale of equipment and replacement parts.

                                                                Ownership
Affiliate                                                       Percentage

Aqua Cool Kuwait - Kuwait                                          49%
Aqua Cool Saudi Arabia - Saudi Arabia                              40%
Ionics-Mega s.r.o. - Czech Republic                                49%
Jalal-Ionics, Ltd. - Bahrain                                       40%
Watlington Waterworks Limited - Bermuda                            23%
Yuasa-Ionics Co., Ltd. - Japan                                     50%

/51




The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.
Activity in investments in affiliated companies:

Dollars in thousands                        1994       1993       1992
Investments at beginning of year          $ 4,989    $ 4,279    $ 4,008
Equity in earnings                            619        775      1,281
Distributions received                       (233)      (134)    (1,058)
Additional investment made during
  the year                                      -          -         27
Cumulative translation adjustments             44         69         21
Investments at end of year                $ 5,419    $ 4,989    $ 4,279

At December 31, 1994, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $9,951,000 and $4,532,000, respectively. The Company's equity in the 1994 total revenues of these affiliates was $8,792,000.


NOTE 6.   CONTINGENT LIABILITIES

The Company is involved in the normal course of its business in various litigation matters. Although the Company's counsel is unable to determine at the present time whether the Company will have any liability in any of the pending matters, some of which are in the early stages of pretrial discovery, the Company believes it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

The Company was notified in 1992 that it is a potentially responsible party
(PRP) at a Superfund site, Solvent Recovery Service of New England in Southington, Connecticut (the "SRS Site"). The Environmental Protection Agency (EPA) has completed its remedial investigation and its preliminary estimate of clean-up costs totaled $30 million, of which the Company's share approximates $160,000. The PRP group has presented a counterproposal for clean-up which the EPA is considering. The cost of the counterproposal would approximate $5.5 - $7.5 million, of which the Company's share would approximate $30,000 - $40,000. The Company has to date been assessed a total of $21,000 for the clean-up of the site. Based upon the very large number of PRPs identified (over 1,000), the Company's small volumetric ranking in comparison to the total volume of wastes (approximately 0.522%) and the identities of the larger PRPs, which include many substantial companies, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.







/52


NOTE 7.  LONG-TERM DEBT AND NOTES PAYABLE
Dollars in thousands                                     1994       1993
6-3/4% Industrial Revenue Bond due 1994, in equal
  quarterly installments                                $   -       $120
Other borrowings                                          272        162
                                                          272        282
Less installments due within one year                     173        173

Long-term debt and notes payable                        $  99       $109

The Industrial Revenue Bond was a limited obligation of the Industrial Development Financing Authority Board of the Town of Watertown,
Massachusetts, guaranteed by the Company and collateralized by property, plant and equipment.

Maturities of long-term debt and notes payable for the five years ending December 31, 1995 to 1999 are approximately $173,000, $22,000, $9,000,
$9,000 and $9,000, respectively.

The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate or the London Interbank Offered Rate plus 1/2%, at the Company's option. There were no borrowings outstanding under these lines of credit at December 31, 1994 or 1993.

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

The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $627,000, $369,000 and $30,000 as of December 31, 1994, 1993
and 1992, respectively.

The following is a summary of U.S. and non-U.S. income before income taxes and minority interest, the components of the provisions for income taxes and deferred income taxes and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.

Income before income taxes and minority interest:
Dollars in thousands                                 1994        1993       1992
U.S.                                               $15,022     $10,902    $ 9,753
Non-U.S.                                             7,695       8,822      8,431
Income before income taxes and minority interest   $22,717     $19,724    $18,184

/53

                                   -15-


Income tax provisions (benefits) consist of the following:

Dollars in thousands                                 1994        1993       1992
  Federal                                          $ 3,575     $ 2,124    $ 2,121
  Foreign                                              926       1,729      2,290
  State                                                717         475        300
Current provision                                    5,218       4,328      4,711

  Federal                                              225         528       (441)
  Foreign                                            1,625       1,013        976
  State                                                201          48         27
Deferred provision                                   2,051       1,589        562
Provision for income taxes                         $ 7,269     $ 5,917    $ 5,273

Deferred tax provisions (benefits) consist of the following:

Dollars in thousands                                 1994        1993       1992

U.S. tax on unremitted earnings                    $ 1,486     $   335    $     -
  (net of foreign tax credit)
Goodwill amortization                                  137           -          -
Use of different book/tax contract
  accounting methods                                   450         257        (94)
Net reversal of deferred profit on sales
  to foreign subsidiaries                              122          71         44
Use of accelerated depreciation                        194         651        672
DISC dividend                                         (197)       (197)      (197)
Bad debt reserve activity                              (18)         87        (76)
Other, net                                            (123)        385        213
Deferred tax provision                             $ 2,051     $ 1,589    $   562

The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:
                                                  1994        1993        1992
U.S. Federal statutory rate                       35.0%       34.0%       34.0%
Foreign Sales Corporation                         (1.8)       (1.9)       (2.2)
Tax exempt interest income                        (2.4)       (3.5)       (3.7)
Provision on undistributed foreign earnings          -           -         7.8
Timing items completely reversed                     -           -        (7.5)
State income taxes, net of federal tax benefit     2.6         1.8         1.2
Foreign income taxed at different rates           (1.1)       (1.3)         .3
Other, net                                         (.3)         .9         (.9)

Effective tax rate                                32.0%       30.0%       29.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1994 the tax effects of the temporary differences are:



/54

                                                  Deferred    Deferred tax
Dollars in thousands                              tax assets  liabilities
Depreciation                                      $     -        $3,309
Inventory valuation                                   197             -
Bad debt reserves                                     246             -
Profit on sales to foreign subsidiaries             1,045             -
Insurance reserves                                    571             -
Pensions                                              332             -
Sale versus lease                                     847             -
Foreign withholding taxes on
  undistributed earnings                                -         1,842
Foreign deferred liabilities                            -         1,932
Net operating loss carryforwards                    6,364             -
Miscellaneous                                       1,463         1,382
                                                   11,065         8,465
Valuation allowance for deferred
  tax assets                                       (1,800)            -

Deferred income taxes                             $ 9,265        $8,465

At December 31, 1994, the Company had unused tax loss carryfoward benefits of $6,364,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1994 and 1993. The remaining unreserved portion is considered to be realizable. $4,540,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1994.


NOTE 9.   STOCKHOLDERS' EQUITY
During November 1994, the Company's Board of Directors declared a 2-for-1 stock split to be effected by a 100% stock dividend payable January 6, 1995 to shareholders of record on December 14, 1994. All share and option amounts, related prices and other stockholders' equity information have been adjusted for all periods presented to give retroactive effect to this split.

The Company maintains two stock option plans. Under its 1979 Stock Option Plan (the "1979 Plan"), options may be granted to officers and other employees of the Company (either as non-qualified options or until February 15, 1989, as incentive stock options) and are exercisable at a price of not less than $1.00 per share. Any difference between the option price and the fair market value at the date of grant is charged to operations over the expected period of benefit to the Company. During 1994, an additional 650,000 shares of common stock were authorized for issuance as options. At December 31, 1994, 62,408 shares were reserved for issuance of additional options under the 1979 Plan.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options may be granted at a price not less than the fair market value at the date of grant. No additional shares of common stock were authorized for issuance as options during 1994. As of December 31, 1994, 123,000 shares were reserved for issuance of additional options under the 1986 Plan.

The Company reserved 91,200 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of Osmomar S.A., a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992.
/55

A summary of changes in the total amount of outstanding options for the three years ended December 31, 1994 follows:
                                 1994           1993           1992
Shares under option,
   beginning of year          1,665,572      1,060,750      1,111,560
Options granted                 642,000        700,500         63,500
Options exercised              (104,728)       (79,678)      (110,960)
Options cancelled               (17,900)       (16,000)        (3,350)
Shares under option,
   end of year                2,184,944      1,665,572      1,060,750

Shares exercisable            2,130,224      1,601,732        987,790

Price range of options
   granted                 $22.56-24.31   $19.75-24.38    $1.00-30.38

Price range of options
   exercised               $ 1.00-24.38   $ 1.00-27.00    $5.50-21.50

Price range of options
   exercisable             $ 5.63-30.38   $ 1.00-30.38    $1.00-30.38

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares will normally be acquired for the plan in the open market. However, the Board of Directors has reserved an additional 120,000 shares for issuance by the Company from authorized but unissued shares if required. Through December 31, 1994, no shares had been issued under the plan.

The Company has adopted a Stockholder Rights Plan designed to protect stockholders against abusive takeover tactics. Rights were distributed as a dividend at the rate of one right for each share of the Company's stock. Each right entitles the holder to purchase from the Company one unit, consisting initially of one-fifth share of common stock and one note in principal amount equal to four-fifths of the current market price of the common stock on the date of exercise, at a purchase price of $50 subject to adjustment. In certain circumstances, rights cease to be exercisable for a unit and become exercisable for $100 worth of common stock (or a combination of cash, property or other securities of the Company) for $50. As a result of the 100% stock dividend distributed on January 6, 1995, each share of common stock now carries one-half right.

The rights are not exercisable until (i) 10 days following a public announcement that a person or group has acquired 20 percent or more of the Company's common stock; or (ii) 10 business days following the commencement of a tender offer that could result in the person or group owning at least 30 percent of the Company's stock; or (iii) immediately after a declaration by the Company's independent directors that a person is an "Adverse Person," as defined in the Rights Plan.

Subject to possible extension, the rights may be redeemed by the Company at $.01 per right at any time until 10 days after a public announcement that 20 percent or more of the Company's outstanding common stock has been acquired by a person or group. Unless redeemed earlier, the rights, which have no voting power, expire on December 31, 1997.

The Company's Board of Directors has adopted the 1994 Restricted Stock Plan (the "1994 Plan") subject to approval by the Company's stockholders at the /56

May 1995 Annual Meeting. The purpose of the 1994 Plan is to increase stock ownership among officers and other key employees of the Company. As of December 31, 1994, a total of 300,000 shares have been reserved for issuance under the 1994 Plan; no shares have been issued.


NOTE 10.  OPERATING LEASES

The Company leases equipment, primarily triple-membrane trailers and bottled water coolers, to customers through operating leases. The original cost of this equipment was $46,038,000 and $37,555,000 at December 31, 1994 and 1993, respectively. The accumulated depreciation for such equipment was $14,134,000 and $9,914,000 at December 31, 1994 and 1993, respectively.

At December 31, 1994, future minimum rentals receivable under noncancelable operating leases in the years 1995 through 1999 and later were approximately $7,783,000, $5,894,000, $4,973,000, $3,778,000, $3,356,000 and $8,239,000,
respectively.


NOTE 11.  PROFIT-SHARING AND PENSION PLANS

The Company has a contributory profit-sharing plan covering substantially all of the employees of its Bridgeville, Pennsylvania operations and certain related operations. Company contributions are made from pre-tax profits and may vary from 8% to 15% of participants' compensation and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $360,000, $381,000, and $372,000 in 1994, 1993 and 1992, respectively.

The Company also has a contributory defined benefit pension plan for its Watertown-based employees as well as personnel at Ionics Pure Solutions in Arizona, Ionics Ultrapure Water Corporation in California and Ionics Resources Conservation Company in Washington. The benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

The following table sets forth the pension plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1994 and 1993:

Dollars in thousands                                                   1994      1993
Actuarial present value of benefit obligations:

  Accumulated benefit obligation, including vested
  benefits of $5,226 and $6,447, respectively                        $(5,712)  $(6,778)

  Projected benefit obligation for service
  rendered to date                                                    (6,740)   (7,736)

Plan assets at fair value                                              5,763     6,615

Projected benefit obligation in excess of plan assets                   (977)   (1,121)
Unrecognized net loss                                                    348       508
Unrecognized prior service cost                                           76       120
Unrecognized net assets being amortized
  over approximately 17 years                                           (468)     (520)
Accrued pension cost at December 31                                  $(1,021)  $(1,013)
/57

                                   -19-

Net pension cost included the following components:
Dollars in thousands                                         1994       1993      1992
Service cost                                               $  652    $   568   $   482
Interest cost                                                 636        556       512
Return on plan assets                                          46       (632)     (380)
Net amortization and deferral                                (703)        50      (137)
Net periodic pension cost                                  $  631    $   542   $   477

The discount rates used in determining the projected benefit obligation were 8.5% in 1994 and 7.5% in 1993. The rate of increase in compensation levels used was 6%. The expected long-term rate of return on assets was 9%. Plan assets consist primarily of money market, equity and fixed income securities and are administered by an independent trustee.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.


NOTE 12.  FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET RISK
The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $28.0 million and $19.2 million of these letters were outstanding at December 31, 1994 and 1993, respectively. Approximately 38% of the letters of credit outstanding at December 31, 1994 are scheduled to expire in 1995. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1994 and 1993.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash equivalents and investments closely approximate their fair values as these items have relatively short maturities and are highly liquid. Based on market information, the carrying amounts of notes receivable and debt approximate their fair values.


/58

INVESTMENTS IN SECURITIES
Effective January 1, 1994, the Company adopted Financial Accounting Standard No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." The impact upon adoption was not material to the Company's financial statements.

Investments which the Company intends to hold to maturity have been recorded at amortized cost of $643,000 which approximated fair market value. These investments were comprised of Spanish Government bonds and have been classified as short-term investments.

All other investments, totaling $4,974,000, are considered to be available for sale and have been recorded at fair market value, which approximated amortized cost, based primarily upon reports received from an outside investment service. These investments have been classified as short-term investments as discussed in Note 1. Realized gains and losses from the sale of such investments during fiscal 1994 were not significant.


NOTE 13.  CONSOLIDATION AND ACQUISITION

AQUA COOL ENTERPRISES, INC.
Prior to May 26, 1993, Aqua Cool Enterprises, Inc. ("ACE") was an independently owned distributor of the Company's Aqua Cool bottled water products. The Company sold bottled water and related supplies to ACE; leased coolers and vehicles to ACE; and provided management services and operational support to ACE. In addition to equipment lease financing it received from the Company, ACE had received $12.5 million in debt and preferred equity financing from Westinghouse Credit Corporation ("Westinghouse") over a three-year period beginning in 1989.

Effective May 26, 1993, the Company loaned $8.25 million to ACE with which ACE subsequently redeemed the outstanding senior note and preferred stock of ACE held by Westinghouse. On June 10, 1993, the Company exchanged its $8.25 million loan to ACE for ACE preferred stock. The company holds an option to acquire the outstanding common stock of ACE for a nominal amount. As a result of these transactions, the Company has consolidated the operating results of ACE as if ACE were a wholly owned subsidiary. ACE's results of operations are included in the Company's consolidated financial statements since May 26, 1993. The combination has been accounted for under the purchase method with goodwill of $12.2 million, net of federal income tax benefits of $4.5 million, being amortized on a straight-line basis over 40 years.

IONICS RESOURCES CONSERVATION COMPANY
Ionics Resources Conservation Company (Ionics RCC) designs, engineers and installs wastewater treatment systems. Effective December 1, 1993, the Company acquired a substantial portion of the assets and liabilities of Ionics RCC for approximately $10.9 million. The acquisition was accounted for under the purchase method with the results of Ionics RCC included from December 1, 1993. Goodwill of $8.5 million is being amortized on a straight-line basis over 40 years. Fiscal 1993 Ionics RCC revenues for the period prior to December 1, 1993 were approximately $25.3 million.

Payment of the Ionics RCC purchase price of $10.9 million plus related interest expense of approximately $100,000 occurred on January 27, 1994. The obligation for payment plus related accrued interest was included in other current liabilities at December 31, 1993.

/59

NOTE 14.  SEGMENT INFORMATION

BUSINESS SEGMENTS
The Company conducts its business in three business segments:

Membranes and Related Equipment - electrodialysis reversal systems, reverse osmosis systems, microfiltration systems, ultrafiltration systems, conventional water and wastewater treatment equipment, other separations technology products, zero liquid discharge systems, instruments for monitoring and on-line detection of pollution levels and fabricated products.

Water, Food and Chemical Supply - water, food and chemicals produced by the Company's membrane-based equipment, including desalted water for municipal and industrial use; ultrapure water for electronics and other industries; reduced mineral whey for food applications; and bleach and related chemicals.

Consumer Products - bottled water, over and under-the-sink point of use devices, carbon filtering media, point-of-entry systems for treating the entire home water supply, household bleach and other cleaning products.







































/60

The following table summarizes the Company's operations by the three business segments and "Corporate and Other."  Corporate and Other includes corporate-sponsored research and development programs and certain employee bonuses and insurance costs.
                                             Membranes   Water, Food               Corporate
                                            and Related  and Chemical Consumer        and
Dollars in thousands                         Equipment      Supply    Products       Other        Total
1994
Revenue - unaffiliated customers            $119,426     $ 53,894     $ 49,056     $      -     $222,376
Intersegment transfers                         1,718          615            -       (2,333)           -
Income from operations                         5,407       11,742        6,884       (2,992)      21,041
Equity income (loss)                            (349)         124          844            -          619
Earnings before interest and taxes (EBIT)      5,058       11,866        7,728       (2,992)      21,660
EBIT % of total EBIT, after allocation
 of Corporate and Other                          21%          48%          31%            -         100%
Identifiable assets                           88,010       83,043       85,667       15,025      271,745
Investments in affiliated companies               34        1,211        4,174            -        5,419
Depreciation and amortization                  2,503       10,911        4,567          111       18,092
Capital expenditures                           8,048       13,223       16,589          360       38,220
1993
Revenue - unaffiliated customers            $ 92,352     $ 45,584     $ 37,337     $      -     $175,273
Intersegment transfers                         1,165          574            9       (1,748)           -
Income from operations                         4,850        8,234        5,074         (998)      17,160
Equity income (loss)                            (195)         155          815            -          775
Earnings before interest and taxes (EBIT)      4,655        8,389        5,889         (998)      17,935
EBIT % of total EBIT, after allocation
 of Corporate and Other                          25%          44%          31%            -         100%
Identifiable assets                           78,341       80,778       61,849       23,605      244,573
Investments in affiliated companies              338        1,108        3,543            -        4,989
Depreciation and amortization                  2,159       10,041        3,052          211       15,463
Capital expenditures                           2,605        8,520        3,042          500       14,667
1992
Revenue - unaffiliated customers            $ 81,019     $ 43,824     $ 30,397     $     -      $155,240
Intersegment transfers                         1,939          597            3      (2,539)            -
Income from operations                         7,540        8,544           54      (1,322)       14,816
Equity income (loss)                            (185)         158        1,308           -         1,281
Earnings before interest and taxes (EBIT)      7,355        8,702        1,362      (1,322)       16,097
EBIT % of total EBIT, after allocation
 of Corporate and Other                          42%          50%           8%           -          100%
Identifiable assets                           55,833       86,634       41,649      36,195       220,311
Investments in affiliated companies              463          981        2,835           -         4,279
Depreciation and amortization                  1,957        8,039        2,286         306        12,588
Capital expenditures                           1,548       18,029        4,507         614        24,698
/61

                                   -23-

GEOGRAPHIC SEGMENTS
Revenues are reflected in the segment from which the sales are made.  Transfers between areas are generally made at cost plus a markup which approximates prices charged to unaffiliated customers.
Certain corporate expenses are included with the elimination of intersegment profit in the
"Corporate and Eliminations" segment.  Identifiable corporate assets, which are net of eliminations, comprise primarily cash and short-term investments.  Information about the Company's operations by geographic segment follows:

                                                                           Corporate
                                      United                    Other         and
Dollars in thousands                  States      Europe    International Eliminations    Total
1994
Revenue - unaffiliated customers      $172,864    $38,948     $10,564     $      -      $222,376
Intersegment transfers                  11,969      1,606       1,764      (15,339)            -
Income from operations                  16,229      4,679       1,046         (913)       21,041
Identifiable assets                    193,832     53,941      14,664        9,308       271,745
1993
Revenue - unaffiliated customers      $123,599    $42,571     $ 9,103     $      -      $175,273
Intersegment transfers                   9,375        420       2,824      (12,619)            -
Income from operations                  10,968      5,417         985         (210)       17,160
Identifiable assets                    171,483     42,041      11,771       19,278       244,573
1992
Revenue - unaffiliated customers      $102,498    $41,992     $10,750     $      -      $155,240
Intersegment transfers                   7,033        223       1,731       (8,987)            -
Income from operations                   8,852      6,546         907       (1,489)       14,816
Identifiable assets                    137,562     41,580      10,387       30,782       220,311

Included in the United States segment are export sales of approximately 19%, 14% and 21% for
1994, 1993 and 1992, respectively.  Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 37%, 40% and 48% in 1994, 1993 and
1992, respectively.



















/62

                                   -24-



SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA
Dollars in thousands, except
per share amounts                    1994    %       1993     %       1992     %      1991     %        1990     %
Revenues                          $222,376 100.0   $175,273 100.0   $155,240 100.0  $138,120 100.0    $128,408 100.0
Income before income taxes          22,717  10.2     19,724  11.3     18,184  11.7    11,649   8.4       6,442   5.0
Net income                          15,448   6.9     13,807   7.9     12,820   8.3     8,278   6.0       4,727   3.7
Earnings per share                    1.09              .98              .93             .73               .55


BALANCE SHEET DATA
Dollars in thousands                1994            1993             1992            1991              1990

Current assets                    $113,477         $109,957         $108,757        $ 72,334          $ 66,572
Current liabilities                 54,877           46,082           30,499          36,528            51,716
Working capital                     58,600           63,875           78,258          35,806            14,856
Total assets                       277,164          249,562          224,590         177,979           143,759

Long-term debt and notes
  payable                               99              109              439           5,579             8,027

Stockholders' equity               218,610          200,081          190,340         127,931            75,614




















/63

                                   -25-

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Dollars in thousands,                               Earnings                                                   Earnings
except per                      Gross      Net        per                                   Gross      Net       per
share amounts        Revenues   Profit    Income     Share                      Revenues    Profit    Income    Share
1994                                                          1993
First Quarter      $ 53,035   $ 15,697   $ 3,397     $ .24    First Quarter     $ 41,158   $ 13,911   $ 3,364    $ .24
Second Quarter       49,828     15,889     3,582       .26    Second Quarter      45,618     15,080     3,520      .25
Third Quarter        56,450     17,346     4,172       .29    Third Quarter       42,791     14,314     3,516      .25
Fourth Quarter       63,063     19,251     4,297       .30    Fourth Quarter      45,706     14,965     3,407      .24
                   $222,376   $ 68,183   $15,448     $1.09                      $175,273   $ 58,270  $ 13,807    $ .98

COMMON STOCK PRICE RANGE
                    High       Low                                        High       Low
1994                                               1993
First Quarter      $25 3/8    $21 7/8              First Quarter          $33 15/16 $26 3/4
Second Quarter      23 3/4     21 3/8              Second Quarter          28 3/16   19 1/2
Third Quarter       27 1/8     21 3/4              Third Quarter           25        19 1/4
Fourth Quarter      31 3/8     23 11/16            Fourth Quarter          26 3/16   23 3/8





















/64

                                   -26-

BOARD OF         CORPORATE           PRINCIPAL       CORPORATE
DIRECTORS        OFFICERS            OFFICES,        HEADQUARTERS
                                     AFFILIATES &
ARTHUR L.        ARTHUR L.           SUBSIDIARIES
GOLDSTEIN *      GOLDSTEIN                           Ionics,
Chairman of the  Chairman of the     Ionics,         Incorporated
Board, President Board, President    Incorporated    Watertown,
and Chief        and Chief           Bridgeville,    Massachusetts
Executive        Executive Officer   Pennsylvania
Officer                                              INVESTOR
Ionics,          K. KACHADURIAN      General Ionics  INFORMATION
Incorporated     Executive Vice      Cuyahoga
                 President           Falls, Ohio     The Annual
WILLIAM L. BROWN #+                                    Meeting of
Retired Chairman WILLIAM E. KATZ     Ionics Pure     Ionics
of the Board,    Executive Vice      Solutions       shareholders
The First        President           Phoenix,        will be held
National Bank of                     Arizona         Thursday, May
Boston           ROBERT J.                           4, 1995 at 2:00
                 HALLIDAY            Elite           P.M. at Bank of
ARNAUD DE VITRY  Vice President,     Chemicals,      Boston, 100
D'AVAUCOURT #+   Finance and         N.E.,           Federal Street,
Engineering      Accounting and      Springfield,    Boston,
Consultant and   Chief Financial     Massachusetts   Massachusetts
Director of      Officer
Various                              Ionics          Ionics common
Organizations    STEPHEN KORN        Ultrapure       stock is traded
                 Vice President,     Water Corp.     on the New York
LAWRENCE E.      General Counsel     Campbell,       Stock exchange
FOURAKER *#+     and Clerk           California      under the
Trustee and                                          symbol ION.  As
Director of      THEODORE G.         Ionics          of March 17,
Various          PAPASTAVROS         Resources       1995 there were
Organizations    Vice President,     Conservation Co.approximately
                 Strategic           Bellevue,       1,800
SAMUEL A.        Planning and        Washington      shareholders of
GOLDBLITH *#+    Treasurer                           record.  No
Professor                            Resources       cash dividends
Emeritus,                            Conservation    were paid in
Massachusetts                        Co.             either 1994 or
Institute of                         International   1993 pursuant
Technology, and                      Bellevue,       to Ionics
Consultant                           Washington      current policy
                                                     to retain
K. KACHADURIAN                       Ionics Italba,  earnings for
Executive Vice                       S.p.A.          use in its
President                            Milan, Italy    business.
Ionics,
Incorporated






/65

                                     Ionics          For information
                                     Iberica, S.A.   or assistance
WILLIAM E. KATZ                      Grand Canary,   regarding
Executive Vice                       Spain           individual
President                                            stock records,
Ionics,                              Ionics          transactions or
Incorporated                         Nederland,      certificates,
                                     B.V.            please call the
ROBERT B. LUICK                      Maastricht,     Transfer
Of Counsel,                          the             Agent
Sullivan and                         Netherlands     Telephone
Worcester,                                           Response
Attorneys                            Ionics (UK)     Center:  1-800-
                                     Ltd.            426-5523
JOHN J. SHIELDS #+                   London,         between 9 A.M.
President and                        England         and 5 P.M.
Chief Executive
Officer, King's                      Global Water    A copy of
Point Holdings                       Services, S.A.  Ionics' Annual
Incorporated                         Panama City,    Report on Form
                                     Panama          10-K, which is
CARL S. SLOANE                                       filed with the
Ernest L.                            Ionics,         Securities and
Arbuckle                             Incorporated    Exchange
Professor of                         Hong Kong       Commission,
Business                                             will be sent to
Administration,                      Ionics          any shareholder
Harvard                              (Bermuda) Ltd.  upon request
University                           Hamilton,       directed to
Graduate School                      Bermuda         Investor
of Business                                          Relations,
Administration                       Elite           Ionics,
                                     Chemicals Pty.  Incorporated,
MARK S. WRIGHTON #+                  Ltd.            P.O. Box 9131,
Provost and                          Brisbane, Qld.  Watertown,
Professor of                         Australia       Massachusetts
Chemistry,                                           02272-9131, or
Massachusetts                        Eau et          by calling
Institute of                         Industrie       (617)926-2510
Technology                           Paris, France   ext. 874.

ALLEN S. WYETT #+                    Ionics-Mega     TRANSFER AGENT
President, Wyett                     s.r.o.          & REGISTRAR
Consulting                           Prague, Czech
Group, Inc.                          Republic        State Street
                                                     Bank and Trust
                                     Watlington      Company,
                                     Waterworks      Boston,
                                     Ltd.            Massachusetts
                                     Devonshire,
                                     Bermuda         AUDITORS



/66

*Member of
 Executive                           Jalal-Ionics,   Coopers &
 Committee                           Ltd.            Lybrand L.L.P.
                                     Manama,         Boston,
#Member of Audit                     Bahrain         Massachusetts
 Committee
                                     Aqua Cool
+Member of                           Saudi Arabia
 Compensation                        Dammam, Saudi
 Committee                           Arabia

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




























/67