Form 10-K405, Exhibit 13
period 1995-12-31
IONICS INC
filed 1996-03-29
CIK 52466

EXHIBIT 13
                             IONICS, INCORPORATED
                       ANNUAL REPORT TO STOCKHOLDERS OF
                         IONICS, INCORPORATED FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1995

              (Only pages 16 through 32 and the inside back cover
                      constitute an Exhibit to Form 10-K)

































/66


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

Results of Operations

   The financial performance of Ionics continued to improve in 1995 with a 12% growth in revenues and a 27% improvement in net income. The profit improvement resulted primarily from increased sales of capital equipment and spare parts in the Membranes and Related Equipment segment and from the continued success of our "own and operate" and service-based activities relating to the Water, Food and Chemical Supply segment. These two segments experienced improvements over 1994 in earnings before interest and taxes of 136% and 14%, respectively. The earnings before interest and taxes of the Consumer Products segment decreased 19% due to softness in demand for certain products, particularly automobile windshield wash solution, and variability in related product costs.

   Total revenues were $248.6 million in 1995, compared with $222.4 million in 1994. Revenues were higher in all three business segments, with the largest growth occurring in the Water, Food and Chemical Supply segment.

   The Membranes and Related Equipment segment revenues in 1995 grew due to increased sales of capital equipment, including equipment for water desalination and treatment and wastewater treatment, and related spare parts. In addition to domestic revenue increases, other growth markets included Asia, South America and Eastern Europe.

   Growth in the Water, Food and Chemical Supply segment was primarily due to increased revenues related to ownership and operation of ultrapure water systems. Growth also resulted from increased sale of municipal water and increased demand for chemical supply products produced by the Elite Chemicals businesses in Australia and the United Kingdom. Revenue increases were also experienced by our cheese whey processing facilities for Mid-America Dairymen, Inc.

   Consumer Products revenues increased primarily through the sale of higher volumes of bottled water by existing Aqua Cool locations and through new distribution facilities in Charlotte and Greensboro, North Carolina, Richmond, Virginia and Leeds and Bristol, England. These volume increases have been supported by a doubling of bottling capacity in 1995 in the United Kingdom and through domestic expansion during the prior year. Home water

67/




product sales increased as the Company shipped additional water conditioning units through its independent dealer network and through Company-owned sales offices. These increases were partially offset by softness in sales of other consumer products, particularly automobile windshield wash solution due to limited snowfall in the Northeastern U.S. during the winter season ending in March 1995.

   Total revenues were $222.4 million in 1994, compared with $175.3 million in 1993. Each business segment experienced improved revenues with the largest growth occurring in the Membranes and Related Equipment segment. This growth was primarily due to the acquisition of Resources Conservation Company (Ionics RCC) effective December 1, 1993 and to growth in the sales of ultrapure water systems, particularly to the semiconductor industry. Revenues from the Water, Food and Chemical Supply business segment increased as Ionics initiated operation of two cheese whey processing facilities, expanded its ownership and operation of ultrapure water systems and increased sales of chemical supply products in Australia and the United Kingdom. Consumer Products revenues increased with strong demand for automobile windshield wash solution and bleach products. Bottled water volume increased as new distribution facilities were opened and production capacity was increased. Home water product sales increased with an expanded network of independent and Company-owned dealers.

   Cost of sales as a percentage of revenues were 68.2%, 69.3%, and 66.8% in 1995, 1994 and 1993, respectively.

   Cost of sales as a percentage of revenues declined during 1995 for the Membranes and Related Equipment segment and increased for the Water, Food and Chemical Supply and Consumer Products segments. The decrease in the Membranes and Related Equipment segment was due to a more favorable mix between capital equipment and spare parts revenues and to a decrease in manufacturing overhead costs as a percentage of revenues. This decrease resulted from increased sales of traditional capital equipment and spares, and the achievement of certain operational efficiencies.

   The increase in cost of sales as a percentage of revenues in the Water, Food and Chemical Supply segment primarily reflected a different mix of own and operate contracts. The increase in cost of sales as a percentage of revenues in the Consumer Products segment resulted from variability in certain product costs (particularly methanol), competitive market conditions related to certain products and a change in the mix of products sold.

68/



   Cost of sales as a percentage of revenues increased in 1994 from 1993 for the Membranes and Related Equipment segment as there was a less favorable mix of capital equipment and spare parts revenues and an increase in manufacturing overhead as a percentage of revenues resulting from reduced sales of traditional capital equipment. The acquisition of Ionics RCC also contributed to the increase because cost of sales is a larger percentage of Ionics RCC's total costs than is the case for other elements of the Company's Membranes and Related Equipment business. The Water, Food and Chemical Supply segment showed improvement in the cost of sales percentage due to operational efficiencies achieved at certain own and operate sites. The increase in the cost of sales as a percentage of revenues for the Consumer Products segment resulted from a fluctuation in the mix of sales of individual consumer products.

   Operating expenses as a percentage of revenues were 20.6% in 1995, down from 21.2% in 1994 and 23.5% in 1993. The decrease in operating expenses as a percentage of revenues in 1995, both overall and in the Membranes and Related Equipment segment, and in 1994 in all three business segments, was due to the absorption of relatively fixed operating expenses by increased sales volume and continued emphasis on expense controls. Consumer Products operating expenses as a percentage of revenues increased in 1995 from 1994, due primarily to costs associated with the start-up of new bottled water sales and distribution offices in the United Kingdom.

   Interest income in 1995 was $1.0 million compared to $1.1 million in 1994 and $1.8 million in 1993. The decrease in 1995 was due to lower invested balances resulting from increased capital spending, partially offset by higher average interest rates. The decrease in 1994 occurred due to lower invested balances resulting from the payment for Ionics RCC in the first quarter of 1994 and increased capital spending.

   The Company's effective tax rate was 33.5% in 1995, 32% in 1994 and 30% in 1993. The increase in the effective tax rate for 1995 was due to a reduction in the benefit from tax-exempt interest and to changes in the mix of earnings and effective tax rates among the different jurisdictions in which the Company operates. This increase was partially offset by a lower effective state tax rate resulting from state tax incentive credits, as well as a proportionately greater benefit from the Company's foreign sales corporation. The increase in 1994 was due to a higher applicable statutory rate, a higher state tax rate resulting from proportionately greater domestic income and a reduction in the benefit from tax-exempt interest, partially offset by other miscellaneous items.

69/


   Net income increased 27.4% to $19.7 million in 1995 compared to $15.4 million in 1994. Net income in 1994 was 11.9% higher than 1993 net income of $13.8 million.

   The Company will adopt Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996.
This Statement requires recognition, under a three-step approach, of impairment losses pertaining to long-term assets based upon the excess of the carrying amount of such assets over their fair values. The Company does not believe that adoption will have a material effect on its financial statements.

   The Company will adopt Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" in 1996. This Statement defines a fair value-based method of accounting for employee stock options. The compensation expense arising from this method of accounting can be reflected in the financial statements or alternatively, the pro forma net income and earnings per share effect of the fair value-based accounting can be disclosed in the financial statement footnotes. The Company expects to adopt the footnote disclosure alternative.

Legal Proceedings

   The Company is involved in the normal course of its business in various litigation matters. Although the Company's counsel is unable to determine at the present time whether the Company will have any liability in any of these pending matters, some of which are in the early stages of pre-trial discovery, the Company believes it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

Financial Condition

   At December 31, 1995 the Company had total assets of $317.2 million compared to total assets of $277.2 million at December 31, 1994 and $249.6 million at December 31, 1993. The major components of the increase in 1995 and 1994 were for property, plant and equipment related to the Company's bottled water operations, membrane production, bleach production and distribution facilities, trailers and other own and operate facilities. In addition, during 1995 accounts receivable increased, reflecting higher revenues from capital equipment projects and related retainage amounts.



70/


   Working capital in 1995 increased by $1.5 million and the Company's current ratio decreased to 2.0 in 1995 from 2.1 in 1994. Capital expenditures totaled $49.1 million, $38.2 million, and $14.7 million in 1995, 1994 and 1993, respectively. Additionally, $10.5 million of cash was paid in 1994 for Ionics RCC. Funds for these expenditures were provided in both years through cash from operations, the sale of short-term investments, proceeds from stock option exercises and the issuance of current debt.

   Net cash provided by operating activities decreased by $9.8 million in 1995, with higher net income and depreciation offset by increases in operating assets, primarily in accounts receivable, and a decrease in accounts payable and accrued
expenses.   The increase in 1994 of $25.3 million as compared to
1993 resulted as higher net income, depreciation and an increase in accounts payable and accrued expenses were partially offset by increases in inventory and accounts receivable. Net cash used for investing activities decreased by $2.0 million in 1995 from 1994 after having increased by $42.0 million in 1994 from 1993. In 1995 and 1994, net cash provided by financing activities increased by $7.8 million and $1.3 million, respectively. These increases resulted primarily from increases in debt and proceeds from stock option exercises.

   Significant expenditures in 1996 are anticipated to include the expansion of bottled water operations, bleach manufacturing, own and operate facilities and improvements to manufacturing equipment.

   The Company maintains several lines of credit, including domestic lines totaling $35 million, which are available to meet working capital needs. In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash of $8.1 million at the beginning of 1996, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.

   Inflationary increases in material and labor costs remained moderate during the last three years. The Company has worked to offset such cost increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.





71/




Report of Independent Accountants




To the Board of Directors and Stockholders of Ionics, Incorporated:

     We have audited the consolidated balance sheets of Ionics, Incorporated at December 31, 1995 and 1994 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ionics, Incorporated as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                       /S/COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
February 20, 1996









72/



                                    -5-


CONSOLIDATED STATEMENTS OF OPERATIONS                      Ionics, Incorporated



For the years ended December 31
Dollars in thousands, except share amounts        1995        1994        1993
Net revenue:
  Membranes and related equipment              $128,159    $119,426    $ 92,352
  Water, food and chemical supply                65,985      53,894      45,584
  Consumer products                              54,473      49,056      37,337
                                                248,617     222,376     175,273
Costs and expenses:
  Cost of membranes and related equipment        94,300      90,672      65,890
  Cost of water, food and chemical supply        44,266      35,881      31,127
  Cost of consumer products                      30,929      27,640      19,986
  Research and development                        3,432       3,372       3,678
  Selling, general and administrative            47,706      43,770      37,432
                                                220,633     201,335     158,113

Income from operations                           27,984      21,041      17,160
Interest income                                     963       1,057       1,789
Equity income                                       642         619         775

Income before income taxes                       29,589      22,717      19,724
Provision for income taxes                        9,907       7,269       5,917

Net income                                     $ 19,682    $ 15,448    $ 13,807

Earnings per share                             $   1.35    $   1.09    $   0.98
Shares used in earnings per
  share calculations                         14,630,000  14,198,000  14,120,000









The accompanying notes are an integral part of these financial statements.

73/

                                    -6-


CONSOLIDATED BALANCE SHEETS                                               Ionics, Incorporated
December 31
Dollars in thousands, except share amounts                                    1995       1994

Assets
Current assets:
  Cash and cash equivalents                                               $  8,086   $ 14,966
  Short-term investments                                                         -      5,617
  Notes receivable, current                                                  4,529      3,126
  Accounts receivable                                                       76,986     61,675
  Receivables from affiliated companies                                      1,421      2,170
  Inventories                                                               19,208     19,405
  Other current assets                                                       7,978      6,518
       Total current assets                                                118,208    113,477
Notes receivable, long-term                                                  5,792      5,246
Investments in affiliated companies                                          4,874      5,419
Property, plant and equipment, net                                         155,358    124,093
Other assets                                                                32,996     28,929
        Total assets                                                      $317,228   $277,164

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable and current portion of long-term debt                     $  4,884   $    370
  Accounts payable                                                          27,387     30,317
  Other current liabilities                                                 24,822     22,218
  Taxes on income                                                            1,049      1,972
       Total current liabilities                                            58,142     54,877
Long-term debt and notes payable                                               182         99
Deferred income taxes                                                        7,785      2,928
Other liabilities                                                              759        650
Commitments                                                                      -          -
Stockholders' equity:
  Common stock, par value $1, authorized shares:
  30,000,000 in 1995 and 1994;
  issued and outstanding:  14,353,972 in 1995 and 13,989,896 in 1994        14,354     13,990
  Additional paid-in capital                                               136,436    125,529
  Retained earnings                                                        103,709     84,027
  Cumulative translation adjustments                                        (3,671)    (4,936)
  Unearned compensation                                                       (468)         -
       Total stockholders' equity                                          250,360    218,610
       Total liabilities and stockholders' equity                         $317,228   $277,164
The accompanying notes are an integral part of these financial statements.

74/

                                    -7-


CONSOLIDATED STATEMENTS OF CASH FLOWS                                  Ionics, Incorporated
For the years ended December 31
Dollars in thousands  _____________________________________     1995        1994        1993
Operating activities:
  Net income                                                 $ 19,682    $ 15,448    $ 13,807
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                             20,598      18,092      15,463
     Provision for losses on accounts and notes receivable        564         535         390
     Deferred income tax provision                              4,309       2,051       1,589
     Compensation expense on restricted stock awards               72           -           -
     Changes in assets and liabilities, net of effects
      of businesses acquired:
        Notes receivable                                       (1,636)       (889)     (1,175)
        Accounts receivable                                   (14,525)     (3,634)     (7,332)
        Inventories                                               305      (5,296)     (1,509)
        Other current assets                                   (1,398)     (3,199)        498
        Investments in affiliates                                 545        (386)       (641)
        Accounts payable and accrued expenses                    (791)     16,998      (7,432)
        Income taxes                                             (206)     (1,787)       (987)
        Other                                                    (110)       (738)       (825)
           Net cash provided by operating activities           27,409      37,195      11,846

Investing activities:
  Additions to property, plant and equipment                  (49,083)    (38,220)    (14,667)
  Sale and maturity of short-term investments                   5,617       3,222      19,129
  Acquisitions, net of cash acquired                                -     (10,488)     (7,959)
           Net cash used by investing activities              (43,466)    (45,486)     (3,497)

Financing activities:
  Principal payments on current debt                          (11,197)       (325)     (8,845)
  Proceeds from issuance of current debt                       15,533         347       8,176
  Principal payments on long-term debt                              -           -        (506)
  Proceeds from issuance of long-term debt                          -           -         256
  Proceeds from stock option plans                              4,838       1,389       1,078
           Net cash provided by financing activities            9,174       1,411         159
Effect of exchange rate changes on cash                             3         312        (509)
Net change in cash and cash equivalents                        (6,880)     (6,568)      7,999
Cash and cash equivalents at beginning of year                 14,966      21,534      13,535
Cash and cash equivalents at end of year                     $  8,086    $ 14,966    $ 21,534

The accompanying notes are an integral part of these financial statements.

75/

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                                     Ionics, Incorporated



                                          Common Stock      Additional              Cumulative                 Total
                                                     Par    Paid-in     Retained    Translation  Unearned  Stockholders'
Dollars in thousands                     Shares     Value   Capital     Earnings    Adjustments  Compensation  Equity   T
Balance December 31, 1992              13,817,026  $13,817  $123,148     $ 54,859     $(1,484)       $   -    $190,340
Stock options exercised                    74,584       75       465          (38)          -            -         502
Tax benefit of stock option activity            -        -       576            -           -            -         576
Translation adjustments, net
   of income taxes of $1,165                    -        -         -            -      (5,144)           -      (5,144)
Net income____________________________________  -_______ -_________-______ 13,807           -            -      13,807

Balance December 31, 1993              13,891,610   13,892   124,189       68,628      (6,628)           -     200,081
Stock options exercised                    98,286       98       896          (49)          -            -         945
Tax benefit of stock option activity            -        -       444            -           -            -         444
Translation adjustments, net
   of income taxes of $(872)                    -        -         -            -       1,692            -       1,692
Net income                                      -        -         -       15,448           -            -      15,448

Balance December 31, 1994              13,989,896   13,990   125,529       84,027      (4,936)           -     218,610
Stock options exercised                   199,575      199     3,330            -           -            -       3,529
Tax benefit of stock option activity            -        -     1,309            -           -            -       1,309
Translation adjustments, net
   of income taxes of $180                      -        -         -            -       1,265            -       1,265
Acquisition of Ahlfinger Water Co.        144,679      145     5,748            -           -            -       5,893
Shares issued under restricted
   stock plan                              19,822       20       520            -           -         (540)          -
Amortization of unearned compensation           -        -         -            -           -           72          72
Net income                                      -        -         -       19,682           -            -      19,682
Balance December 31, 1995              14,353,972  $14,354  $136,436     $103,709     $(3,671)       $(468)   $250,360

The accompanying notes are an integral part of these financial statements.




76/

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
The Company is involved worldwide in the manufacture and sale of membranes and related equipment for the purification, concentration, treatment and analysis of water and wastewater, in the supply of purified water, food and chemical products, and in the sale of bottled water and home water purifiers. Principal markets include the United States and Europe as well as other international markets.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company, its wholly and majority owned subsidiaries and Aqua Cool Enterprises, Inc., a controlled affiliate. All significant intercompany accounts and transactions have been eliminated.

Investments in affiliated companies, representing non-majority ownership interests, are accounted for under the equity method.

REVENUE RECOGNITION
Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,076,000, $989,000 and $1,277,000 in 1995, 1994 and 1993, respectively, is included in revenues.

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

INVESTMENTS
Management determines the appropriate classification of its investment in debt securities at the time of purchase. Debt securities which the Company has the ability and positive intent to hold to maturity are classified accordingly and carried at cost. All other investments are classified as available for sale and carried at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company is not involved in activities classified as the trading of investments.
77/

NOTES RECEIVABLE
Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $685,000 and $839,000 at December 31, 1995 and 1994, respectively.

INVENTORIES
Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis. The Company had no deferred production costs which exceeded the aggregate estimated cost of long-term sales contracts.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $268,000, $104,000 and $177,000 in 1995, 1994 and 1993,
respectively. Depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:


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

The Company will adopt Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996. This Statement requires recognition of impairment losses pertaining to long-term assets based upon the excess of the carrying amount of such assets over their fair values. The Company does not believe that adoption will have a material effect on its financial statements.

GOODWILL
Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis over its estimated useful life but not in excess of 40 years. The Company continually evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance.

FOREIGN EXCHANGE
Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains included in income before taxes totaled $58,000, $23,000 and $157,000 for 1995, 1994 and 1993, respectively.

78/

INCOME TAXES
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse.

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

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  CONSOLIDATED BALANCE SHEET DETAILS
Dollars in thousands                                  1995        1994
Raw materials                                       $ 12,236    $ 11,088
Work in process                                        4,856       5,964
Finished goods                                         2,116       2,353
Inventories                                         $ 19,208    $ 19,405

Land                                                $  3,270    $  2,584
Buildings                                             25,920      23,621
Machinery and equipment                              191,195     148,881
Other, including furniture, fixtures and vehicles     26,015      22,122
                                                     246,400     197,208
Accumulated depreciation                             (91,042)    (73,115)
Property, plant and equipment, net                  $155,358    $124,093

Goodwill                                            $ 30,632    $ 25,927
Accumulated amortization                              (2,966)     (2,312)
Other______________________________________________    5,330       5,314
Other assets                                        $ 32,996    $ 28,929

Customer deposits                                   $  3,131    $  4,959
Accrued commissions                                    2,102       1,852
Accrued expenses                                      19,589      15,407
Other current liabilities                           $ 24,822    $ 22,218

79/

NOTE 3.  SUPPLEMENTAL SCHEDULE OF CASH AND NON-CASH FLOW INFORMATION
Dollars in thousands  __________________________    1995       1994     1993
Cash payments for interest and income taxes:
  Interest                                        $   354   $    159  $   150
  Taxes                                           $ 7,138   $  6,628  $ 4,403
Restricted stock compensation credited to
paid-in capital                                   $  (540)  $      -  $     -

Liabilities assumed in conjunction with
acquisitions and ACE consolidation:
  Fair value of assets consolidated               $ 6,196   $      -  $47,825
  Net cash received/(paid)                            207    (10,488)  (7,959)
  Common stock issued                              (5,893)         -        -
  Liability associated with purchase of Ionics RCC
  (net of cash acquired)                                -     10,488  (10,488)
Liabilities assumed                               $   510   $      -  $29,378

NOTE 4.  ACCOUNTS RECEIVABLE

Dollars in thousands                               1995       1994

Billed receivables                               $52,815    $49,529
Unbilled receivables                              25,875     13,504
Allowance for doubtful accounts                   (1,704)    (1,358)
Accounts receivable                              $76,986    $61,675

Unbilled receivables represent the excess of revenues recognized on percentage of completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones.
Substantially all of the unbilled amounts at December 31, 1995 are expected to be billed during 1996.

Billed receivables include retainage amounts of $1,609,000 and $3,355,000 at December 31, 1995 and 1994, respectively. Substantially all retainage amounts are collectible within one year.

NOTE 5.  INVESTMENTS IN AFFILIATED COMPANIES

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled and treated water and the sale of equipment and replacement parts.

80/

                                                                Ownership
Affiliate                                                       Percentage
Aqua Cool Kuwait - Kuwait                                           49%
Aqua Cool Saudi Arabia - Saudi Arabia                               40%
Ionics-Mega s.r.o. - Czech Republic                                 49%
Jalal-Ionics, Ltd. - Bahrain                                        40%
Watlington Waterworks Limited - Bermuda                             23%
Yuasa-Ionics Co., Ltd. - Japan                                      50%

The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

Activity in investments in affiliated companies:

Dollars in thousands                        1995       1994       1993
Investments at beginning of year          $ 5,419    $ 4,989    $ 4,279
Equity in earnings                            642        619        775
Distributions received                     (1,187)      (233)      (134)
Cumulative translation adjustments              -         44         69
Investments at end of year                $ 4,874    $ 5,419    $ 4,989

At December 31, 1995, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $8,929,000 and $4,055,000, respectively. The Company's equity in the 1995 total revenues of these affiliates was $8,351,000.

NOTE 6.   CONTINGENT LIABILITIES

The Company is involved in the normal course of its business in various litigation matters. Although the Company's counsel is unable to determine at the present time what the Company's ultimate liability will be in any of the pending matters, some of which are in the early stages of pretrial discovery, the Company believes it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

The Company was notified in 1992 that it is a potentially responsible party (PRP) at a Superfund site, Solvent Recovery Services of New England in Southington, Connecticut (the "SRS Site"). The original estimate of clean-up costs based upon the Environmental Protection Agency's (EPA) preliminary investigation was $30 million of which the Company's share approximates $160,000. A non-time critical removal action was successfully completed in 1995. The Company's share of the total cost of $7.75 million will be $40,400, of which $30,384 has been paid to date.
The PRP group to which the Company belongs will conduct a second non-time critical removal action and finish the Remedial Investigation and Feasibility Study of the site. The Company's share of the estimated total cost of $5.55 million for this work will be $29,000. While it is too soon to predict the scope and cost of the final remedy that the EPA will select, based upon the very large number of PRPs identified (over 1,000), the Company's small volumetric ranking in comparison to the total volume of wastes (approximately 0.522%) and the identities of the larger PRPs, which include many substantial companies, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.
81/

During 1995, the Company acquired certain real property in Maryland to accommodate expansion of the Elite Chemicals business. Prior to its acquisition by the Company, the property had been determined to have some contamination of soil and groundwater. In conjunction with the purchase, the Company has been working closely with the Maryland Department of the Environment and, based upon an environmental study completed by a third party consultant, has reached a preliminary agreement regarding treatment. Based upon the costs of treatment identified by the consultant, the Company has provided a conservative accrual, recorded as part of the cost of the property, as of December 31, 1995. The Company believes that additional liability associated with treatment of the property, if any, will not have a material effect on the Company or its financial condition.

NOTE 7.  LONG-TERM DEBT AND NOTES PAYABLE

Dollars in thousands                                      1995     1994

Borrowings outstanding                                   $5,066   $ 469
Less installments due within one year                     4,884     370
Long-term debt and notes payable                         $  182   $  99

Maturities of long-term debt and notes payable for the five years ending December 31, 1996 to 2000 are approximately $4,884,000, $116,000, $8,230,
$8,230 and $8,230, respectively.

The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate or the London Interbank Offered Rate plus 1/2% (6.25% at December 31,
1995), at the Company's option. The Company had outstanding borrowings of $1,499,813 against this line of credit at December 31, 1995.

The Company utilizes short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth. The weighted average interest rate on these borrowings at December 31, 1995 was approximately 10%.

NOTE 8.  INCOME TAXES

Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Financial Accounting Standards No. 109. The cumulative effect of adopting this Statement as of January 1, 1993 was immaterial to net income.

The following is a summary of U.S. and non-U.S. income before income taxes, the components of the provisions for income taxes and deferred income taxes, and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate.


82/

Income before income taxes:

Dollars in thousands                                 1995        1994       1993
U.S.                                               $20,818     $15,022    $10,902
Non-U.S.                                             8,771       7,695      8,822
Income before income taxes                         $29,589     $22,717    $19,724

Income tax provisions consist of the following:

Dollars in thousands                                 1995        1994       1993

  Federal                                          $ 4,824     $ 3,575    $ 2,124
  Foreign                                              437         926      1,729
  State                                                337         717        475
Current provision                                    5,598       5,218      4,328

  Federal                                            3,201         225        528
  Foreign                                              569       1,625      1,013
  State                                                539         201         48
Deferred provision                                   4,309       2,051      1,589
Provision for income taxes                         $ 9,907     $ 7,269    $ 5,917

The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                                                    1995         1994       1993
U.S. Federal statutory rate                         35.0%        35.0%      34.0%
Foreign Sales Corporation                           (2.1)        (1.8)      (1.9)
Tax exempt interest income                          (1.2)        (2.4)      (3.5)
State income taxes, net of federal tax benefit       1.9          2.6        1.8
Foreign income taxed at different rates                -         (1.1)      (1.3)
Other, net                                           (.1)         (.3)        .9

Effective tax rate                                  33.5%        32.0%      30.0%













83/

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1995 the tax effects of the temporary differences are:

                                                   Deferred   Deferred Tax
Dollars in thousands                               Tax Assets   Liabilities
Depreciation                                      $     -        $4,747
Inventory valuation                                   129             -
Bad debt reserves                                     260             -
Profit on sales to foreign subsidiaries               930             -
Insurance accruals                                    625             -
U.S. tax on unrepatriated earnings                      -         2,458
Pensions                                              274             -
Sale versus lease                                     295             -
Foreign withholding taxes on undistributed earnings     -         2,657
Foreign deferred liabilities, net                       -         1,342
Tax effect of current translation loss              1,544             -
Net operating loss carryforwards                    6,063             -
Miscellaneous                                       1,462           543
                                                   11,582        11,747
Valuation allowance for deferred tax assets        (1,800)            -
Deferred income taxes                            $  9,782       $11,747

At December 31, 1995, the Company had unused tax loss carryforward benefits of $6,063,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1995 and 1994. The remaining unreserved portion is considered to be realizable. $4,263,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1995.

The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $682,000, $627,000 and $369,000 as of December 31, 1995,
1994 and 1993, respectively.

NOTE 9.   STOCKHOLDERS' EQUITY

On November 2, 1995 the Company issued 144,679 shares of common stock as consideration for the acquisition of Ahlfinger Water Company. Subsequent to December 31, 1995, the Company issued 222,977 and 331,567 shares of common stock in exchange for more than 90% of the outstanding common stock of Aqua Design, Inc. and Apollo Ultrapure Water Systems, Inc., respectively (Note 13).

In November 1994, the Company's Board of Directors declared a 2-for-1 stock split to be effected by a 100% stock dividend which was paid January 6, 1995 to shareholders of record on December 14, 1994. All share and option amounts, related prices and other stockholders' equity information have been adjusted for all periods presented to give retroactive effect to this split.
84/

The Company maintains two stock option plans. Under its 1979 Stock Option Plan (the "1979 Plan"), options may be granted to officers and other employees of the Company (either as non-qualified options or until February 15, 1989, as incentive stock options) and are exercisable at a price of not less than $1.00 per share. Any difference between the option price and the fair market value at the date of grant is charged to operations over the expected period of benefit to the Company. At December 31, 1995 and 1994, 90,758 and 62,408 shares, respectively, were reserved for issuance of additional options under the 1979 Plan.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options may be granted at a price not less than the fair market value at the date of grant. As of December 31, 1995 and 1994, 116,500 and 123,000 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

The Company has reserved 91,200 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of Osmomar S.A., a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992. During 1995, an additional 30,000 options were granted to the same persons in connection with an increase in production capacity and projected increases in the sale of water under a long-term water sale agreement between Ionics Iberica, S.A. and the local water utility. The fair value of these options will be charged to operations over the 10 year vesting period.

A summary of changes in the total amount of outstanding options for the three years ended December 31, 1995 follows:

                                      1995           1994           1993
Shares under option,
   beginning of year             2,184,944      1,665,572      1,060,750
Options granted                     39,500        642,000        700,500
Options exercised                 (204,138)      (104,728)       (79,678)
Options cancelled                  (31,350)       (17,900)       (16,000)
Shares under option,
   end of year                   1,988,956      2,184,944      1,665,572

Shares exercisable               1,913,356      2,130,224      1,601,732

Price range of options
   granted                    $27.25-27.50   $22.56-24.31   $19.75-24.38

Price range of options
   exercised                  $ 5.63-27.00   $ 1.00-24.38   $ 1.00-27.00

Price range of options
   exercisable                $ 5.63-30.38   $ 5.63-30.38   $ 1.00-30.38

The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to certain officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five year vesting period. During 1995, 19,822 shares were issued under the Plan and 280,178 additional shares have been reserved for issuance. The fair value of $540,000 has been recorded as unearned compensation to be charged to operations over the vesting period. 85/

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares will normally be acquired for the plan in the open market. However, the Board of Directors has reserved an additional 120,000 shares for issuance by the Company from authorized but unissued shares, if required. Through December 31, 1995, no shares had been issued under the plan.

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

The Company will adopt Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" in 1996. The Statement defines a fair value-based method of accounting for employee stock options. The compensation expense arising from this method of accounting can be reflected in the financial statements or alternatively, the pro forma net income and earnings per share effect of the fair value-based accounting can be disclosed in the financial statement footnotes. The Company expects to adopt the footnote disclosure alternative. The impact of adoption cannot be determined at this time.

NOTE 10.  OPERATING LEASES

The Company leases equipment, primarily triple-membrane trailers and bottled water coolers, to customers through operating leases. The original cost of this equipment was $58,033,000 and $46,038,000 at December 31, 1995 and 1994, respectively. The accumulated depreciation for such equipment was $18,311,000 and $14,134,000 at December 31, 1995 and 1994, respectively.

At December 31, 1995, future minimum rentals receivable under noncancelable operating leases in the years 1996 through 2000 and later were approximately $9,717,000, $8,157,000, $6,807,000, $5,141,000, $3,448,000 and $30,645,000,
respectively.
86/

NOTE 11.  PROFIT-SHARING AND PENSION PLANS

The Company has a contributory profit-sharing plan (defined contribution plan) which covered substantially all of the employees of its Bridgeville, Pennsylvania operations and certain related operations during 1994 and 1993. Effective July 1, 1995 all such employees, except those who are members of the Fabricated Products Group, became members of the Company's defined benefit pension plan described below. Company contributions to the defined contribution plan are made from pre-tax profits, and may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $188,000, $360,000 and $381,000 in 1995, 1994 and 1993, respectively.

The Company also has a contributory defined benefit pension plan (defined benefit plan) for its Watertown-based employees, as well as employees of its other domestic divisions and subsidiaries. During 1995, specified groups of employees from its Bridgeville, Pennsylvania and related operations became eligible to participate in the defined benefit plan, as described above.
The benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.
































87/

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1995 and
1994:
Dollars in thousands                                                   1995      1994
Actuarial present value of benefit obligations:

  Accumulated benefit obligation, including vested
  benefits of $8,082 and $5,226, respectively                        $(8,822)  $(5,712)

  Projected benefit obligation for service
  rendered to date                                                    (9,696)   (6,740)

  Plan assets at fair value                                            7,103     5,763

Projected benefit obligation in excess of plan assets                 (2,593)     (977)
Unrecognized net loss                                                  1,282       348
Unrecognized prior service cost                                          559        76
Unrecognized net assets being amortized
  over approximately 17 years                                           (415)     (468)
Adjustment for additional minimum liability                             (552)        -
Accrued pension cost at December 31                                  $(1,719)  $(1,021)

Net pension cost included the following components:
Dollars in thousands                                         1995     1994       1993
Service cost                                               $   706   $  652    $   568
Interest cost                                                  658      636        556
Return on plan assets                                       (1,157)      46       (632)
Net amortization and deferral                                  588     (703)        50
Net periodic pension cost                                  $   795   $  631    $   542

The discount rates used in determining the projected benefit obligation were 7.25% in 1995 and 8.5% in 1994. The rate of increase in compensation levels used was 6%. The expected long-term rate of return on assets was 9%. Plan assets consist primarily of money market, equity and fixed income securities and are administered by an independent trustee.

The Ionics Section 401(k) stock savings plan is available to employees of the Company and its domestic subsidiaries. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $512,228, $375,682 and $306,987 in 1995, 1994 and 1993, respectively, under this plan.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.
88/

NOTE 12.  FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET RISK
The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $18.9 million and $28.0 million of these letters were outstanding at December 31, 1995 and 1994, respectively. Approximately 40% of the letters of credit outstanding at December 31, 1995 are scheduled to expire in 1996. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1995 and 1994.

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments, trade accounts receivable and notes receivable. The credit risk of cash equivalents and investments is low as the funds are primarily invested in U.S. Government securities and with major financial institutions. The Company's concentrations of credit risk with respect to trade accounts receivable and notes receivable is considered low. The Company's customer base is spread across many different industries and geographies and the Company obtains guaranteed letters of credit for many of its foreign orders. The Company has an unbilled receivable of approximately $7 million from the Czech Government under its Diamo contract. In accordance with the terms of the contract, this will be billed as the appropriate contract milestones are achieved.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash equivalents and investments closely approximate their fair values as these items have relatively short maturities and are highly liquid. Based on market information, the carrying amounts of notes receivable and debt approximate their fair values.

INVESTMENTS IN SECURITIES
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Realized gains and losses from the sale of such investments during fiscal 1995 and 1994 were not significant.

Long-term investments, maturing in 1998 and 2001, which the Company intends to hold to maturity have been recorded at a net cost of $1,219,000 and $1,127,000 at December 31, 1995 and 1994, respectively. At December 31, 1994, the Company also had $643,000 of short-term investments which were held to maturity. These investments were comprised of Spanish Government bonds and their recorded amounts approximated fair market value.

At December 31, 1994, all other investments, totaling $4,974,000, were considered to be available for sale and were recorded at fair market value, which approximated amortized cost, based primarily upon reports received from an outside investment service. These investments were classified as short-term investments as discussed in Note 1.
89/

NOTE 13.  CONSOLIDATION AND ACQUISITION

AHLFINGER WATER COMPANY
On November 2, 1995, the Company acquired substantially all of the assets and liabilities of Ahlfinger Water Company (Ionics Ahlfinger) for $5.9 million through the issuance of 144,679 shares of common stock. Ionics Ahlfinger, based in Dallas, is an ion-exchange and reverse osmosis water treatment service company.

The acquisition was accounted for under the purchase method with the results of Ionics Ahlfinger included from November 2, 1995. Goodwill of $4.7 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material.

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

AQUA COOL ENTERPRISES, INC.
Prior to May 26, 1993, Aqua Cool Enterprises, Inc. ("ACE") was an independently owned distributor of the Company's Aqua Cool bottled water products. Effective May 26, 1993, the Company provided a loan to ACE for the redemption of debt and preferred equity financing previously provided to ACE by Westinghouse Credit Corporation. Subsequently, the Company exchanged its loan to ACE for ACE preferred stock. As the Company holds an option to acquire the outstanding common stock of ACE for a nominal amount, the Company has consolidated the operating results of ACE as if ACE were a wholly owned subsidiary since May 26, 1993. Under the purchase method of accounting, goodwill of $12.2 million, net of federal income tax benefits of $4.3 million, is being amortized on a straight-line basis over 40 years.

SUBSEQUENT BUSINESS COMBINATIONS
Subsequent to December 31, 1995, the Company completed separate combination transactions with Aqua Design, Inc. (Aqua Design) on January 3, 1996 and Apollo Ultrapure Water Systems, Inc. (Apollo) on January 10, 1996. Under the terms of each agreement, the Company issued 222,977 and 331,567 shares of common stock, respectively, in exchange for more than 90% of the outstanding common stock of each company. Each transaction will be accounted for as a pooling of interests. Because the operating results from prior years of Aqua Design and Apollo were not material, both individually and in the aggregate, compared to those of the Company, these transactions will be recorded by restatement of retained earnings as of January 1, 1996. Accordingly, no restatement of prior-period statements of operations will be made.

Aqua Design owns and operates membrane-based seawater desalination systems to generate drinking and process water primarily for hotels and municipalities in the Caribbean. Total 1995 revenues were approximately $10.0 million. Apollo sells ultrapure water and related services to a variety of industrial and commercial users in southern California. Total 1995 revenues were approximately $11.0 million.
90/

NOTE 14.  SEGMENT INFORMATION

BUSINESS SEGMENTS
The Company conducts its business in three business segments:

Membranes and Related Equipment - electrodialysis reversal systems, reverse osmosis systems, microfiltration systems, ultrafiltration systems, conventional water and wastewater treatment equipment, other separations technology products, zero liquid discharge systems, instruments for monitoring and on-line detection of pollution levels, and fabricated products.

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


































91/

The following table summarizes the Company's operations by the three business segments and "Corporate and
Other."  Corporate and Other includes corporate-sponsored research and development programs and certain employee bonuses and insurance costs.
                                           Membranes Water, Food                   Corporate
                                         and Related and Chemical    Consumer            and
                                           Equipment       Supply    Products          Other       Total
Dollars in thousands
1995
Revenue - unaffiliated customers            $128,159     $ 65,985     $ 54,473     $       -    $248,617
Intersegment transfers                         6,202        2,422            -        (8,624)          -
Income from operations                        11,964       13,521        5,657        (3,158)     27,984
Equity income (loss)                             (49)          57          634             -         642
Earnings before interest and taxes (EBIT)     11,915       13,578        6,291        (3,158)     28,626
EBIT % of total EBIT, after allocation
 of Corporate and Other                          37%          43%          20%             -        100%
Identifiable assets                          118,373      101,302       94,977        (2,298)    312,354
Investments in affiliated companies                -        1,218        3,656             -       4,874
Depreciation and amortization                  2,779       11,644        5,972           203      20,598
Capital expenditures                          12,692       15,103       21,138           150      49,083
1994
Revenue - unaffiliated customers            $119,426     $ 53,894     $ 49,056     $      -     $222,376
Intersegment transfers                         1,718          615            -       (2,333)           -
Income from operations                         5,407       11,742        6,884       (2,992)      21,041
Equity income (loss)                            (349)         124          844            -          619
Earnings before interest and taxes (EBIT)      5,058       11,866        7,728       (2,992)      21,660
EBIT % of total EBIT, after allocation
 of Corporate and Other                          21%          48%          31%            -         100%
Identifiable assets                           88,010       83,043       85,667       15,025      271,745
Investments in affiliated companies               34        1,211        4,174            -        5,419
Depreciation and amortization                  2,503       10,911        4,567          111       18,092
Capital expenditures                           8,048       13,223       16,589          360       38,220
1993
Revenue - unaffiliated customers            $ 92,352     $ 45,584     $ 37,337     $      -     $175,273
Intersegment transfers                         1,165          574            9       (1,748)           -
Income from operations                         4,850        8,234        5,074         (998)      17,160
Equity income (loss)                            (195)         155          815            -          775
Earnings before interest and taxes (EBIT)      4,655        8,389        5,889         (998)      17,935
EBIT % of total EBIT, after allocation
 of Corporate and Other                          25%          44%          31%            -         100%
Identifiable assets                           78,341       80,778       61,849       23,605      244,573
Investments in affiliated companies              338        1,108        3,543            -        4,989
Depreciation and amortization                  2,159       10,041        3,052          211       15,463
Capital expenditures                           2,605        8,520        3,042          500       14,667

/92


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

                                                                           Corporate
                                      United                    Other         and
Dollars in thousands                  States      Europe    International Eliminations    Total
1995
Revenue - unaffiliated customers      $197,600    $39,824     $11,193     $      -      $248,617
Intersegment transfers                   8,343      1,655       2,935      (12,933)            -
Income from operations                  21,153      6,424       1,467       (1,060)       27,984
Identifiable assets                    230,422     74,161      16,708       (8,937)      312,354
1994
Revenue - unaffiliated customers      $172,864    $38,948     $10,564     $      -      $222,376
Intersegment transfers                  11,969      1,606       1,764      (15,339)            -
Income from operations                  16,229      4,679       1,046         (913)       21,041
Identifiable assets                    193,832     53,941      14,664        9,308       271,745
1993
Revenue - unaffiliated customers      $123,599    $42,571     $ 9,103     $      -      $175,273
Intersegment transfers                   9,375        420       2,824      (12,619)            -
Income from operations                  10,968      5,417         985         (210)       17,160
Identifiable assets                    171,483     42,041      11,771       19,278       244,573

Included in the United States segment are export sales of approximately 23%, 19% and 14% for
1995, 1994 and 1993, respectively.  Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 39%, 37% and 40% in 1995, 1994 and
1993, respectively.












93/



SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA
Dollars in thousands,
except per share amounts             1995    %       1994     %       1993     %      1992     %        1991     %
Revenues                          $248,617  100.0  $222,376 100.0   $175,273 100.0  $155,240 100.0    $138,120 100.0
Income before income taxes          29,589   11.9    22,717  10.2     19,724  11.3    18,184  11.7      11,649   8.4
Net income                          19,682    7.9    15,448   6.9     13,807   7.9    12,820   8.3       8,278   6.0
Earnings per share                    1.35             1.09              .98             .93               .73

BALANCE SHEET DATA
Dollars in thousands                1995            1994             1993            1992              1991

Current assets                    $118,208         $113,477         $109,957        $108,757          $ 72,334
Current liabilities                 58,142           54,877           46,082          30,499            36,528
Working capital                     60,066           58,600           63,875          78,258            35,806
Total assets                       317,228          277,164          249,562         224,590           177,979
Long-term debt and notes
  payable                              182               99              109             439             5,579
Stockholders' equity               250,360          218,610          200,081         190,340           127,931











94/

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Dollars in thousands,                               Earnings                                                   Earnings
except per                     Gross       Net        per                                   Gross      Net       per
share amounts      Revenues   Profit     Income     Share                      Revenues    Profit    Income    Share
1995                                                          1994
First Quarter      $ 56,873   $18,192    $ 4,128     $ .29    First Quarter     $ 53,035   $ 15,697   $ 3,397     $ .24
Second Quarter       56,542    18,798      4,618       .32    Second Quarter      49,828     15,889     3,582       .26
Third Quarter        62,948    19,705      5,281       .36    Third Quarter       56,450     17,346     4,172       .29
Fourth Quarter       72,254    22,427      5,655       .38    Fourth Quarter      63,063     19,251     4,297       .30
                   $248,617   $79,122    $19,682     $1.35                      $222,376   $ 68,183   $15,448     $1.09

COMMON STOCK PRICE RANGE
                    High       Low                                        High       Low
1995                                               1994
First Quarter      $30 1/2    $26 1/4              First Quarter          $25 3/8   $21 7/8
Second Quarter      34 3/4     26 5/8              Second Quarter          23 3/4    21 3/8
Third Quarter       42         33 5/8              Third Quarter           27 1/8    21 3/4
Fourth Quarter      45 1/2     39 5/8              Fourth Quarter          31 3/8    23 11/16
















95/

BOARD OF           CORPORATE         PRINCIPAL U.S.  CORPORATE
DIRECTORS          OFFICERS          OFFICES,        HEADQUARTERS
                                     AFFILIATES &
ARTHUR L.          ARTHUR L.         SUBSIDIARIES          Ionics,
GOLDSTEIN *        GOLDSTEIN         Incorporated
Chairman of the    Chairman of the   Aqua Cool Pure  65 Grove Street
Board, President   Board, President  Bottled Water   Watertown,
and Chief          and Chief         Watertown,      Massachusetts
Executive          Executive Officer Massachusetts   02172
Officer
Ionics,            K. KACHADURIAN    Elite           INVESTOR
Incorporated       Executive Vice    Chemicals, N.E. INFORMATION
                   President         Ludlow, MA
WILLIAM L. BROWN #+                                  The Annual
Retired Chairman   WILLIAM E. KATZ   General Ionics  Meeting of
of the Board,      Executive Vice    Cuyahoga Falls, Ionics'
The First          President         Ohio            shareholders
National Bank of                                     will be held
Boston             ROBERT J.         Ionics          Thursday, May
                   HALLIDAY          Ahlfinger Water 2, 1996 at 2:00
ARNAUD DE VITRY    Vice President,   Dallas,         P.M. at Bank of
D'AVAUCOURT #+     Finance and       Texas           Boston, 100
Engineering        Accounting and                    Federal Street,
Consultant and     Chief Financial   Ionics Apollo   Boston,
Director of        Officer           Ultrapure       Massachusetts
Various                              Pico Rivera,
Organizations      STEPHEN KORN      California      Ionics' common
                   Vice President,                   stock is traded
LAWRENCE E.        General Counsel   Ionics Aqua     on the New York
FOURAKER *#+       and Clerk         Design          Stock exchange
Retired Trustee                      Campbell,       under the
and Director of    THEODORE G.       California      symbol ION.  As
Various            PAPASTAVROS                       of March 15,
Organizations      Vice President,   Ionics,         1996 there were
                   Strategic         Incorporated    approximately
SAMUEL A.          Planning and      Bridgeville,    1,800
GOLDBLITH *#+      Treasurer         Pennsylvania    shareholders of
Professor                                            record.  No
Emeritus,                            Ionics Pure     cash dividends
Massachusetts                        Solutions       were paid in
Institute of                         Phoenix,        either 1995 or
Technology, and                      Arizona         1994 pursuant
Consultant                                           to Ionics'
                                     Ionics          current policy
K. KACHADURIAN                       Resources       to retain
Executive Vice                       Conservation    earnings for
President                            Bellevue,       use in its
Ionics,                              Washington      business.
Incorporated
                                     Ionics Ultrapure
                                     Water
                                     Campbell,
                                     California



/96



                                    PRINCIPAL       For information
                                    OVERSEAS        or assistance
WILLIAM E. KATZ                     OFFICES,        regarding
Executive Vice                      AFFILIATES &    individual
President                           SUBSIDIARIES    stock records,
Ionics,                                             transactions or
Incorporated                        Eau et          certificates,
                                    Industrie       please call the
ROBERT B. LUICK                     Paris,          Transfer
Of Counsel,                         France          Agent's
Sullivan and                                        Telephone
Worcester,                          Elite           Response
Attorneys                           Chemicals Pty.  Center:  1-800-
                                    Ltd.            426-5523
JOHN J. SHIELDS #+                  Brisbane, Qld.  between 9 A.M.
President and                       Australia       and 5 P.M.
Chief Executive
Officer, King's                     Global Water    Ionics' Annual
Point Holdings                      Services, S.A.  Report on Form 10-K
Incorporated                        Panama City,    and other corporate
                                    Panama          information may be
CARL S. SLOANE #+                                   obtained on Ionics'
Ernest L.                           Ionics(Bermuda) home page on the
Arbuckle                            Ltd.            Worldwide Web at:
Professor of                        Hamilton,       http://www.ionics.com
Business                            Bermuda
Administration,                                     A copy of
Harvard                             Ionics          Ionics' Annual
University                          Iberica, S.A.   Report on Form
Graduate School                     Grand Canary,   10-K, which is
of Business                         Spain           filed with the
Administration                                      Securities and
                                    Ionics,         Exchange
MARK S. WRIGHTON #+                 Incorporated    Commission,
Chancellor                          Hong Kong       will be sent to
Washington University                               any shareholder
                                    Ionics Italba,  upon request
ALLEN S. WYETT #+                   S.p.A.          directed to
President, Wyett                    Milan, Italy    Investor
Consulting Group, Inc.                              Relations,
                                    Ionics          Ionics,
                                    Nederland, B.V. Incorporated,
                                    Maastricht,     P.O. Box 9131,
                                    the Netherlands Watertown,
                                                    Massachusetts
                                    Ionics (UK)     02272-9131, or
                                    Ltd.            by calling:
                                    London, England (617)926-2510
                                                    ext. 874

                                                    TRANSFER AGENT
                                                    & REGISTRAR

                                                    State Steet
                                                    Bank and Trust
                                                    Company, Boston,
                                                    Massachusetts
97/



                                                    AUDITORS
*Member of
 Executive                          Aqua Cool       Coopers &
 Committee                          Kuwait          Lybrand L.L.P.
                                    Kuwait City,    Boston,
#Member of Audit                    Kuwait          Massachusetts
 Committee
                                    Aqua Cool
+Member of                          Saudi Arabia
 Compensation                       Dammam, Saudi
 Committee                          Arabia

                                    Ionics-Mega
                                    s.r.o.
                                    Prague,
                                    Czech Republic

                                    Jalal-Ionics,
                                    Ltd.
                                    Manama,
                                    Bahrain

                                    Watlington
                                    Waterworks Ltd.
                                    Devonshire,
                                    Bermuda

                                    Yuasa-Ionics
                                    Co., Ltd.
                                    Tokyo, Japan

















/98