Form 10-K405, Exhibit 13
period 1996-12-31
IONICS INC
filed 1997-03-28
CIK 52466

EXHIBIT 13
                             IONICS, INCORPORATED
                       ANNUAL REPORT TO STOCKHOLDERS OF
                         IONICS, INCORPORATED FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1996

              (Only pages 16 through 32 and the inside back cover
                      constitute an Exhibit to Form 10-K)








































Management's Discussion and Analysis
of Results of Operations and Financial Condition

Results of Operations
The financial performance of Ionics in 1996 showed a 27% growth in revenues and a 26% improvement in net income. The profit growth reflected increases in earnings before interest and taxes of 20%, 27% and 28% in the Membranes and Related Equipment; Water, Food and Chemical Supply; and Consumer Products segments, respectively. Particular strength was shown by the ultrapure water supply business within the Water, Food and Chemical Supply segment.

    Total revenues were $326.7 million in 1996, compared with $257.3 million in 1995. Revenues were higher in all three business segments, with the largest growth occurring in Water, Food and Chemical Supply.

    Membranes and Related Equipment revenues in 1996 grew due to continuing strength in the sale of ultrapure water systems to the semiconductor market. Growth also resulted from additional sales of instrumentation to the pharmaceutical and semiconductor markets, but was partially offset by a reduction in revenues from the sale of wastewater systems, particularly related to zero liquid discharge applications.

    Growth in the Water, Food and Chemical Supply segment was primarily due to increased revenues related to ownership and operation of ultrapure water systems. This growth included revenues from the acquisitions of Ahlfinger Water Company in November 1995 and Apollo Ultrapure Water Systems, Inc. in January 1996. Revenue growth also occurred in the municipal water supply and food processing businesses due primarily to the acquisitions of Aqua Design, Inc. in January 1996 and Separation Technology, Inc. (STI) in July 1996.

    Consumer Products revenues increased through the sale of higher volumes of bottled water by existing Aqua Cool locations and through new distribution facilities near Cleveland, Ohio and Providence, Rhode Island. Revenues also increased in the consumer chemicals business due to increased sales of automobile windshield wash solution and bleach products. Home water product sales also increased in 1996.

    Total revenues were $257.3 million in 1995, compared with $222.4 million in 1994. Revenues were higher in all three business segments, with the largest increase occurring in Membranes and Related Equipment.
Revenues in 1995 in this segment grew due to increased sales of capital equipment, including equipment for water desalination and treatment and wastewater treatment, and related spare parts. The acquisition of Sievers Instruments, Inc. also contributed to growth in this segment.




    Growth in the Water, Food and Chemical Supply segment was primarily due to increased revenues related to ownership and operation of ultrapure water systems. Growth also resulted from increased sales of municipal water and increased demand for chemical supply products produced by the Elite Chemicals businesses in Australia and the United Kingdom. Revenue increases also were generated by our cheese whey processing facilities for Mid-America Dairymen, Inc.

    Consumer Products revenues increased primarily through the sale of higher volumes of bottled water by existing Aqua Cool locations and through new distribution facilities. Home water product sales increased as the Company shipped additional water conditioning units through its independent dealer network and through Company-owned sales offices. These increases were partially offset by softness in sales of other consumer products, particularly automobile windshield wash solution due to limited snowfall in the northeastern U.S. during the winter season ending in March 1995.

    Cost of sales as a percentage of revenues was 67.3%, 67.2% and 69.3% in 1996, 1995 and 1994, respectively.

    Cost of sales as a percentage of revenues declined during 1996 for the Membranes and Related Equipment segment and Consumer Products segment, and increased for the Water, Food and Chemical Supply segment. The decrease in the Membranes and Related Equipment segment reflected an improvement in the mix of wastewater treatment contracts and instrumentation sales, partially offset by a change in the mix of ultrapure water equipment contracts. The Consumer Products segment decrease resulted primarily from the achievement of certain product cost reductions and an improvement in product mix.

    In the Water, Food and Chemical Supply segment, cost of sales increased as a percentage of revenues during 1996. This increase reflected the acquisition of STI, whose manufacturing costs do not yet reflect the synergies we believe will be available through continued integration with the other businesses in this segment. This increase also reflected increased competitive pressure within the industrial bleach market in the United Kingdom.

    Cost of sales as a percentage of revenues declined during 1995 from 1994 for the Membranes and Related Equipment segment and increased for the Water, Food and Chemical Supply and Consumer Products segments. The decrease in the Membranes and Related Equipment segment was due to a more favorable mix between capital equipment and spare parts revenues and to a decrease in manufacturing overhead costs as a percentage of revenues. This decrease resulted from increased sales of traditional capital equipment and spares, and the achievement of certain operating efficiencies.



    The increase in cost of sales as a percentage of revenues in the Water, Food and Chemical Supply segment primarily reflected a different mix of "own and operate" contracts. The increase in cost of sales as a percentage of revenues in the Consumer Products segment resulted from variability in certain product costs (particularly methanol), competitive market conditions related to certain products and a change in the mix of products sold.

    Operating expenses as a percentage of revenues were 20.9% in 1996, down from 21.1% in 1995 and 21.2% in 1994. The decrease in operating expenses as a percentage of revenues in 1996 and in 1995 reflects the absorption of relatively fixed operating expenses by increased sales volume and the continued emphasis on expense controls.

    Interest income in 1996 was $0.5 million compared to $1.0 million in 1995 and $1.1 million in 1994. The decrease in 1996 was due primarily to lower average invested cash balances. The decrease in 1995 was due to increased capital spending, partially offset by higher average interest rates.

    The Company's effective tax rate was 33.0% in 1996, 33.5% in 1995 and 32.0% in 1994. The decrease in the effective tax rate for 1996 was due primarily to an improvement in the mix of earnings and effective tax rates among the different tax jurisdictions in which the Company operates. This was partially offset by a decrease in the benefit from tax-exempt interest income, a higher state tax rate resulting from a change in the composition of domestic income by state and a proportionately smaller benefit from the Company's foreign sales corporation. The increase in the effective tax rate for 1995 was due to a reduction in the benefit from tax-exempt interest income and to changes in the mix of earnings and effective tax rates among the different jurisdictions in which the Company operates. This increase was partially offset by a lower effective state tax rate resulting from state tax incentive credits, as well as a proportionately greater benefit from the Company's foreign sales corporation.

    Net income increased 26.1% to $26.5 million in 1996 compared to $21.0 million in 1995. Net income in 1995 was 36.1% higher than 1994 net income of $15.4 million.

Legal Proceedings
The Company is involved in the normal course of its business in various litigation matters. Although the Company's counsel is unable to determine at the present time whether the Company will have any liability in any of these pending matters, some of which are in the early stages of pre-trial discovery, the Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.


Financial Condition
At December 31, 1996 the Company had total assets of $378.6 million compared to total assets of $322.0 million at December 31, 1995 and $277.2 million at December 31, 1994. The major components of the increase in 1996 and in 1995 were property, plant and equipment related to the Company's bottled water operations, bleach production and distribution facilities, trailers and other "own and operate" facilities. In addition, during both 1996 and 1995, accounts receivable increased, reflecting higher revenues from capital equipment projects and related retainage amounts.

    Working capital in 1996 increased by $14.1 million and the Company's current ratio increased to 2.1 from 2.0 in 1995. Capital expenditures totaled $46.0 million, $49.6 million, and $38.2 million in 1996, 1995 and 1994, respectively. Also, $10.5 million of cash was paid in 1994 to settle the payment obligation arising from the acquisition of Ionics RCC in late 1993. Funds for these expenditures were provided in both years through cash from operations, proceeds from stock option exercises and the issuance of current debt. In 1995, funds were also provided through the sale of short-term investments.

    Net cash provided by operating activities increased by $10.4 million in 1996, with higher net income, depreciation, and income taxes partially offset by a decrease in accounts payable and accrued expenses. The decrease in 1995 of $6.7 million compared to 1994 resulted as higher net income, depreciation, and deferred taxes were more than offset by an increase in accounts receivable. Net cash used for investing activities increased by $2.1 million in 1996 after having decreased by $1.5 million in 1995 from 1994. In 1996, net cash provided by financing activities remained substantially consistent with 1995. In 1995, net cash provided by financing activities increased by $6.6 million, primarily from increases in debt and proceeds from stock option exercises.

    Significant expenditures in 1997 are anticipated to include the expansion of bottled water operations, own and operate facilities and improvements to manufacturing equipment.

    The Company maintains several lines of credit, including domestic lines totaling $35 million, which are available to meet working capital needs.
In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash of $12.3 million at the beginning of 1997, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.






    Inflationary increases in material and labor costs remained moderate
during the last three years.   The Company has worked to offset such cost
increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.

Forward-Looking Information
The Company's future results of operations, as well as statements contained in this Management's Discussion and Analysis which are forward-looking statements, depend upon a number of factors that could cause actual results to differ materially from management's current expectations. Among these factors are business conditions and the general economy; competitive factors, such as acceptance of new products and price pressures; risk of nonpayment of accounts receivable; risks associated with foreign operations; and regulations and laws affecting business in each of the Company's markets.


































Report of Independent Accountants




To the Board of Directors and Stockholders of Ionics, Incorporated:

     We have audited the consolidated balance sheets of Ionics, Incorporated at December 31, 1996 and 1995 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ionics, Incorporated as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       /s/COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
February 18, 1997













CONSOLIDATED STATEMENTS OF OPERATIONS                      Ionics, Incorporated

For the years ended December 31
Amounts in thousands, except per share amounts    1996        1995        1994
Net revenue:
  Membranes and related equipment              $148,213    $132,673    $113,928
  Water, food and chemical supply               112,305      69,321      58,268
  Consumer products                              66,144      55,299      50,180
                                                326,662     257,293     222,376
Costs and expenses:
  Cost of membranes and related equipment       105,037      94,991      87,255
  Cost of water, food and chemical supply        76,855      45,924      38,274
  Cost of consumer products                      37,956      32,085      28,664
  Research and development                        5,108       4,180       3,372
  Selling, general and administrative            63,118      50,123      43,770
                                                288,074     227,303     201,335

Income from operations                           38,588      29,990      21,041
Interest income                                     527         977       1,057
Equity income                                       441         642         619

Income before income taxes                       39,556      31,609      22,717
Provision for income taxes                       13,053      10,584       7,269

Net income                                     $ 26,503    $ 21,025    $ 15,448

Earnings per share                             $   1.65    $   1.39    $   1.09
Shares used in earnings per
  share calculations                             16,106      15,085      14,198


The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS                                               Ionics, Incorporated
December 31
Dollars in thousands, except share amounts                                  1996       1995
Assets
Current assets:
  Cash and cash equivalents                                               $ 12,269   $  9,479
  Notes receivable, current                                                  3,496      4,529
  Accounts receivable                                                       91,392     78,376
  Receivables from affiliated companies                                      2,999      1,421
  Inventories                                                               26,000     20,564
  Other current assets                                                       8,266      8,018
       Total current assets                                                144,422    122,387
Notes receivable, long-term                                                  7,737      5,813
Investments in affiliated companies                                          2,908      4,874
Property, plant and equipment, net                                         185,817    155,886
Other assets                                                                37,705     33,084
       Total assets                                                       $378,589   $322,044

Liabilities and Stockholders' Equity
Current liabilities:
  Notes payable and current portion of long-term debt                     $ 11,513   $  4,884
  Accounts payable                                                          28,988     28,089
  Other current liabilities                                                 27,672     25,699
  Taxes on income                                                                -      1,607
       Total current liabilities                                            68,173     60,279
Long-term debt and notes payable                                             2,132        182
Deferred income taxes                                                       14,422      7,780
Other liabilities                                                            1,645        759
Commitments                                                                      -          -
Stockholders' equity:
  Common stock, par value $1, authorized shares:
       30,000,000 in 1996 and 1995;
       issued and outstanding: 15,823,205 in 1996 and 14,801,230 in 1995    15,823     14,801
  Additional paid-in capital                                               149,337    137,587
  Retained earnings                                                        130,228    104,795
  Cumulative translation adjustments                                        (2,811)    (3,671)
  Unearned compensation                                                       (360)      (468)
       Total stockholders' equity                                          292,217    253,044
       Total liabilities and stockholders' equity                         $378,589   $322,044
The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  Ionics, Incorporated
For the years ended December 31
Dollars in thousands  _____________________________________     1996        1995        1994
Operating activities:
  Net income                                                 $ 26,503    $ 21,025   $  15,448
  Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                             26,162      20,717      18,092
     Provision for losses on accounts and notes receivable      1,011         579         535
     Deferred income tax provision                              4,085       4,263       2,051
     Compensation expense on restricted stock awards              108          72           -
     Changes in assets and liabilities, net of effects
      of businesses acquired:
        Notes receivable                                       (1,557)     (1,636)       (889)
        Accounts receivable                                   (10,863)    (14,474)     (3,634)
        Inventories                                            (3,259)       (300)     (5,296)
        Other current assets                                      449      (1,425)     (3,199)
        Investments in affiliates                                 758         545        (386)
        Accounts payable and accrued expenses                  (7,011)       (290)     16,998
        Income taxes                                            4,678       1,816      (1,343)
        Other                                                     296          28        (738)
           Net cash provided by operating activities           41,360      30,920      37,639

Investing activities:
  Additions to property, plant and equipment                  (46,003)    (49,565)    (38,220)
  Sale and maturity of short-term investments                       -       8,617       3,222
  Purchase of long-term investments                                 -      (3,000)          -
  Acquisitions, net of cash acquired                                -           -     (10,488)
           Net cash used by investing activities              (46,003)    (43,948)    (45,486)

Financing activities:
  Principal payments on current debt                          (22,259)    (11,524)       (325)
  Proceeds from issuance of current debt                       27,149      15,533         347
  Principal payments on long-term debt                         (3,236)          -           -
  Proceeds from stock option plans                              5,731       3,529         945
           Net cash provided by financing activities            7,385       7,538         967
Effect of exchange rate changes on cash                            48           3         312
Net change in cash and cash equivalents                         2,790      (5,487)     (6,568)
Cash and cash equivalents at end of prior year                  9,479      14,966      21,534
Cash and cash equivalents at end of current year             $ 12,269    $  9,479    $ 14,966

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                                                 Ionics, Incorporated
                                          Common Stock      Additional              Cumulative                Total
                                                      Par    Paid-in     Retained   Translation  Unearned  Stockholders'
Dollars in thousands                     Shares     Value   Capital      Earnings   Adjustments Compensation  Equity
Balance December 31, 1993              13,891,610  $ 13,892 $124,189     $ 68,628   $  (6,628)   $       -    $200,081
Stock options exercised                    98,286        98      896          (49)          -            -         945
Tax benefit of stock option activity            -         -      444            -           -            -         444
Translation adjustments, net
   of income taxes of $(872)                    -         -        -            -       1,692            -       1,692
Net income                                      -         -        -       15,448           -            -      15,448

Balance December 31, 1994              13,989,896   13,990   125,529       84,027      (4,936)           -     218,610
Restatement for pooling                   447,258      447     1,151         (257)          -            -       1,341
Balance January 1, 1995                14,437,154   14,437   126,680       83,770      (4,936)           -     219,951
Stock options exercised                   199,575      199     3,330            -           -            -       3,529
Tax benefit of stock option activity            -        -     1,309            -           -            -       1,309
Translation adjustments, net
   of income taxes of $180                      -        -         -            -       1,265            -       1,265
Issuance for acquisition                  144,679      145     5,748            -           -            -       5,893
Shares issued under restricted
   stock plan                              19,822       20       520            -           -         (540)          -
Amortization of unearned compensation           -        -         -            -           -           72          72
Net income                                      -        -         -       21,025           -            -      21,025

Balance December 31, 1995              14,801,230   14,801   137,587      104,795      (3,671)        (468)    253,044
Restatement for poolings                  554,544      555      (460)      (1,070)          -            -        (975)
Balance January 1, 1996                15,355,774   15,356   137,l27      103,725      (3,671)        (468)    252,069
Stock options exercised                   406,956      407     5,324            -           -            -       5,731
Tax benefit of stock option activity            -        -     4,390            -           -            -       4,390
Translation adjustments, net
   of income taxes of $(93)                     -        -         -            -         860            -         860
Issuance for acquisitions                  60,475       60     2,496            -           -            -       2,556
Amortization of unearned compensation           -        -         -            -           -          108         108
Net income                                      -        -         -       26,503           -            -      26,503
Balance December 31, 1996              15,823,205  $15,823  $149,337     $130,228   $  (2,811)   $    (360)   $292,217

The accompanying notes are an integral part of these financial statements.

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

BASIS OF PRESENTATION
Certain prior year amounts have been restated to conform to the current year presentation with no impact on net income. Consolidated results have been restated to include the pooling of Sievers Instruments, Inc. (NOTE
13).

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

REVENUE RECOGNITION
Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,181,000, $1,076,000 and $989,000 in 1996, 1995 and 1994, respectively, is included in revenues.

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

CASH EQUIVALENTS
Short-term investments with a maturity of 90 days or less from the date of acquisition are classified as cash equivalents.

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

NOTES RECEIVABLE
Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $591,000 and $685,000 at December 31, 1996 and 1995, respectively.

INVENTORIES
Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis. The Company had no deferred production costs which exceeded the aggregate estimated cost of long-term sales contracts.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $1,169,000, $268,000 and $104,000 in 1996, 1995 and 1994,
respectively. Depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:


Classification                                        Depreciation Lives

Buildings and improvements                                 10 - 40 years
Machinery and equipment, including
  supply equipment                                          3 - 25 years
Other                                                       3 - 12 years

The Company's policy is to depreciate processing plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding supply contracts.

The Company has adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1996. This Statement requires recognition of impairment losses pertaining to long-term assets based upon the excess of the carrying amount of such assets over their fair values. The adoption of this statement has had no material effect on the financial statements of the Company.

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

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains included in income before taxes totaled $548,000, $58,000 and $23,000 for 1996, 1995 and 1994, respectively.

INCOME TAXES
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse.

EARNINGS PER SHARE
Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding after giving retroactive effect to a 2-for-1 stock split in 1995 for all periods presented. Common equivalent shares result from the assumed exercise of dilutive stock options. Fully diluted earnings per share is substantially the same as earnings per share.

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

NOTE 2.  CONSOLIDATED BALANCE SHEET DETAILS
Dollars in thousands                                  1996        1995
Raw materials                                       $ 15,028    $ 12,640
Work in process                                        8,120       5,411
Finished goods                                         2,852       2,513
Inventories                                         $ 26,000    $ 20,564

Land                                                $  3,602    $  3,270
Buildings                                             33,157      26,018
Machinery and equipment                              233,077     191,195
Other, including furniture, fixtures and vehicles     36,834      26,772
                                                     306,670     247,255
Accumulated depreciation                            (120,853)    (91,369)
Property, plant and equipment, net                  $185,817    $155,886

Goodwill                                            $ 35,067    $ 30,632
Accumulated amortization                              (3,922)     (2,966)
Other______________________________________________    6,560       5,418
Other assets                                        $ 37,705    $ 33,084

Customer deposits                                   $  7,147    $  3,131
Accrued commissions                                    2,402       2,184
Accrued expenses                                      18,123      20,384
Other current liabilities                           $ 27,672    $ 25,699

NOTE 3.  SUPPLEMENTAL SCHEDULE OF CASH AND NON-CASH FLOW INFORMATION
Dollars in thousands  __________________________    1996       1995      1994
Cash payments for interest and income taxes:
  Interest                                        $ 1,338   $   360   $   159
  Taxes                                           $ 4,264   $ 7,150   $ 6,628
Restricted stock compensation credited to
paid-in capital                                   $     -   $  (540)  $     -

Liabilities assumed in conjunction with
acquisitions:
  Fair value of assets purchased                  $ 8,452   $ 6,196
  Book value of assets pooled                       8,592     2,632
  Retained deficit pooled                           1,070       257
  Net cash received                                    89       207
  Value of common stock issued                     (2,530)   (7,491)
Liabilities assumed                               $15,673   $ 1,801

NOTE 4.  ACCOUNTS RECEIVABLE
Dollars in thousands                               1996       1995
Billed receivables                                $68,775   $54,226
Unbilled receivables                               24,884    25,875
Allowance for doubtful accounts                    (2,267)   (1,725)
Accounts receivable                               $91,392   $78,376

Unbilled receivables represent the excess of revenues recognized on percentage completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones.
Substantially all of the unbilled amounts at December 31, 1996 are expected to be billed during 1997.

Billed receivables include retainage amounts of $4,378,000 and $1,609,000 at December 31, 1996 and 1995, respectively. Substantially all retainage amounts are collectible within one year.


NOTE 5.  INVESTMENTS IN AFFILIATED COMPANIES

The Company's investments in the following foreign affiliates are accounted for under the equity method.  The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled and treated water and the sale of equipment and replacement parts.
                                                                Ownership
Affiliate                                                       Percentage
Aqua Cool Kuwait - Kuwait                                           49%
Aqua Cool Saudi Arabia - Saudi Arabia                               40%
Ionics-Mega s.r.o. - Czech Republic                                 49%
Jalal-Ionics, Ltd. - Bahrain                                        40%
Yuasa-Ionics Co., Ltd. - Japan                                      50%
Aguas Tratadas de Cadereyta S.A. de C.V. - Mexico                   20%
Aqua Design Ltd. - Cayman Islands                                   39%

The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

Activity in investments in affiliated companies:
Dollars in thousands                        1996       1995       1994
Investments at end of prior year          $ 4,874    $ 5,419    $ 4,989
Equity in earnings                            441        642        619
Distributions received                     (1,254)    (1,187)      (233)
Cumulative translation adjustments              -          -         44
Reclassification of Watlington
  Waterworks, Ltd. to other assets
  resulting from ownership dilution        (1,208)         -          -
Other investment                               55          -          -
Investments at end of current year        $ 2,908    $ 4,874    $ 5,419

At December 31, 1996, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $5,023,000 and $2,115,000, respectively. The Company's equity in the 1996 total revenues of these affiliates was $4,411,000.

NOTE 6.   CONTINGENT LIABILITIES

The Company is involved in the normal course of its business in various litigation matters. Although the Company's counsel is unable to determine at the present time what the Company's ultimate liability will be in any of the pending matters, some of which are in the early stages of pre-trial discovery, the Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

The Company was notified in 1992 that it is a potentially responsible party (PRP) at a Superfund site, Solvent Recovery Services of New England in Southington, Connecticut (the "SRS Site"). Combined assessments to date against all PRPs total $9.73 million. Ionics' share of these assessments totals $51,000. The ultimate site clean-up cost is currently not expected to exceed $59 million, of which the Company's share would not exceed $308,000 including the amounts already assessed against the Company. While it is too soon to predict the scope and cost of the final remedy that the EPA will select, based upon the large number of PRPs identified, the Company's small volumetric ranking (approximately 0.5%) and the identities of the larger PRPs, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.

NOTE 7.  LONG-TERM DEBT AND NOTES PAYABLE
Dollars in thousands                                      1996      1995
Borrowings outstanding                                  $13,645    $5,066
Less installments due within one year                    11,513     4,884
Long-term debt and notes payable                        $ 2,132    $  182

Maturities of borrowings outstanding for the five years ending December 31, 1997 through 2001 are approximately $11,513,000, $2,063,000, $16,000,
$9,000 and $9,000, respectively.


The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate (8.25% at December 31, 1996), the money market rate (7.25% at December 31, 1996) or the London Interbank Offered Rate plus 1/2% (6.25% at December 31, 1996), at the Company's option. The Company had outstanding borrowings of $9,387,000 against these lines of credit at December 31, 1996.

Included in the credit lines is a $25 million credit line with a commercial bank which includes a commitment fee of 1/8 of 1% per annum on the unused average daily amount.

The Company utilizes short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth. The weighted average interest rate on these borrowings at December 31, 1996 and 1995 was approximately 8% and 10%, respectively.

NOTE 8.  INCOME TAXES

The components of domestic and foreign income before income taxes were as follows:
Dollars in thousands                                  1996        1995       1994
U.S.                                               $29,017     $22,838    $15,022
Non-U.S.                                            10,539       8,771      7,695
Income before income taxes                         $39,556     $31,609    $22,717

The provision for income taxes consisted of the following:

Dollars in thousands                                  1996        1995       1994

  Federal                                          $ 7,919     $ 5,407    $ 3,575
  Foreign                                              793         437        926
  State                                                256         477        717
Current provision                                    8,968       6,321      5,218

  Federal                                            1,671       3,164        225
  Foreign                                            1,047         569      1,625
  State                                              1,367         530        201
Deferred provision                                   4,085       4,263      2,051
Provision for income taxes                         $13,053     $10,584    $ 7,269


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  At
December 31, 1996 the tax effects of the temporary differences were:
                                                  Deferred    Deferred Tax
Dollars in thousands                             Tax Assets   Liabilities
Depreciation                                       $     -    $ 8,463
Goodwill amortization                                    -        365
Inventory valuation                                  1,332          -
Bad debt reserves                                      372          -
Accrued commissions                                    559          -
Profit on sales to foreign subsidiaries              1,217          -
Insurance accruals                                     682          -
U.S. tax on unrepatriated earnings                       -      2,675
Pensions                                                 -        416
Royalties                                              850          -
Sale versus lease                                      293          -
Foreign withholding taxes on undistributed earnings      -      2,671
Foreign deferred liabilities, net                        -      3,389
Tax effect of current translation loss               1,033          -
Net operating loss carryforwards                     5,686          -
Miscellaneous                                        1,522        842
                                                    13,546     18,821
Valuation allowance for deferred tax assets         (1,800)         -
Deferred income taxes                              $11,746    $18,821

The United States statutory corporate tax rate is reconciled to the
Company's effective tax rate as follows:
                                                   1996      1995    1994
U.S. Federal statutory rate                       35.0%     35.0%    35.0%
Foreign Sales Corporation                         (1.6)     (2.1)    (1.8)
Tax exempt interest income                         (.5)     (1.2)    (2.4)
State income taxes, net of federal tax benefit     2.7       1.9      2.6
Foreign income taxed at different rates           (2.0)        -     (1.1)
Other, net                                         (.6)      (.1)     (.3)
Effective tax rate                                33.0%     33.5%    32.0%

At December 31, 1996, the Company had unused tax loss carryforward benefits of $5,686,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1996 and 1995.
The remaining unreserved portion is considered to be realizable. $3,886,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1996.

The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $1,538,000, $682,000 and $627,000 as of December 31, 1996, 1995 and 1994, respectively.

NOTE 9.   STOCKHOLDERS' EQUITY

During 1996 and 1995, the Company issued 1,062,277 shares (including shares for Sievers Instruments, Inc.) and 144,679 shares, respectively, in conjunction with acquisition related activity (NOTE 13).

The Company has adopted Statement of Financial Accounting Standards (FAS) No. 123 "Accounting for Stock-Based Compensation" in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995: expected volatility of 23.1%, risk-free interest rates ranging from 5.87% to 6.94% and expected lives of 5 years. The weighted average fair value of options granted during 1996 and 1995 was $15.17 and $10.02, respectively.

At December 31, 1996, the Company had three stock-based compensation plans which are described below. The Company applies Accounting Principles Board Opinion 25 in accounting for its plans. Accordingly, any difference between the option price and the fair market value of the stock at the date of grant is charged to operations over the expected period of benefit to the Company. Had compensation cost for the Company's plans been determined based on the fair value of the options at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and earnings per share would have been adjusted. On a pro forma basis, net income as reported for 1996 of $26.5 million would have been $25.9 million and 1995 net income of $21.0 million would have been unchanged. Earnings per share as reported for 1996 of $1.65 would have been $1.61 and 1995 earnings per share of $1.39 would have been unchanged. The effects of applying FAS123 in this pro forma disclosure are not indicative of future awards, which are anticipated. FAS123 does not apply to awards prior to 1995.

Under its 1979 Stock Option Plan (the "1979 Plan"), options may be granted to officers and other key employees of the Company (only as non-qualified options since February 1989) and are exercisable at a price of not less than $1.00 per share. It has been the general policy of the Compensation Committee of the Board of Directors, which administers the 1979 Plan, to issue non-qualified options with an exercise price equal to the fair market value of the stock.
At December 31, 1996 and 1995, 132,519 and 90,758 shares, respectively, were reserved for issuance of additional options under the 1979 Plan.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options may be granted at a price not less than the fair market value of the stock at the date of grant. As of December 31, 1996 and 1995, 98,500 and 116,500 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

The Company has reserved 91,200 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992. During 1995, an additional 30,000 options were granted to the same persons in connection with an increase in production capacity and projected increases in the sale of water under a long-term water sale agreement between Ionics Iberica, S.A. and the local water utility. The fair value of these options is being charged to operations over the 10-year vesting period.

A summary of the status of the Company's stock option plans as of December 31, 1996, 1995 and 1994 and changes during the years ending on those dates is presented below:
                              1996                  1995                  1994
                                 Weighted-             Weighted-             Weighted-
                                 Average               Average               Average
(Options                         Exercise              Exercise              Exercise
in thousands)         Options     Price     Options     Price     Options     Price
Outstanding at end
 of prior year          1,989    $ 20.30      2,185    $ 19.98      1,666    $ 17.67
Granted                   744      42.51         39      27.48        642      24.23
Exercised                (465)     17.15       (204)     18.11       (105)      8.99
Canceled                  (68)     23.06        (31)     21.85        (18)     21.53
Outstanding at end
  of current year       2,200    $ 28.39      1,989    $ 20.30      2,185    $ 19.98

Options exercisable
 at year-end            2,137                 1,913                 2,130

The following table summarizes the information about stock options outstanding at December 31, 1996:
(Options in
thousands)                   Options Outstanding        Options Exercisable
                                  Weighted-
                                   Average    Weighted-   Number    Weighted-
                        Number    Remaining   Average   Exercisable Average
  Range of            Outstanding Contract    Exercise      at      Exercise
 Exercise Prices      at 12/31/96  Years       Price     12/31/96    Price

$ 4.29   - $ 5.63            20     1.9       $ 4.74           20   $ 4.74
  7.38   -   8.82             6     1.3         8.13            6     8.13
 11.88   -  12.94           146     3.4        12.12          110    12.08
 15.25   -  22.56           703     6.0        20.34          703    20.34
 23.13   -  30.38           595     7.6        24.64          568    24.50
 43.13   -  47.75           730     9.7        43.26          730    43.26
$ 4.29   - $47.75         2,200     7.4       $28.39        2,137   $28.68

The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five-year vesting period. No shares were issued under the Plan in 1996. During 1995, 19,822 shares were issued under the Plan. 280,178 additional shares have been reserved for issuance. The fair value of $540,000 was recorded as unearned compensation and is being charged to operations over the vesting period.

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares are normally acquired for the plan in the open market. Through December 31, 1996, no shares had been issued under the plan.

The Company has adopted a Stockholder Rights Plan designed to protect stockholders against abusive takeover tactics. Each share of common stock now carries one-half right. Each right entitles the holder to purchase from the Company one unit, consisting initially of one-fifth share of common stock and one note in principal amount equal to four-fifths of the current market price of the common stock on the date of exercise, at a purchase price of $50 subject to adjustment. In certain circumstances, rights cease to be exercisable for a unit and become exercisable for $100 worth of common stock (or a combination of cash, property or other securities of the Company) for $50.

The rights are not exercisable until the occurrence of certain events as defined in the Rights Plan. Subject to possible extension, the rights may be redeemed by the Company at $.01 per right at any time unless certain events occur. Unless redeemed earlier, the rights, which have no voting power, expire on December 31, 1997.

In November 1994, the Company's Board of Directors declared a 2-for-1 stock split, effected by a 100% stock dividend which was paid January 6, 1995 to shareholders of record on December 14, 1994. All share and option amounts, related prices and other stockholders' equity information have been adjusted for all periods presented to give retroactive effect to this split.

NOTE 10.  OPERATING LEASES

The Company leases equipment, primarily for industrial water purification and bottled water coolers, to customers through operating leases. The original cost of this equipment was $86,656,000 and $64,125,000 at December 31, 1996 and 1995, respectively. The accumulated depreciation for such equipment was $28,347,000 and $19,242,000 at December 31, 1996 and 1995,
respectively.

At December 31, 1996, future minimum rentals receivable under noncancelable operating leases in the years 1997 through 2001 and later were approximately $22,273,000, $18,137,000, $14,334,000, $10,437,000, $6,863,000 and
$32,024,000, respectively.

The Company leases facilities and personal property under various operating leases. Future minimum payments due under lease arrangements are as follows: $2,429,000 in 1997, $1,746,000 in 1998, $913,000 in 1999, $650,000
in 2000, and $309,000 in 2001. Rent expense under these leases was approximately $4,188,000, $3,538,000 and $3,249,000 for 1996, 1995 and 1994,
respectively.

NOTE 11.  PROFIT-SHARING AND PENSION PLANS

The Company has a contributory profit-sharing plan (defined contribution plan) which covered substantially all of the employees of its Bridgeville, Pennsylvania operations and certain related operations during 1994. Effective July 1, 1995 all such employees, except those who are members of the Fabricated Products Group, became members of the Company's defined benefit pension plan described below. Company contributions to the defined contribution plan are made from pretax profits, may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $249,000, $188,000 and $360,000 in 1996, 1995 and 1994, respectively.

The Company also has a contributory defined benefit pension plan (defined benefit plan) for its Watertown-based employees and employees of its other domestic divisions and subsidiaries. Benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.





























The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1996 and
1995:
Dollars in thousands                                               1996       1995
Actuarial present value of benefit obligations:

  Accumulated benefit obligation, including vested
  benefits of $8,996 and $8,082, respectively                   $(10,003)  $(8,822)

  Projected benefit obligation for service
  rendered to date                                               (10,883)   (9,696)

Plan assets at fair value                                          8,577     7,103

Projected benefit obligation in excess of plan assets             (2,306)   (2,593)
Unrecognized net loss                                                993     1,282
Unrecognized prior service cost                                      523       559
Unrecognized net assets being amortized
  over approximately 17 years                                       (362)     (415)
Adjustment for additional minimum liability                         (273)     (552)
Accrued pension cost at December 31                             $ (1,425)  $(1,719)

Net pension cost included the following components:
Dollars in thousands                                   1996        1995     1994
Service cost                                         $ 1,026    $    706   $   652
Interest cost                                            780         658       636
Return on plan assets                                   (908)     (1,157)       46
Net amortization and deferral                            265         588      (703)
Net periodic pension cost                            $ 1,163    $    795   $   631

The discount rate used in determining the projected benefit obligation was 7.25% in 1996 and 1995. The rate of increase in compensation levels used was 5% in 1996 and 6% in 1995. The expected long-term rate of return on assets was 9%. Plan assets consist primarily of money market, equity and fixed-income securities and are administered by an independent trustee.

The Ionics Section 401(k) stock savings plan is available to substantially all employees of the Company and its domestic subsidiaries. Employees may contribute from 1% to 12% of compensation subject to certain limits. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $655,000, $512,000 and $376,000 in 1996, 1995 and 1994, respectively, under this plan.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.

NOTE 12.  FINANCIAL INSTRUMENTS

OFF-BALANCE-SHEET RISK
The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $22.0 million and $18.9 million of these letters were outstanding at December 31, 1996 and 1995, respectively. Approximately 51% of the letters of credit outstanding at December 31, 1996 are scheduled to expire in 1997. These instruments were executed with creditworthy institutions. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1996 and 1995.

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments, trade accounts receivable and notes receivable. The credit risk of cash equivalents and investments is low as the funds are primarily invested in Spanish Government securities and with major financial institutions. The Company's concentrations of credit risk with respect to trade accounts receivable and notes receivable is considered low. The Company's customer base is spread across many different industries and geographies and the Company obtains guaranteed letters of credit for many of its foreign orders.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash equivalents and investments closely approximate their fair values as these items have relatively short maturities and are highly liquid. Based on market information, the carrying amounts of notes receivable and debt approximate their fair values.

INVESTMENTS IN SECURITIES
Realized gains and losses from the sale of debt and equity securities during fiscal 1996 and 1995 were not significant.

Long-term investments, maturing in 1998 and 2001, which the Company intends to hold to maturity have been recorded at a net cost of $1,144,000 and $1,219,000 at December 31, 1996 and 1995, respectively. These costs approximate fair value.

During 1996, the Company's investment in Watlington Waterworks Limited (Watlington) of Bermuda decreased from 23% to 19% as a result of the issuance by Watlington of additional shares. Accordingly, the $1,208,000 carrying value of this investment, previously accounted for under the equity method, has been reclassified to other assets at December 31, 1996 and is accounted for under the cost method. This investment, which approximates the current market value, is considered to be available for sale.

NOTE 13.  CONSOLIDATION AND ACQUISITION

AQUA DESIGN, INC.
The Company completed a pooling with Aqua Design, Inc. (Aqua Design) on January 3, 1996 and issued 222,977 shares of common stock in exchange for more than 90% of the outstanding common stock of Aqua Design. Because the operating results from prior years were not material, both individually and in the aggregate, compared to those of the Company, the transaction has been recorded by restatement of retained earnings as of January 1, 1996, and no restatement of prior-period financial statements has been made.
Aqua Design owns and operates membrane-based seawater desalination systems to produce drinking and process water primarily for hotels and municipalities in the Caribbean.

APOLLO ULTRAPURE WATER SYSTEMS, INC.
The Company completed a pooling with Apollo Ultrapure Water Systems, Inc. (Apollo) on January 10, 1996, and issued 331,567 shares of common stock in exchange for 100% of the outstanding common stock of Apollo. Because the operating results from prior years were not material, both individually and in the aggregate, compared to those of the Company, the transaction has been recorded by restatement of retained earnings as of January 1, 1996, and no restatement of prior-period financial statements has been made. Apollo sells ultrapure water and related services to a variety of industrial and commercial users primarily in southern California.

SIEVERS INSTRUMENTS
On May 31, 1996, the Company completed a pooling with Sievers Instruments, Inc. (Sievers), and issued 447,258 shares of common stock in exchange for 100% of the outstanding common stock of Sievers. The accompanying financial statements have been restated to include the accounts and operations of Sievers for all periods beginning as of January 1, 1995, since results of operations prior to this date are immaterial in relation to the results of the Company as a whole. Intercompany transactions between the combining entities, which were not significant, have been eliminated. Sievers manufactures instruments designed to measure extremely low levels of organic contaminants in ultrapure water for customers in the pharmaceutical, semiconductor and other industries.

Separate results of the combining entities prior to the combination, which have been included in the restated results, were as follows:

                             Three Months     Twelve Months
     Dollars in thousands       Ended             Ended
     (1996 UNAUDITED)        March 31, 1996  December 31, 1995

     Net revenue:
         Ionics                 $74,157         $248,617
         Sievers (Unaudited)      3,686            8,676
                                $77,843         $257,293
     Net income:
         Ionics                 $ 5,572         $ 19,682
         Sievers (Unaudited)        513            1,343
                                $ 6,085         $ 21,025

SEPARATION TECHNOLOGY, INC.
In July 1996, the Company purchased 100% of the stock of Separation Technology, Inc. (STI) for approximately $2.4 million through the issuance
of 58,000 shares of common stock.   The results of STI have been included
in the Company's financial statements from July 1, 1996. Goodwill of approximately $4.4 million is being amortized on a straight-line basis over twenty years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material. STI is a supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications.

AHLFINGER WATER COMPANY
On November 2, 1995, the Company acquired substantially all of the assets and liabilities of Ahlfinger Water Company (Ionics Ahlfinger) for $5.9 million through the issuance of 144,679 shares of common stock. Ionics Ahlfinger, based in Dallas, is a water treatment services company specializing in ion-exchange and reverse osmosis solutions to customer needs.

The acquisition was accounted for under the purchase method, with the results of Ionics Ahlfinger included from November 2, 1995. Goodwill of $4.7 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material.

NOTE 14.  SEGMENT INFORMATION

BUSINESS SEGMENTS
The Company conducts its business in three business segments:

Membranes and Related Equipment - electrodialysis reversal systems, reverse osmosis systems, microfiltration systems, ultrafiltration systems, conventional water and wastewater treatment equipment, other separations technology products, zero liquid discharge systems, instruments for analysis, monitoring and on-line detection of pollution levels, and fabricated products.

Water, Food and Chemical Supply - water, food and chemicals produced by the Company's membrane-based equipment, including desalted water for municipal and industrial use; ultrapure water for semiconductor and other industries; reduced mineral whey for food applications; and bleach and related chemicals.

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
                                          Membranes    Water, Food                 Corporate
                                         and Related   and Chemical   Consumer        and
Dollars in Thousands                      Equipment       Supply      Products       Other       Total
1996
Revenue - unaffiliated customers            $148,213     $112,305     $ 66,144     $      -     $326,662
Inter-segment transfers                        3,277          761            -       (4,038)           -
Income from operations                        15,775       18,437        6,730       (2,354)      38,588
Equity income                                      -           22          419            -          441
Earnings before interest and taxes (EBIT)     15,775       18,459        7,149       (2,354)      39,029
EBIT % of total EBIT, after allocation
 of Corporate and Other                           38%          45%          17%           -          100%
Identifiable assets                          128,200      125,513      117,947        4,021      375,681
Investments in affiliated companies               57           30        2,821            -        2,908
Depreciation and amortization                  3,740       15,102        7,075          245       26,162
Capital expenditures                           7,280       16,250       22,305          168       46,003
1995
Revenue - unaffiliated customers            $132,673     $ 69,321     $ 55,299     $      -     $257,293
Inter-segment transfers                        6,202        2,422            -       (8,624)           -
Income from operations                        13,249       14,486        4,967       (2,712)      29,990
Equity income (loss)                             (49)          57          634            -          642
Earnings before interest and taxes (EBIT)     13,200       14,543        5,601       (2,712)      30,632
EBIT % of total EBIT, after allocation
 of Corporate and Other                           39%          44%          17%           -          100%
Identifiable assets                          120,699      103,643       95,126       (2,298)     317,170
Investments in affiliated companies                -        1,218        3,656            -        4,874
Depreciation and amortization                  2,878       11,663        5,973          203       20,717
Capital expenditures                          13,088       15,189       21,138          150       49,565
1994
Revenue - unaffiliated customers            $113,928     $ 58,268     $ 50,180     $      -     $222,376
Inter-segment transfers                        1,718          615            -       (2,333)           -
Income from operations                         4,996       12,881        6,444       (3,280)      21,041
Equity income (loss)                            (349)         124          844            -          619
Earnings before interest and taxes (EBIT)      4,647       13,005        7,288       (3,280)      21,660
EBIT % of total EBIT, after allocation
 of Corporate and Other                           19%          52%          29%           -          100%
Identifiable assets                           85,771       85,064       85,885       15,025      271,745
Investments in affiliated companies               34        1,211        4,174            -        5,419
Depreciation and amortization                  2,483       10,928        4,570          111       18,092
Capital expenditures                           7,897       13,374       16,589          360       38,220

GEOGRAPHIC SEGMENTS
Revenues are reflected in the segment from which the sales are made.  Transfers between areas are generally made at cost plus a markup which approximates prices charged to unaffiliated customers.
Certain corporate expenses are included with the elimination of intersegment profit in the
"Corporate and Eliminations" segment.  Identifiable corporate assets, which are net of eliminations, consist primarily of cash and short-term investments. Included in the United States segment are export sales of approximately 18%, 23% and 19% for 1996, 1995 and 1994, respectively.
Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 36%, 39% and 37% in 1996, 1995 and 1994, respectively.  Information about the
Company's operations by geographic segment follows:
                                                                          Corporate
                                      United                  Other         and
Dollars in thousands                  States     Europe     International Eliminations   Total
1996
Revenue - unaffiliated customers      $256,486   $ 48,692   $ 21,484      $      -      $326,662
Inter-segment transfers                 10,255      1,385      3,002       (14,642)            -
Income from operations                  31,529      5,870      3,260        (2,071)       38,588
Identifiable assets                    281,624     73,505     20,340           212       375,681
1995
Revenue - unaffiliated customers      $206,276   $ 39,824   $ 11,193      $      -      $257,293
Inter-segment transfers                  8,343      1,655      2,935       (12,933)            -
Income from operations                  23,159      6,424      1,467        (1,060)       29,990
Identifiable assets                    235,238     74,161     16,708        (8,937)      317,170
1994
Revenue - unaffiliated customers      $172,864   $ 38,948   $ 10,564      $      -      $222,376
Inter-segment transfers                 11,969      1,606      1,764       (15,339)            -
Income from operations                  16,229      4,679      1,046          (913)       21,041
Identifiable assets                    193,832     53,941     14,664         9,308       271,745










SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA
Dollars in thousands,
except per share amounts             1996    %       1995     %       1994     %      1993     %        1992     %
Revenues                          $326,662  100.0  $257,293 100.0   $222,376 100.0  $175,273 100.0    $155,240 100.0
Income before income taxes          39,556   12.1    31,609  12.3     22,717  10.2    19,724  11.3      18,184  11.7
Net income                          26,503    8.1    21,025   8.2     15,448   6.9    13,807   7.9      12,820   8.3
Earnings per share                    1.65             1.39             1.09             .98               .93

BALANCE SHEET DATA
Dollars in thousands                1996            1995             1994            1993              1992
Current assets                    $144,422         $122,387         $113,477        $109,957          $108,757
Current liabilities                 68,173           60,279           54,877          46,082            30,499
Working capital                     76,249           62,108           58,600          63,875            78,258
Total assets                       378,589          322,044          277,164         249,562           224,590
Long-term debt and notes
  payable                            2,132              182               99             109               439
Stockholders' equity               292,217          253,044          218,610         200,081           190,340





SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Dollars in thousands,                             Earnings                                                     Earnings
except per                       Gross        Net      per                                    Gross        Net      per
share amounts      Revenues     Profit     Income    Share                      Revenues     Profit     Income    Share
1996                                                          1995
First Quarter      $ 77,843   $ 25,111   $  6,085  $  .38     First Quarter     $ 58,533   $ 19,207   $  4,390  $  .30
Second Quarter       74,902     25,972      6,440     .40     Second Quarter      58,611     19,988      4,918     .33
Third Quarter        84,511     27,355      6,853     .43     Third Quarter       65,184     21,083      5,669     .37
Fourth Quarter       89,406     28,376      7,125     .44     Fourth Quarter      74,965     24,015      6,048     .39
                   $326,662   $106,814   $ 26,503  $ 1.65                       $257,293   $ 84,293   $ 21,025  $ 1.39

COMMON STOCK PRICE RANGE

1996                  High      Low                1995                     High       Low

First Quarter      $43 1/2    $38 1/8              First Quarter          $30 1/2   $26 1/4
Second Quarter      51 1/4     40 1/2              Second Quarter          34 3/4    26 5/8
Third Quarter       47 7/8     40                  Third Quarter           42        33 5/8
Fourth Quarter      50         45 1/2              Fourth Quarter          45 1/2    39 5/8












BOARD OF DIRECTORS      CORPORATE OFFICERS        PRINCIPAL OVERSEAS          CORPORATE
                                                  OFFICES, AFFILIATES         HEADQUARTERS
                                                  & SUBSIDIARIES
ARTHUR L. GOLDSTEIN *   ARTHUR L. GOLDSTEIN
Chairman of the Board,  Chairman of the Board,                                Ionics, Incorporated
President and           President and             Eau et Industrie            65 Grove Street,
Chief Executive Officer Chief Executive Officer   Paris, France               Watertown,
Ionics, Incorporated                                                          Massachusetts 02172
                        WILLIAM E. KATZ           Elite Chemicals Pty. Ltd.
DOUGLAS R. BROWN #      Executive Vice President  Brisbane, Qld. Australia    INVESTOR INFORMATION
President and Chief
Executive Officer,      ROBERT J. HALLIDAY        Global Water Services,S.A.  The Annual Meeting of
Advent International    Vice President, Finance   Panama City, Panama         Ionics' shareholders
Corp.                   and Accounting and                                    will be held
                        Chief Financial Officer   Ionics (Bermuda) Ltd.       Thursday, May 8, 1997
WILLIAM L. BROWN #                                Hamilton, Bermuda           at 2:00 P.M. at
Retired Chairman of the STEPHEN KORN                                          BankBoston,
Board, The First        Vice President,           Ionics Iberica, S.A.        100 Federal Street,
National Bank of        General Counsel and       Grand Canary Spain          Boston, Massachusetts
Boston                  Clerk
                                                  Ionics, Incorporated        Ionics' common stock is
ARNAUD DE VITRY         THEODORE G. PAPASTAVROS   Hong Kong                   traded on the New York
D'AVAUCOURT #           Vice President,                                       Stock Exchange under the
Engineering Consultant  Strategic Planning and    Ionics Italba, S.p.A.       symbol ION.  As of
and Director of Various Treasurer                 Milan, Italy                March 21, 1997 there
Organizations                                                                 were approximately 1,800
                        PRINCIPAL U.S.            Ionic Nederland, B.V.       shareholders of record.
WILLIAM E. KATZ         OFFICES, AFFILIATES       Maastricht the Netherlands  No cash dividends were
Executive Vice          & SUBSIDIARIES                                        paid in either 1996 or
President                                         Ionics (UK) Ltd.            1995 pursuant to Ionics'
Ionics, Incorporated    Aqua Cool Pure Bottled    London, England             current policy to retain
                        Watertown, Massachusetts                              earnings for use in its
ROBERT B. LUICK                                                               business.
Of Counsel, Sullivan    Elite New England
and Worcester,          Ludlow, Massachusetts     Aqua Cool Kuwait
Attorneys                                         Kuwait City, Kuwait         For information or
                        General Ionics                                        assistance regarding
JOHN J. SHIELDS *+      Cuyahoga Falls, Ohio      Aqua Cool Saudi Arabia      individual stock
President and Chief                               Dammam, Saudi Arabia        records, transactions or
Executive Officer,      Ionics Ahlfinger Water                                certificates, please
King's Point Holdings   Dallas, Texas             Ionics-Mega s.r.o.          call the Transfer
Incorporated                                      Prague, Czech Republic      Agent's Telephone
                        Ionics Apollo Ultrapure                               Response Center:
CARL S. SLOANE *+       Pico Rivera, California   Jalal-Ionics, Ltd.          1-800-426-5523 between
Ernest L. Arbuckle                                Manama, Bahrain             9 A.M. and 5 P.M.
Professor of Business   Ionics Aqua Design
Administration,         Campbell, California      Yuasa-Ionics Co., Ltd.      Ionics' Annual Report on
Harvard University                                Tokyo, Japan                Form 10-K and other
Graduate School of      Ionics, Incorporated                                  corporate information
Business Administration Bridgeville, Pennsylvania                             may be obtained on

                                                                              Ionics' home page on the
MARK S. WRIGHTON +      Ionics Pure Solutions                                 Worldwide Web at
Chancellor              Phoenix, Arizona                                      http://www.ionics.com
Washington University
                        Ionics Resources Conservation                         A copy of Ionics' Annual
ALLEN S. WYETT +        Bellevue, Washington                                  Report on Form 10-K,
President, Wyett                                                              which is filed with the
Consulting Group, Inc.                                                        Securities and Exchange
                                                                              Commission, will be sent
                        Ionics Separation Technology                          to any shareholder upon
                        St. Paul, Minnesota                                   request directed to
                                                                              Investor Relations,
                        Ionics Sievers Instruments                            Ionics, Incorporated,
                        Boulder, Colorado                                     P.O. Box 9131,
                                                                              Watertown, Massachusetts
                        Ionics Ultrapure Water                                02272-9131, or by
                        Campbell, CA                                          calling (617)926-2510
                                                                              ext. 874.


                                                                              TRANSFER AGENT
                                                                              & REGISTRAR

                                                                              State Street Bank and
                                                                              Trust Company, Boston,
                                                                              Massachusetts

                                                                              AUDITORS

                                                                              Coopers & Lybrand L.L.P.
                                                                              Boston, Massachusetts





*  Member of Executive Committee
#  Member of Audit Committee
+  Member of Compensation Committee

Covering the Waterfront, The Ionics Toolbox, and Ten-Cylinder Engine are service marks; Aqua Cool,
Cloromat, Chemomat, Electromat, Elite, and HYgene are registered trademarks; and Ultrapure and
SuperValue are trademarks of Ionics, Incorporated.




