Form 10-K405, Exhibit 13
period 1997-12-31
IONICS INC
filed 1998-03-30
CIK 52466

EXHIBIT 13
                             IONICS, INCORPORATED
                       ANNUAL REPORT TO STOCKHOLDERS OF
                         IONICS, INCORPORATED FOR THE
                      FISCAL YEAR ENDED DECEMBER 31, 1997

              (Only pages 17 through 36 and the inside back cover
                      constitute an Exhibit to Form 10-K)









































/177


Management's Discussion and Analysis
of Results of Operations and Financial Condition

Results of Operations
The financial performance of the Company reflected an 8% growth in revenues and a 7% improvement in net income in 1997. The net income growth included increases in earnings before interest, taxes and minority interest of 23% and 36% in the Membranes and Related Equipment and Consumer Products segments, respectively. The improvement in the Membranes and Related Equipment segment reflected the acquisition of a majority interest in Enersave Engineering Systems Sdn Bhd, a Malaysian corporation (Enersave), improvement in the water desalting and related equipment business and increased sales of instrumentation. The improvement in the Consumer Products segment reflected growth in the bottled water business. Earnings before interest, taxes and minority interest decreased 9% in the Water, Food and Chemical Supply segment due primarily to decreases in the municipal water and food processing businesses.

     Total revenues were $352.5 million in 1997, compared with $326.7 million in 1996. Revenues were higher in all three business segments, with the largest growth occurring in Membranes and Related Equipment.

     Membranes and Related Equipment revenues in 1997 grew due to increased sales of water desalting and related equipment and the acquisition of a majority interest in Enersave. Growth also resulted from additional sales of instrumentation, primarily to the pharmaceutical market, but was partially offset by a reduction in revenues from the sale of wastewater systems.

     Growth in the Water, Food and Chemical Supply segment reflected an increase in the ultrapure water supply business, partially offset by decreased sales of municipal water. The decrease in municipal water was primarily a result of the City of Santa Barbara's buy-out of the desalination plant constructed and maintained by the Company.

     Consumer Products revenues increased during the year primarily reflecting higher revenues from bottled water sales. This increase resulted from growth in the customer base, an increase in consumption by the existing customer base, particularly in the United Kingdom which experienced a relatively warm summer and price increases.

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



/178



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

     Cost of sales as a percentage of revenues was 67.2%, 67.3% and 67.2% in 1997, 1996 and 1995, respectively.

     Cost of sales as a percentage of revenues decreased during 1997 for the Membranes and Related Equipment segment and Consumer Products segment, and increased for the Water, Food and Chemical Supply segment. The decrease in the Membranes and Related Equipment segment primarily reflected an improvement in the mix between sales of instrumentation and ultrapure water equipment. The increase in cost of sales as a percentage of revenues in the Water, Food and Chemical Supply segment primarily reflected a change in the mix of ultrapure water supply contracts. The Consumer Products segment decrease reflected modest bottled water price increases and the improved absorption of fixed overhead costs resulting from continued expansion of the bottled water customer base.

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

     In the Water, Food and Chemical Supply segment, cost of sales increased as a percentage of revenues during 1996. This increase reflected the acquisition of STI, whose manufacturing costs did not reflect the synergies believed available through continued integration with the other businesses in this segment. This increase also reflected increased competitive pressure within the industrial bleach market in the United Kingdom.

     Operating expenses as a percentage of revenues of 21% in 1997 remained substantially consistent with both 1996 and 1995.


/179



      Interest income in 1997 was $1.2 million compared to $1.4 million in 1996 and $1.2 million in 1995. Interest expense in 1997 was $0.9 million compared to $0.9 million in 1996 and $0.2 million in 1995.

     The Company's effective tax rate was 33.0% in 1997, 33.0% in 1996 and 33.5% in 1995. In 1997, continued improvement in the mix of earnings and tax rates among the different tax jurisdictions in which the Company operates was partially offset by the loss of benefit from tax-exempt interest income and a smaller benefit from the Company's foreign sales corporation. The decrease in the effective tax rate for 1996 was due primarily to an improvement in the mix of earnings and effective tax rates among the different tax jurisdictions in which the Company operates. This was partially offset by a decrease in the benefit from tax-exempt interest income, a higher state tax rate resulting from a change in the composition of domestic income by state and a proportionately smaller benefit from the Company's foreign sales corporation.

    Net income increased 6.9% to $28.3 million in 1997 compared to $26.5 million in 1996. Net income in 1996 was 26.1% higher than 1995 net income of $21.0 million.

Legal Proceedings
The Company is involved in the normal course of its business in various litigation matters. Although the Company is unable to determine at the present time whether it will have any liability in any of these pending matters, some of which are in the early stages of pre-trial discovery, the Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

Financial Condition
At December 31, 1997, the Company had total assets of $406.7 million compared to total assets of $378.6 million at December 31, 1996 and $322.0 million at December 31, 1995. The increase in 1997 reflected an increase in total cash and cash equivalents and in other assets, primarily reflecting goodwill arising from the acquisitions of a majority interest in Enersave and the business of Watertec Engineering Pty. Ltd. and related companies in Australia (Watertec). The major component of the increase in 1996 resulted from expenditures for property, plant and equipment related to the Company's bottled water operations, bleach production and distribution facilities, trailers and other "own and operate" facilities. In addition, during both 1997 and 1996, accounts receivable increased, reflecting higher revenues from capital equipment projects.






/180



    Working capital in 1997 increased by $23.6 million and the Company's current ratio increased to 2.5 from 2.1 in 1996. Capital expenditures totaled $33.5 million, $46.9 million, and $50.9 million in 1997, 1996 and 1995, respectively. In addition, the Company spent approximately $11.0 million to acquire Watertec and a majority interest in Enersave. Funds for these expenditures were provided in each year through cash from operations, proceeds from stock option exercises and the issuance of current debt. In 1997, funds were also provided through the sale of certain fixed assets, including bleach manufacturing equipment in the United Kingdom.

    Net cash provided by operating activities increased by $6.3 million in 1997, due primarily to higher net income and depreciation, a smaller increase in accounts receivable and inventories, and a smaller decrease in accounts payable and accrued expenses. Net cash provided by operating activities increased by $10.4 million in 1996, with higher net income, depreciation, and income taxes partially offset by a decrease in accounts payable and accrued expenses. Net cash used for investing activities decreased by $11.6 million in 1997 after having increased by $2.1 million in 1996 from 1995. In 1997, net cash provided by financing activities decreased by $6.0 million primarily due to a reduction in cash obtained from short-term borrowings after remaining substantially consistent in 1996 with 1995.

     Significant expenditures in 1998 are anticipated to include the expansion of bottled water operations, own and operate facilities and other manufacturing facilities and related equipment.

    The Company maintains several lines of credit, including domestic lines totaling $35 million, which are available to meet working capital needs. In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash of $25.8 million at the beginning of 1998, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.

    Inflationary increases in material and labor costs remained moderate
during the last three years.   The Company has worked to offset such
cost increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.

    Management has developed a program to prepare the Company's computer systems and applications for the Year 2000. The Company expects to incur internal staff costs as well as consulting and other expenses related to infrastructure and facilities enhancements necessary to prepare its systems for the Year 2000. The Company has conducted a preliminary assessment of Year 2000-related issues. Based upon the results to date, the Company presently believes that, through replacement or modifications to existing software, hardware and its facilities, matters relating to the Year 2000 problem will not pose significant operational problems for the Company and will not have a material effect on the business or financial condition of the Company.


/181



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












































/182



Report of Independent Accountants




To the Board of Directors and Stockholders of Ionics, Incorporated:

     We have audited the accompanying consolidated balance sheets of Ionics, Incorporated at December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ionics, Incorporated as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                       /s/COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
February 17, 1998
















/183



Consolidated Statements of Operations

For the years ended December 31
Amounts in Thousands, Except Per Share Amounts        1997       1996       1995
Net revenue:
   Membranes and related equipment                $166,397   $151,030   $135,484
   Water, food and chemical supply                 113,026    109,488     66,510
   Consumer products                                73,046     66,144     55,299
                                                   352,469    326,662    257,293

Costs and expenses:
   Cost of membranes and related equipment         115,305    107,181     97,048
   Cost of water, food and chemical supply          80,205     74,711     43,867
   Cost of consumer products                        41,510     37,956     32,085
   Research and development                          5,410      5,108      4,180
   Selling, general and administrative              67,593     63,118     50,123
                                                   310,023    288,074    227,303

Income from operations                              42,446     38,588     29,990
Interest income                                      1,197      1,396      1,214
Interest expense                                      (947)      (869)      (237)
Equity income                                          526        441        642
Income before income taxes and minority interest    43,222     39,556     31,609
Provision for income taxes                          14,280     13,053     10,584

Income before minority interest                     28,942     26,503     21,025
Minority interest expense                              613          -          -

Net income                                        $ 28,329   $ 26,503   $ 21,025

Earnings per basic share                          $   1.78   $   1.71   $   1.45

Earnings per diluted share                        $   1.73   $   1.65   $   1.39

Shares used in basic earnings per
  share calculations                                15,936     15,542     14,545

Shares used in diluted earnings per share
  calculations                                      16,409     16,106     15,085







The accompanying notes are an integral part of these financial statements.



/184

Consolidated Balance Sheets

December 31
Dollars in Thousands, Except Share Amounts                       1997       1996
Assets
Current assets:
   Cash and cash equivalents                                 $ 25,787   $ 12,269
   Short-term investments                                         107          -
   Notes receivable, current                                    3,856      3,496
   Accounts receivable                                         98,275     91,392
   Receivables from affiliated companies                        2,624      2,999
   Inventories                                                 28,910     26,000
   Other current assets                                         6,291      8,266
        Total current assets                                  165,850    144,422
Notes receivable, long-term                                     8,349      7,737
Investments in affiliated companies                             3,983      2,908
Property, plant and equipment, net                            179,957    185,817
Other assets                                                   48,597     37,705
   Total assets                                              $406,736   $378,589

Liabilities and Stockholders' Equity
Current liabilities:
   Notes payable and current portion of long-term debt       $ 12,084   $ 11,513
   Accounts payable                                            27,099     28,988
   Other current liabilities                                   26,227     27,672
   Taxes on income                                                602          -
         Total current liabilities                             66,012     68,173
Long-term debt and notes payable                                  804      2,132
Deferred income taxes                                          17,783     14,422
Other liabilities                                               2,478      1,645
Commitments                                                         -          -
Stockholders' equity:
   Common stock, par value $1, authorized shares: 30,000,000
    in 1997 and 1996; issued and outstanding: 16,001,285 in
    1997 and 15,823,205 in 1996                                16,001     15,823
   Additional paid-in capital                                 154,479    149,337
   Retained earnings                                          158,557    130,228
   Cumulative translation adjustments                          (9,126)    (2,811)
   Unearned compensation                                         (252)      (360)
        Total stockholders' equity                            319,659    292,217
        Total liabilities and stockholders' equity           $406,736   $378,589






The accompanying notes are an integral part of these financial statements.



/185

Consolidated Statements of Cash Flows

For the years ended December 31
Dollars in Thousands                                             1997      1996      1995
Operating activities:
   Net income                                                $ 28,329  $ 26,503  $ 21,025
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                            27,047    26,162    20,717
      Provision for losses on accounts and notes receivable     1,408     1,011       579
      Deferred income tax provision                             5,571     4,085     4,263
      Compensation expense on restricted stock awards             108       108        72
      Changes in assets and liabilities, net of effects
        of businesses acquired:
        Notes receivable                                       (2,264)   (1,557)   (1,636)
        Accounts receivable                                    (7,865)  (10,863)  (14,474)
        Inventories                                            (2,395)   (3,259)     (300)
        Other current assets                                    2,594       449    (1,425)
        Investments in affiliates                              (1,106)      758       545
        Accounts payable and accrued expenses                  (5,219)   (7,011)     (290)
        Income taxes                                            2,470     4,678     1,816
        Other                                                    (988)      296        28
          Net cash provided by operating activities            47,690    41,360    30,920

Investing activities:
   Additions to property, plant and equipment                 (33,510)  (46,890)  (50,942)
   Disposals of property, plant and equipment                  10,114       887     1,377
   Sale and maturity of short-term investments                      -         -     8,617
   Purchase of long-term investments                                -         -    (3,000)
   Acquisitions, net of cash acquired                         (11,016)        -         -
         Net cash used by investing activities                (34,412)  (46,003)  (43,948)

Financing activities:
   Principal payments on current debt                         (17,077)  (22,259)  (11,524)
   Proceeds from issuance of current debt                      14,937    27,149    15,533
   Principal payments on long-term debt                           (31)   (3,236)        -
   Proceeds from issuance of long-term debt                       363         -         -
   Proceeds from stock option plans                             3,188     5,731     3,529
         Net cash provided by financing activities              1,380     7,385     7,538
Effect of exchange rate changes on cash                        (1,140)       48         3
Net change in cash and cash equivalents                        13,518     2,790    (5,487)
Cash and cash equivalents at end of prior year                 12,269     9,479    14,966
Cash and cash equivalents at end of current year             $ 25,787  $ 12,269  $  9,479





The accompanying notes are an integral part of these financial statements.


/186


Consolidated Statements of Stockholders' Equity


                                           Common Stock     Additional          Cumulative                 Total
                                                     Par     Paid-in  Retained  Translation  Unearned  Stockholders'
Dollars in Thousands                     Shares     Value    Capital  Earnings  Adjustments Compensation   Equity
Balance December 31, 1994              13,989,896  $13,990  $125,529   $84,027  $(4,936)        $  -     $218,610
Restatement for pooling                   447,258      447     1,151      (257)       -            -        1,341
Balance January 1, 1995                14,437,154   14,437   126,680    83,770   (4,936)           -      219,951
Stock options exercised                   199,575      199     3,330         -        -            -        3,529
Tax benefit of stock option activity            -        -     1,309         -        -            -        1,309
Translation adjustments, net
   of income taxes of $180                      -        -         -         -    1,265            -        1,265
Issuance for acquisition                  144,679      145     5,748         -        -            -        5,893
Shares issued under restricted stock plan  19,822       20       520         -        -         (540)           -
Amortization of unearned compensation           -        -         -         -        -           72           72
Net income                                      -        -         -    21,025        -            -       21,025

Balance December 31, 1995              14,801,230   14,801   137,587   104,795   (3,671)        (468)     253,044
Restatement for poolings                  554,544      555      (460)   (1,070)       -            -         (975)
Balance January 1, 1996                15,355,774   15,356   137,127   103,725   (3,671)        (468)     252,069
Stock options exercised                   406,956      407     5,324         -        -            -        5,731
Tax benefit of stock option activity            -        -     4,390         -        -            -        4,390
Translation adjustments, net
   of income taxes of $(93)                     -        -         -         -      860            -          860
Issuance for acquisitions                  60,475       60     2,496         -        -            -        2,556
Amortization of unearned compensation           -        -         -         -        -          108          108
Net income                                      -        -         -    26,503        -            -       26,503

Balance December 31, 1996              15,823,205   15,823   149,337   130,228   (2,811)        (360)     292,217
Stock options exercised                   163,214      163     3,025         -        -            -        3,188
Tax benefit of stock option activity            -        -     1,421         -        -            -        1,421
Translation adjustments, net
   of income taxes of $2,690                    -        -         -         -   (6,315)           -       (6,315)
Other activity                             14,866       15       696         -        -            -          711
Amortization of unearned compensation           -        -         -         -        -          108          108
Net income                                      -        -         -    28,329        -            -       28,329

Balance December 31, 1997              16,001,285  $16,001  $154,479  $158,557  $(9,126)       $(252)    $319,659







The accompanying notes are an integral part of these financial statements.



/187

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

Basis of Presentation
Certain prior year amounts have been restated to conform to the current year presentation with no impact on net income. Consolidated results have been restated to include the pooling of Sievers
Instruments, Inc. in 1996 (Note 14).

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

Revenue Recognition
Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,380,000, $1,181,000 and $1,076,000 in 1997, 1996 and 1995, respectively, is included in revenues.

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




/188

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

Notes Receivable
Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled
$462,000 and $591,000 at December 31, 1997 and 1996, respectively.

Inventories
Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis. The Company had no deferred production costs which exceeded the aggregate estimated cost of long-term sales contracts.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $238,000, $1,169,000 and $268,000 in 1997, 1996 and 1995,
respectively. In general, depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:

Classification                         Depreciation Lives
Buildings and improvements             10 - 40 years
Machinery and equipment,
  including supply equipment            3 - 25 years
Other                                   3 - 12 years

         In certain situations the units of production method is utilized in order to achieve a more appropriate matching of revenues and expenses.

         The Company's policy is to depreciate processing plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding supply contracts.

Long-Lived Assets
Impairment losses resulting from an excess of carrying value of long-term assets over their fair values are recognized as such losses are identified.

Goodwill
Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis over its estimated useful life but not in excess

/189
of 40 years. The Company continually evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance.

Foreign Exchange
Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains included in income before income taxes and minority interest totaled $100,000, $548,000 and $58,000 for 1997, 1996 and 1995, respectively.

Income Taxes
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
Basic earnings per share is computed based on the weighted-average number of shares outstanding after giving retroactive effect to a 2-for-1 stock split in 1995 for all periods presented. Diluted earnings per share is computed based on the weighted-average number of common shares outstanding while giving effect to all potentially dilutive common shares that were outstanding during the period.

Use of Estimates
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income
In 1997, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income." FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company intends to adopt this Statement for interim periods beginning in the first quarter of 1998. This Statement is a disclosure-only statement.

/190

Note 2. Consolidated Balance Sheet Details

Dollars in Thousands                     1997      1996
Raw materials                          $ 17,183  $ 15,028
Work in process                           8,773     8,120
Finished goods                            2,954     2,852
Inventories                            $ 28,910  $ 26,000

Land                                   $  6,767  $  3,602
Buildings                                34,239    33,157
Machinery and equipment                 236,526   233,077
Other, including furniture,
  fixtures and vehicles                  41,397    36,834
                                        318,929   306,670
Accumulated depreciation               (138,972) (120,853)
Property, plant and
  equipment, net                       $179,957  $185,817

Goodwill                               $ 46,565  $ 35,067
Accumulated amortization                 (5,136)   (3,922)
Other                                     7,168     6,560
Other assets                           $ 48,597  $ 37,705

Customer deposits                      $  3,685  $  7,147
Accrued commissions                       2,370     2,402
Accrued expenses                         20,172    18,123
Other current liabilities              $ 26,227  $ 27,672

Note 3. Supplemental Schedule of Cash and Non-Cash Flow Information

Dollars in Thousands                    1997       1996      1995
Cash payments for interest and income taxes:
  Interest                             $   634   $ 1,338   $  360
  Taxes                                $ 2,860   $ 4,264   $7,150
Restricted stock compensation
  credited to paid-in capital          $     -   $     -   $ (540)

Liabilities assumed in conjunction with acquisitions:
  Fair value of assets
    purchased                          $19,352   $ 8,452   $6,196
  Book value of
    assets pooled                            -     8,592    2,632
  Retained deficit pooled                    -     1,070      257
  Net cash received (paid)             (11,016)       89      207
  Value of common
    stock issued                            -     (2,530)  (7,491)
Liabilities assumed                    $ 8,336   $15,673   $1,801

/191

Note 4. Accounts Receivable

Dollars in Thousands                     1997      1996
Billed receivables                     $69,157   $68,775
Unbilled receivables                    30,945    24,884
Allowance for doubtful accounts         (1,827)   (2,267)
Accounts receivable                    $98,275   $91,392

Unbilled receivables represent the excess of revenues recognized on percentage completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones. Substantially all of the unbilled amounts at December 31, 1997 are expected to be billed during 1998.

    Billed receivables include retainage amounts of $4,233,000 and $4,378,000 at December 31, 1997 and 1996, respectively. Substantially all retainage amounts are collectible within one year.

Note 5. Investments in Affiliated Companies

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled and treated water and the sale of equipment and replacement parts.
                                                 Ownership
Affiliate                                        Percentage
Aqua Cool Kuwait - Kuwait                          49%
Aqua Cool Saudi Arabia - Saudi Arabia              40%
Ionics-Mega s.r.o. - Czech Republic                49%
Jalal-Ionics, Ltd. - Bahrain                       40%
Yuasa-Ionics Co., Ltd. - Japan                     50%
Aguas Tratadas de
  Cadereyta S.A. de C.V. - Mexico                  20%
Aqua Design Ltd. - Cayman Islands                  39%
Aguas Tratadas de Madero, S.A. de C.V. - Mexico    20%
Zhanjiang RO Co., Ltd. - China                     28%

    The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.











/192

         Activity in investments in affiliated companies:

Dollars in Thousands           1997      1996      1995
Investments at end
  of prior year              $2,908    $4,874    $5,419
Equity in earnings              526       441       642
Distributions received         (575)   (1,254)   (1,187)
Cumulative translation
  adjustments                    (7)        -         -
Reclassification of Watlington
  Waterworks, Ltd. to other
  assets resulting from
  ownership dilution              -    (1,208)        -
Other investments             1,131        55         -
Investments at end of
 current year                $3,983    $2,908    $4,874

    At December 31, 1997, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $5,255,000 and $1,272,000, respectively. The Company's equity in the 1997 total revenues of these affiliates was $5,340,000.

Note 6. Contingent Liabilities

The Company is involved in the normal course of its business in various litigation matters, some of which are in the early stages of pre-trial discovery. The Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

    The Company was notified in 1992 that it is a potentially responsible party (PRP) at a Superfund site, Solvent Recovery Services of New England in Southington, Connecticut (the "SRS Site"). Ionics' share of assessments to date for site work totals approximately $55,000. The ultimate site clean-up cost is currently not expected to exceed $59 million, of which the Company's share would not exceed $308,000 including the amounts already assessed against the Company. While it is too soon to predict the scope and cost of the final remedy that the EPA will select, based upon the large number of PRPs identified, the Company's small volumetric ranking (approximately 0.5%) and the identities of the larger PRPs, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.






/193

Note 7. Long-Term Debt and Notes Payable

Dollars in Thousands                    1997      1996
Borrowings outstanding                 $12,888   $13,645
Less installments due within one year   12,084    11,513
Long-term debt and notes payable       $   804   $ 2,132

Maturities of borrowings outstanding for the five years ending
December 31, 1998 through 2002 are approximately $12,084,000,
$157,000, $115,000, $93,000 and $74,000, respectively.

    The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate (8.5% at December 31, 1997), the money market rate (7.5% at December 31, 1997) or the London Interbank Offered Rate plus 1/2% (6.72% at December 31, 1997), at the Company's option. The Company had no outstanding borrowings against these lines of credit at December 31, 1997.

         Included in the credit lines is a $25 million credit line with a commercial bank which includes a commitment fee of 1/8 of 1% per annum on the unused average daily amount.

         The Company utilizes short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth. The weighted-average interest rate on these borrowings at December 31, 1997 and 1996 was approximately 8%.

Note 8. Income Taxes

The components of domestic and foreign income before income taxes and minority interest were as follows:

Dollars in Thousands                     1997      1996      1995
U.S.                                   $27,450   $29,017   $22,838
Non-U.S.                                15,772    10,539     8,771
Income before
 income taxes and minority interest    $43,222   $39,556   $31,609






/194

    The provision for income taxes consisted of the following:

Dollars in Thousands                     1997      1996     1995
  Federal                              $ 5,891   $ 7,919   $ 5,407
  Foreign                                2,276       793       437
  State                                    542       256       477
Current provision                        8,709     8,968     6,321
  Federal                                3,599     1,671     3,164
  Foreign                                  996     1,047       569
  State                                    976     1,367       530
Deferred provision                       5,571     4,085     4,263
Provision for
  income taxes                         $14,280   $13,053   $10,584

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1997 the tax effects of the temporary differences were:

                                         Deferred     Deferred Tax
Dollars in Thousands                     Tax Assets   Liabilities
Depreciation                             $     -      $10,616
Goodwill amortization                          -          519
Inventory valuation                        1,584            -
Bad debt reserves                            297            -
Accrued commissions                          464            -
Profit on sales to foreign subsidiaries      870            -
Insurance accruals                           609            -
U.S. tax on unrepatriated earnings             -        6,295
Pensions                                       -          386
Alternative minimum tax                    1,081            -
Foreign withholding taxes on
  undistributed earnings                       -        2,068
Foreign deferred liabilities, net              -        3,186
Tax effect of current translation loss     3,723            -
Net operating loss carryforwards           5,385            -
Miscellaneous                              1,251        1,635
                                          15,264       24,705
Valuation allowance for
  deferred tax assets                     (1,800)           -
Deferred income taxes                    $13,464      $24,705





/195

The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                             1997        1996         1995
U.S. Federal statutory rate  35.0%       35.0%        35.0%
Foreign Sales Corporation    (1.5)       (1.6)        (2.1)
Tax-exempt interest income      -         (.5)        (1.2)
State income taxes, net of
  federal tax benefit         2.3         2.7          1.9
Foreign income taxed at
  different rates            (3.3)       (2.0)           -
Other, net                     .5         (.6)         (.1)
Effective tax rate           33.0%       33.0%        33.5%

    At December 31, 1997, the Company had unused tax loss carryforward benefits of $5,385,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1997 and 1996. The remaining unreserved portion is considered to be realizable. $3,585,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1997.

    The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $2,843,000, $1,538,000 and $682,000 as of
December 31, 1997, 1996 and 1995, respectively.

Note 9. Stockholders' Equity

During 1996, the Company issued 1,062,277 shares (including shares for Sievers Instruments, Inc.) in conjunction with acquisition-related activity (Note 14).

         The Company adopted the disclosure-only provision of Statement of Financial Accounting Standards (FAS) No. 123 "Accounting for Stock-Based Compensation" in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997, 1996 and 1995: expected volatility of 23.4% in 1997, 23.1% in
1996 and 23.1% in 1995; weighted-average risk-free interest rates of 6.33%, 6.69% and 6.57% in 1997, 1996 and 1995, respectively; and
expected lives of five years. No dividends are assumed. The weighted-average fair value of options granted during 1997, 1996 and 1995 was $15.88, $15.17 and $10.02, respectively.

         At December 31, 1997, the Company had four stock-based compensation plans which are described below. The Company applies

/196

Accounting Principles Board Opinion 25 in accounting for its plans. Accordingly, any difference between the option price and the fair market value of the stock at the date of grant is charged to operations over the expected period of benefit to the Company. Had compensation cost for the Company's plans been determined based on the fair value of the options at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and earnings per share would have been adjusted. On a pro forma basis, net income as reported for 1997 of $28.3 million would have been $26.7 million, 1996 net income of $26.5 million would have been $25.9 million and 1995 net income of $21.0 million would have been unchanged. Diluted earnings per share as reported for 1997 of $1.73 would have been $1.63, 1996 diluted earnings per share of $1.65 would have been $1.61 and 1995 diluted earnings per share of $1.39 would have been unchanged. Basic earnings per share as reported for 1997 of $1.78 would have been $1.67, 1996 basic earnings per share of $1.71 would have been $1.66 and 1995 basic earnings per share of $1.45 would have been $1.44. The effects of applying FAS 123 in this pro forma disclosure are not indicative of future awards, which are anticipated. FAS 123 does not apply to awards prior to 1995.

         Under its 1979 Stock Option Plan (the "1979 Plan"), options were granted to officers and other key employees of the Company (only as non-qualified options since February 1989). Although the 1979 Plan provided that options were exercisable at a price of not less than $1.00 per share, it has been the general policy of the Compensation Committee of the Board of Directors, which administers the 1979 Plan, to issue non-qualified options with an exercise price equal to the fair market value of the stock. The options are immediately exercisable, are subject to repurchase rights that lapse over a five-year period, and have a term of ten years and one day. Effective May 8, 1997, the 1979 Plan was replaced by the 1997 Stock Incentive Plan, and no additional options will be granted under the 1979 Plan. At December 31, 1997 and 1996, 0 and 132,519 shares, respectively, were reserved for issuance of additional options under the 1979 Plan.

         Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options are granted automatically at a price not less than the fair market value of the stock at the date of grant. The options are fully vested after a six-month period and have a term of ten years and one day. As of December 31, 1997 and 1996, 82,500 and 98,500 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

         The Company has reserved 91,200 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992. During 1995, an additional 30,000 options were granted to the same persons in connection with an increase in production capacity and projected increases in the sale of water under a long-term water sale agreement between Ionics Iberica, S.A. and the local water utility. The fair value of these options is being charged to operations over the ten-year vesting period. The options have a term of ten years and one month.
/197

    Under its 1997 Stock Incentive Plan (the "1997 Plan"), which became effective on May 8, 1997, incentive stock options, non-qualified stock options, and long-term performance awards may be awarded to officers and other key employees as well as to consultants. The 1997 Plan contains an automatic addition provision under which a number of shares equal to two percent (2%) of the Company's outstanding stock will be added to the 1997 Plan at the end of each of the four fiscal year-ends of the Company following adoption of the 1997 Plan, commencing December 31, 1997. At December 31, 1997, there were 1,060,276 shares reserved for issuance of additional options under the 1997 Plan after giving effect to the automatic addition provision. The options vest over a five-year period and have a term of ten years.

         A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                           1997                 1996                  1995
                                             Weighted-            Weighted-             Weighted-
                                               Average              Average               Average
                                              Exercise             Exercise              Exercise
Options in Thousands                Options      Price   Options      Price    Options      Price
Outstanding at end of prior year      2,200     $28.39     1,989     $20.30      2,185     $19.98
Granted                                  55      45.99       744      42.51         39      27.48
Exercised                              (163)     19.56      (465)     17.15       (204)     18.11
Canceled                                (57)     37.80       (68)     23.06        (31)     21.85
Outstanding at end of current year    2,035     $29.31     2,200     $28.39      1,989     $20.30

Options exercisable at year-end       1,964                2,137                 1,913

         The following table summarizes the information about stock options outstanding at December 31, 1997:

Options in Thousands           Options Outstanding         Options Exercisable
                                   Weighted-
                                   Average    Weighted-      Number    Weighted-
                        Number     Remaining  Average      Exercisable Average
Range of              Outstanding  Contract   Exercise         at      Exercise
Exercise Prices       AT 12/31/97   Years      Price        12/31/97    Price
$ 4.29                          8     1.6       $ 4.29             8     $ 4.29
 11.88  -  15.25              134     2.5        12.16           106      12.13
 19.75  -  27.63            1,148     5.8        22.33         1,124      22.22
 30.38  -  43.13              687     8.7        43.06           668      43.08
 45.63  -  48.25               58     9.0        47.65            58      47.65
$ 4.29  - $48.25            2,035     6.6       $29.31         1,964     $29.44


/198

         The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five-year vesting period. No shares were issued under the 1994 Plan in 1997 and 1996. During 1995, 19,822 shares were issued under the 1994 Plan. The fair value of $540,000 was recorded as unearned compensation and is being charged to operations over the vesting period. 280,178 shares remain reserved for issuance.

         The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares are normally acquired for the plan in the open market. Through December 31, 1997, no shares had been issued under the plan.

         The Company has adopted a Renewed Stockholder Rights Plan designed to protect stockholders against abusive takeover tactics. Each share of common stock now carries one right. Each right entitles the holder to purchase from the Company one share of common stock (or in certain circumstances, to receive cash, property or other securities of the Company) at a purchase price of $175 subject to adjustment. In certain circumstances, rights become exercisable for common stock (or a combination of cash, property or other securities of the Company) worth twice the exercise price of the right.

          The rights are not exercisable until the occurrence of certain events as defined in the Renewed Stockholder Rights Plan. The rights may be redeemed by the Company at $.01 per right at any time unless certain events occur. Unless redeemed earlier, the rights, which have no voting power, expire on August 19, 2007.

          In November 1994, the Company's Board of Directors declared a 2-for-1 stock split, effected by a 100% stock dividend which was paid January 6, 1995 to shareholders of record on December 14, 1994. All share and option amounts, related prices and other stockholders' equity information have been adjusted for all periods presented to give retroactive effect to this split.

Note 10. Earnings Per Share Calculations (EPS)

Dollars in Thousands,
Except Per Share Amounts   For the Year Ended 1997       For the Year Ended 1996       For the Year Ended 1995
                           Net              Per Share   Net               Per Share   Net               Per Share
                          Income    Shares    Amount   Income    Shares    Amount    Income    Shares    Amount
Basic EPS
  Income available to
  common stockholders    $ 28,329   15,936  $   1.78  $ 26,503   15,542   $   1.71  $ 21,025   14,545   $  1.45

Effect of dilutive
  stock options                 -      473                   -      564                    -      540

Diluted EPS              $ 28,329   16,409  $   1.73  $ 26,503   16,106   $   1.65  $ 21,025   15,085   $  1.39

/199

The effect of dilutive stock options excludes those stock options for which the impact would have been antidilutive based on the exercise price of the options. At December 31, 1997, 743,000 options were antidilutive. There were no antidilutive options at December 31, 1996 and 1995.

Note 11. Operating Leases

The Company leases equipment, primarily for industrial water purification and bottled water coolers, to customers through operating leases. The original cost of this equipment was $96,048,000 and $86,656,000 at December 31, 1997 and 1996, respectively. The accumulated depreciation for such equipment was $35,195,000 and $28,347,000 at December 31, 1997 and 1996,
respectively.

     At December 31, 1997, future minimum rentals receivable under noncancelable operating leases in the years 1998 through 2002 and later were approximately $14,848,000, $13,018,000, $11,293,000, $8,876,000,
$7,182,000 and $34,227,000, respectively.

     The Company leases facilities and personal property under various operating leases. Future minimum payments due under lease arrangements are as follows: $3,814,000 in 1998, $2,324,000 in 1999, $1,927,000 in 2000,
$1,365,000 in 2001 and $800,000 in 2002. Rent expense under these leases was approximately $3,928,000, $4,188,000 and $3,538,000 for 1997, 1996 and
1995, respectively.

Note 12. Profit-Sharing and Pension Plans

The Company has a contributory profit-sharing plan (defined contribution plan) which covered substantially all of the employees of its Bridgeville, Pennsylvania operations and certain related operations during 1994. Effective July 1, 1995 all such employees, except those who are members of the Fabricated Products Group, became members of the Company's defined benefit pension plan described below. Company contributions to the defined contribution plan are made from pretax profits, may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $253,000, $249,000 and $188,000 in 1997, 1996 and 1995, respectively.

     The Company also has a contributory defined benefit pension plan (defined benefit plan) for its Watertown-based employees and employees of its other domestic divisions and subsidiaries. Benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.

     The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1997 and 1996:




/200

Dollars in Thousands                                  1997      1996
Actuarial present value of benefit obligations:
  Accumulated benefit obligation,
  including vested benefits of
  $9,943 and $8,996, respectively                  $(11,992)  $(10,003)

  Projected benefit obligation for
  service rendered to date                          (13,591)   (10,883)
Plan assets at fair value                            12,731      8,577
Projected benefit obligation in
  excess of plan assets                                (860)    (2,306)
Unrecognized net loss                                 1,959        993
Unrecognized prior service cost                         485        523
Unrecognized net assets being
  amortized over approximately 17 years                (309)      (362)
Adjustment for additional
  minimum liability                                       -       (273)
Prepaid (accrued) pension cost at
 December 31                                       $  1,275   $ (1,425)

         Net pension cost included the following components:

Dollars in Thousands                       1997      1996      1995
Service cost                             $1,172    $1,026     $  706
Interest cost                               932       780        658
Return on plan assets                    (1,314)     (908)    (1,157)
Net amortization and deferral               467       265        588
Net periodic pension cost                $1,257    $1,163     $  795

         The discount rate used in determining the projected benefit obligation was 7.0% in 1997 and 7.25% in 1996. The rate of increase in compensation levels used was 5.0% in 1997 and 1996. The expected long-term rate of return on assets was 9.0%. Plan assets consist primarily of money market, equity and fixed-income securities and are administered by an independent trustee.

         The Ionics Section 401(k) stock savings plan is available to substantially all employees of the Company and its domestic subsidiaries. Employees may contribute from 1% to 12% of compensation subject to certain limits. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $749,000, $655,000 and $512,000 in 1997, 1996 and 1995, respectively, under this plan.

         The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.

/201

         The Company will adopt Statement of Financial Accounting
Standards No. 132, "Employers' Disclosures About Pensions and Other Post-retirement Benefits" in 1998. This statement changes the current financial statement disclosure requirements.

Note 13. Financial Instruments

Off-Balance-Sheet Risk
The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $27.9 million and $22.0 million of these letters were outstanding at December 31, 1997 and 1996, respectively. Approximately 75% of the letters of credit outstanding at December 31, 1997 are scheduled to expire in 1998. These instruments were executed with creditworthy institutions. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1997 and 1996.

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

Investments in Securities
Realized gains and losses from the sale of debt and equity securities during fiscal 1997 and 1996 were not significant.

         Long-term investments, maturing in 1999 and 2001, which the Company intends to hold to maturity have been recorded at a net cost of $603,000 and $1,144,000 at December 31, 1997 and 1996, respectively. At
December 31, 1997, the Company also had short-term investments of $107,000 which the Company intends to hold to maturity. The cost of these investments approximates fair value.


/202

         During 1997, the Company recorded an investment of $645,000 for the purchase of a portion of the outstanding shares of Agrinord S.r.l., an Italian company in the solid waste treatment business. This investment is accounted for under the cost method.

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

Note 14. Acquisitions

1997 Purchases

Enersave Engineering Systems Sdn Bhd
In September 1997, the Company acquired a 55% ownership interest in Enersave Engineering Systems Sdn Bhd (Enersave) for approximately $9.6 million. An additional payment of up to $2 million will be required depending upon the achievement of certain future operating results. Enersave, a Malaysian company with operations in Malaysia, China and Indonesia, is a leading supplier of water and wastewater treatment systems and services in Southeast Asia.

         The acquisition was accounted for under the purchase method with the results of Enersave included from September 1, 1997. Goodwill of approximately $9.6 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Fiscal 1997 revenues for the period prior to September 1997 were approximately $10 million.

Watertec Engineering Pty. Ltd.
Effective September 1, 1997, the Company acquired 100% of the assets and liabilities of Watertec Engineering Pty. Ltd., as Trustee of Watertec Engineering Unit Trust and two related corporations (together "Watertec") for an initial payment of $1.9 million. An additional payment of up to
1.1 million Australian dollars will be required depending upon the achievement of certain future operating results. Watertec is involved in the manufacture and supply of ozonation systems for water disinfection and systems for chemical metering.

         The acquisition was accounted for under the purchase method with the results of Watertec included from September 1, 1997. Goodwill of approximately $1.4 million is being amortized over 30 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Fiscal 1997 revenues for the period prior to September 1, 1997 were approximately $2.3 million.


/203

Prior Years' Poolings
During 1996, the Company completed pooling transactions with Aqua Design, Inc. (Aqua Design), Apollo Ultrapure Water Systems, Inc. (Apollo) and Sievers Instruments, Inc. (Sievers) under which 222,977, 331,567 and 447,258 shares of common stock, respectively, were issued in exchange for more than 90% of the outstanding common stock of each company. Because the operating results from prior years for Aqua Design and Apollo were not material, both individually and in the aggregate, compared to those of the Company, these transactions were recorded by restatement of retained earnings as of January 1, 1996 and no restatement of prior-period financial statements was made. Aqua Design owns and operates membrane-based seawater desalination systems to produce drinking and process water primarily for hotels and municipalities in the Caribbean. Apollo sells ultrapure water and related services to a variety of industrial and commercial users primarily in southern California. Sievers manufactures instruments designed to measure extremely low levels of organic contaminants in ultrapure water for customers in the pharmaceutical, semiconductor and other industries.

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

Prior Years' Purchases

Separation Technology, Inc.
In July 1996, the Company purchased 100% of the stock of Separation Technology, Inc. (STI) for approximately $2.4 million through the issuance
of 58,000 shares of common stock.   The results of STI have been included
in the Company's financial statements from July 1, 1996. Goodwill of approximately $4.4 million is being amortized on a straight-line basis over /204

20 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material. STI is a supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications.

Ahlfinger Water Company
On November 2, 1995, the Company acquired substantially all of the assets and liabilities of Ahlfinger Water Company (Ahlfinger) for $5.9 million through the issuance of 144,679 shares of common stock. Ahlfinger, based in Dallas, is a water treatment service company with industrial and commercial customers in Dallas and other areas of Texas. The acquisition was accounted for under the purchase method, with the results of Ahlfinger included from November 2, 1995. Goodwill of $4.7 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material.

Note 15. Segment Information

Business Segments
The Company conducts its business in three business segments:

    Membranes and Related Equipment - electrodialysis reversal systems; reverse osmosis systems; microfiltration systems; ultrafiltration systems; conventional water and wastewater treatment equipment; other separations technology products; zero liquid discharge systems; disinfection equipment including electrolytic systems for the generation of sodium hypochlorite and ozonation equipment; instruments for analysis; monitoring and on-line detection of pollution levels; and fabricated products.

         Water, Food and Chemical Supply - water, food and chemicals produced by the Company's membrane-based equipment, including desalted water for municipal and industrial use; ultrapure water for semiconductor and other industries; reduced mineral whey for food applications; and bleach and related chemicals.

         Consumer Products - bottled water; over and under-the-sink point of use devices; carbon filtering media; point-of-entry systems for treating the entire home water supply; household bleach; and other cleaning products.

         In 1997, the FASB released Statement of Financial Accounting Standards (FAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. FAS 131 is effective for fiscal years beginning after December 15, 1997. This Statement is a disclosure-only statement.

/205

         The following table summarizes the Company's operations by the three business segments and "Corporate and Other." Corporate and Other includes corporate-sponsored research and development programs and certain employee bonuses and insurance costs.

                                                 Membranes  Water, Food            Corporate
                                               and Related and Chemical   Consumer       and
Dollars in Thousands                             Equipment       Supply   Products     Other     Total
1997
Revenue - unaffiliated customers                 $166,397      $113,026   $ 73,046  $      -  $352,469
Inter-segment transfers                             2,959         1,172          -    (4,131)        -
Income from operations                             19,161        16,869      9,045    (2,629)   42,446
Equity income (loss)                                  (95)           85        536         -       526
Earnings before interest, taxes and minority
  interest (EBIT)                                  19,066        16,954      9,581    (2,629)   42,972
EBIT % of total EBIT, after allocation
  of Corporate and Other                              42%           37%        21%         -      100%
Identifiable assets                               157,212       115,302    126,608     3,631   402,753
Investments in affiliated companies                 1,086           115      2,782         -     3,983
Depreciation and amortization                       4,127        13,745      8,961       214    27,047
Capital expenditures                                4,759        18,722      9,787       242    33,510

1996
Revenue - unaffiliated customers                 $151,030      $109,488   $ 66,144  $      -  $326,662
Inter-segment transfers                             3,277           761          -    (4,038)        -
Income from operations                             15,482        18,611      6,636    (2,141)   38,588
Equity income                                           -            22        419         -       441
Earnings before interest,taxes and minority
  interest (EBIT)                                  15,482        18,633      7,055    (2,141)   39,029
EBIT % of total EBIT, after allocation
  of Corporate and Other                              38%           45%        17%         -      100%
Identifiable assets                               128,200       125,513    117,947     4,021   375,681
Investments in affiliated companies                    57            30      2,821         -     2,908
Depreciation and amortization                       3,740        15,102      7,075       245    26,162
Capital expenditures                                7,347        16,747     22,628       168    46,890

1995
Revenue - unaffiliated customers                 $135,484      $ 66,510   $ 55,299 $       -  $257,293
Inter-segment transfers                             6,202         2,422          -    (8,624)        -
Income from operations                             12,794        14,802      4,914    (2,520)   29,990
Equity income (loss)                                  (49)           57        634         -       642
Earnings before interest, taxes and minority
  interest (EBIT)                                  12,745        14,859      5,548    (2,520)   30,632
EBIT % of total EBIT, after allocation
  of Corporate and Other                              38%           45%        17%         -      100%
Identifiable assets                               120,699       103,643     95,126    (2,298)  317,170
Investments in affiliated companies                     -         1,218      3,656         -     4,874
Depreciation and amortization                       2,878        11,663      5,973       203    20,717
Capital expenditures                               13,175        15,929     21,688       150    50,942



/206

Geographic Segments
Revenues are reflected in the segment from which the sales are made. Transfers between areas are generally made at cost plus a markup which approximates prices charged to unaffiliated customers. Certain corporate expenses are included with the elimination of inter-segment profit in the "Corporate and Eliminations" segment. Identifiable corporate assets, which are net of eliminations, consist primarily of cash and short-term investments.

         Included in the United States segment are export sales of approximately 22%, 18% and 23% for 1997, 1996 and 1995, respectively. Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 41%, 36% and 39% in 1997, 1996 and 1995, respectively. Information about the Company's operations by geographic segment follows:

                                                                     Corporate
                                    United                   Other         and
Dollars in Thousands                States   Europe  International Eliminations     Total
1997
Revenue - unaffiliated customers  $264,604  $53,984       $33,881     $      -  $352,469
Inter-segment transfers             11,418      747           942      (13,107)        -
Income from operations              30,709    9,628         4,722       (2,613)   42,446
Identifiable assets                276,067   77,920        56,860       (8,094)  402,753

1996
Revenue - unaffiliated customers  $256,486  $48,692       $21,484     $      -  $326,662
Inter-segment transfers             10,255    1,385         3,002      (14,642)        -
Income from operations              32,112    5,279         3,073       (1,876)   38,588
Identifiable assets                281,624   73,505        20,340          212   375,681

1995
Revenue - unaffiliated customers  $206,276  $39,824       $11,193     $      -  $257,293
Inter-segment transfers              8,343    1,655         2,935      (12,933)        -
Income from operations              23,512    5,986         1,360         (868)   29,990
Identifiable assets                235,238   74,161        16,708       (8,937)  317,170

SELECTED FINANCIAL DATA

Statement of Operations Data

Dollars in Thousands,
Except Per Share Amounts       1997     %      1996     %      1995     %     1994     %     1993     %
Revenues                   $352,469 100.0  $326,662 100.0  $257,293 100.0 $222,376 100.0 $175,273 100.0
Income before income taxes
  and minority interest      43,222  12.3    39,556  12.1    31,609  12.3   22,717  10.2   19,724  11.3
Net income                   28,329   8.0    26,503   8.1    21,025   8.2   15,448   6.9   13,807   7.9
Earnings per basic share       1.78            1.71            1.45           1.11           1.00
Earnings per diluted share     1.73            1.65            1.39           1.09            .98

/207

Balance Sheet Data

Dollars in Thousands                      1997       1996       1995       1994       1993
Current assets                        $165,850   $144,422   $122,387   $113,477   $109,957
Current liabilities                     66,012     68,173     60,279     54,877     46,082
Working capital                         99,838     76,249     62,108     58,600     63,875
Total assets                           406,736    378,589    322,044    277,164    249,562
Long-term debt and notes payable           804      2,132        182         99        109
Stockholders' equity                   319,659    292,217    253,044    218,610    200,081

Selected Quarterly Financial Data (Unaudited)

                                          Earnings Earnings                                           Earnings Earnings
Dollars in Thousands,                          Per      Per                                                Per      Per
Except Per                 Gross      Net    Basic  Diluted                             Gross     Net    Basic  Diluted
Share Amounts  Revenues   Profit   Income    Share    Share                 Revenues   Profit  Income    Share    Share
1997                                                        1996
First Quarter  $ 87,102 $ 28,055  $ 6,972    $ .44    $ .43 First Quarter   $ 77,843 $ 25,111 $ 6,085    $ .40    $ .38
Second Quarter   87,111   28,612    7,269      .46      .44 Second Quarter    74,902   25,972   6,440      .42      .40
Third Quarter    85,113   28,067    7,196      .45      .44 Third Quarter     84,511   27,355   6,853      .44      .43
Fourth Quarter   93,143   30,715    6,892      .43      .42 Fourth Quarter    89,406   28,376   7,125      .45      .44
               $352,469 $115,449  $28,329    $1.78    $1.73                 $326,662 $106,814 $26,503    $1.71    $1.65

Common Stock Price Range

1997                    High        Low        1996                     High        Low
First Quarter        $53        $45 1/4        First Quarter         $43 1/2    $38 1/8
Second Quarter        50 1/2     44 5/8        Second Quarter         51 1/4     40 1/2
Third Quarter         46 3/8     40 3/4        Third Quarter          47 7/8     40
Fourth Quarter        44 3/4     33 1/2        Fourth Quarter         50         45 1/2














/208

           BOARD OF DIRECTORS

           ARTHUR L. GOLDSTEIN *
           Chairman of the Board, President and Chief Executive Officer Ionics, Incorporated

           DOUGLAS R. BROWN +
           President and Chief
           Executive Officer,
           Advent International Corp.

           WILLIAM L. BROWN +
           Retired Chairman of the Board,
           The First National Bank of Boston

           ARNAUD DE VITRY DAVAUCOURT +
           Engineering Consultant and Director of Various Organizations

           WILLIAM E. KATZ
           Executive Vice President
           Ionics, Incorporated

           KATHLEEN F.  FELDSTEIN
           President, Economic Studies, Inc.

           ROBERT B. LUICK
           Of Counsel, Sullivan and Worcester, Attorneys

           JOHN J. SHIELDS #*
           General Partner, Boston Capital Ventures

           CARL S. SLOANE #*
           Ernest L. Arbuckle Professor of Business Administration, Harvard University Graduate School of Business Administration

           DANIEL I. C. WANG +
           Institute Professor and Director of Biotechnology Process Engineering Center, Massachusetts Institute of Technology

           MARK S. WRIGHTON #
           Chancellor
           Washington University

           ALLEN S. WYETT #
           President, Wyett Consulting
           Group, Inc.




           * Member of Executive Committee

           + Member of Audit Committee

           # Member of Compensation Committee

           /209

         CORPORATE OFFICERS

         ARTHUR L. GOLDSTEIN
         Chairman of the Board, President and Chief Executive Officer

         WILLIAM E. KATZ
         Executive Vice President

         JOHN P. BERGERON
         Treasurer

         ROBERT J. HALLIDAY
         Vice President, Finance and Chief Financial Officer

         STEPHEN KORN
         Vice President,
         General Counsel and Clerk

         THEODORE G. PAPASTAVROS
         Vice President,
         Strategic Planning

         A. ERNEST WHITON
         Vice President and Corporate Controller

         PRINCIPAL U.S. OFFICES, AFFILIATES & SUBSIDIARIES

         Aqua Cool Pure Bottled Water
         Watertown, Massachusetts

         Elite New England
         Ludlow, Massachusetts

         General Ionics
         Cuyahoga Falls, Ohio

         Ionics Ahlfinger Water
         Dallas, Texas

         Ionics Apollo Ultrapure
         Pico Rivera, California

         Ionics Aqua Design
         Deerfield Beach, Florida

         Ionics, Incorporated
         Bridgeville, Pennsylvania

         Ionics Pure Solutions
         Phoenix, Arizona

         Ionics Resources Conservation
         Bellevue, Washington

         Ionics Separation Technology
         St. Paul, Minnesota

         /210

         Ionics Sievers Instruments
         Boulder, Colorado

         Ionics Ultrapure Water
         San Jose, California



         CORPORATE HEADQUARTERS

         Ionics, Incorporated
         65 Grove Street
         Watertown, Massachusetts 02172



         PRINCIPAL OVERSEAS OFFICES, AFFILIATES & SUBSIDIARIES

         Aqua Cool Pure Bottled Water
         London England

         Eau et Industrie
         Paris, France

         Elite Chemicals Pty. Ltd.
         Brisbane, Qld. Australia

         Global Water Services, S.A.
         Panama City, Panama

         Ionics Asia-Pacific Pte. Ltd.
         Singapore

         Ionics (Bermuda) Ltd.
         Hamilton, Bermuda

         Ionics Iberica, S.A.
         Grand Canary, Spain

         Ionics, Incorporated
         Hong Kong

         Ionics Italba, S.p.A.
         Milan, Italy

         Ionics Korea, Inc.
         Seoul, Korea

         Ionics (UK) Ltd.
         London, England

         Ionics Watertec Pty. Ltd.
         Brisbane, Qld. Australia

         Enersave Engineering Systems  Sdn. Bhd.
         Kuala Lumpur, Malaysia

         /211

         Yuasa-Ionics Co., Ltd.
         Tokyo, Japan



         INVESTOR INFORMATION

         The Annual Meeting of Ionics' shareholders will be held Thursday, May 7, 1998 at 2:00 P.M. at BankBoston, 100 Federal Street, Boston, Massachusetts.

         Ionics' common stock is traded on the New York Stock Exchange under the symbol ION. As of March 20, 1998 there were approximately 1,700 shareholders of record. No cash dividends were paid in either 1997 or 1996 pursuant to Ionics' current policy to retain earnings for use in its business.

         For information or assistance regarding individual stock records, transactions or certificates, please call the Transfer Agent's Telephone Response Center: 1-800-426-5523 between 9 A.M. and 5 P.M.

         Ionics' Annual Report on Form 10-K and other corporate information may be obtained on Ionics' home page on the Worldwide Web at http://www.ionics.com


         A copy of Ionics' Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, will be sent to any shareholder upon request directed to Investor Relations, Ionics, Incorporated, P.O. Box 9131, Watertown, Massachusetts 02272-9131, or by calling (617) 926-2510 ext. 874.


         TRANSFER AGENT & REGISTRAR

         State Street Bank and Trust Company
         Boston, Massachusetts


         AUDITORS

         Coopers & Lybrand L. L. P.
         Boston, Massachusetts


         The Ionics Toolbox and Ionics Total Water Management are registered service marks; Covering the Waterfront, The Ionics Brand and Ionics Diamond Service are unregistered service marks; Aqua Cool, Cloromat, HYgene, Ionics, Ozgen, and Sievers are registered trademarks; and Ionics EDR 2020 is an unregistered trademark of Ionics, Incorporated.


         /212