Form 10-K405, Exhibit 13
period 1998-12-31
IONICS INC
filed 1999-03-30
CIK 52466

EXHIBIT 13
                           IONICS, INCORPORATED
                     ANNUAL REPORT TO STOCKHOLDERS OF
                       IONICS, INCORPORATED FOR THE
                    FISCAL YEAR ENDED DECEMBER 31, 1998

 (The following sections constitute an Exhibit to Form 10-K: Management's Discussion and Analysis of Results of Operations and Financial Condition;
Report of Independent Accountants; Consolidated Statements of Operations;
    Consolidated Balance Sheets; Consolidated Statements of Cash Flow; Consolidated Statements of Stockholders' Equity; Notes to Consolidated
Financial Statements; Selected Financial Data; Board of Directors; Corporate
  Officers; Principal U.S. Offices, Affiliates & Subsidiaries; Corporate
   Headquarters; Principal Overseas Offices, Affiliates & Subsidiaries;
     Investor Information; Transfer Agent & Registrar; and Auditors).

                   _____________________________________




























/40



                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The results of operations described below refer to the activities of the Company's four business groups which now comprise the reportable segments of the Company. See Note 15 to the financial statements for a more detailed description of the Company's four business group segments.

1998 Compared to 1997

The financial performance of the Company reflected a 0.3% decrease in revenues and a 24.5% decline in net income in 1998. The decline in net income was primarily due to reductions in earnings before interest, taxes and minority interest (EBIT) of 37.4% and 43.4% in the Equipment Business Group and the Ultrapure Water Group, respectively. These reductions were primarily due to tightness in the capital equipment markets, particularly in the demand for ultrapure water equipment by the microelectronics industry. Partially mitigating these declines were increases in EBIT of 18.3% and 17.0% in the Instrument Business Group and the Consumer Water Group, respectively. The Instrument Business Group benefited from increased instrument sales, with the strongest demand coming from the pharmaceutical industry. The increased earnings of the Consumer Water Group were largely driven by the continuing strength of the Company's home and office bottled water business.

Total revenues were $351.3 million in 1998, compared with $352.5 million in 1997. Revenues were higher in the Consumer Water Group, the Instrument Business Group and the Ultrapure Water Group while revenues declined in the Equipment Business Group.

The Equipment Business Group's revenues declined by $16.1 million in 1998 as compared to 1997 because of reduced capital equipment sales; the expiration of the Santa Barbara water supply contract in early 1997; the sale of bleach manufacturing equipment in the U.K. in the fourth quarter of 1997; and the consolidation of the Company's food processing business in early 1998.

The Ultrapure Water Group's revenues increased by 2.5% in 1998. The businesses in the Ultrapure Water Group primarily serve the microelectronics industry, and, to a lesser extent, the power and pharmaceutical industries. Revenues in 1998 from the microelectronics industry were down significantly from 1997 revenues, primarily due to a slowdown in capital spending by that industry. This decline was offset by additional revenues in 1998 resulting from the acquisition of a majority interest in Enersave Engineering Systems Sdn Bhd, a Malaysian corporation (now Ionics Enersave), in the third quarter of 1997. The decline in profits relating to the reduction of revenues from the microelectronics industry was greater than the profits contributed by Ionics Enersave.

The revenues of the Instrument Business Group increased by 17.5% in 1998 compared to 1997, largely driven by the pharmaceutical industry's increased purchases of the Company's instruments for measuring total organic carbon
(TOC) levels as a standard for measuring water purity under the United States Pharmacopoeial Convention's USP 23, adopted in 1998.
/41



The 10.7% increase in revenues in 1998 compared to 1997 of the Consumer Water Group was due to growth in the Company's bottled water business. The bottled water business expanded its customer base in both the United States and the United Kingdom, while also pursuing product line expansions and realizing a higher average price per bottle for its primary product.

1997 Compared to 1996

The Company's revenues totaled $352.5 million in 1997, up from $326.7 million in 1996. Revenues were higher in all four business groups with the largest growth occurring in the Ultrapure Water Group.

The Equipment Business Group had a slight increase in revenues in 1997 from 1996. Overall, capital equipment sales for this Group were up in 1997, driven by strength in demand for desalination equipment which more than offset reduced revenues from wastewater equipment sales. This Group's revenues from supply contracts were down in 1997, primarily as a result of the City of Santa Barbara's buy-out of the desalination plant constructed and maintained by the Company.

Sales for the Ultrapure Water Group increased 14.5% in 1997 compared to 1996 as a result of the Company's acquisition in September 1997 of Ionics Enersave and from revenue recognized on ultrapure water contracts booked in late 1996 and early 1997.

Revenues for the Instrument Business Group and the Consumer Water Group increased 18.8% and 10.4%, respectively, in 1997 compared to 1996. Instrument Business Group sales were up primarily due to sales to the pharmaceutical industry, while Consumer Water Group sales grew as a result of strong performance by the bottled water business. The bottled water business was particularly strong in the U.K., where the Company benefited from its market leadership position and warm summer temperatures.

Cost of Sales and Operating Expense Comparisons

Cost of sales as a percentage of revenues was 67.4%, 67.2% and 67.3% in 1998, 1997 and 1996, respectively.

Cost of sales as a percentage of revenues decreased during 1998 compared to 1997 for the Equipment Business Group and Consumer Water Group and increased for the Ultrapure Water Group and Instrument Business Group. The decrease in the Equipment Business Group primarily reflected an improvement in its product mix. The Consumer Water Group decrease reflected an overall improvement in prices in the home water business. The increase in the Ultrapure Water Group resulted from the continued competitive environment in the microelectronics industry for ultrapure water capital equipment. The Instrument Business Group increase reflected increased spending associated with manufacturing and service department operations.

Cost of sales as a percentage of revenues increased during 1997 compared to 1996 for the Equipment Business Group and decreased for the Ultrapure Water Group, the Instrument Business Group, and the Consumer Water Group. The /42



increase in the Equipment Business Group primarily reflected more competitive market conditions in the equipment and supply businesses. The decrease in the Ultrapure Water Group primarily reflected a more favorable mix of ultrapure water supply contracts. The decrease in the Instrument Business Group reflected lower material costs due to a change in the mix of instruments sold. The decrease in the Consumer Water Group reflected modest bottled water price increases and the improved absorption of fixed overhead costs resulting from continued expansion of the bottled water consumer base.

Operating expenses as a percentage of revenues were 23.6% in 1998, an increase from 20.7% in 1997 and 20.9% in 1996. The increase in operating expenses as a percentage of revenues in 1998 compared to 1997 was primarily due to a decrease in Equipment Business Group revenues which historically have disproportionately lower selling expenses as a percentage of such revenues than do revenues from some of the other business groups. Additionally, the Company experienced revenue growth in the Instrument Business Group and Consumer Water Group which historically have disproportionately higher selling costs as a percentage of revenues than do some of the other business groups. Operating expenses also increased in 1998 due to expenses associated with the Company's Y2K program, increased legal expenses, and expanded marketing initiatives, as well as the Company's continued commitment to investment in its research and development programs. Operating expenses as a percentage of revenues in 1997 of 20.7% were substantially consistent with the 20.9% experienced in 1996.

Interest and Taxes

Interest income was $1.1 million, $1.2 million and $1.4 million in 1998, 1997 and 1996, respectively. Interest expense was $0.3 million, $0.9 million and $0.9 million in 1998, 1997 and 1996, respectively.

The Company's effective tax rate was 32.5% in 1998, 33.0% in 1997 and 33.0% in 1996. The reduction of the rate in 1998 compared to 1997 was due to the Company's foreign sales corporation providing a proportionately larger benefit than in prior years. While the effective tax rate for 1997 was unchanged from 1996, the underlying changes in 1997 reflected improvement in the mix of earnings and tax rates among the different tax jurisdictions, and a lower state tax rate, resulting from a change in the composition of domestic income by state. These reductions were offset by the loss of benefit from tax-exempt interest and a smaller benefit from the Company's foreign sales corporation.

Net income decreased 24.5% to $21.4 million in 1998 compared to $28.3 million in 1997. Net income in 1997 was 6.9% higher than 1996 net income of $26.5 million.

FINANCIAL CONDITION

At December 31, 1998, the Company had total assets of $452.1 million compared to total assets of $406.7 million at December 31, 1997 and $378.6 million at December 31, 1996. The increase in 1998 reflected an increase in /43 property, plant and equipment which included expansion of the Company's bottled water operations, manufacturing and "own and operate" facilities. The increase in 1997 reflected an increase in total cash and cash equivalents and in other assets, primarily reflecting goodwill arising from the acquisitions of a majority interest in Ionics Enersave and the business of Watertec Engineering Pty. Ltd. and related companies in Australia (now Ionics Watertec). In addition, during both 1998 and 1997, accounts receivable increased, reflecting higher revenues from capital equipment projects in the latter parts of those years.

Working capital in 1998 increased by $1.3 million over 1997, and the Company's current ratio decreased to 2.2 from 2.5 in 1997. Capital expenditures totaled $42.2 million, $33.5 million, and $46.9 million in 1998, 1997 and 1996, respectively. In 1997, the Company spent approximately $11.0 million to acquire Ionics Watertec and a majority interest in Ionics Enersave. Funds for these expenditures were provided in each year by cash from operations, issuance of current debt and proceeds from stock option exercises. In 1997, funds were also provided through the sale of certain fixed assets, including bleach manufacturing equipment in the U.K.

Net cash provided by operating activities decreased by $1.9 million in 1998 compared to 1997, due primarily to lower net income and an increase in accounts receivable partially offset by an increase in accounts payable. Net cash provided by operating activities increased by $6.3 million in 1997 over 1996, due primarily to higher net income and depreciation, a smaller increase in accounts receivable and inventories, and a smaller decrease in accounts payable and accrued expenses.

Net cash used by investing activities increased by $5.8 million in 1998 over 1997 after having decreased by $11.6 million in 1997 from 1996.

In 1998, net cash used by financing activities totaled $2.8 million, a change of $4.1 million from the $1.4 million that was provided by financing activities in 1997. In 1997, net cash provided by financing activities decreased by $6.0 million as compared to 1996. The change in both 1998 and 1997 was primarily due to a reduction in cash obtained from short-term borrowings.

Significant expenditures in 1999 are anticipated to include investments in additional "own and operate" facilities and in the continued expansion of bottled water operations.

The Company maintains several lines of credit, including domestic lines totaling $35 million, which are available to meet working capital needs. In addition, the Company has several facilities to accommodate its foreign trade and exchange requirements. The Company believes that its cash of $28.8 million at the beginning of 1999, cash from operations, lines of credit and foreign exchange facilities are adequate to meet its currently anticipated needs.
/44



Inflationary increases in material and labor costs remained moderate during the last three years. The Company has worked to offset such cost increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.

YEAR 2000 READINESS DISCLOSURE AND RELATED INFORMATION

The Company's State of Readiness
The Company has undertaken a program to assure that its computer software and systems (including information technology (IT) and manufacturing systems), facilities and products will be able to distinguish 21st century dates from 20th century dates (so-called "Year 2000 (Y2K) Compliance or Compliant"). The Company's program is divided into the following three phases:

Phase One - Inventory and Planning
The Company completed this phase in July 1998. In this phase, the Company inventoried all hardware and software that potentially is susceptible to Y2K problems, prepared plans for assessing compliance and completing remediation, and prepared vendor compliance letters.

Phase Two - Assessment
In this phase, the Company is assessing which of its systems and products are Y2K Compliant. The Company has requested compliance statements from hardware and software vendors, supply manufacturers and service trading partners and has received responses from many vendors and has not discovered any significant compliance problems. This phase also includes the planning for remediation of non-compliant systems. The Company anticipates the completion of this phase by the end of the first quarter of 1999.

Phase Three - Remediation and Testing
In this phase, the Company will deploy plans for elimination, upgrade, replacement or modification of non-compliant systems and products and test compliance. The Company has scheduled completion of this phase by the third quarter of 1999.

The Company's core operating (IT and manufacturing) system for its headquarters operations is not yet Y2K Compliant. The Company is currently pursuing a remediation plan for this system, has made significant progress, and expects to have it completed by mid-1999. The Company's bottled water accounting system in the United States is not yet fully Y2K Compliant. The Company has purchased a new integrated distribution and accounting system, which management believes will significantly enhance its bottled water operations. This new system is Y2K Compliant and implementation is scheduled for completion by the third quarter of 1999. Individual bottled water business locations are running this new system as it is implemented, which the Company believes may reduce the risks associated with potential Y2K non-compliance should implementation not be fully completed by the end of 1999.
/45



The Company's other IT systems are not uniform across all operations and locations. The systems for all non-headquarters operations have been reviewed. The Company is currently implementing new Y2K Compliant IT systems at two major locations in the U.S. Completion of implementation of these systems is expected by mid-1999. The Company has either completed remediation or implemented new IT systems which are Y2K Compliant at its other significant non-headquarters operations.

Remediation or replacement of IT systems at other locations is under way and is expected to be completed by mid-1999. The Company believes that failure of these systems to become Y2K Compliant would be unlikely to have a material impact on the Company due to the relatively small size of these operations and the opportunity to perform relevant tasks manually.

The Company's assessment plan includes assessment of Y2K Compliance of non-information technology (non-IT) components including the Company's membrane-related equipment, "own and operate" equipment, other products, manufacturing equipment and facilities. Substantial progress has been made in these areas and completion of such assessment is expected in the first quarter of 1999.

The Company is obtaining compliance statements from vendors of both IT and non-IT systems and is revising its vendors' status on an on-going basis based upon information it is receiving. The Company is working with its most important vendors to resolve remediation and compliance problems as they are identified.

Costs to Address Y2K Issues
The Company's assessment and remediation of Y2K Compliance issues is anticipated to cost approximately $1.5 million, excluding the cost of new systems implementation. Expenses to date of approximately $750,000 are consistent with such expectations. The Company does not currently expect that actual Y2K expenses finally incurred will materially exceed its estimate.

Risk of the Company's Y2K Issues
If the Company fails to achieve Y2K Compliance in all its systems, the Company could lose the ability to process certain of its customers' orders, manufacture products or provide services to customers until compliance is achieved or a means to work around the failure is implemented. However, most of the Company's businesses process a small number of relatively large transactions, mitigating the short-term dependence on information systems. Also, because the Company's systems are not uniform across the Company, it is anticipated that any failure would not be system-wide. Furthermore, a failure to fill an order may not necessarily result in complete loss of the order. Some orders could be filled through alternative methods within a relatively short period. Nevertheless, any disruption in order fulfillment, manufacturing or the provision of services to customers could result in some loss of revenue or claims against the Company. Moreover, there is uncertainty as to whether the Company may experience any disruption in these areas as a result of uncertainty concerning the Y2K readiness of third-party vendors. If disruption in any of these areas resulting from Y2K non-compliance is greater than anticipated, the loss of revenue could be material.
/46



Contingency Plans
The Company plans to complete contingency plans by mid-1999 to deal with possible failures in systems which it determines may not achieve Y2K Compliance on a timely basis.

FORWARD-LOOKING INFORMATION

Derivative Instruments
The Company had $318,000 of foreign exchange contracts outstanding at December 31, 1998. These contracts are immaterial to the Company and as they were used to hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transactions. The Company has no other derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 119. The Company holds no investment securities which would require disclosure of market risk.

Market Risk
The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments. At December 31, 1998, the Company had $6.9 million of short-term debt and $1.5 million of long-term debt outstanding. The short-term debt was issued under various working capital lines and due to its short-term maturities, a hypothetical 10% decrease in the Company's weighted average short-term borrowing rate at December 31, 1998 would not have materially affected the year-end carrying value of the debt. The Company's exposure to currency exchange rate fluctuations has been and is expected to remain modest due to the fact that the operations of its international subsidiaries are primarily conducted in their respective local currencies.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1996 The Company's future results of operations and certain statements contained in this report, including, without limitation, "Management's Discussion and Analysis of Results of Operations and Financial Condition," constitute forward-looking statements. Such statements are based on management's current views and assumptions and involve risks, uncertainties and other factors that could cause actual results to differ materially from management's current expectations. Among these factors are business conditions and the general economy; competitive factors, such as acceptance of new products and price pressures; risk of nonpayment of accounts receivable; risks associated with foreign operations; the ability of the Company to achieve Y2K Compliance in accordance with its current program including the ability of the Company to ascertain and plan for compliance issues of third-party vendors; risks involved in litigation; regulations and laws affecting business in each of the Company's markets; market risk factors, as described above under "Derivative Instruments" and "Market Risk;" and other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission.
/47



Report of Independent Accountants

To the Board of Directors and Stockholders of Ionics, Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of stockholders' equity, and consolidated statements of cash flows, present fairly, in all material respects, the financial position of Ionics, Incorporated (the "Company") at December 31, 1998 and December 31, 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
February 19, 1999


























/48


Consolidated Statements of Operations
_____________________________________
For the years ended December 31
_______________________________


Amounts in Thousands, Except Per Share Amounts                 1998          1997          1996
                                                               ____          ____          ____
Revenues:
    Equipment Business Group                               $129,751      $145,844      $144,652
    Ultrapure Water Group                                   111,349       108,601        94,846
    Consumer Water Group                                     80,884        73,046        66,144
    Instrument Business Group                                29,342        24,978        21,020
                                                           ________      ________      ________

                                                            351,326       352,469       326,662
                                                           ________      ________      ________
Costs and expenses:
    Cost of sales of Equipment Business Group                92,826       104,638       100,889
    Cost of sales of Ultrapure Water Group                   87,039        80,964        71,981
    Cost of sales of Consumer Water Group                    45,261        41,510        37,956
    Cost of sales of Instrument Business Group               11,716         9,908         9,022
    Research and development                                  6,635         5,410         5,108
    Selling, general and administrative                      76,299        67,593        63,118
                                                           ________      ________      ________
                                                            319,776       310,023       288,074
                                                           ________      ________      ________

Income from operations                                       31,550        42,446        38,588
Interest income                                               1,058         1,197         1,396
Interest expense                                               (331)         (947)         (869)
Equity income                                                   606           526           441
                                                           ________      ________      ________

Income before income taxes and minority interest             32,883        43,222        39,556
Provision for income taxes                                   10,680        14,280        13,053
                                                           ________      ________      ________

Income before minority interest                              22,203        28,942        26,503
Minority interest expense                                       817           613             -
                                                           ________      ________      ________
Net income                                                 $ 21,386      $ 28,329      $ 26,503
                                                           ========      ========      ========

Earnings per basic share                                   $   1.33      $   1.78      $   1.71
                                                           ========      ========      ========

Earnings per diluted share                                 $   1.31      $   1.73      $   1.65
                                                           ========      ========      ========
Shares used in basic earnings per share calculations         16,077        15,936        15,542
Shares used in diluted earnings per share calculations       16,357        16,409        16,106

The accompanying notes are an integral part of these financial statements.

/49


                                                                                                      Consolidated Balance Sheets
                                                                                                      ___________________________
December 31
___________
Dollars in Thousands, Except Share Amounts                                                               1998           1997
__________________________________________                                                               ____           ____
Assets
Current assets:
    Cash and cash equivalents                                                                         $ 28,770      $ 25,787
    Short-term investments                                                                                 359           107
    Notes receivable, current                                                                            4,144         3,856
    Accounts receivable                                                                                111,844        98,275
    Receivables from affiliated companies                                                                2,329         2,624
    Inventories                                                                                         31,549        28,910
    Other current assets                                                                                 8,098         6,291
                                                                                                      ________      ________
         Total current assets                                                                          187,093       165,850

Notes receivable, long-term                                                                              8,824         8,349
Investments in affiliated companies                                                                      7,057         3,983
Property, plant and equipment, net                                                                     195,683       179,957
Other assets                                                                                            53,466        48,597
                                                                                                      ________      ________
         Total assets                                                                                 $452,123      $406,736
                                                                                                      ========      ========


Liabilities and Stockholders' Equity
Current liabilities:
    Notes payable and current portion of long-term debt                                               $  6,873      $ 12,084
    Accounts payable                                                                                    37,361        27,099
    Other current liabilities                                                                           38,052        26,227
    Taxes on income                                                                                      3,648           602
                                                                                                      ________      ________
         Total current liabilities                                                                      85,934        66,012


Long-term debt and notes payable                                                                         1,519           804
Deferred income taxes                                                                                   17,036        17,783
Other liabilities                                                                                        2,036         2,478
Commitments                                                                                                  -             -
Stockholders' equity:
    Common stock, par value $1, authorized shares: 55,000,000 in 1998 and 30,000,000 in 1997;
     issued and outstanding: 16,116,649 in 1998 and 16,001,285 in 1997                                  16,117        16,001
    Additional paid-in capital                                                                         157,571       154,479
    Retained earnings                                                                                  179,943       158,557
    Accumulated other comprehensive income                                                              (7,889)       (9,126)
    Unearned compensation                                                                                 (144)         (252)
                                                                                                      ________      ________
         Total stockholders' equity                                                                    345,598       319,659
                                                                                                      ________      ________
         Total liabilities and stockholders' equity                                                   $452,123      $406,736
                                                                                                      ========      ========
The accompanying notes are an integral part of these financial statements.

/50


Consolidated Statements of Cash Flows
_____________________________________
For the years ended December 31
Dollars in Thousands                                                                         1998         1997          1996
                                                                                         ________     ________      ________
Operating activities:
    Net income                                                                           $ 21,386     $ 28,329      $ 26,503
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                     27,214       27,047        26,162
         Provision for losses on accounts and notes receivable                              1,319        1,408         1,011
         Deferred income tax provision                                                      2,478        5,571         4,085
         Compensation expense on restricted stock awards                                      108          108           108
         Changes in assets and liabilities, net of effects of businesses acquired:
         Notes receivable                                                                    (168)      (2,264)       (1,557)
         Accounts receivable                                                              (14,695)      (7,865)      (10,863)
         Inventories                                                                       (2,773)      (2,395)       (3,259)
         Other current assets                                                              (1,461)       2,594           449
         Investments in affiliates                                                         (2,815)      (1,106)          758
         Accounts payable and accrued expenses                                             20,267       (5,219)       (7,011)
         Income taxes                                                                        (218)       2,470         4,678
         Other                                                                             (4,851)        (988)          296
                                                                                         ________     ________      ________
           Net cash provided by operating activities                                       45,791       47,690        41,360
                                                                                         ________     ________      ________

Investing activities:
    Additions to property, plant and equipment                                            (42,196)     (33,510)      (46,890)
    Disposals of property, plant and equipment                                              1,882       10,114           887
    Sale and maturity of short-term investments                                               137            -             -
    Acquisitions, net of cash acquired                                                          -      (11,016)            -
                                                                                         ________     ________      ________
           Net cash used by investing activities                                          (40,177)     (34,412)      (46,003)
                                                                                         ________     ________      ________

Financing activities:
    Principal payments on current debt                                                    (15,339)     (17,077)      (22,259)
    Proceeds from issuance of current debt                                                  9,716       14,937        27,149
    Principal payments on long-term debt                                                       (8)         (31)       (3,236)
    Proceeds from issuance of long-term debt                                                  419          363             -
    Proceeds from stock option plans                                                        2,447        3,188         5,731
                                                                                         ________     ________      ________
           Net cash (used)/ provided by financing activities                               (2,765)       1,380         7,385
                                                                                         ________     ________      ________
Effect of exchange rate changes on cash                                                       134       (1,140)           48
                                                                                         ________     ________      ________
Net change in cash and cash equivalents                                                     2,983       13,518         2,790
Cash and cash equivalents at end of prior year                                             25,787       12,269         9,479
                                                                                         ________     ________      ________
Cash and cash equivalents at end of current year                                         $ 28,770     $ 25,787      $ 12,269
                                                                                         ========     ========      ========

The accompanying notes are an integral part of these financial statements.

/51


                                                                                  Consolidated Statements of Stockholders' Equity
                                                                                  _______________________________________________
                                                                                             Accumulated
                                                      Common Stock     Additional               Other                    Total
                                                               Par       Paid-in  Retained  Comprehensive   Unearned   Stockholders'
Dollars in Thousands                                Shares     Value     Capital  Earnings      Income    Compensation    Equity
                                                    ______     _____   __________ ________  _____________ ____________ ____________
Balance December 31, 1995                           14,801,230 $14,801  $137,587  $104,795    $(3,671)      $(468)     $253,044
Restatement for poolings                               554,544     555      (460)   (1,070)         -           -          (975)
                                                    __________ _______  ________  ________    _______       _____      ________
Balance January 1, 1996                             15,355,774  15,356   137,127   103,725     (3,671)       (468)      252,069

Comprehensive income:
    Net income                                               -       -         -    26,503         -            -        26,503
    Translation adjustments, net of tax of $(93)             -       -         -         -       860            -           860
                                                                                                                       ________
Total comprehensive income                                                                                               27,363
                                                                                                                       ________

Stock options exercised                                406,956     407      5,324        -         -            -         5,731
Tax benefit of stock option activity                         -       -      4,390        -         -            -         4,390
Issuance for acquisitions                               60,475      60      2,496        -         -            -         2,556
Amortization of unearned compensation                        -       -          -        -         -          108           108
                                                    __________ _______   ________ ________   _______        _____      ________
Balance December 31, 1996                           15,823,205  15,823    149,337  130,228    (2,811)        (360)      292,217

Comprehensive income:
    Net income                                               -       -          -   28,329         -            -        28,329
    Translation adjustments, net of tax of $2,690            -       -          -        -    (6,315)           -        (6,315)
                                                                                                                       ________
Total comprehensive income                                                                                               22,014
                                                                                                                       ________

Stock options exercised                                163,214     163      3,025        -         -            -         3,188
Tax benefit of stock option activity                         -       -      1,421        -         -            -         1,421
Other activity                                          14,866      15        696        -         -            -           711
Amortization of unearned compensation                        -       -          -        -         -          108           108
                                                    __________ _______   ________ ________   _______        _____      ________
Balance December 31, 1997                           16,001,285  16,001    154,479  158,557    (9,126)        (252)      319,659

Comprehensive income:
    Net income                                              -        -          -   21,386         -            -        21,386
    Translation adjustments, net of tax of $(619)           -        -          -        -     1,237            -         1,237
                                                                                                                       ________
Total comprehensive income                                                                                               22,623
                                                                                                                       ________

Stock options exercised                                115,364     116      2,331        -         -            -         2,447
Tax benefit of stock option activity                         -       -        761        -         -            -           761
Amortization of unearned compensation                        -       -          -        -         -          108           108
                                                    __________ _______   ________ ________   _______        _____      ________

Balance December 31, 1998                           16,116,649 $16,117   $157,571 $179,943   $(7,889)       $(144)     $345,598
                                                    ========== =======   ======== ========   =======        =====      ========
The accompanying notes are an integral part of these financial statements.

/52


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

Basis of Presentation
Certain prior year amounts have been reclassified to conform to the current year presentation with no impact on net income.

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

Revenue Recognition
Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,470,000, $1,380,000 and $1,181,000 in 1998, 1997 and 1996, respectively, is included in revenues.

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

Investments
Management determines the appropriate classification of its investment in debt securities at the time of purchase. Debt securities which the Company has the ability and positive intent to hold to maturity are classified accordingly and carried at cost. All other investments are classified as available for sale and carried at fair value with unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company is not involved in activities classified as the trading of investments.
/53



Notes Receivable
Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $363,000 and $462,000 at December 31, 1998 and 1997, respectively.

Inventories
Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis.

Property, Plant and Equipment
Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $616,000, $238,000 and $1,169,000 in 1998, 1997 and 1996, respectively.
In general, depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:

         Classification                                        Depreciation Lives
         ______________                                        __________________
         Buildings and improvements                                 10 - 40 years
         Machinery and equipment, including supply equipment         3 - 25 years
         Other                                                       3 - 12 years

In certain situations the units of production method is utilized in order to achieve a more appropriate matching of revenues and expenses.

The Company's policy is to depreciate processing plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding supply contracts.

Asset Impairment
Impairment losses resulting from an excess of carrying value of long-term assets over their fair values are recognized as such losses are identified.

Goodwill
Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis over its estimated useful life, which generally is a period ranging from 10 to 40 years. The Company continually evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance.

Foreign Exchange
Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.
/54



Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction (losses)/gains included in income before income taxes and minority interest totaled $(28,000), $100,000 and $548,000 for 1998, 1997 and 1996, respectively.

Income Taxes
Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted rates in effect for the year in which the differences are expected to reverse.

Earnings Per Share
Basic earnings per share is computed based on the weighted-average number of shares outstanding. Diluted earnings per share is computed based on the weighted-average number of common shares outstanding while giving effect to all potentially dilutive common shares that were outstanding during the period.

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

Comprehensive Income
In 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards, for disclosure purposes only, for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

Segment Information
In 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach utilizes the Company's internal management and reporting structure as the basis for determining the Company's reportable segments.

Pensions and Other Post-Retirement Benefits
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures About Pensions and Other Post-Retirement Benefits," in 1998. SFAS No. 132 is for disclosure purposes only and does not change benefit plan accounting. It standardizes the disclosure requirements for pensions and post-retirement benefits to the extent practicable and requires additional information on changes in benefit obligations and the fair value of plan assets.
/55



Derivative Instruments and Hedging Activities
In 1998, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 standardizes accounting for derivative instruments and for hedging activities. This Statement is effective for fiscal years beginning after June 15, 1999. The Company intends to adopt this Statement for interim periods beginning in the first quarter of 2000. This Statement should not have a material effect on the Company's financial statements.

Note 2. Consolidated Balance
         Sheet Details

Dollars in Thousands                         1998        1997
                                             ____        ____
Raw materials                          $   19,164   $  17,183
Work in process                             8,523       8,773
Finished goods                              3,862       2,954
                                       __________   _________
Inventories                            $   31,549   $  28,910
                                       ==========   =========

Land                                   $    8,194   $   6,767
Buildings                                  41,594      34,239
Machinery and equipment                   259,885     236,526
Other, including furniture,
  fixtures and vehicles                    44,267      41,397
                                       __________   _________
                                          353,940     318,929
Accumulated depreciation                 (158,257)   (138,972)
                                       __________   _________
Property, plant and equipment, net     $  195,683   $ 179,957
                                       ==========   =========

Goodwill                               $   53,377   $  46,565
Accumulated amortization                   (6,831)     (5,136)
Other                                       6,920       7,168
                                       __________   _________
Other assets                           $   53,466   $  48,597
                                       ==========   =========

Customer deposits                      $    3,965   $   3,685
Accrued commissions                         2,203       2,370
Accrued expenses                           31,884      20,172
                                       __________   _________
Other current liabilities              $   38,052   $  26,227
                                       ==========   =========

/56


Note 3.  Supplemental Schedule of
         Cash and Non-Cash Flow Information
Dollars in Thousands                                    1998       1997         1996
                                                        ____       ____         ____
Cash payments for interest
  and income taxes:
  Interest                                          $    685   $    634     $  1,338
  Taxes                                             $  8,481   $  2,860     $  4,264
Liabilities assumed in
  conjunction with acquisitions:
  Fair value of assets purchased                    $      -   $ 19,352     $  8,452
  Book value of assets pooled                              -          -        8,592
  Retained deficit pooled                                  -          -        1,070
  Net cash (paid)/received                                 -    (11,016)          89
  Value of common stock issued                             -          -       (2,530)
                                                    ________   ________     ________
Liabilities assumed                                 $      -   $  8,336     $ 15,673
                                                    ========   ========     ========

Note 4.  Accounts Receivable
Dollars in Thousands                                   1998        1997
                                                    _______     _______
Billed receivables                                 $ 74,059     $69,157
Unbilled receivables                                 40,313      30,945
Allowance for doubtful accounts                      (2,528)     (1,827)
                                                   ________     _______
Accounts receivable                                $111,844     $98,275
                                                   ========     =======

Unbilled receivables represent the excess of revenues recognized on percentage completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones.
Substantially all of the unbilled amounts at December 31, 1998 are expected to be billed during 1999.

Billed receivables include retainage amounts of $3,654,000 and $4,233,000 at December 31, 1998 and 1997, respectively. Substantially all of the retainage amounts are collectible within one year.

Note 5.  Investments in
         Affiliated Companies

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled or treated water and the sale of equipment and replacement parts.
/57



                                                             Ownership
Affiliate                                                    Percentage
_________                                                    __________
Agrinord S.r.l. - Italy                                         50%
Aguas Tratadas de Cadereyta S.A. de C.V. - Mexico               20%
Aguas Tratadas de Madero, S.A. de C.V. - Mexico                 20%
Aqua Cool Kuwait - Kuwait                                       49%
Aqua Cool Saudi Arabia - Saudi Arabia                           40%
Aqua Design Ltd. - Cayman Islands                               39%
Jalal-Ionics, Ltd. - Bahrain                                    40%
Watlington Waterworks, Ltd. - Bermuda                           20%
Yuasa-Ionics Co., Ltd. - Japan                                  50%

The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

Activity in investments in affiliated companies:
Dollars in Thousands                                   1998        1997           1996
                                                    _______     _______       ________
Investments at end
  of prior year                                      $3,983      $2,908        $ 4,874
Equity in earnings                                      606         526            441
Distributions received                                 (396)       (575)        (1,254)
Cumulative translation
  adjustments                                           172          (7)             -
Reclassification of Watlington
 Waterworks from/(to) other
 assets resulting from change in
 ownership interest                                   1,208           -         (1,208)
Additional investments                                1,484       1,131             55
                                                     ______      ______        _______
Investments at end of
 current year                                        $7,057      $3,983        $ 2,908
                                                     ======      ======        =======

At December 31, 1998, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $10,133,000 and $3,076,000, respectively. The Company's equity in the 1998 total revenues of these affiliates was $5,570,000.

Note 6.  Contingent Liabilities

The Company is involved in the normal course of its business in various litigation matters, some of which are in the early stages of pre-trial discovery. The Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

The Company was notified in 1992 that it is a potentially responsible party
(PRP) at a Superfund site, Solvent Recovery Services of New England in Southington, Connecticut (the "SRS Site"). Ionics' share of assessments to date for site work totals approximately $60,000. The ultimate site clean-up cost is currently not expected to exceed $59 million, of which the /58



Company's share would not exceed $308,000 including the amounts already assessed against the Company. While it is too soon to predict the scope and cost of the final remedy that the EPA will select, based upon the large number of PRPs identified, the Company's small volumetric ranking (approximately 0.5%) and the identities of the larger PRPs, the Company believes that its liability in this matter will not have a material effect on the Company or its financial position.

The Attorney General of the Commonwealth of Massachusetts is conducting an investigation into certain former operations of a division of the Company during portions of the years 1991 through 1995. The Company is cooperating with this investigation of possible violations of environmental statutes and regulations that relate to one facility that ceased operations in 1995. The Company cannot predict the outcome of this matter, but it may result in administrative, civil or criminal charges and/or monetary payments.

On March 27, 1998, the Company was served with a summons and complaint in connection with a lawsuit now captioned United States Filter Corporation, U.S. Filter/Ionpure, Inc., IP Holding Company, Millipore Corporation and Millipore Investment Holdings Limited v. Ionics, Incorporated, filed in the U.S. District Court, District of Massachusetts (Boston). Plaintiffs allege that the Company is infringing a certain reissue patent, which issued on March 10, 1998, by making, selling, offering to sell and using the Company's electrodeionization (EDI) systems within the United States. The Company was recently notified that plaintiffs are seeking to add to their complaint claims of infringement of certain earlier-issued patents. The Company, which pioneered the development of the EDI process over 30 years ago and holds a number of patents related to EDI technology, believes that it has valid defenses to the plaintiffs' infringement claims and intends vigorously to defend itself in this litigation, which is in the early discovery stages.

Note 7.   Long-Term Debt
          and Notes Payable
Dollars in Thousands                                    1998        1997
                                                      ______     _______
Borrowings outstanding                                $8,392     $12,888
Less installments due within one year                  6,873      12,084
                                                      ______     _______
Long-term debt and notes payable                      $1,519     $   804
                                                      ======     =======

Maturities of borrowings outstanding for the five years ending December 31, 1999 through 2003 are approximately $6,873,000, $659,000, $149,000,
$125,000 and $98,000, respectively.

The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate (7.75% at December 31, 1998), the money market rate (5.5% at December 31, 1998) or the London Interbank Offered Rate plus 1/2% (5.56% at December 31, 1998), at the Company's option. The Company had no outstanding borrowings against these lines of credit at December 31, 1998 and 1997.

Included in the credit lines is a $25 million credit line with a commercial bank which includes a commitment fee of 1/8 of 1% per annum on the unused average daily amount.
/59



The Company utilizes other short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth. The weighted-average interest rate on these borrowings at December 31, 1998 and 1997 was approximately 10% and 8%, respectively.

Note 8.  Income Taxes

The components of domestic and foreign income before income taxes and minority interest were as follows:

Dollars in Thousands                                   1998        1997          1996
                                                    _______     _______       _______
U.S.                                                $21,468     $27,450       $29,017
Non-U.S.                                             11,415      15,772        10,539
                                                    _______     _______      ________
Income before income taxes
  and minority interest                             $32,883     $43,222       $39,556
                                                    =======     =======       =======

The provision for income taxes consisted of the following:
Dollars in Thousands                                   1998        1997         1996
                                                    _______     _______      _______
  Federal                                           $ 4,925     $ 5,891      $ 7,919
  Foreign                                             2,386       2,276          793
  State                                                 891         542          256
                                                    _______     _______      _______
Current provision                                     8,202       8,709        8,968
                                                    _______     _______      _______
  Federal                                             2,317       3,599        1,671
  Foreign                                              (116)        996        1,047
  State                                                 277         976        1,367
                                                    _______     _______      _______
Deferred provision                                    2,478       5,571        4,085
                                                    _______     _______      _______
Provision for income taxes                          $10,680     $14,280      $13,053
                                                    =======     =======      =======

/60


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1998, the tax effects of the temporary differences were:

                                                       Deferred   Deferred Tax
Dollars in Thousands                                 Tax Assets    Liabilities
                                                     __________   ____________
Depreciation                                            $     -        $14,683
Goodwill amortization                                         -            673
Inventory valuation                                       1,764              -
Bad debt reserves                                           351              -
Accrued commissions                                         570              -
Profit on sales to foreign subsidiaries                     870              -
Insurance accruals                                          765              -
U.S. tax on unrepatriated earnings                            -          5,252
Alternative minimum tax                                   1,526              -
Foreign withholding taxes on
  undistributed earnings                                      -          2,070
Foreign deferred liabilities, net                             -          3,208
Tax effect of currency translation loss                   3,104              -
Net operating loss carryforwards                          4,845              -
Miscellaneous                                             1,936          1,953
                                                        _______        _______
                                                         15,731         27,839
Valuation allowance for deferred tax assets              (1,800)             -
                                                        _______        _______
Deferred income taxes                                   $13,931        $27,839
                                                        =======        =======

The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                                                             1998        1997         1996
                                                           ______      ______       ______
U.S. Federal statutory rate                                 35.0%       35.0%        35.0%
Foreign Sales Corporation                                   (2.1)       (1.5)        (1.6)
Tax-exempt interest income                                   -           -            (.5)
State income taxes, net of
  federal tax benefit                                        2.3         2.3          2.7
Foreign income taxed at
  different rates                                           (3.0)       (3.3)        (2.0)
Other, net                                                    .3          .5          (.6)
                                                           _____      ______       ______
Effective tax rate                                          32.5%       33.0%        33.0%
                                                           =====      ======       ======

At December 31, 1998, the Company had unused tax loss carryforward benefits of $4,845,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1998 and 1997. The remaining unreserved portion is considered to be realizable. $3,045,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1998.
/61



The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $3,932,000, $2,843,000 and $1,538,000 as of December 31,
1998, 1997 and 1996, respectively.

Note 9.  Stockholders' Equity

During 1996, the Company issued 1,062,277 shares (including shares for Sievers Instruments, Inc.) in conjunction with acquisition-related activity (Note 14).

The Company adopted the disclosure-only provision of SFAS No. 123 "Accounting for Stock-Based Compensation" in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1998, 1997 and 1996: expected volatility of 27.3% in 1998, 23.4% in 1997 and 23.1% in 1996; weighted-average risk-free interest rates of 5.41%, 6.33% and 6.69% in 1998, 1997 and 1996, respectively; and expected lives of five years. No dividends are assumed. The weighted-average fair value of options granted during 1998, 1997 and 1996 was $10.43, $15.88 and $15.17, respectively.

At December 31, 1998, the Company had the stock-based compensation plans described below. The Company applies Accounting Principles Board Opinion 25 in accounting for its plans. Accordingly, any difference between the option price and the fair market value of the stock at the date of grant is charged to operations over the expected period of benefit to the Company. Had compensation cost for the Company's plans been determined based on the fair value of the options at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted. On a pro forma basis, net income as reported for 1998 of $21.4 million would have been $19.3 million, 1997 net income of $28.3 million would have been $26.7 million and 1996 net income of $26.5 million would have been $25.9 million. Diluted earnings per share as reported for 1998 of $1.31 would have been $1.18, 1997 diluted earnings per share of $1.73 would have been $1.63 and 1996 diluted earnings per share of $1.65 would have been $1.61. Basic earnings per share as reported for 1998 of $1.33 would have been $1.20, 1997 basic earnings per share of $1.78 would have been $1.67 and 1996 basic earnings per share of $1.71 would have been $1.66. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future awards, which are anticipated. SFAS No. 123 does not apply to awards prior to 1995.

Under the 1979 Stock Option Plan (the "1979 Plan"), stock options (only non-qualified stock options after February 1989) were granted to officers and other key employees of the Company. Options granted under the 1979 Plan are immediately exercisable, are subject to repurchase rights that lapse over a five-year period, and have a term of ten years and one day. Effective May 8, 1997, the 1979 Plan was replaced by the 1997 Stock Incentive Plan (the "1997 Plan"), and no additional options will be granted under the 1979 Plan. At December 31, 1998 and 1997, respectively, no shares were reserved for issuance of additional options under the 1979 Plan.
/62



Under the 1997 Plan, incentive stock options, non-qualified stock options, and long-term performance awards may be awarded to officers and other key employees as well as to consultants. The 1997 Plan contains an automatic addition provision under which a number of shares equal to two percent (2%) of the Company's outstanding stock will be added to the 1997 Plan at the end of each of the four fiscal year-ends of the Company following adoption of the 1997 Plan, commencing December 31, 1997. At December 31, 1998 and 1997, there were 526,373 and 1,060,276 shares, respectively, reserved for issuance of additional options under the 1997 Plan after giving effect to the automatic addition provision. Options granted under the 1997 Plan vest over a five-year period and have a term of ten years.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options are granted automatically at a price not less than the fair market value of the stock at the date of grant. The options become fully exercisable after a six-month period, are exercisable only during certain "window" periods, and have a term of ten years and one day. As of December 31, 1998 and 1997, 62,500 and 82,500 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five-year vesting period. No shares were issued under the 1994 Plan in 1998, 1997 or 1996. A total of 280,178 shares remain reserved for issuance.

On August 19, 1998, the Company adopted the 1998 Non-Employee Directors' Fee Plan ("Fee Plan"). The Fee Plan permits non-employee directors to elect to receive payment of their annual retainer fee in cash or in common stock. The valuation of the common stock is based on the last reported sales price of the common stock on the New York Stock Exchange on the trading date next preceding the date of the Board meeting at which payment will be made. Annual retainer fees are paid in two equal installments during the year.

A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                                   1998                     1997                   1996
                                   ____________________     ____________________   ____________________
                                              Weighted-                Weighted-              Weighted-
                                                Average                  Average                Average
                                               Exercise                 Exercise               Exercise
Options in Thousands                Options       Price      Options       Price    Options       Price
                                    _______   _________      _______   _________    _______   _________
Outstanding at end of prior year      2,035      $29.31        2,200      $28.39      1,989      $20.30
Granted                                 956       29.81           55       45.99        744       42.51
Exercised                              (115)      21.25         (163)      19.56       (465)      17.15
Canceled                                (80)      33.48          (57)      37.80        (68)      23.06
                                    _______   _________      _______   _________    _______   _________
Outstanding at end of current year    2,796      $29.70        2,035      $29.31      2,200      $28.39

Options exercisable at year-end       1,814                    1,964                  2,137

/63


The following table summarizes the information about stock options outstanding at December 31, 1998:

Options in Thousands                      Options Outstanding                Options Exercisable
                                                Weighted-
                                                 Average      Weighted-                 Weighted-
                                     Number     Remaining      Average       Number      Average
Range of                           Outstanding  Contract      Exercise     Exercisable  Exercise
Exercise Prices                    at 12/31/98    Years         Price      at 12/31/98    Price
                                   ___________  ________      ________     ___________  ________
$ 4.29                                   3        0.6         $ 4.29           3        $ 4.29
 11.88 -   15.25                       132        1.5          12.16         114         12.14
 19.75 -   29.50                     1,932        7.1          25.75         984         22.18
 30.38 -   44.38                       671        7.8          43.09         655         43.11
 45.63 -   48.25                        58        8.0          47.65          58         47.65
________________                     _____        ___         ______       _____        ______
$ 4.29 -  $48.25                     2,796        7.0         $29.70       1,814        $29.89

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares are normally acquired for the plan in the open market. Through December 31, 1998, no shares had been issued under the plan.

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



















/64


Note 10. Earnings Per Share Calculations (EPS)
Dollars in Thousands,
Except Per Share Amounts                 For the Year Ended 1998         For the Year Ended 1997         For the Year Ended 1996
                                      _____________________________   _____________________________   _____________________________
                                          Net             Per Share       Net             Per Share       Net             Per Share
                                       Income   Shares       Amount    Income   Shares       Amount    Income   Shares       Amount
                                      _______   ______    _________   _______   ______    _________   _______   ______    _________
Basic EPS
   Income available to
    common stockholders               $21,386   16,077        $1.33   $28,329   15,936       $1.78    $26,503   15,542        $1.71
   Effect of dilutive stock options         -      280                      -      473                      -      564
                                      _______   ______        _____   _______   ______       _____    _______   ______        _____
Diluted EPS                           $21,386   16,357        $1.31   $28,329   16,409       $1.73    $26,503   16,106        $1.65
                                      =======   ======        =====   =======   ======       =====    =======   ======        =====

The effect of dilutive stock options excludes those stock options for which the impact would have been antidilutive based on the exercise price of the options. The number of options that were antidilutive at December 31, 1998 and 1997 were 729,000 and 743,000, respectively. There were no antidilutive options at December 31, 1996.

Note 11. Operating Leases

The Company leases equipment, primarily for industrial water purification and bottled water coolers, to customers through operating leases. The original cost of this equipment was $102,498,000 and $96,048,000 at December 31, 1998 and 1997, respectively. The accumulated depreciation for such equipment was $42,539,000 and $35,195,000 at December 31, 1998 and 1997, respectively.

At December 31, 1998, future minimum rentals receivable under noncancelable operating leases in the years 1999 through 2003 and later were approximately $19,555,000, $16,648,000, $14,124,000, $11,574,000,
$9,282,000 and $42,005,000, respectively.

The Company leases facilities and personal property under various operating leases. Future minimum payments due under lease arrangements are as follows: $3,017,000 in 1999, $2,313,000 in 2000, $1,682,000 in 2001,
$1,225,000 in 2002 and $1,168,000 in 2003. Rent expense under these leases was approximately $4,428,000, $3,928,000 and $4,188,000 for 1998, 1997 and
1996, respectively.

Note 12. Profit-Sharing and
         Pension Plans

The Company has a contributory profit-sharing plan (defined contribution plan) which covers employees of the Company who are members of the Bridgeville, Pennsylvania Fabricated Products division. Company contributions to the defined contribution plan are made from pretax profits, may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $254,000, $253,000 and $249,000 in 1998, 1997 and 1996, respectively.

The Company also has a contributory defined benefit pension plan for its other domestic employees. Benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes.
/65



The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1998 and 1997:

Dollars in Thousands                                1998        1997
____________________                            ________    ________
Change in Benefit Obligation
Benefit obligation as of prior year-end         $ 13,591    $ 10,883
Service cost                                       1,347       1,172
Interest cost                                        987         932
Actuarial (gain)/loss                               (161)      1,449
Expenses paid                                       (117)       (114)
Benefits paid                                       (351)       (731)
                                                ________    ________
Projected benefit obligation as of year-end     $ 15,296    $ 13,591
                                                ========    ========

Change in Plan Assets
Fair value of plan assets as of prior year-end  $ 12,731    $  8,577
Actual return on plan assets                       1,132       1,314
Employer contributions                               750       3,685
Expenses paid                                       (117)       (114)
Benefits paid                                       (351)       (731)
                                                ________    ________
Fair value of plan assets as of year-end        $ 14,145    $ 12,731
                                                ========    ========

Funded Status
Funded status as of year-end                    $ (1,151)   $   (860)
Unrecognized transition asset                       (256)       (309)
Unrecognized prior service cost                      449         485
Unrecognized net actuarial loss                    1,817       1,959
                                                ________    ________
Prepaid benefit cost as of year-end             $    859    $  1,275
                                                ========    ========

The expense of the defined benefit plan was as follows:
Dollars in Thousands                                              1998       1997      1996
                                                              ________  _________  ________
Components of Net Periodic Benefit Cost
Service cost                                                  $  1,347  $   1,172  $  1,026
Interest cost                                                      987        932       780
Expected return on plan assets                                  (1,153)      (879)     (654)
Amortization of transition asset                                   (53)       (53)      (53)
Amortization of prior service cost                                  37         37        37
Recognized net actuarial loss                                        1         48        27
                                                              ________  _________  ________
Net periodic benefit cost                                     $  1,166  $   1,257  $  1,163
                                                              ========  =========  ========


/66


The Company determined the defined benefit plan's funded status and amounts recognized in the Company's balance sheet and the expense of the defined benefit plan using the following assumptions: expected return on plan assets of 9.0% in 1998, 1997 and 1996; rate of compensation increase of 4.75% in 1998 and of 5.0% in 1997 and 1996; and discount rate of 6.75% in 1998, 7.0% in 1997 and 7.25% in 1996.

The Ionics Section 401(k) Stock Savings Plan is available to substantially all U.S. employees of the Company. Employees may contribute from 1% to 12% of compensation subject to certain limits. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $778,000, $749,000 and $655,000 in 1998, 1997 and 1996, respectively, under this plan.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.

Note 13.  Financial Instruments

Off-Balance-Sheet Risk
The Company issues letters of credit as guarantees for various performance and bid obligations. Approximately $30.1 million and $27.9 million of these letters were outstanding at December 31, 1998 and 1997, respectively. Approximately 83% of the letters of credit outstanding at December 31, 1998 are scheduled to expire in 1999. These instruments were executed with creditworthy institutions. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had $318,000 of foreign exchange contracts outstanding at December 31, 1998 and no foreign exchange contracts outstanding at December 31, 1997.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, investments, trade accounts receivable and notes receivable. The credit risk of cash equivalents and investments is low as the funds are primarily invested in U.S. money market investments and in Spanish Government securities. The Company's concentrations of credit risk with respect to trade accounts receivable and notes receivable is considered low. The Company's customer base is spread across many different industries and geographies, and the Company obtains guaranteed letters of credit for many of its foreign orders.

Fair Value of Financial Instruments
The carrying amounts of cash equivalents and investments closely approximate their fair values as these items have relatively short maturities and are highly liquid. Based on market information, the carrying amounts of notes receivable and debt approximate their fair values.

Investments in Securities
Realized gains and losses from the sale of debt and equity securities during fiscal 1998 and 1997 were not significant.

/67


Long-term investments, maturing in 2001 and 2003, which the Company intends to hold to maturity have been recorded at a net cost of $1,640,000 and $603,000 at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, the Company also had short-term investments of $359,000 and $107,000, respectively, which the Company intends to hold to maturity. The cost of these investments approximates fair value.

Note 14.  Acquisitions

Prior Years' Purchases

Enersave Engineering Systems Sdn Bhd
In September 1997, the Company acquired a 55% ownership interest in Enersave Engineering Systems Sdn Bhd (now Ionics Enersave) for approximately $9.6 million. An additional payment of up to $2 million may be required depending upon the achievement of certain future operating results.

The acquisition was accounted for under the purchase method with the results of Ionics Enersave included from September 1, 1997. Goodwill of approximately $11.8 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Fiscal 1997 revenues for the period prior to September 1997 were approximately $10 million. Ionics Enersave, a Malaysian company with operations in Malaysia, China and Indonesia, is a supplier of water and wastewater treatment systems and services in Southeast Asia.

Watertec Engineering Pty. Ltd.
Effective September 1, 1997, the Company acquired 100% of the assets and liabilities of Watertec Engineering Pty. Ltd., as Trustee of Watertec Engineering Unit Trust and two related corporations (together Ionics Watertec) for an initial payment of $1.9 million. An additional payment of $305,000 was made in 1998 based upon the achievement of certain operating results.

The acquisition was accounted for under the purchase method with the results of Ionics Watertec included from September 1, 1997. Goodwill of approximately $1.7 million is being amortized over 30 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Fiscal 1997 revenues for the period prior to September 1, 1997 were approximately $2.3 million. Ionics Watertec is involved in the manufacture and supply of ozonation systems for water disinfection and systems for chemical metering.

Separation Technology, Inc.
In July 1996, the Company purchased 100% of the stock of Separation Technology, Inc. (STI) for approximately $2.4 million through the issuance of 58,000 shares of common stock. The results of STI have been included in the Company's financial statements from July 1, 1996. Goodwill of approximately $4.4 million is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented, as the effect of this acquisition on the financial statements was not material. STI is a supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications.
/68



Prior Years' Poolings
During 1996, the Company completed pooling transactions with Aqua Design, Inc. (Ionics Aqua Design), Apollo Ultrapure Water Systems, Inc. (Ionics Apollo) and Sievers Instruments, Inc. (Ionics Sievers) under which 222,977, 331,567 and 447,258 shares of common stock, respectively, were issued in exchange for more than 90% of the outstanding common stock of each company. Because the operating results from prior years for Ionics Aqua Design and Ionics Apollo were not material, both individually and in the aggregate, compared to those of the Company, these transactions were recorded by restatement of retained earnings as of January 1, 1996 and no restatement of prior-period financial statements was made. Ionics Aqua Design owns and operates membrane-based seawater desalination systems used to produce drinking and process water primarily for hotels and municipalities in the Caribbean. Ionics Apollo sells ultrapure water and related services to a variety of industrial and commercial users primarily in southern California. Ionics Sievers manufactures instruments designed to measure extremely low levels of organic contaminants in ultrapure water.

Subsequent Business Combinations
In separate transactions subsequent to December 31, 1998, the Company acquired M2 Innovative Solutions, Inc. (M2), Aquarelle SA (Aquarelle), and Agar Technologies Process and Environmental Control, Ltd. (Agar). The Company paid cash for the stock of these companies. The operating results and purchase prices of these companies were not material individually or in the aggregate relative to the assets and operations of the Company. These transactions will be accounted for as purchases.

M2, now called Ionics Life Sciences, is a supplier of ultrapure water products and services, including validated pharmaceutical systems, to the life sciences industry. Aquarelle is a French company in the five-gallon bottled water market. Agar is an Israeli company which produces instruments that monitor, detect and measure oil on water surfaces.

Note 15. Segment Information

In 1998, the Company adopted SFAS No. 131. At the end of 1998, the Company changed from three reportable segments to four reportable "business group" segments corresponding to a "business group" structure, summarized below, which was put into place in the latter part of 1998. Segment information for prior years has been restated to reflect this change.

Equipment Business Group - equipment, supply, "own and operate" and related services for seawater desalination, brackish water desalination, water and wastewater treatment and food and chemical processing, for municipalities and communities, and for the petrochemical, nuclear and electric utilities, pulp and paper, chemical processing and related industries.

Ultrapure Water Group - equipment, supply, "own and operate" and related services for the production of ultrapure water for the semiconductor, power and pharmaceutical industries.
/69



Consumer Water Group - equipment and supply services for the consumer market including bottled water, over and under-the-sink point-of-use devices, carbon filtering media, point-of-entry systems for treating the entire home water supply, household bleach, and other cleaning products.

Instrument Business Group - instruments for the analysis and on-line monitoring of certain constituents, impurities or contaminants in water for industrial and municipal customers.

The accounting policies of the four business group segments are the same as those described in "Significant Accounting Policies." The Company evaluates the performance of each business group segment and considers allocation of resources to it based on earnings before interest, taxes, and minority interest (EBIT), and the evaluation of EBIT with respect to capital employed.

The business group structure reflects the segmentation of the product lines, services, and markets within defined areas of management responsibility. Four business group managers, one for each of the reportable segments, are directly accountable to, and maintain regular contact with, the chief operating decision maker, the Chief Executive Officer, to discuss operating activities, financial results, forecasts and plans.

The table on the following page summarizes the Company's operations by the four business group segments and "Corporate." Corporate includes research and development expenses not allocated to the business groups and certain corporate administrative and insurance costs.

Geographic Areas
Revenues are reflected in the country from which the sales are made. Long-lived assets include all long-term assets except for notes receivable. No foreign country's revenues to unaffiliated customers or long-lived assets were material.

Included in the United States segment are export sales of approximately 23%, 22% and 18% for 1998, 1997 and 1996, respectively. Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 47%, 41% and 36% in 1998,1997 and 1996, respectively.

Information about the Company's operations by geographic area follows:
                                          United
Dollars in Thousands                      States      International     Total
_____________________________________________________________________________
1998
Revenue - unaffiliated customers        $242,363           $108,963  $351,326
Long-lived assets                        170,528             85,678   256,206
_____________________________________________________________________________
1997
Revenue - unaffiliated customers        $264,604           $ 87,865  $352,469
Long-lived assets                        156,020             76,517   232,537
_____________________________________________________________________________
1996
Revenue - unaffiliated customers        $256,486           $ 70,176  $326,662
Long-lived assets                        153,420             73,010   226,430
_____________________________________________________________________________

/70


                                                              Equipment  Ultrapure  Consumer   Instrument
                                                               Business      Water     Water     Business
Dollars in Thousands                                              Group      Group     Group        Group Corporate      Total
______________________________________________________________________________________________________________________________
1998
Revenue - unaffiliated customers                              $ 129,751  $ 111,349  $ 80,884    $  29,342 $       -  $ 351,326
Inter-segment transfers                                           3,916        437         -        1,673    (6,026)         -
Income from operations                                           11,129      7,668    10,686        5,408    (3,341)    31,550
Equity income                                                        78          -       528            -         -        606
Earnings before interest, taxes and minority interest (EBIT)     11,207      7,668    11,214        5,408    (3,341)    32,156
Interest income                                                       -          -         -            -         -      1,058
Interest expense                                                      -          -         -            -         -       (331)
Income before income taxes and minority interest                      -          -         -            -         -     32,883
Capital employed                                                158,189     88,715   122,382       26,879   (42,175)   353,990
Identifiable assets                                             178,197    102,292   135,880       12,587    16,110    445,066
Investments in affiliated companies                               4,081          -     2,976            -         -      7,057
Depreciation and amortization                                    12,604      6,117     7,701          524       268     27,214
Capital expenditures                                             17,685     14,536     8,369        1,310       296     42,196
==============================================================================================================================
1997
Revenue - unaffiliated customers                              $ 145,844  $ 108,601  $ 73,046    $  24,978 $       -  $ 352,469
Inter-segment transfers                                           3,086        804         -          685    (4,575)         -
Income from operations                                           17,811     13,649     9,045        4,570    (2,629)    42,446
Equity income (loss)                                                 85        (95)      536            -         -        526
Earnings before interest, taxes and minority interest (EBIT)     17,896     13,554     9,581        4,570    (2,629)    42,972
Interest income                                                       -          -         -            -         -      1,197
Interest expense                                                      -          -         -            -         -       (947)
Income before income taxes and minority interest                      -          -         -            -         -     43,222
Capital employed                                                147,791     89,111   106,617       26,643   (37,615)   332,547
Identifiable assets                                             157,207     90,649   132,305       12,101    10,491    402,753
Investments in affiliated companies                               1,201          -     2,782            -         -      3,983
Depreciation and amortization                                    12,208      5,250     8,960          415       214     27,047
Capital expenditures                                             11,386     11,532     9,787          563       242     33,510
==============================================================================================================================
1996
Revenue - unaffiliated customers                              $ 144,652  $  94,846  $ 66,144    $  21,020 $       -  $ 326,662
Inter-segment transfers                                             923        425         -          568    (1,916)         -
Income from operations                                           18,135     12,431     6,636        3,527    (2,141)    38,588
Equity income                                                        22          -       419            -         -        441
Earnings before interest, taxes and minority interest (EBIT)     18,157     12,431     7,055        3,527    (2,141)    39,029
Interest income                                                       -          -         -            -         -      1,396
Interest expense                                                      -          -         -            -         -       (869)
Income before income taxes and minority interest                      -          -         -            -         -     39,556
Capital employed                                                157,275     68,569   101,248       26,075   (47,305)   305,862
Identifiable assets                                             167,906     66,809   119,164       11,849     9,953    375,681
Investments in affiliated companies                                  87          -     2,821            -         -      2,908
Depreciation and amortization                                    13,945      4,245     6,995          312       665     26,162
Capital expenditures                                             16,120      7,699    22,316          587       168     46,890
==============================================================================================================================

/71


SELECTED FINANCIAL DATA
_______________________
Statement of Operations Data
Dollars in Thousands,
Except Per Share Amounts          1998        %      1997      %        1996      %        1995      %        1994      %
_________________________________________________________________________________________________________________________
Revenues                      $351,326    100.0  $352,469  100.0    $326,662  100.0    $257,293  100.0    $222,376  100.0
Income before income taxes
   and minority interest        32,883      9.4    43,222   12.3      39,556   12.1      31,609   12.3      22,717   10.2
Net income                      21,386      6.1    28,329    8.0      26,503    8.1      21,025    8.2      15,448    6.9
Earnings per basic share          1.33               1.78               1.71               1.45               1.11
Earnings per diluted share        1.31               1.73               1.65               1.39               1.09

Balance Sheet Data
Dollars in Thousands                                 1998       1997        1996      1995       1994
_____________________________________________________________________________________________________
Current assets                                   $187,093   $165,850    $144,422  $122,387   $113,477
Current liabilities                                85,934     66,012      68,173    60,279     54,877
Working capital                                   101,159     99,838      76,249    62,108     58,600
Total assets                                      452,123    406,736     378,589   322,044    277,164
Long-term debt and notes payable                    1,519        804       2,132       182         99
Stockholders' equity                              345,598    319,659     292,217   253,044    218,610

Selected Quarterly Financial Data (Unaudited)
                                              Earnings Earnings                                               Earnings  Earnings
Dollars in Thousands,                              Per      Per                                                    Per       Per
Except Per                    Gross     Net      Basic  Diluted                                Gross     Net     Basic   Diluted
Share Amounts   Revenues     Profit  Income      Share    Share                  Revenues     Profit  Income     Share     Share
________________________________________________________________________________________________________________________________
1998                                                             1997
First Quarter   $ 78,974   $ 28,285 $ 6,008     $  .37   $  .37  First Quarter   $ 87,102   $ 28,055 $ 6,972     $ .44     $ .43
Second Quarter    80,267     26,821   4,620        .29      .28  Second Quarter    87,111     28,612   7,269       .46       .44
Third Quarter     88,876     27,999   5,183        .32      .32  Third Quarter     85,113     28,067   7,196       .45       .44
Fourth Quarter   103,209     31,379   5,575        .35      .34  Fourth Quarter    93,143     30,715   6,892       .43       .42
________________________________________________________________________________________________________________________________
                $351,326   $114,484 $21,386     $ 1.33   $ 1.31                  $352,469   $115,449 $28,329     $1.78     $1.73
================================================================================================================================

Common Stock Price Range
1998                   High       Low                      1997                  High       Low
_____________________________________________________________________________________________________
First Quarter          $45 13/16  $37 7/8                  First Quarter         $53        $45 1/4
Second Quarter          45 1/2     34 13/16                Second Quarter         50 1/2     44 5/8
Third Quarter           37         22 1/2                  Third Quarter          46 3/8     40 3/4
Fourth Quarter          35 1/8     22 1/2                  Fourth Quarter         44 3/4     33 1/2

/72



                                                  PRINCIPAL U.S. OFFICES,
BOARD OF DIRECTORS      CORPORATE OFFICERS        AFFILIATES & SUBSIDIARIES
ARTHUR L. GOLDSTEIN +   ARTHUR L. GOLDSTEIN       Aqua Cool Pure Bottled
Chairman of the Board,  Chairman of the Board,    Watertown, Massachusetts
President and           President and
Chief Executive Officer Chief Executive Officer   Elite New England
Ionics, Incorporated                              Ludlow, Massachusetts
                        WILLIAM E. KATZ
DOUGLAS R. BROWN *      Executive Vice President  General Ionics
President and Chief                               Cuyahoga Falls, Ohio
Executive Officer,      John P. Bergeron
Advent International    Vice President and        Ionics Ahlfinger Water Company
Corp.                   Treasurer                 Dallas, Texas

WILLIAM L. BROWN *      Edward J. Cichon          Ionics Apollo Ultrapure
Retired Chairman        Vice President,             Water Systems, Inc.
of the Board            Equipment Business Group  Pico Rivera, California
The First National
Bank of Boston          ROBERT J. HALLIDAY        Ionics Aqua Design, Inc.
                        Vice President, Finance   Tampa, Florida
ARNAUD DE VITRY         and Chief Financial
D'AVAUCOURT *           Officer                   Ionics, Incorporated
Engineering Consultant                            Bridgeville, Pennsylvania
                        STEPHEN KORN
WILLIAM E. KATZ         Vice President,           Ionics Life Sciences, Inc.
Executive Vice          General Counsel and       North Wales, Pennsylvania
President               Clerk
Ionics, Incorporated                              Ionics Pure Solutions
                        THEODORE G. PAPASTAVROS   Phoenix, Arizona
KATHLEEN F. FELDSTEIN*  Vice President,
President               Strategic Planning        Ionics Resources Conservation Company
Economic Studies, Inc.                            Bellevue, Washington

JOHN J. SHIELDS #+                                Ionics Sievers Instruments,
General Partner                                   Boulder, Colorado
Boston Capital Ventures
                                                  Ionics Ultrapure Water Corporation
CARL S. SLOANE #+                                 San Jose, California
Ernest L. Arbuckle
Professor of Business
Administration,
Harvard University
Graduate School of
Business Administration

MARK S. WRIGHTON #
Chancellor
Washington University                             CORPORATE HEADQUARTERS

ALLEN S. WYETT #           [LOGO] COVERING THE    Ionics, Incorporated
President, Wyett                  WATERFRONT      65 Grove Street
Consulting Group, Inc.            50 YEARS        Watertown, Massachusetts  02472-2882
                                  IONICS
+ Member of Executive Committee
* Member of Audit Committee
# Member of Compensation Committee

/73


PRINCIPAL OVERSEAS OFFICES, AFFILIATES & SUBSIDIARIES

Aqua Cool Pure Bottled Water  Ionics Asia-Pacific Pte Ltd. Ionics Italba, S.p.A. Ionics Watertec Pty. Ltd.
London, England               Singapore                    Milan, Italy          Brisbane, Australia

Ionics France                 Ionics (Bermuda) Ltd.        Ionics Korea, Inc.    Ionics Enersave Engineering
Paris, France                 Hamilton, Bermuda            Seoul, Korea          Kuala Lumpur, Malaysia

Elite Chemicals Pty. Ltd.     Ionics Iberica, S.A.         Ionics (UK) Ltd.      Yuasa-Ionics Co., Ltd.
Brisbane, Australia           Grand Canary, Spain          London, England       Tokyo, Japan

INVESTOR INFORMATION                                        TRANSFER AGENT & REGISTRAR
The Annual Meeting of Ionics' shareholders will be held     State Street Bank and Trust Company
Thursday, May 6, 1999 at 9:30 A.M. at BankBoston,           Boston, Massachusetts
100 Federal Street, Boston, Massachusetts

Ionics' common stock is traded on the New York Stock
Exchange under the symbol ION.  As of March 19, 1999
there were approximately 1,400 shareholders of record.      AUDITORS
No cash dividends were paid in either 1998 or 1997
pursuant to Ionics' current policy to retain earnings for   PricewaterhouseCoopers L.L.P.
use in its business.                                        Boston, Massachusetts


For information or assistance regarding individual stock records, transactions or certificates, please call the Transfer Agent's Telephone Response Center:
1-800-426-5523 between 9 A.M. and 5 P.M.

Ionics' Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission, will be sent to any shareholder upon request directed to Investor Relations, Ionics, Incorporated. P.O. Box 9131,
Watertown, Massachusetts 02471-9131, or by calling
(617) 926-2510 ext. 874.

                                                            The Ionics Toolbox and Ionics Total Water Management
                                                            are registered service marks; The Ionics Brand is an
                                                            unregistered service mark; Aqua Cool, Cloromat,
                                                            HYgene, Ionics, Ozgen, and Sievers are registered
                                                            trademarks; and Ionics EDR 2020 is an unregistered
                                                            trademark of Ionics, Incorporated.

/74