Form 10-K405, Exhibit 13
period 1999-12-31
IONICS INC
filed 2000-03-29
CIK 52466

IONICS, INCORPORATED
                        ANNUAL REPORT TO STOCKHOLDERS OF
                          IONICS, INCORPORATED FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 1999

 (The following sections constitute an Exhibit to Form 10-K: Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent Accountants; Consolidated Statements of Operations; Consolidated Balance Sheets; Consolidated Statements of Cash Flow; Consolidated Statements of Stockholders' Equity; Notes to Consolidated Financial Statements; Selected Financial Data; Board of Directors; Corporate Officers; Location of Principal Subsidiaries, Offices and Affiliates Worldwide; Corporate Headquarters; Trading Information, Form 10-K Annual Report; Annual Meeting; Auditors; and Transfer Agent and Registrar.)

-------------------------------------

Ionics, Incorporated

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of results of operations and financial condition refers to the activities of the Company's four business groups, which comprise the Company's reportable operating segments. See Note 15 to the consolidated financial statements for a more detailed description of these four business groups.

RESULTS OF OPERATIONS

1999 Compared to 1998

The Company reported a 2.0% increase in revenues and a 9.5% decline in net income in 1999. Operating results continued to be impacted by weakened business conditions which led to highly competitive equipment pricing pressures in several markets, particularly in the microelectronics industry, which is served by the Company's Ultrapure Water Group (UWG), and by a decline in the financial performance of the Instrument Business Group (IBG). The decline in net income primarily reflects lower earnings before interest, taxes and minority interest
(EBIT) of 49.9% and 60.3% in UWG and IBG, respectively, on lower revenues of 16.0% and 6.5%, respectively. IBG's decline in 1999 is due to comparison with unusually strong performance in 1998, when the adoption of new monitoring standards by the U.S. pharmaceutical industry resulted in very strong sales of our Total Organic Carbon (TOC) analyzer. The stronger financial performance of the Equipment Business Group (EBG) partially offset the decline in the results of UWG and IBG. EBG reported increases in revenues and EBIT of 8.4% and 33.4%, respectively, reflecting a stronger capital equipment market, particularly for water reuse and "zero liquid discharge" applications, and improved operating margins on the water supply business in the Caribbean. Consumer Water Group
(CWG) revenues increased by 19.4%, primarily reflecting continued revenue growth in both the bottled water and home water businesses. EBIT for CWG increased only 2.9%, primarily due to costs relating to acquiring new customers or opening new locations, as well as costs associated with converting to a new computer system for all Aqua Cool(R) Pure Bottled Water domestic locations.

Revenues

Consolidated revenues were $358.2 million in 1999, compared with $351.3 million in 1998. Higher revenues in both EBG and CWG offset revenue declines in UWG and IBG.

EBG revenues increased by $10.9 million in 1999 over 1998, primarily resulting from increased sales of capital equipment, particularly water reuse equipment and desalination equipment. The revenue increase also reflects engineering and design work begun on a $10 million contract to manufacture a storage system to manage the containment of spent nuclear fuels.

UWG revenues decreased by $17.8 million in 1999 from 1998. UWG primarily serves the microelectronics industry and, to a lesser extent, the power and pharmaceutical industries. As was the case in 1998, revenues in 1999 from the microelectronics industry continued to reflect a significant decline, primarily due to a continuing slowdown in capital spending for new manufacturing facilities by that industry.

CWG revenues increased by $15.7 million in 1999 from 1998, primarily reflecting continued growth for bottled water and home water products and services. Through the acquisition of Aquarelle SA, the Company entered the French bottled water market at the beginning of 1999. The bottled water business also continued to expand its customer base in both the United States and the United Kingdom. Such expansion is being achieved primarily through internal growth and, to a lesser extent, through small acquisitions in geographic areas contiguous to existing locations. In the home water business, the Company opened its first international office, in the Republic of Ireland, in the second quarter of 1999.

IBG revenues declined by $1.9 million in 1999 from 1998 levels. In the first half of 1998, IBG benefited from strong demand for the Group's TOC analyzers as a result of the adoption of a new U.S. pharmaceutical industry standard for measuring water purity. Sales of TOC instruments began to increase in the second half of 1999 as compared to the first half of the year, as a result of new European pharmaceutical regulations and new product offerings.

Ionics, Incorporated

1998 Compared to 1997

Revenues

The Company's revenues totaled $351.3 million in 1998, down slightly from $352.5 million in 1997. Revenues were higher in CWG, IBG and UWG, while revenues declined in EBG.

EBG revenues declined by $16.1 million in 1998 as compared to 1997 because of reduced capital equipment sales; the expiration of the Santa Barbara water supply contract in early 1997; the sale of bleach manufacturing equipment in the U.K. in the fourth quarter of 1997; and the consolidation of the Company's food processing business in early 1998.

UWG revenues increased by 2.5% in 1998. Revenues in 1998 from the microelectronics industry were down significantly from 1997 revenues, primarily due to a slowdown in capital spending by that industry. This decline was offset by additional revenues in 1998 resulting from the acquisition of a majority interest in Enersave Engineering Systems Sdn Bhd, a Malaysian corporation (now Ionics Enersave), in the third quarter of 1997. The decline in profits relating to the reduction of revenues from the microelectronics industry was greater than the profits contributed by Ionics Enersave.

The 10.7% increase in revenues of CWG in 1998 compared to 1997 was due to growth in the Company's bottled water business. The bottled water business expanded its customer base in both the United States and the United Kingdom, while also pursuing product line expansions and realizing a higher average price per bottle.

The revenues of IBG increased by 17.5% in 1998 compared to 1997,  largely driven
by  the  pharmaceutical   industry's   increased   purchases  of  the  Company's
instruments for measuring TOC levels.

Cost of Sales and Operating Expense Comparisons

Cost of sales as a percentage of revenues was 66.4%, 67.4% and 67.2% in 1999, 1998 and 1997, respectively.

The improvement in 1999 compared to 1998 is attributable to the decrease in cost of sales as a percentage of revenues for UWG to 75.5% in 1999 from 78.2% in 1998. This decrease resulted primarily from the higher proportion of the Group's revenues in 1999 which were derived from higher margin service business compared to equipment business. Cost of sales as a percentage of revenues for EBG increased to 72.3% in 1999 from 71.5% in 1998. This increase was the result of a shift in the mix of contracts to lower margin equipment business. Cost of sales as a percentage of revenues for IBG increased to 41.9% in 1999 from 39.9% in 1998, primarily due to a higher portion of revenues being derived from Ionics Sievers' lower margin service business. Cost of sales as a percentage of revenues for CWG remained the same in 1999 and 1998 at 56.0%. Overall gross margins for the Company also benefited from the change in mix of the Company's sales. CWG sales grew 19.4% in 1999 (with 44.0% average gross margins), while UWG sales declined 16.0% in 1999 (with average gross margins of 24.5%).

Cost of sales as a percentage of revenues decreased during 1998 compared to 1997 for EBG and CWG, and increased for UWG and IBG. The decrease in the EBG percentage reflected primarily an improvement in its product mix. The decrease in the CWG percentage reflected an overall improvement in prices in the home water business. The increase in the UWG percentage resulted from the continued competitive environment in the microelectronics industry for ultrapure water capital equipment. The increase in the IBG percentage reflected increased spending associated with manufacturing and service department operations.

Operating expenses as a percentage of revenues were 25.7% in 1999, an increase from 23.6% in 1998 and 20.7% in 1997. Increased operating expenses as a percentage of revenues in 1999 as compared to 1998 were attributable to: start-up expenses for several new operating facilities in Asia, the United States and Europe; increased expenses relative to revenues in UWG; expenses relating to the Company's Y2K program; and continued expenses in defense of pending patent infringement litigation. In addition, the higher operating expenses as a percentage of revenues in 1999 reflected the impact of higher revenue growth in CWG, which generally has higher operating expenses as a percentage of revenues than the other business groups. The Company also

Ionics, Incorporated

established additional bad debt reserves in 1999, primarily for UWG and to a lesser extent for CWG and EBG. CWG also incurred additional expenses in 1999 in conjunction with the installation of a new information system for the U.S. Aqua Cool business.

Operating expenses as a percentage of revenues also increased in 1998 compared to 1997. This increase reflected the fact that revenues from EBG, which generally has lower selling costs relative to revenues than do other business groups, decreased in 1998. Additionally, the Company experienced revenue growth in IBG and CWG, which generally have higher selling costs as a percentage of revenues than do the other business groups. Operating expenses also increased in 1998 due to expenses associated with the Company's Y2K program, increased legal expenses, and expanded marketing initiatives, as well as the Company's continued commitment to investment in its research and development programs.

Interest, Equity Income and Taxes

Interest income was $1.0 million, $1.1 million and $1.2 million in 1999, 1998 and 1997, respectively. Interest expense, net of capitalized interest, was $0.7 million, $0.3 million and $0.9 million in 1999, 1998 and 1997, respectively. Capitalized interest was $1.0 million, $0.6 million and $0.2 million in 1999, 1998 and 1997, respectively. The higher interest costs incurred in 1999 reflect the Company's higher average borrowings in that year. A large portion of the borrowings financed plant and equipment construction and, accordingly, the interest related to such long-term projects was capitalized.

Equity income increased to $1.1 million in 1999 from $0.6 million and $0.5 million in 1998 and 1997, respectively. The increase in equity income in 1999 resulted primarily from the Company's investment in a Mexican joint venture.

The Company's effective tax rate was 32.0% in 1999, 32.5% in 1998 and 33.0% in 1997. The reduction in the effective tax rate in 1999 was primarily due to a tax holiday declared for 1999 in Malaysia where Ionics Enersave conducts the major part of its operations (and where its earnings are considered permanently invested). The reduction of the tax rate in 1998 compared to 1997 was due to the Company's foreign sales corporation providing a proportionately larger benefit than in prior years.

Net income decreased 9.5% to $19.4 million in 1999 compared to $21.4 million in 1998. Net income in 1998 was 24.5% lower than 1997 net income of $28.3 million.

FINANCIAL CONDITION

At December 31, 1999, the Company had total assets of $500.9 million compared to total assets of $452.1 million at December 31, 1998. The increase in assets primarily reflects an increase in property, plant and equipment, which included capital expenditures of $61.5 million and $42.2 million in 1999 and 1998, respectively. Accounts receivable also increased by $8.6 million in 1999. Other current assets increased by approximately $6.7 million in 1999, primarily due to an income tax refund, a related interest receivable and additional funding of the Company's Retirement Plan. The increase in other assets in 1999 was primarily due to goodwill relating to the acquisitions of Ionics Life Sciences, Ionics Agar and Aquarelle SA.

Working capital decreased to $94.3 million in 1999 as compared to $101.2 million in 1998, and the Company's current ratio decreased to 2.0 in 1999 from 2.2 in 1998.

Net cash provided by operating activities decreased by $18.9 million in 1999, compared to 1998, primarily due to a decrease in accounts payable and accrued expenses in 1999 from 1998. The relatively high level of accounts payable and accrued expenses at December 31, 1998 resulted from significant purchasing activity late in the year relating to certain large customer contracts. Net cash provided by operating activities decreased by $1.9 million in 1998 compared to 1997, due primarily to lower net income and an increase in accounts receivable, offset by an increase in accounts payable and accrued expenses.

Net cash used by investing activities increased by $27.5 million in 1999 over 1998 and increased by $5.8 million in 1998 over 1997. These increases primarily reflect capital expenditures made in 1999 and 1998 and the acquisitions completed in 1999. The Company spent $8.5 million in 1999 in acquiring Ionics Life Sciences, Ionics Agar and Aquarelle SA. The capital expenditures of $61.5 million and $42.2 million in 1999 and 1998, respectively, were generally made to

Ionics, Incorporated

expand the Company's bottled water operations and to expand or build additional manufacturing and "own and operate" facilities. Cash from operations, borrowings of current and long-term debt and proceeds from stock option exercises provided funds for these expenditures. In 1997, funds were also provided through the sale of certain fixed assets, including bleach-manufacturing equipment in the U.K.

In 1999, net cash provided by financing activities was $26.1 million, a change of $28.9 million from the $2.8 million that was used by financing activities in 1998. This change resulted primarily from the higher level of short-term and long-term borrowings at December 31, 1999 from the prior year-end. In 1998, net cash used by financing activities increased by $4.1 million as compared to 1997. The change was primarily due to a reduction in cash obtained from short-term borrowings.

The Company maintains several lines of credit, including domestic lines totaling $35 million, which are available to meet working capital needs. The Company anticipates increasing its domestic lines of credit in 2000. Foreign lines of credit, excluding those for specific project financing, total approximately $6.6 million. The Company has arranged two lines of credit totaling $8.2 million for its controlled affiliate in Barbados to provide project financing for a desalination plant. In addition, the Company has several facilities to accommodate its foreign trade requirements. The Company believes that its cash of $13.2 million at the beginning of 2000, together with cash from operations, lines of credit and foreign trade facilities are adequate to meet its currently anticipated needs.

Significant expenditures in 2000 are anticipated to include investments in additional "own and operate" facilities and the continued expansion of bottled water operations.

In addition, the Company anticipates incurring in 2000 approximately $2 million in costs relating primarily to providing assistance to a project company in obtaining financing for, and preliminary project management and design work on, a $120 million seawater desalination project in Trinidad announced in September 1999. Such costs would be additional to the approximately $1 million in costs related to this project incurred as of December 31, 1999. Financing for the project has not yet been obtained. Should financing not be obtained, these costs would be expensed.

Inflationary increases in material and labor costs remained moderate during the last three years. The Company has worked to offset such cost increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.

YEAR 2000 (Y2K) DISCLOSURE

The Company undertook a program in years 1998 and 1999 to assure the ability of its information and manufacturing systems to properly recognize and process date-sensitive information beginning on January 1, 2000. To date, the Company has completed the transition from calendar 1999 to 2000 with no reported significant impact to operations. The Company will continue to monitor Y2K related matters at suppliers and customers, as well as the Company's systems, facilities and products, to ensure that latent defects do not manifest themselves over the next several months. The Company spent approximately $1.5 million in 1998 through 1999, excluding the cost of new systems, on its Y2K program. Costs to be expended on this program in 2000 are expected to be insignificant.

Although a number of minor information technology projects have been deferred as a result of the priority given to the Y2K program, no significant projects have been delayed which would materially affect the Company's financial condition.

ACCOUNTING PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for the fiscal year 2001 which commences on January 1, 2001. This Statement should not have a material effect on the Company's financial statements.

Ionics, Incorporated

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin summarizes certain views of the staff on applying generally accepted accounting principles to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. The Company believes that its current revenue recognition policy complies with the Commission's guidelines.

FORWARD-LOOKING INFORMATION

Derivative Instruments

The Company had no foreign exchange contracts outstanding at December 31, 1999. The Company has no other derivative financial instruments or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 119. The Company holds no investment securities that would require disclosure of market risk.

Market Risk

     The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is not material due to the short-term nature of these investments. At December 31, 1999, the Company had $25.5 million of short-term debt and $8.4 million of long-term debt outstanding. The major portion of this debt has variable interest rates and, therefore, interest rate risk. However, a hypothetical increase of 10% in these interest rates for a one-year period would result in additional interest expense after taxes that would not be material in the aggregate. The Company's exposure to foreign currency exchange rate fluctuations has been and is expected to remain modest due to the fact that the operations of its international subsidiaries are primarily conducted in their respective local currencies.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995

The Company's future results of operations and certain statements contained in this report, including, without limitation, "Management's Discussion and Analysis of Results of Operations and Financial Condition," constitute forward-looking statements. Such statements are based on management's current views and assumptions and involve risks, uncertainties and other factors that could cause actual results to differ materially from management's current expectations. Among these factors are business conditions and the general economy; competitive factors, such as acceptance of new products and price pressures; risk of nonpayment of accounts receivable; risks associated with foreign operations; risks of latent Y2K defects; risks involved in litigation; regulations and laws affecting business in each of the Company's markets; market risk factors, as described above under "Derivative Instruments" and "Market Risk;" and other risks and uncertainties described from time to time in the Company's filings with the Securities and Exchange Commission.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ionics, Incorporated:


 In our opinion, the accompanying consolidated statements of operations and the related consolidated balance sheets, consolidated statements of cash flows, and consolidated statements of stockholders' equity, present fairly, in all material respects, the financial position of Ionics, Incorporated (the "Company"), at December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts
February 22, 2000

Ionics, Incorporated


Consolidated Statements of Operations

For the years ended December 31
Amounts in Thousands, Except Per Share Amounts                   1999            1998         1997
--------------------------------------------------------------------------------------------------

Revenues:
  Equipment Business Group                                   $140,655        $129,751     $145,844
  Ultrapure Water Group                                        93,562         111,349      108,601
  Consumer Water Group                                         96,569          80,884       73,046
  Instrument Business Group                                    27,431          29,342       24,978
--------------------------------------------------------------------------------------------------
                                                              358,217         351,326      352,469
                                                              ------------------------------------
Costs and expenses:
  Cost of sales of Equipment Business Group                   101,744          92,826      104,638
  Cost of sales of Ultrapure Water Group                       70,636          87,039       80,964
  Cost of sales of Consumer Water Group                        54,052          45,261       41,510
  Cost of sales of Instrument Business Group                   11,500          11,716        9,908
  Research and development                                      7,066           6,635        5,410
  Selling, general and administrative                          84,892          76,299       67,593
--------------------------------------------------------------------------------------------------
                                                              329,890         319,776      310,023
                                                              ------------------------------------

Income from operations                                         28,327          31,550       42,446
Interest income                                                   961           1,058        1,197
Interest expense                                                 (668)           (331)        (947)
Equity income                                                   1,111             606          526
--------------------------------------------------------------------------------------------------

Income before income taxes and minority interest               29,731          32,883       43,222
Provision for income taxes                                      9,522          10,680       14,280
--------------------------------------------------------------------------------------------------

Income before minority interest                                20,209          22,203       28,942
Minority interest expense                                         848             817          613
--------------------------------------------------------------------------------------------------

Net income                                                   $ 19,361        $ 21,386     $ 28,329
==================================================================================================

Earnings per basic share                                     $   1.20        $   1.33     $   1.78
==================================================================================================

Earnings per diluted share                                   $   1.18        $   1.31     $   1.73
==================================================================================================

Shares used in basic earnings per share calculations           16,148          16,077       15,936
Shares used in diluted earnings per share calculations         16,388          16,357       16,409


The accompanying notes are an integral part of these financial statements.

Ionics, Incorporated


Consolidated Balance Sheets

December 31

Dollars in Thousands, Except Share Amounts                                                   1999             1998
------------------------------------------------------------------------------------------------------------------
Assets
Current assets:

    Cash and cash equivalents                                                            $ 13,169         $ 28,770
    Short-term investments                                                                    195              359
    Notes receivable, current                                                               5,374            4,144
    Accounts receivable                                                                   120,407          111,844
    Receivables from affiliated companies                                                   1,231            2,329
    Inventories                                                                            33,880           31,549
    Other current assets                                                                   14,816            8,098
    Deferred income taxes                                                                   4,730                -
------------------------------------------------------------------------------------------------------------------
       Total current assets                                                               193,802          187,093
------------------------------------------------------------------------------------------------------------------
Notes receivable, long-term                                                                10,027            8,824
Investments in affiliated companies                                                        10,752            7,057
Property, plant and equipment, net                                                        227,250          195,683
Other assets                                                                               59,075           53,466
------------------------------------------------------------------------------------------------------------------
       Total assets                                                                      $500,906         $452,123
==================================================================================================================


Liabilities and Stockholders' Equity
Current liabilities:

     Notes payable and current portion of long-term debt                                 $ 25,514         $  6,873
     Accounts payable                                                                      41,867           37,361
     Other current liabilities                                                             32,094           38,052
     Income taxes                                                                               -            3,648
------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                           99,475           85,934
------------------------------------------------------------------------------------------------------------------
Long-term debt and notes payable                                                            8,351            1,519
Deferred income taxes                                                                      26,803           17,036
Other liabilities                                                                           4,425            2,036
Commitments and contingencies                                                                   -                -
Stockholders' equity:
     Common stock, par value $1, authorized shares: 55,000,000 in 1999 and 1998;
        issued and outstanding: 16,201,483 in 1999 and 16,116,649 in 1998                  16,201           16,117
     Additional paid-in capital                                                           159,288          157,571
     Retained earnings                                                                    199,304          179,943
     Accumulated other comprehensive income                                               (12,905)          (7,889)
     Unearned compensation                                                                    (36)            (144)
------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                         361,852          345,598
------------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                        $500,906         $452,123
==================================================================================================================


The accompanying notes are an integral part of these financial statements.

Ionics, Incorporated

Consolidated Statements of Cash Flows

For the years ended December 31
Dollars in Thousands                                                            1999           1998            1997
-------------------------------------------------------------------------------------------------------------------

Operating activities:

   Net income                                                                $19,361        $21,386         $28,329
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                            26,464         25,519          25,833
     Amortization of intangibles                                               2,333          1,695           1,214
     Provision for losses on accounts and notes receivable                     2,643          1,319           1,408
     Deferred income tax provision                                             3,723          2,478           5,571
     Compensation expense on restricted stock awards                             108            108             108
     Changes in assets and liabilities, net of effects of businesses acquired:
       Notes receivable                                                       (3,539)          (168)         (2,264)
       Accounts receivable                                                   (11,405)       (14,695)         (7,865)
       Inventories                                                            (2,081)        (2,773)         (2,395)
       Deferred income taxes and other current assets                        (11,566)        (1,461)          2,594
       Investments in affiliates                                              (4,232)        (2,815)         (1,106)
       Accounts payable and accrued expenses                                  (1,640)        20,267          (5,219)
       Income taxes                                                            5,234           (218)          2,470
       Other                                                                   1,502         (4,851)           (988)
-------------------------------------------------------------------------------------------------------------------
                            Net cash provided by operating activities         26,905         45,791          47,690
                                                                              -------------------------------------

Investing activities:

   Additions to property, plant and equipment                                (61,515)       (42,196)        (33,510)
   Disposals of property, plant and equipment                                  2,177          1,882          10,114
   Sale and maturity of short-term investments                                   164            137               -
   Acquisitions, net of cash acquired                                         (8,513)             -         (11,016)
-------------------------------------------------------------------------------------------------------------------
                            Net cash used by investing activities            (67,687)       (40,177)        (34,412)
                                                                              -------------------------------------

Financing activities:

   Principal payments on current debt                                        (10,393)       (15,339)        (17,077)
   Proceeds from borrowings of current debt                                   28,762          9,716          14,937
   Principal payments on long-term debt                                         (756)            (8)            (31)
   Proceeds from borrowings of long-term debt                                  7,093            419             363
   Proceeds from stock option plans                                            1,424          2,447           3,188
-------------------------------------------------------------------------------------------------------------------
                           Net cash provided (used) by financing activities   26,130         (2,765)          1,380
                                                                              -------------------------------------
Effect of exchange rate changes on cash                                         (949)           134          (1,140)
                                                                              -------------------------------------
Net change in cash and cash equivalents                                      (15,601)         2,983          13,518
Cash and cash equivalents at end of prior year                                28,770         25,787          12,269
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of current year                             $13,169        $28,770         $25,787
===================================================================================================================

The accompanying notes are an integral part of these financial statements.

Ionics, Incorporated


Consolidated Statements of Stockholders' Equity
                                                                                           Accumulated
                                                                   Additional                 Other                      Total
                                                Common Stock         Paid-In     Retained Comprehensive    Unearned   Stockholders'
Dollars in Thousands                        Shares     Par Value     Capital     Earnings     Income     Compensation   Equity
-----------------------------------------------------------------------------------------------------------------------------------

Balance December 31,  1996                15,823,205    $15,823     $149,337    $130,228    $ (2,811)      $(360)      $292,217

Comprehensive income:
   Net income                                      -          -            -      28,329           -           -         28,329
   Translation adjustments,
     net of tax of $2,690                          -          -            -           -      (6,315)          -         (6,315)
                                                                                                                       --------
Total comprehensive income                                                                                               22,014
                                                                                                                       --------

Stock options exercised                      163,214        163        3,025           -           -           -          3,188
Tax benefit of stock option activity               -          -        1,421           -           -           -          1,421
Other activity                                14,866         15          696           -           -           -            711
Amortization of unearned compensation              -          -            -           -           -         108            108
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997                 16,001,285     16,001      154,479     158,557      (9,126)       (252)       319,659

Comprehensive income:
   Net income                                      -          -            -      21,386           -           -         21,386
   Translation adjustments,
     net of tax of $(619)                          -          -            -           -       1,237           -          1,237
                                                                                                                       --------
Total comprehensive income                                                                                               22,623
                                                                                                                       --------

Stock options exercised                      115,364        116        2,331           -           -           -          2,447
Tax benefit of stock option activity               -          -          761           -           -           -            761
Amortization of unearned compensation              -          -            -           -           -         108            108
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                 16,116,649     16,117      157,571     179,943      (7,889)       (144)       345,598

Comprehensive income:

   Net income                                      -          -            -      19,361           -           -         19,361
   Translation adjustments,
     net of tax of $2,497                          -          -            -           -      (5,016)          -         (5,016)
                                                                                                                       --------
Total comprehensive income                                                                                               14,345
                                                                                                                       --------

Stock options exercised                       82,033         82        1,258           -           -           -          1,340
Tax benefit of stock option activity               -          -          377           -           -           -            377
Shares issued to directors                     2,801          2           82           -           -           -             84
Amortization of unearned compensation              -          -            -           -           -         108            108
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1999                 16,201,483    $16,201     $159,288    $199,304    $(12,905)      $ (36)      $361,852
                                          =====================================================================================

The accompanying notes are an integral part of these financial statements.

Ionics, Incorporated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Nature of Operations

The Company is involved worldwide in the manufacture and sale of membranes, equipment for the purification, concentration, treatment and analysis of water and wastewater, in the supply of purified water, food and chemical products, and in the sale of bottled water and home water purifiers. Principal markets include the United States, Europe and Asia as well as other international markets.

Basis of Presentation

Certain prior year amounts have been reclassified to conform to the current year presentation with no impact on net income.

Principles of Consolidation

The consolidated  financial  statements include the accounts of the Company, its
wholly  and   majority-owned   subsidiaries  and  controlled   affiliates.   All
significant intercompany accounts and transactions have been eliminated.

Investments in affiliated companies, representing non-controlling ownership interests, are accounted for under the equity method.

Revenue Recognition

Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,686,000, $1,470,000 and $1,380,000 in 1999, 1998 and 1997, respectively, is included in revenues.

Most equipment leases to customers are accounted for as operating leases and, therefore, rental revenues are recognized over the life of the lease and the cost of the equipment is depreciated over its useful life. Some leases are accounted for as sales-type leases wherein the present value of the lease revenues and costs are recognized at the time of shipment of the product.

Revenues from large contracts are recognized using the percentage completion method of accounting in the proportion that costs incurred bear to total estimated costs at completion. Losses, if any, are provided for in the period in which the loss is determined.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. This bulletin summarizes certain views of the staff on applying generally accepted accounting principles to revenue recognition in financial statements. The staff believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. The Company believes that its current revenue recognition policy complies with the Commission's guidelines.

Cash Equivalents

Short-term investments with a maturity of 90 days or less from the date of acquisition are classified as cash equivalents.

Ionics, Incorporated

Investments

Management determines the appropriate classification of its investment in debt securities at the time of purchase. Debt securities which the Company has the ability and positive intent to hold to maturity are classified accordingly and carried at cost. The Company is not involved in activities classified as the trading of investments.

Notes Receivable

Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $213,000 and $363,000 at December 31, 1999 and 1998, respectively.

Inventories

Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $957,000, $616,000 and $238,000 in 1999, 1998 and 1997, respectively. In general, depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:

Classification                                               Depreciation Lives
--------------                                               ------------------
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

Goodwill

Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis over its estimated useful life, which generally is a period ranging from 10 to 40 years. The Company evaluates the realizability of goodwill based upon expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance.

Foreign Exchange

Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction gains/(losses) included in income before income taxes and minority interest totaled $11,000, $(28,000) and $100,000 for 1999, 1998 and 1997, respectively.

Ionics, Incorporated

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

Derivative Instruments and Hedging Activities

In June 1999, the Financial  Accounting  Standards Board (FASB) issued Statement
of   Financial   Accounting   Standards   (SFAS)  No.  137, "Accounting  for
Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS No.137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for the fiscal year 2001 which commences on January 1, 2001. This Statement should not have a material effect on the Company's financial statements.


Note 2. Consolidated Balance Sheet Details
Dollars in Thousands                             1999                1998
-------------------------------------------------------------------------
Raw materials                                $ 20,216            $ 19,164
Work in process                                 8,913               8,523
Finished goods                                  4,751               3,862
-------------------------------------------------------------------------
Inventories                                  $ 33,880            $ 31,549
=========================================================================

Land                                         $  8,352            $  8,194
Buildings                                      44,858              41,594
Machinery and equipment                       299,303             259,885
Other, including furniture,
  fixtures and vehicles                        49,119              44,267
-------------------------------------------------------------------------
                                              401,632             353,940
Accumulated depreciation                     (174,382)           (158,257)
-------------------------------------------------------------------------
Property, plant and equipment, net           $227,250            $195,683
=========================================================================

Goodwill                                     $ 62,631            $ 53,377
Accumulated amortization                       (9,164)             (6,831)
Other                                           5,608               6,920
-------------------------------------------------------------------------
Other assets                                 $ 59,075            $ 53,466
=========================================================================

Customer deposits                            $  2,671            $  3,965
Accrued commissions                             2,362               2,203
Accrued expenses                               27,061              31,884
-------------------------------------------------------------------------
Other current liabilities                    $ 32,094            $ 38,052
=========================================================================

Ionics, Incorporated


Note 3.   Supplemental Schedule of Cash and Non-Cash Flow Information
Dollars in Thousands                                    1999             1998              1997
-----------------------------------------------------------------------------------------------
Cash payments for interest
   and income taxes:
   Interest                                          $ 1,740           $  685           $   634
   Taxes                                             $ 7,534           $8,481           $ 2,860
Liabilities assumed in
   conjunction with acquisitions:
   Fair value of assets purchased                    $11,300           $    -           $19,352
   Net cash paid                                      (8,513)               -           (11,016)
-----------------------------------------------------------------------------------------------
Liabilities assumed                                  $ 2,787           $    -           $ 8,336
===============================================================================================


Note 4.  Accounts Receivable
Dollars in Thousands                        1999             1998
-----------------------------------------------------------------
Billed receivables                      $ 80,647         $ 74,059
Unbilled receivables                      43,167           40,313
Allowance for doubtful accounts           (3,407)          (2,528)
-----------------------------------------------------------------
Accounts receivable                     $120,407         $111,844
=================================================================

Unbilled receivables represent the excess of revenues recognized on percentage completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones. Substantially all of the unbilled amounts at December 31, 1999 are expected to be billed during 2000.

Billed receivables include retainage amounts of $1,416,000 and $3,654,000 at December 31, 1999 and 1998, respectively. Substantially all of the retainage amounts are collectible within one year.

Note 5.  Investments in Affiliated Companies

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled or treated water and the sale of equipment and replacement parts.

                                                                     Ownership
Affiliate                                                            Percentage
-------------------------------------------------------------------------------
Agrinord S.r.l. - Italy                                                   50%
Aguas Tratadas de Cadereyta S.A. de C.V. - Mexico                         20%
Aguas Tratadas de Madero, S.A. de C.V. - Mexico                           20%
Aqua Cool Kuwait - Kuwait                                                 49%
Aqua Cool Saudi Arabia - Saudi Arabia                                     40%
Aqua Design Ltd. - Cayman Islands                                         39%
Jalal-Ionics, Ltd. - Bahrain                                              40%
Mega a.s. - Czech Republic                                                25%
Watlington Waterworks, Ltd. - Bermuda                                     26%
Yuasa-Ionics Co., Ltd. - Japan                                            50%


The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

Activity in investments in affiliated companies:

Ionics, Incorporated

Dollars in Thousands                               1999       1998        1997
------------------------------------------------------------------------------
Investments at end
   of prior year                                $ 7,057     $3,983      $2,908
Equity in earnings                                1,111        606         526
Distributions received                             (475)      (396)       (575)
Cumulative translation
   adjustments                                     (540)       172          (7)
Reclassification of Watlington
   Waterworks from other
   assets resulting from change in
   ownership interest                                 -      1,208           -
Additional investments                            3,599      1,484       1,131
------------------------------------------------------------------------------
Investments at end of current year              $10,752     $7,057      $3,983
==============================================================================


At December 31, 1999, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $24,171,000 and $13,419,000, respectively. The Company's equity in the 1999 total revenues of these affiliates was $7,962,000.

Note 6.  Commitments and Contingencies

Litigation

The Company is involved in the normal course of its business in various litigation matters, some of which are in the pre-trial discovery stages. The Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or business of the Company.

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

The Attorney General of the Commonwealth of Massachusetts has been conducting an investigation into certain former operations of a division of the Company during portions of the years 1991 through 1995. The Company has cooperated with this investigation of possible violations of environmental statutes and regulations that relate to one facility that ceased operations in 1995. The Company cannot predict the outcome of this matter, but it may result in administrative, civil or criminal charges and/or monetary payments.

On March 27, 1998, the Company was served with a summons and complaint in connection with a lawsuit now captioned United States Filter Corporation, U.S. Filter/Ionpure, Inc., IP Holding Company, Millipore Corporation and Millipore Investment Holdings Limited v. Ionics, Incorporated, filed in the U.S. District Court, District of Massachusetts (Boston). Plaintiffs allege that the Company is infringing a certain reissue patent, which issued on March 10, 1998, by making, selling, offering to sell and using the Company's electrodeionization (EDI) systems within the United States. On June 10, 1999, the Company was served with a second summons and complaint alleging infringement of six EDI-related patents issued earlier than the reissue patent which is the subject of the first lawsuit. The Company, which pioneered the development of the EDI process over 30 years ago and holds a number of patents related to EDI technology, believes that it has valid defenses to the plaintiffs' infringement claims and intends vigorously to defend itself in this litigation, which is in the discovery stages.

Ionics, Incorporated

Other Matters

As of December 31, 1999, the Company had incurred $1 million of costs relating primarily to providing assistance to a project company in obtaining financing for, and preliminary project management and design work on, a $120 million seawater desalination project in Trinidad announced in September 1999. Project financing for this project has not yet been obtained. If it were to be determined that financing for this project was not available, such costs would then be expensed, along with approximately $2 million expected to be incurred in 2000 prior to a determination concerning project financing.

Note 7.   Long-Term Debt and Notes Payable
Dollars in Thousands                                  1999          1998
------------------------------------------------------------------------
Borrowings outstanding                             $33,865        $8,392
Less installments due within one year               25,514         6,873
------------------------------------------------------------------------
Long-term debt and notes payable                   $ 8,351        $1,519
========================================================================


Maturities of borrowings outstanding for the five years ending December 31, 2000 through 2004 are approximately $25,514,000, $2,191,000, $810,000, $787,000 and
$770,000, respectively.

The Company has domestic credit arrangements with various banks under which it can borrow up to an aggregate of approximately $35 million, at the prime rate (8.5% at December 31, 1999), the money market rate (5.75% at December 31, 1999) or the London Interbank Offered Rate (LIBOR) plus 1/2% (6.68% at December 31,
1999), at the Company's option. The Company had outstanding borrowings of $14,500,000 against these lines of credit at December 31, 1999. There were no borrowings against these lines of credit at December 31, 1998.

Under foreign lines of credit, excluding those related to specific project financing, the Company can borrow an aggregate of approximately $6.6 million at interest rates of LIBOR plus 1/2% (6.68% at December 31, 1999) or at the lending bank's Base Cost of Funds plus 1 3/4% (5.25% at December 31, 1999). The Company had outstanding borrowings of $6.4 million and $1.2 million against these lines of credit at December 31, 1999 and 1998, respectively.

The Company has arranged two lines of credit totaling $8.2 million for its controlled affiliate in Barbados to provide project financing for a desalination plant at LIBOR plus 2% (8.18% at December 31, 1999) for its $5.5 million line and at a fixed rate of 8% for its $2.7 million line. These lines of credit are payable in equal quarterly installments over a ten-year period beginning in 2000. The controlled affiliate had outstanding borrowings of $7.2 million against these lines of credit at December 31, 1999. These lines of credit were not open at December 31, 1998.

The Company utilizes other short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants typical to such agreements relating to working capital and to consolidated tangible net worth. The weighted-average interest rate on all borrowings at December 31, 1999 and 1998 was approximately 7% and 10%, respectively.

Ionics, Incorporated

Note 8.  Income Taxes

The components of domestic and foreign income before income taxes and minority interest were as follows:

Dollars in Thousands                    1999            1998            1997
----------------------------------------------------------------------------
U.S.                                 $15,317         $21,468         $27,450
Non-U.S.                              14,414          11,415          15,772
----------------------------------------------------------------------------
Income before income taxes
   and minority interest             $29,731         $32,883         $43,222
============================================================================


The provision for income taxes consisted of the following:
Dollars in Thousands                    1999           1998        1997
-----------------------------------------------------------------------
  Federal                             $1,353        $ 4,925     $ 5,891
  Foreign                              3,814          2,386       2,276
  State                                  632            891         542
-----------------------------------------------------------------------
Current provision                      5,799          8,202       8,709
-----------------------------------------------------------------------
  Federal                              4,176          2,317       3,599
  Foreign                               (318)          (116)        996
  State                                 (135)           277         976
-----------------------------------------------------------------------
Deferred provision                     3,723          2,478       5,571
-----------------------------------------------------------------------
Provision for income taxes            $9,522        $10,680     $14,280
=======================================================================

Ionics, Incorporated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1999, the tax effects of the temporary differences were:


Dollars in Thousands                            Tax Assets       Liabilities
----------------------------------------------------------------------------
Depreciation                                       $     -           $19,310
Goodwill amortization                                    -               876
Inventory valuation                                  2,641                 -
Bad debt reserves                                      324                 -
Accrued commissions                                    542                 -
Profit on sales to foreign subsidiaries                862                 -
Insurance accruals                                     720                 -
U.S. tax on unrepatriated earnings                       -             5,692
Alternative minimum tax                              2,307                 -
Foreign withholding taxes on
   undistributed earnings                                -             1,956
Foreign deferred liabilities, net                        -             3,856
Tax effect of currency translation loss              4,786                 -
Net operating loss carryforwards                     4,099                 -
Miscellaneous                                        2,320             3,703
----------------------------------------------------------------------------
                                                    18,601            35,393
Valuation allowance for deferred tax assets         (1,800)                -
----------------------------------------------------------------------------
Deferred income taxes                              $16,801           $35,393
============================================================================

The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                                             1999         1998          1997
----------------------------------------------------------------------------
U.S. Federal statutory rate                  35.0%        35.0%         35.0%
Foreign Sales Corporation                    (2.1)        (2.1)         (1.5)
Goodwill                                      1.0          0.4           0.1
State income taxes, net of
   federal tax benefit                        1.7          2.3           2.3
Foreign income taxed at
  different rates                            (3.8)        (3.0)         (3.3)
Other, net                                    0.2         (0.1)          0.4
----------------------------------------------------------------------------
Effective tax rate                           32.0%        32.5%         33.0%
============================================================================


At December 31, 1999, the Company had unused tax loss carryforward benefits of $4,099,000 (expiring in fiscal years 2004 to 2009). Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 1999 and 1998. In the event this valuation allowance is no longer considered necessary, the valuation allowance will reduce the related entity's goodwill. The remaining unreserved portion is considered to be realizable. $2,299,000 of the net unused tax loss carryforward benefit has been included in other assets at December 31, 1999.

The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $5,065,000, $3,932,000 and $2,843,000 as of December 31, 1999, 1998 and 1997, respectively.

Ionics, Incorporated

Note 9.  Stockholders' Equity

The Company adopted the disclosure-only provision of SFAS No. 123 "Accounting for Stock-Based Compensation" in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1999, 1998 and 1997: expected volatility of 30.5% in 1999, 27.3% in 1998 and 23.4% in 1997; weighted-average, risk-free interest rates of 5.27%, 5.41% and 6.33% in 1999, 1998 and 1997, respectively; and expected lives of five years. No dividends are assumed. The weighted-average fair value of options granted during 1999, 1998 and 1997 was $11.07, $10.43 and $15.88, respectively.

At December 31, 1999, the Company had the stock-based compensation plans described below. The Company applies Accounting Principles Board Opinion 25 in accounting for its plans. Accordingly, any difference between the option price and the fair market value of the stock at the date of grant is charged to operations over the expected period of benefit to the Company. Had compensation cost for the Company's plans been determined based on the fair value of the options at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted. On a pro forma basis, net income as reported for 1999 of $19.4 million would have been $16.6 million, 1998 net income of $21.4 million would have been $19.3 million and 1997 net income of $28.3 million would have been $26.7 million. Diluted earnings per share as reported for 1999 of $1.18 would have been $1.01, 1998 diluted earnings per share of $1.31 would have been $1.18 and 1997 diluted earnings per share of $1.73 would have been $1.63. Basic earnings per share as reported for 1999 of $1.20 would have been $1.03, 1998 basic earnings per share of $1.33 would have been $1.20 and 1997 basic earnings per share of $1.78 would have been $1.67. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future awards, which are anticipated. SFAS No. 123 does not apply to awards prior to 1995.

Under the 1979 Stock Option Plan (the "1979 Plan"), stock options (only non-qualified stock options after February 1989) were granted to officers and other key employees of the Company. Options granted under the 1979 Plan are immediately exercisable, are subject to repurchase rights that lapse generally over a five-year period, and have a term of ten years and one day. Effective May 8, 1997, the 1979 Plan was replaced by the 1997 Stock Incentive Plan (the "1997 Plan"), and no additional options will be granted under the 1979 Plan. At December 31, 1999 and 1998, respectively, no shares were reserved for issuance of additional options under the 1979 Plan.

Under the 1997 Plan, incentive stock options, non-qualified stock options, and long-term performance awards may be awarded to officers and other key employees as well as to consultants. The 1997 Plan contains an automatic addition provision under which a number of shares equal to two percent (2%) of the Company's outstanding stock will be added to the 1997 Plan at the end of each of the four fiscal year-ends of the Company following adoption of the 1997 Plan, commencing December 31, 1997. At December 31, 1999 and 1998, there were 835,950 and 526,373 shares, respectively, reserved for issuance of additional options under the 1997 Plan after giving effect to the automatic addition provision. Options granted under the 1997 Plan vest over a five-year period and have a term of ten years.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options are granted automatically at a price not less than the fair market value of the stock at the date of grant. The options become fully exercisable after a six-month period, are exercisable only during certain "window" periods, and have a term of ten years and one day. As of December 31, 1999 and 1998, 54,000 and 62,500 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five-year vesting period. No shares were issued under the 1994 Plan in 1999, 1998 and 1997. As of December 31, 1999, a total of 280,178 shares remain reserved for issuance.

Ionics, Incorporated

On August 19, 1998, the Company adopted the 1998 Non-Employee Directors' Fee Plan ("Fee Plan"). The Fee Plan permits non-employee directors to elect to receive payment of their annual retainer fee in cash or in common stock. The valuation of the common stock is based on the last reported sales price of the common stock on the New York Stock Exchange on the trading date next preceding the date of the Board meeting at which payment will be made. Annual retainer fees are paid in two equal installments during the year. A total of 97,199 shares were reserved for issuance under the Fee Plan as of December 31, 1999.

A summary of the status of the Company's stock option plans as of December 31, 1999, 1998 and 1997 and changes during the years ending on those dates is presented below:

                                                      1999                    1998                   1997
------------------------------------------------------------------     -------------------    ------------------
                                                         Weighted-               Weighted-             Weighted-
                                                           Average                 Average               Average
                                                          Exercise                Exercise              Exercise
Options in Thousands                          Options        Price     Options       Price    Options      Price
------------------------------------------------------------------     -------------------    ------------------

Outstanding at end of prior year                2,796       $29.70       2,035      $29.31      2,200     $28.39
Granted                                            80        30.27         956       29.81         55      45.99
Exercised                                         (82)       16.31        (115)      21.25       (163)     19.56
Canceled                                          (60)       33.25         (80)      33.48        (57)     37.80
----------------------------------------------------------------------------------------------------------------
Outstanding at end of current year              2,734       $30.04       2,796      $29.70      2,035     $29.31
Options exercisable at year-end                 1,918       $30.29       1,814      $29.89      1,964     $29.44


The following table summarizes the information about stock options outstanding at December 31, 1999:

Options in Thousands                              Options Outstanding                Options Exercisable
--------------------                              -------------------                -------------------
                                               Weighted-
                                                 Average          Weighted                     Weighted-
                                    Number     Remaining           Average         Number        Average
Range of                       Outstanding      Contract          Exercise    Exercisable       Exercise
Exercise Prices                at 12/31/99         Years             Price    at 12/31/99          Price

$12.25                                  91           0.7            $12.25             82        $12.25
$19.75-$25.63                          916           3.7             22.07            916         22.07
$27.00-$29.88                          991           8.5             29.38            205         29.22
$30.00-$33.81                           30           8.8             32.47             21         33.39
$42.38-$48.25                          706           6.8             43.48            694         43.50
-------------------------------------------------------------------------------------------------------
$12.25-$48.25                        2,734           6.2            $30.04          1,918        $30.29

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares are normally acquired for the plan in the open market. Through December 31, 1999, no shares had been issued under the plan.

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

Ionics, Incorporated

Note 10. Earnings Per Share Calculations (EPS)
Dollars in Thousands,
Except Per Share Amounts            For the Year Ended 1999          For the Year Ended 1998        For the Year Ended 1997
------------------------            -----------------------          -----------------------        -----------------------
                                     Net          Per Share          Net           Per Share        Net           Per Share
                                  Income   Shares    Amount       Income    Shares    Amount     Income     Shares   Amount
-----------------------------------------------------------       --------------------------     --------------------------
Basic EPS
  Income available to
  common stockholders            $19,361   16,148     $1.20      $21,386    16,077     $1.33    $28,329     15,936    $1.78
  Effect of dilutive stock
  options                              -      240      (.02)           -       280      (.02)         -        473     (.05)
---------------------------------------------------------------------------------------------------------------------------
Diluted EPS                      $19,361   16,388     $1.18      $21,386    16,357     $1.31    $28,329     16,409    $1.73
===========================================================================================================================

The effect of dilutive stock options excludes those stock options for which the impact would have been antidilutive based on the exercise price of the options. The number of options that were antidilutive at December 31, 1999 and 1998 were 1,661,000 and 729,000, respectively.

Note 11. Operating Leases

The Company leases equipment, primarily for industrial water purification and bottled water coolers, to customers through operating leases. The original cost of this equipment was $118,495,000 and $102,498,000 at December 31, 1999 and 1998, respectively. The accumulated depreciation for such equipment was $46,964,000 and $42,539,000 at December 31, 1999 and 1998, respectively.

At December 31, 1999, future minimum rentals receivable under noncancelable operating leases in the years 2000 through 2004 and later were approximately $29,960,000, $26,414,000, $24,178,000, $21,905,000, $19,968,000 and
$126,994,000, respectively.

The Company leases facilities and personal property under various operating leases. Future minimum payments due under lease arrangements are as follows:
$4,253,000 in 2000,  $3,178,000 in 2001,  $2,742,000 in 2002, $2,108,000 in 2003
and $2,076,000 in 2004. Rent expense under these leases was approximately $4,368,000, $4,428,000 and $3,928,000 for 1999, 1998 and 1997, respectively.

Note 12. Profit-Sharing and Pension Plans

The Company has a contributory profit-sharing plan (defined contribution plan) which covers employees of the Company who are members of the Bridgeville, Pennsylvania Fabricated Products Division. Company contributions to the defined contribution plan are made from pretax profits, may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $281,000, $254,000 and $253,000 in 1999, 1998 and 1997, respectively.

Ionics, Incorporated

The Company also has a contributory defined benefit pension plan for its other domestic employees. Benefits are based on years of service and the employee's average compensation. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. The plan's assets are comprised of money market funds, equity funds, short-term bonds and intermediate-term bonds.

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1999 and 1998:

Dollars in Thousands                                     1999             1998
------------------------------------------------------------------------------
Change in Benefit Obligation

Benefit obligation as of prior year-end               $15,296          $13,591
Service cost                                            1,239            1,347
Interest cost                                           1,186              987
Actuarial gain                                         (2,347)            (161)
Expenses paid                                            (105)            (117)
Benefits paid                                            (805)            (351)
------------------------------------------------------------------------------
Projected benefit obligation as of year-end           $14,464          $15,296
==============================================================================

Change in Plan Assets

Fair value of plan assets as of prior year-end        $14,145          $12,731
Actual return on plan assets                             (178)           1,132
Employer contributions                                  3,201              750
Expenses paid                                            (105)            (117)
Benefits paid                                            (805)            (351)
------------------------------------------------------------------------------
Fair value of plan assets as of year-end              $16,258          $14,145
==============================================================================

Funded Status

Funded status as of year-end                          $ 1,794          $(1,151)
Unrecognized transition asset                            (203)            (256)
Unrecognized prior service cost                           412              449
Unrecognized net actuarial loss                           870            1,817
------------------------------------------------------------------------------
Prepaid benefit cost as of year-end                   $ 2,873          $   859
==============================================================================

The expense of the defined benefit plan was as follows:
Dollars in Thousands                    1999              1998             1997
-------------------------------------------------------------------------------

Components of Net Periodic
Benefit Cost

Service cost                          $1,239            $1,347           $1,172
Interest cost                          1,186               987              932
Expected return on plan assets        (1,376)           (1,153)            (879)
Amortization of transition asset         (53)              (53)             (53)
Amortization of prior service cost        37                37               37
Recognized net actuarial loss            155                 1               48
-------------------------------------------------------------------------------
Net periodic benefit cost             $1,188            $1,166           $1,257
===============================================================================


The Company determined the defined benefit plan's funded status and amounts recognized in the Company's balance sheet and the expense of the defined benefit plan using the following assumptions: expected return on plan assets of 9.0% in 1999, 1998 and 1997; rate of compensation increase of 4.75% in 1999 and 1998 and of 5.0% in 1997; and a discount rate of 8.25% in 1999, 6.75% in 1998 and 7.0% in
1997.

Ionics, Incorporated

The Ionics Section 401(k) Stock Savings Plan is available to substantially all U.S. employees of the Company. Employees may contribute from 1% to 12% of compensation subject to certain limits. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $735,000, $778,000 and $749,000 in 1999, 1998 and 1997, respectively, under this plan.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.

Note 13.  Financial Instruments

Off-Balance-Sheet Risk

The Company issues letters of credit and performance bonds as guarantees for various performance and bid obligations. Approximately $72.9 million and $30.1 million of these guarantees were outstanding at December 31, 1999 and 1998, respectively. Approximately 39% of the guarantees outstanding at December 31, 1999 are scheduled to expire in 2000. These instruments were executed with creditworthy institutions. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 1999 and had $318,000 of foreign exchange contracts outstanding at December 31, 1998.

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

Investments in Securities

Realized gains and losses from the sale of debt and equity securities during fiscal 1999 and 1998 were not significant.

Long-term investments, maturing in 2001, 2003 and 2004, which the Company intends to hold to maturity have been recorded at a net cost of $2,228,000 and $1,640,000 at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the Company also had short-term investments of $195,000 and $359,000, respectively, which the Company intends to hold to maturity. The cost of these investments approximates fair value.

Note 14.  Acquisitions

1999 Purchases

M2 Innovative Solutions, Inc.

In January 1999, the Company acquired a 100% interest in M2 Innovative Solutions, Inc. (now called Ionics Life Sciences, Inc.) for approximately $2.6 million. Additional payments of up to $1,425,000 may be required depending upon the achievement of certain future operating results. Such payments will increase the purchased goodwill of Ionics Life Sciences, Inc.

Ionics, Incorporated

The acquisition was accounted for under the purchase method with the results of Ionics Life Sciences included from January 1, 1999. Goodwill of approximately $2.6 million is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Ionics Life Sciences is a supplier of ultrapure water products and services, including validated pharmaceutical systems, to the life sciences industry.

Aquarelle SA

In January 1999, the Company acquired a 100% interest in Aquarelle SA for approximately $4.4 million. The acquisition was accounted for under the purchase method with the results of Aquarelle SA included from January 1, 1999. Goodwill of approximately $4 million is being amortized on a straight-line basis over a 20-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Aquarelle is a French company in the five-gallon bottled water market.

Agar Technologies Process and Environmental Control, Ltd.

In January 1999, the Company acquired a 100% interest in Agar Technologies Process and Environmental Control, Ltd. (now called Ionics Agar Environmental Ltd.) for approximately $1.5 million. Additional payments may be required depending upon the achievement of certain future operating results. Such payments will increase the purchased goodwill of Ionics Agar Environmental Ltd.

The acquisition was accounted for under the purchase method with the results of Ionics Agar included from January 1, 1999. Goodwill of approximately $1.9 million is being amortized on a straight-line basis over 20 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Ionics Agar is an Israeli company which produces instruments that monitor, detect and measure oil on water surfaces.

Prior Years' Purchases

Enersave Engineering Systems Sdn Bhd

In September 1997, the Company acquired a 55% ownership interest in Enersave Engineering Systems Sdn Bhd (now Ionics Enersave Sdn Bhd) for approximately $9.6 million. An additional payment of $135,000 was made in 1999 based upon the achievement of certain operating results. This payment increased the purchased goodwill of Ionics Enersave.

The acquisition was accounted for under the purchase method with the results of Ionics Enersave included from September 1, 1997. Goodwill of approximately $10.5 million is being amortized on a straight-line basis over 30 years. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Fiscal 1997 revenues for the period prior to September 1997 were approximately $10 million. Ionics Enersave, a Malaysian company with operations in Malaysia and China, is a supplier of water and wastewater treatment systems and services in Southeast Asia.

Watertec Engineering Pty. Ltd.

Effective September 1, 1997, the Company acquired 100% of the assets and liabilities of Watertec Engineering Pty. Ltd., as Trustee of Watertec Engineering Unit Trust and two related corporations (together Ionics Watertec) for an initial payment of $1.9 million. An additional payment of $305,000 was made in 1998 based upon the achievement of certain operating results. This payment increased the purchased goodwill of Ionics Watertec.

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

Ionics, Incorporated

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

Instrument Business Group - instruments for the analysis and on-line monitoring of certain constituents, impurities or contaminants in water or wastewater for industrial and municipal customers.

The accounting policies of the four business group segments are the same as those described in "Significant Accounting Policies." The Company evaluates the performance of each business group segment and considers allocation of resources to it based on earnings before interest, taxes, and minority interest (EBIT), and the evaluation of EBIT with respect to capital employed.

The business group structure reflects the segmentation of the product lines, services, and markets within defined areas of management responsibility. Four business group managers, one for each of the reportable segments, are directly accountable to, and maintain regular contact, with the Chief Operating Officer and the Chief Executive Officer to discuss operating activities, financial results, forecasts and plans.

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

Included in the United States segment are export sales of approximately 16%, 23% and 22% for 1999, 1998 and 1997, respectively. Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 44%, 47% and 41% in 1999, 1998 and 1997, respectively.

Ioncs, Incorporated


Information about the Company's operations by geographic area follows:
                                         United
Dollars in Thousands                     States    International         Total
------------------------------------------------------------------------------
1999

Revenue - unaffiliated customers        $239,591        $118,626       $358,217
Long-lived assets                        192,416         104,661        297,077
-------------------------------------------------------------------------------
1998

Revenue - unaffiliated customers        $242,363        $108,963       $351,326
Long-lived assets                        170,528          85,678        256,206
-------------------------------------------------------------------------------
1997

Revenue - unaffiliated customers        $264,604        $ 87,865       $352,469
Long-lived assets                        156,020          76,517        232,537
-------------------------------------------------------------------------------

Ionics, Incorporated




                                                            Equipment     Ultrapure    Consumer  Instrument
                                                             Business         Water       Water    Business
Dollars in Thousands                                            Group         Group       Group       Group   Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
1999
Revenue - unaffiliated customers                             $140,655      $ 93,562    $ 96,569     $27,431$   $      -    $358,217
Inter-segment transfers                                         2,214           593           -       1,926      (4,733)          -
Income from operations                                         14,507         3,842      10,869       2,148      (3,039)     28,327
Equity income                                                     444             -         667           -           -       1,111
Earnings before interest, taxes and minority interest (EBIT)   14,951         3,842      11,536       2,148      (3,039)     29,438
Interest income                                                     -             -           -           -           -         961
Interest expense                                                    -             -           -           -           -        (668)
Income before income taxes and minority interest                    -             -           -           -           -      29,731
Capital employed                                              177,506       106,190     140,697      30,124     (58,800)    395,717
Identifiable assets                                           209,798       111,128     153,069      17,657      (1,498)    490,154
Investments in affiliated companies                             7,503             -       3,249           -           -      10,752
Depreciation and amortization                                   9,889         6,532      11,088         931         357      28,797
Capital expenditures                                           28,327        14,213      17,059       1,389         527      61,515
===================================================================================================================================
1998
Revenue - unaffiliated customers                             $129,751      $111,349    $ 80,884     $29,342    $      -    $351,326
Inter-segment transfers                                         3,916           437           -       1,673      (6,026)          -
Income from operations                                         11,129         7,668      10,686       5,408      (3,341)     31,550
Equity income                                                      78             -         528           -           -         606
Earnings before interest, taxes and minority interest (EBIT)   11,207         7,668      11,214       5,408      (3,341)     32,156
Interest income                                                     -             -           -           -           -       1,058
Interest expense                                                    -             -           -           -           -        (331)
Income before income taxes and minority interest                    -             -           -           -           -      32,883
Capital employed                                              158,189        88,715     122,382      26,879     (42,175)    353,990
Identifiable assets                                           178,197       102,292     135,880      12,587      16,110     445,066
Investments in affiliated companies                             4,081             -       2,976           -           -       7,057
Depreciation and amortization                                  10,554         6,117       9,751         524         268      27,214
Capital expenditures                                           13,625        14,536      12,429       1,310         296      42,196
===================================================================================================================================
1997
Revenue - unaffiliated customers                             $145,844      $108,601    $ 73,046     $24,978    $      -    $352,469
Inter-segment transfers                                         3,086           804           -         685      (4,575)          -
Income from operations                                         17,811        13,649       9,045       4,570      (2,629)     42,446
Equity income (loss)                                               85           (95)        536           -           -         526
Earnings before interest, taxes and minority interest (EBIT)   17,896        13,554       9,581       4,570      (2,629)     42,972
Interest income                                                     -             -           -           -           -       1,197
Interest expense                                                    -             -           -           -           -        (947)
Income before income taxes and minority interest                    -             -           -           -           -      43,222
Capital employed                                              147,791        89,111     106,617      26,643     (37,615)    332,547
Identifiable assets                                           157,207        90,649     132,305      12,101      10,491     402,753
Investments in affiliated companies                             1,201             -       2,782           -           -       3,983
Depreciation and amortization                                  12,208         5,250       8,960         415         214      27,047
Capital expenditures                                           11,386        11,532       9,787         563         242      33,510
===================================================================================================================================

Ionics, Incorporated

SELECTED FINANCIAL DATA

Statement of Operations Data
Dollars in Thousands,
Except Per Share Amounts          1999        %       1998       %       1997        %       1996        %        1995         %
--------------------------------------------------------------------------------------------------------------------------------
Revenues                      $358,217    100.0   $351,326   100.0   $352,469    100.0   $326,662    100.0    $257,293     100.0
Income before income taxes
   and minority interest        29,731      8.3     32,883     9.4     43,222     12.3     39,556     12.1      31,609      12.3
Net income                      19,361      5.4     21,386     6.1     28,329      8.0     26,503      8.1      21,025       8.2
Earnings per basic share          1.20                1.33               1.78                1.71                 1.45
Earnings per diluted share        1.18                1.31               1.73                1.65                 1.39



Balance Sheet Data
Dollars in Thousands                                        1999         1998         1997         1996        1995
-------------------------------------------------------------------------------------------------------------------
Current assets                                          $193,802     $187,093     $165,850     $144,422    $122,387
Current liabilities                                       99,475       85,934       66,012       68,173      60,279
-------------------------------------------------------------------------------------------------------------------
Working capital                                           94,327      101,159       99,838       76,249      62,108
Total assets                                             500,906      452,123      406,736      378,589     322,044
Long-term debt and notes payable                           8,351        1,519          804        2,132         182
Stockholders' equity                                     361,852      345,598      319,659      292,217     253,044


Selected Quarterly Financial Data (Unaudited)
                                             Earnings   Earnings                                                 Earnings  Earnings
Dollars in Thousands,                              Per       Per                                                      Per       Per
Except Per                      Gross     Net    Basic   Diluted                                   Gross       Net  Basic   Diluted
Share Amounts      Revenues    Profit  Income    Share     Share                     Revenues     Profit    Income  Share     Share
-----------------------------------------------------------------------------------------------------------------------------------
1999                                                              1998
First Quarter      $ 87,416  $ 29,164 $ 4,672    $ .29     $ .29  First Quarter      $ 78,974   $ 28,285   $ 6,008  $ .37     $ .37
Second Quarter       84,568    29,669   5,104      .32       .31  Second Quarter       80,267     26,821     4,620    .29       .28
Third Quarter        86,671    30,712   5,369      .33       .33  Third Quarter        88,876     27,999     5,183    .32       .32
Fourth Quarter       99,562    30,740   4,216      .26       .26  Fourth Quarter      103,209     31,379     5,575    .35       .34
-----------------------------------------------------------------------------------------------------------------------------------
                   $358,217  $120,285 $19,361    $1.20     $1.18                     $351,326   $114,484   $21,386  $1.33     $1.31
===================================================================================================================================



Common Stock Price Range
1999                       High         Low                 1998                     High           Low
-----------------------------------------------------------------------------------------------------------

First Quarter             $35 3/4       $24 7/8            First Quarter             $45 13/16      $37 7/8
Second Quarter             36 11/16      29 3/8            Second Quarter             45 1/2         34 13/16
Third Quarter              36 15/16      27 1/4            Third Quarter              37             22 1/2
Fourth Quarter             33 1/4        25 1/2            Fourth Quarter             35 1/8         22 1/2
