Form 10-K405, Exhibit 13
period 2000-12-31
IONICS INC
filed 2001-03-27
CIK 52466

EXHIBIT 13

                              IONICS, INCORPORATED
                  PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS OF
                          IONICS, INCORPORATED FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2000

 (The following sections constitute an Exhibit to Form 10-K: Management's Discussion and Analysis of Results of Operations and Financial Condition; Report of Independent Accountants; Consolidated Statements of Operations; Consolidated Balance Sheets; Consolidated Statements of Cash Flow; Consolidated Statements of Stockholders' Equity; Notes to Consolidated Financial Statements; Selected Financial Data.

-------------------------------------

MANAGEMENT'S  DISCUSSION  AND ANALYSIS OF RESULTS OF  OPERATIONS  AND  FINANCIAL
     CONDITION


The following discussion and analysis of results of operations and financial condition refers to the activities of the Company's four business groups, which comprise the Company's reportable operating segments. These groups are the Equipment Business Group (EBG), Ultrapure Water Group (UWG), Consumer Water Group (CWG) and Instrument Business Group (IBG). See Note 16 to the consolidated financial statements for a more detailed description of these four business groups.

RESULTS OF OPERATIONS

2000 Compared to 1999

The Company reported a 32.5% increase in revenues and a net loss of $1.9 million in 2000. The decrease in the Company's operating performance resulted primarily from the performance of CWG and EBG. CWG results reflect charges associated with the Company's decision to abandon plans to establish a bleach-manufacturing plant in Elkton, MD. Additionally, CWG results were impacted by inventory adjustments as well as charges relating to accounts receivable and notes receivable in both its domestic Aqua Cool and home water businesses, as well as residual costs associated with a system conversion in its domestic Aqua Cool business. The decrease in EBG operating performance was impacted by a shift in the product mix to lower margin capital projects, primarily the Trinidad project, as well as charges in inventory, accounts receivable and the Company's decision to write down the value of goodwill associated with an acquisition made in 1996. UWG operating performance reflected continued pricing pressure on the capital equipment business, as well as losses on several projects in the Far East. IBG operating performance improved from 1999 to 2000. IBG EBIT increased $0.5 million on increased revenues despite expenses recognized during 2000 for charges associated with relocating the Watertown, MA-based instrument operations to Boulder, CO. These expenses reflected charges for inventory, relocation expenses and accounts receivable. The Company also incurred significant litigation-related costs, primarily attributable to three patent infringement lawsuits brought against the Company.

Revenues

Consolidated revenues were $474.6 million in 2000, compared with $358.2 million in 1999. The increased revenues resulted from revenue growth across all four of the Company's business groups.

EBG revenues increased by $64.5 million in 2000 over 1999, primarily due to increased sales of capital equipment (including the desalination plant project in Trinidad) and partial delivery of a storage system to manage the containment of spent nuclear fuel at a commercial U.S. nuclear energy plant. UWG revenues increased $38.7 million in 2000 from 1999, primarily as a result of increased capital equipment sales to the microelectronics industry, predominantly in the Far East. CWG revenues increased by $11.8 million in 2000 from 1999, reflecting growth in both domestic and European operations for Aqua Cool and home water. IBG revenues increased $1.4 million in 2000 compared to 1999, resulting primarily from increased sales to the microelectronics industry.

1999 Compared to 1998

Revenues

Consolidated revenues were $358.2 million in 1999, compared with $351.3 million in 1998. Higher revenues in both EBG and CWG offset revenue declines in UWG and IBG.

EBG revenues increased by $10.9 million in 1999 over 1998, primarily due to increased sales of capital equipment, particularly water reuse equipment and desalination equipment. The revenue increase also reflects engineering and design work begun on a contract to manufacture a storage system to manage the containment of spent nuclear fuel.

UWG revenues decreased by $17.8 million in 1999 from 1998. UWG primarily serves the microelectronics industry and, to a lesser extent, the power and pharmaceutical industries. As was the case in 1998, revenues in 1999 from the microelectronics industry continued to reflect a significant decline, primarily due to a continuing slowdown in capital spending for new manufacturing facilities.

CWG revenues increased by $15.7 million in 1999 from 1998, primarily reflecting continued growth for bottled water and home water products and services. Through the acquisition of Aquarelle SA (now called Aqua Cool France), the Company entered the French bottled water market at the beginning of 1999. The bottled water business also continued to expand its customer base in both the United States and the United Kingdom. Such expansion is being achieved primarily through internal growth and, to a lesser extent, through small acquisitions in geographic areas contiguous to existing locations. In the home water business, the Company opened its first international office, in the Republic of Ireland, during the second quarter of 1999.

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

Cost of Sales and Operating Expenses

2000 Compared to 1999

Cost of sales as a percentage of revenues was 73.8% and 66.4% in 2000 and 1999, respectively.

The increase in cost of sales as a percentage of revenues from 1999 to 2000 includes increases in all four of the business groups and is attributable to several factors. For EBG, cost of sales as a percentage of revenues increased to 80.2% in 2000 from 72.3% in 1999, reflecting a shift in business mix to lower margin capital equipment, increased costs on certain long-term contracts, as well as inventory-related charges and unrecoverable business development expenses primarily relating to the Trinidad project. Cost of sales as a percentage of revenues for UWG increased from 75.5% in 1999 to 80.5% in 2000, reflecting the continued competitive environment in the microelectronics industry for ultrapure water capital equipment, as well as a change in product mix from higher margin service business to lower margin capital equipment sales. Cost of sales as a percentage of revenue increased from 56.0% in 1999 to 61.2% in 2000 for CWG. Factors affecting this increase are primarily attributable to increased fuel and labor costs associated with the bottled water group as well as inventory-related charges that occurred late in 2000. IBG cost of sales as a percentage of revenues increased from 41.9% in 1999 to 44.4% in 2000. The increase in cost of sales in 2000 is primarily attributable to inventory charges incurred in 2000, relating to the relocation of the Watertown, MA-based instrument group to Boulder, CO.

Operating expenses as a percentage of revenues increased to 26.3% in 2000 compared to 25.7% in 1999. The increase in 2000 compared to 1999 was attributable to increased legal costs related primarily to the Company's involvement in patent infringement lawsuits, as well as additional charges relating to accounts receivable. Also, the Company recognized asset impairment charges attributable to the Company's decision to abandon plans to commence bleach-manufacturing operations in Elkton, Maryland and to write down the value of goodwill associated with an acquisition made in 1996.

1999 Compared to 1998

Cost of sales as a percentage of revenues was 66.4% and 67.4% in 1999 and 1998, respectively.

The improvement in 1999 compared to 1998 is attributable to the decrease in cost of sales as a percentage of revenues for UWG to 75.5% in 1999 from 78.2% in 1998. This decrease resulted primarily from the higher proportion of the Group's revenues in 1999 which were derived from higher margin service business compared to equipment business. Cost of sales as a percentage of revenues for EBG increased to 72.3% in 1999 from 71.5% in 1998. This increase was the result of a shift in the mix of contracts to lower margin equipment business. Cost of sales as a percentage of revenues for IBG increased to 41.9% in 1999 from 39.9% in 1998, primarily due to a higher portion of revenues being derived from Ionics Sievers' lower margin service business. Cost of sales as a percentage of revenues for CWG remained the same in 1999 and 1998 at 56.0%. Overall gross margins for the Company also benefited from the change in mix of the Company's sales. CWG sales grew 19.4% in 1999 (with 44.0% gross margins), while UWG sales declined 16.0% in 1999 (with gross margins of 24.5%).

Operating expenses as a percentage of revenues were 25.7% in 1999, an increase from 23.6% in 1998. Increased operating expenses as a percentage of revenues in 1999 as compared to 1998 were attributable to: start-up expenses for several new operating facilities in Asia, the United States and Europe; increased expenses relative to revenues in UWG; expenses relating to the Company's Y2K program; and continued expenses in defense of pending patent infringement litigation. In addition, the higher operating expenses as a percentage of revenues in 1999 reflected the impact of higher revenue growth in CWG, which generally has higher operating expenses as a percentage of revenues than the other business groups. The Company also established additional bad debt reserves in 1999, primarily for UWG and to a lesser extent for CWG and EBG. CWG also incurred additional expenses in 1999 in conjunction with the installation of a new information system for the U.S. Aqua Cool business.

Interest, Equity Income and Taxes

Interest income was $1.3 million in 2000, $1.0 million in 1999 and $1.1 million in 1998. Interest expense, net of capitalized interest, was $4.9 million, $0.7 million and $0.3 million in 2000, 1999 and 1998, respectively. The increased interest costs reflect the higher average borrowings of the Company in 2000, primarily from increased revenues and resulting accounts receivable increases, as well as borrowings related to certain long-term contracts.

Equity income increased to $1.6 million in 2000 from $1.1 million and $0.6 million in 1999 and 1998, respectively. The increase in equity income in 2000 resulted primarily from realization of full-year equity income for two projects located in Mexico that began operation in 1999.

The Company's effective tax rate was 34.0% in 2000, 32.0% in 1999 and 32.5% in 1998.

The net loss for 2000 was $1.9 million, compared to net income of $19.4 million in 1999 and $21.4 million in 1998.

FINANCIAL CONDITION

At December 31, 2000, the Company had total assets of $577.5 million, compared to total assets of $500.9 million at December 31, 1999. The increase in assets reflects an increase in accounts receivable of $42.3 million, primarily attributable to the Company's increased sales volume in 2000. Deferred income taxes increased $8.0 million, reflecting future benefits for non-deductible charges in the current year, primarily accruals relating to legal charges. Investments in affiliated companies and long-term notes receivable increased $7.6 million and $7.5 million, respectively, from 1999 to 2000. Both increases were primarily attributable to the Company's investment in the Trinidad desalination project and a loan to the majority equity participant. Additional investments in affiliates relate to a joint venture formed with Toray Industries, Inc. and Mitsui & Co. (U.S.A.), Inc., called Toray Membrane America, Inc. (TMA), to manufacture and sell reverse osmosis membranes. Capital expenditures of $41.2 million were made during 2000 for "own and operate" facilities offset by disposals of fixed assets primarily related to the sale of manufacturing equipment to TMA.

Working capital decreased to $85.4 million in 2000 compared to $94.3 million in 1999, and the Company's current ratio decreased to 1.5 in 2000 from 1.9 in 1999.

Net cash used by operating activities was $5.3 million in 2000, compared to net cash provided by operating activities of $26.9 million in 1999. The decrease was the result of a net loss in 2000 and increased accounts receivable offset by increased accounts payable and accrued expenses. Accounts receivable increases are attributable to increased sales activities while the increase in accounts payable and accrued expenses are primarily attributable to litigation-related charges accrued late in 2000. Net cash provided by operating activities decreased by $18.9 million in 1999 compared to 1998, primarily due to a decrease in accounts payable and accrued expenses in 1999 from 1998. The relatively high level of accounts payable and accrued expenses at December 31, 1998 resulted from significant purchasing activity late in the year relating to certain large customer contracts.

Net cash used by investing activities decreased by $32.5 million in 2000 over 1999. The decrease in 2000 over 1999 reflects lower capital expenditures, as well as the sale of manufacturing equipment to TMA. Net cash used by investing activities increased by $27.5 million in 1999 over 1998. This increase was due primarily to capital expenditures and acquisitions completed in 1999. The Company spent $8.5 million in 1999 in acquiring Ionics Life Sciences, Ionics Agar and Aqua Cool France. The capital expenditures of $61.5 million were generally made to expand the Company's bottled water operations and to expand or build additional manufacturing and "own and operate" facilities. Cash from operations, borrowings of current and long-term debt and proceeds from stock option exercises provided funds for these expenditures.

The Company spent $4.5 million for several acquisitions in 2000, compared to $8.5 million in 1999. (See Note 15.)

In 2000, net cash provided by financing activities was $53.2 million, a change of $27.1 million from the $26.1 million that was used by financing activities in 1999. The change resulted primarily from the higher level of short-term borrowings at December 31, 2000 from prior year-end. In 1999, net cash provided by financing activities increased $28.9 million as compared to 1998. This change resulted primarily from increased short and long-term borrowings in 1999.

The Company maintains several domestic and foreign lines of credit. At December 31, 2000, the Company had domestic credit arrangements under which it could borrow up to a total of $75 million. During 2000, the Company's revolving credit agreement with its principal domestic lender, Fleet National Bank (the Bank), was amended and restated to increase available borrowings to $70 million. On March 1, 2001, this agreement was further amended to increase the amount available for borrowing to $80 million. In consideration of this increase, the Company gave the Bank a "springing lien," which would result in a perfected security interest in the assets of the Company and its domestic subsidiaries (other than real estate and motor vehicles) in the event that the Company (i) defaults under any of its covenants or obligations in the credit agreement, or
(ii) fails to pay down outstanding borrowings under the credit agreement to $50 million by May 15, 2001. (See Note 8.) The Company has a second U.S. credit line of $5 million.

Foreign lines of credit outstanding at December 31, 2000 were $3.0 million, excluding those for specific project financing. The Company also has several facilities to accommodate its foreign trade requirements. At December 31, 2000, the Company's controlled Barbados affiliate had outstanding borrowings of $9.2 million in connection with the financing of a Barbados desalination facility. (See Note 8.)

Although the Company believes that its cash from operations, lines of credit and foreign trade facilities are adequate to meet its currently anticipated operational needs, the Company is currently investigating additional sources of financing to augment current funding sources in order to pursue large project development and to replace a portion of its domestic credit line.

Significant expenditures in 2001 are anticipated to include investments in additional "own and operate" facilities and the continued expansion of all four business groups.

Also during 2001, construction will continue on the Trinidad desalination facility owned by Desalination Company of Trinidad and Tobago Ltd. (Desalcott), in which the Company has a 40% equity interest. During 2000 and through the first quarter of 2001, the Company loaned $10 million to the 60% equity owner, Hafeez Karamath Engineering Services Ltd. (HKES), as the source of HKES' equity contribution, in addition to the $10 million contributed by the Company for its 40% equity interest. Desalcott entered into a "bridge loan" agreement with a Trinidad bank providing $60 million in construction financing. However, the bridge loan plus the $20 million equity provided to Desalcott will not provide sufficient funds to complete construction of the project. Although Desalcott has received proposals for long-term debt financing, there is no assurance that such financing will be obtained on terms acceptable to Desalcott, or prior to completion of construction. If permanent financing is not obtained prior to the completion of construction, Desalcott will be required to obtain additional funds to complete construction, and the Company has committed to lend to Desalcott up to $10 million under such circumstances.

Inflationary increases in material and labor costs remained moderate during the last three years. The Company has been working to offset such cost increases by redesigning its equipment to reduce costs. To the extent permitted by the competitive environment, the Company has raised prices where appropriate.

ACCOUNTING PRONOUNCEMENTS

In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company adopted the provisions of SFAS No. 133 for the fiscal year 2001 which commenced on January 1, 2001. This Statement should not have a material effect on the Company's financial statements.

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

FORWARD-LOOKING INFORMATION

Derivative Instruments

The Company had no foreign exchange contracts outstanding at December 31, 2000. The Company has no other derivative financial instruments or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 119. The Company holds no investment securities that would require disclosure of market risk.

Market Risk

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is not material due to the short-term nature of these investments. At December 31, 2000, the Company had $75.0 million of short-term debt and $10.9 million of long-term debt outstanding. The major portion of this debt has variable interest rates and, therefore, interest rate risk. However, a hypothetical increase of 10% in these interest rates for a one-year period would result in additional interest expense after taxes that would not be material in the aggregate. The Company's net foreign currency exchange loss was $0.8 million in 2000 compared to a gain of $11,000 in 1999. The Company's exposure to foreign currency exchange rate fluctuations is moderated by the fact that the operations of its international subsidiaries are primarily conducted in their respective local currencies. Also, in certain situations, the Company will consider entering into forward exchange contracts to mitigate the impact of foreign currency exchange fluctuations.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Ionics, Incorporated:


 In our opinion, the accompanying consolidated statements of operations and the related consolidated balance sheets, consolidated statements of cash flows, and consolidated statements of stockholders' equity, present fairly, in all material respects, the financial position of Ionics, Incorporated and its subsidiaries (the "Company"), at December 31, 2000 and December 31, 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Boston, Massachusetts

March 19, 2001

Consolidated Statements of Operations
----------------------------------------------------------------------------------------------------------------------
For the years ended December 31
Amounts in Thousands, Except per Share Amounts                       2000             1999           1998
----------------------------------------------------------------------------------------------------------
Revenues:
     Equipment Business Group                                   $ 205,181        $ 140,655       $129,751
     Ultrapure Water Group                                        132,236           93,562        111,349
     Consumer Water Group                                         108,324           96,569         80,884
     Instrument Business Group                                     28,810           27,431         29,342
----------------------------------------------------------------------------------------------------------
                                                                  474,551          358,217        351,326
                                                         -------------------------------------------------

Costs and expenses:
     Cost of sales of Equipment Business Group                    164,556          101,744         92,826
     Cost of sales of Ultrapure Water Group                       106,498           70,636         87,039
     Cost of sales of Consumer Water Group                         66,327           54,052         45,261
     Cost of sales of Instrument Business Group                    12,794           11,500         11,716
     Research and development                                       7,980            7,066          6,635
     Selling, general and administrative                          113,222           84,892         76,299
     Impairment of long-lived assets                                3,398                -              -
----------------------------------------------------------------------------------------------------------
                                                                  474,775          329,890        319,776
                                                         -------------------------------------------------

(Loss) income from operations                                        (224)          28,327         31,550
Interest income                                                     1,286              961          1,058
Interest expense                                                   (4,909)            (668)          (331)
Equity income                                                       1,623            1,111            606
----------------------------------------------------------------------------------------------------------
(Loss) income before income taxes and minority interest            (2,224)          29,731         32,883
Benefit (provision) for income taxes                                  756           (9,522)       (10,680)
----------------------------------------------------------------------------------------------------------
(Loss) income before minority interest                             (1,468)          20,209         22,203
Minority interest expense                                             402              848            817
----------------------------------------------------------------------------------------------------------
Net (loss) income                                                $ (1,870)        $ 19,361       $ 21,386
==========================================================================================================
(Loss) earnings per basic share                                   $ (0.12)          $ 1.20         $ 1.33
==========================================================================================================
(Loss) earnings per diluted share                                 $ (0.12)          $ 1.18         $ 1.31
==========================================================================================================
Shares used in basic earnings per share calculations               16,243           16,148         16,077
Shares used in diluted earnings per share calculations             16,243           16,388         16,357


The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

---------------------------------------------------------------------------------------------
For the years ended December 31
---------------------------------------------------------------------------------------------
Dollars in Thousands, Except Share Amounts                                2000          1999
---------------------------------------------------------------------------------------------
Assets
Current assets:

     Cash and cash equivalents                                        $ 25,497      $ 13,169
     Short-term investments                                              1,105           195
     Notes receivable, current                                           4,741         5,374
     Accounts receivable                                               162,711       120,407
     Receivables from affiliated companies                                 792         1,231
     Inventories                                                        34,701        33,880
     Other current assets                                               16,443        14,816
     Deferred income taxes                                              12,749         4,730
---------------------------------------------------------------------------------------------
         Total current assets                                          258,739       193,802
---------------------------------------------------------------------------------------------
Notes receivable, long-term                                             17,502        10,027
Investments in affiliated companies                                     18,310        10,752
Property, plant and equipment, net                                     222,843       227,250
Other assets                                                            60,072        59,075
---------------------------------------------------------------------------------------------
         Total assets                                                $ 577,466     $ 500,906
=============================================================================================
Liabilities and Stockholders' Equity
Current liabilities:
     Notes payable and current portion of long-term debt              $ 75,045      $ 25,514
     Accounts payable                                                   56,014        41,867
     Other current liabilities                                          42,304        32,094
---------------------------------------------------------------------------------------------
         Total current liabilities                                     173,363        99,475
---------------------------------------------------------------------------------------------
Long-term debt and notes payable                                        10,911         8,351
Deferred income taxes                                                   30,334        26,803
Other liabilities                                                        5,997         4,425
Commitments and contingencies
Stockholders' equity:
     Common stock, par value $1, authorized shares: 55,000,000
         in 2000 and 1999; issued and outstanding: 16,369,029 in
         2000 and 16,201,483 in 1999.                                   16,369        16,201
     Additional paid-in capital                                        162,114       159,288
     Retained earnings                                                 197,616       199,304
     Accumulated other comprehensive income                            (19,238)      (12,905)
     Unearned compensation                                                   -           (36)
---------------------------------------------------------------------------------------------
         Total stockholders' equity                                    356,861       361,852
---------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                  $ 577,466     $ 500,906
=============================================================================================

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------

For the years ended December 31
---------------------------------------------------------------------------------------------------------------------
Dollars in Thousands                                                            2000            1999            1998
---------------------------------------------------------------------------------------------------------------------
Operating activities:
      Net (loss) income                                                     $ (1,870)        $19,361         $21,386
      Adjustments to reconcile net (loss) income
      to net cash (used) provided by operating activities:
        Depreciation and amortization                                         30,948          26,464          25,519
        Amortization of intangibles                                            2,847           2,333           1,695
        Impairment of long-lived assets                                        3,398               -               -
        Provision for losses on accounts and notes receivable                  5,204           2,643           1,319
        Deferred income tax (benefit) provision                               (2,092)          3,723           2,478
        Compensation expense on restricted stock awards                           36             108             108
        Changes in assets and liabilities,
        net of effects of businesses acquired:
          Notes receivable                                                    (7,913)         (3,539)           (168)
          Accounts receivable                                                (48,579)        (11,405)        (14,695)
          Inventories                                                         (1,240)         (2,081)         (2,773)
          Deferred income taxes and other current assets                      (8,924)        (11,566)         (1,461)
          Investments in affiliates                                           (7,695)         (4,232)         (2,815)
          Accounts payable and accrued expenses                               22,758          (1,640)         20,267
          Income taxes                                                         6,913           5,234            (218)
          Other                                                                  878           1,502          (4,851)
---------------------------------------------------------------------------------------------------------------------

             Net cash (used) provided by operating activities                 (5,331)         26,905          45,791
                                                                       ----------------------------------------------
Investing activities:
        Additions to property, plant and equipment                           (41,211)        (61,515)        (42,196)
        Disposals of property, plant and equipment                            11,464           2,177           1,882
        Sale and maturity of short-term investments                                -             164             137
        Purchase of short-term investments                                      (931)              -               -
        Acquisitions, net of cash acquired                                    (4,491)         (8,513)              -
---------------------------------------------------------------------------------------------------------------------

             Net cash used by investing activities                           (35,169)        (67,687)        (40,177)
                                                                       ----------------------------------------------

Financing activities:
      Principal payments on current debt                                     (97,891)        (10,393)        (15,339)
      Proceeds from borrowings of current debt                               145,508          28,762           9,716
      Principal payments on long-term debt                                    (2,827)           (756)             (8)
      Proceeds from borrowings of long-term debt                               5,666           7,093             419
      Proceeds from stock option plans                                         2,734           1,424           2,447
---------------------------------------------------------------------------------------------------------------------

             Net cash provided (used) by financing activities                 53,190          26,130          (2,765)
                                                                       ----------------------------------------------

Effect of exchange rate changes on cash                                         (362)           (949)            134
                                                                       ----------------------------------------------
Net change in cash and cash equivalents                                       12,328         (15,601)          2,983
Cash and cash equivalents at end of prior year                                13,169          28,770          25,787
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of current year                            $ 25,497         $13,169         $28,770
=====================================================================================================================

The accompanying notes are an integral part of these financial statements.


Consolidated Statements of Stockholders' Equity

                                                                                          Accumulated
                                                                   Additional                 Other                    Total
                                                Common Stock         Paid-In     Retained Comprehensive    Unearned    Stockholders'
Dollars in Thousands                        Shares     Par Value     Capital     Earnings     Income     Compensation  Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                 16,001,285    $16,001     $154,479    $158,557     $(9,126)      $(252)      $319,659

Comprehensive income:
   Net income                                      -          -            -      21,386           -           -         21,386
   Translation adjustments, net of tax of $(619)   -          -            -           -       1,237           -          1,237
                                                                                                                      ---------
Total comprehensive income                                                                                               22,623
                                                                                                                       --------

Stock options exercised                      115,364        116        2,331           -           -           -          2,447
Tax benefit of stock option activity               -          -          761           -           -           -            761
Amortization of unearned compensation              -          -            -           -           -         108            108
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                 16,116,649     16,117      157,571     179,943      (7,889)       (144)       345,598

Comprehensive income:
   Net income                                      -          -            -      19,361           -           -         19,361
   Translation adjustments, net of tax of $2,497   -          -            -           -      (5,016)          -         (5,016)
                                                                                                                      ---------
Total comprehensive income                                                                                               14,345
                                                                                                                       --------

Stock options exercised                       82,033         82        1,258           -           -           -          1,340
Tax benefit of stock option activity               -          -          377           -           -           -            377
Shares issued to directors                     2,801          2           82           -           -           -             84
Amortization of unearned compensation              -          -            -           -           -         108            108
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1999                 16,201,483     16,201      159,288     199,304     (12,905)        (36)       361,852

Comprehensive income:
   Net loss                                        -          -            -      (1,870)          -           -         (1,870)
   Translation adjustments, net of tax of $2,227   -          -            -           -      (6,333)          -         (6,333)
                                                                                                                        -------
Total comprehensive loss                                                                                                 (8,203)
                                                                                                                        -------

Stock options exercised                      163,200        164        2,570           -           -           -          2,734
Tax benefit of stock option activity               -          -          156           -           -           -            156
Shares issued to directors                     4,346          4          100           -           -           -            104
Restricted stock shares issued                17,937         18            -           -           -           -             18
Restricted stock shares forfeited            (17,937)       (18)           -           -           -           -            (18)
Adjustment of equity ownership                     -          -            -         182           -           -            182
Amortization of unearned compensation              -          -            -           -           -          36             36
-------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 2000                 16,369,029    $16,369     $162,114    $197,616    $(19,238)  $       -       $356,861
===============================================================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

Nature of Operations

The Company is involved worldwide in the manufacture and sale of membranes, equipment for the purification, concentration, treatment and analysis of water and wastewater, in the supply of purified water, food and chemical products, and in the sale of bottled water and home water purifiers. Principal markets include the United States, Europe and Asia, as well as other international markets.

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

Revenue Recognition

Product revenues are recorded upon shipment, and service revenues are recorded as the services are performed. Interest revenues on consumer water equipment loans are recognized over the life of the loans. Interest earned on customer notes receivable, totaling $1,728,000, $1,686,000 and $1,470,000 in 2000, 1999 and 1998, respectively, is included in revenues.

Most equipment leases to customers are accounted for as operating leases. Therefore, rental revenues are recognized over the life of the lease, and the cost of the equipment is depreciated over its useful life. Some leases are accounted for as sales-type leases wherein the present value of the lease revenues and costs are recognized at the time of shipment of the product.

Revenues from large contracts are recognized using the percentage of completion method of accounting in the proportion that costs incurred bear to total estimated costs at completion. Losses, if any, are provided for in the period in which the loss is determined.

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

Notes Receivable

Notes receivable have been reported at their estimated realizable value. The allowance for uncollectible notes receivable totaled $186,000 and $213,000 at December 31, 2000 and 1999, respectively.

Inventories

Inventories are carried at the lower of cost or market, principally on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. When an asset is retired or sold, any resulting gain or loss is included in the results of operations. Interest capitalized as property, plant and equipment amounted to $320,000, $957,000 and $616,000 in 2000, 1999 and 1998, respectively. In general, depreciation is computed on a straight-line basis over the expected lives of the assets, as follows:

Classification                                           Depreciation Lives
--------------------------------------------------------------------------------
Buildings and improvements                               10 - 40 years
Machinery and equipment, including supply equipment       3 - 25 years
Other                                                     3 - 12 years


In certain situations the units of production method is utilized in order to achieve a more appropriate matching of revenues and expenses.

The Company's policy is to depreciate processing plants, other than leased equipment, over the shorter of their useful lives or the term of the corresponding supply contracts.

Asset Impairment

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. (See Note 6.)

Goodwill

Goodwill is included in other assets and represents the unamortized difference between acquisition cost and the fair value of net assets acquired in the purchase of various entities. Goodwill is amortized on a straight-line basis over its estimated useful life, which generally is a period ranging from 10 to 40 years. The Company evaluates its goodwill for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. (See Note 6.)

Foreign Exchange

Assets and liabilities of foreign affiliates and subsidiaries are translated at year-end exchange rates, and the related statements of operations are translated at average exchange rates during the year. Translation gains and losses are accumulated net of income tax as a separate component of stockholders' equity.

Some transactions of the Company and its subsidiaries are made in currencies different from their own. Gains and losses from these transactions are included in income as they occur. Net foreign currency transaction (losses)/gains included in income before income taxes and minority interest totaled $(782,000), $11,000 and $(28,000) for 2000, 1999 and 1998, respectively.

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

Derivative Instruments and Hedging Activities

In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998. SFAS No. 137 defers the effective date of SFAS No. 133 to all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of SFAS No. 133 for the fiscal year 2001 which commenced on January 1, 2001. This Statement should not have a material effect on the Company's financial statements.



Note 2. Consolidated Balance Sheet Details

Dollars in Thousands                             2000                1999
-------------------------------------------------------------------------
Raw materials                                $ 21,061           $  20,216
Work in process                                 8,264               8,913
Finished goods                                  5,376               4,751
-------------------------------------------------------------------------
Inventories                                  $ 34,701           $  33,880
=========================================================================

Land                                        $   8,738          $    8,352
Buildings                                      48,773              44,858
Machinery and equipment                       312,138             299,303
Other, including furniture,
  fixtures and vehicles                        48,470              49,119
-------------------------------------------------------------------------
                                              418,119             401,632
Accumulated depreciation                     (195,276)           (174,382)
-------------------------------------------------------------------------
Property, plant and equipment, net           $222,843            $227,250
=========================================================================

Goodwill                                    $  64,829           $  62,631
Accumulated amortization                      (12,650)             (9,164)
Other                                           7,893               5,608
-------------------------------------------------------------------------
Other assets                                $  60,072           $  59,075
=========================================================================

Customer deposits                          $    4,883          $    2,671
Accrued commissions                             2,002               2,362
Accrued expenses                               35,419              27,061
-------------------------------------------------------------------------
Other current liabilities                   $  42,304           $  32,094
=========================================================================

Note 3.   Supplemental Schedule of Cash Flow Information

Dollars in Thousands              2000             1999              1998
-------------------------------------------------------------------------
Cash payments for interest
   and income taxes:
   Interest                   $  4,662         $  1,740         $    685
   Taxes                      $  6,974         $  7,534         $  8,481


Note 4.  Accounts Receivable

Dollars in Thousands                     2000             1999
--------------------------------------------------------------
Billed receivables                   $112,065        $  80,647
Unbilled receivables                   55,710           43,167
Allowance for doubtful accounts        (5,064)          (3,407)
---------------------------------------------------------------
Accounts receivable                  $162,711         $120,407
==============================================================


Unbilled receivables represent the excess of revenues recognized on percentage of completion contracts over amounts billed. These amounts will become billable as the Company achieves contractual milestones. Substantially all of the unbilled amounts at December 31, 2000 are expected to be billed during 2001.

Billed receivables include retainage amounts of $6,007,000 and $1,416,000 at December 31, 2000 and 1999, respectively. Substantially all of the retainage amounts are collectible within one year.

Note 5.  Investments in Affiliated Companies

The Company's investments in the following foreign affiliates are accounted for under the equity method. The principal business activities of these foreign affiliates involve the production, sale and distribution of bottled or treated water and the sale of equipment and replacement parts.

                                                                     Ownership
Affiliate                                                            Percentage
-------------------------------------------------------------------------------
Aqua Cool Kuwait - Kuwait                                                 49%
Aqua Cool Saudi Arabia - Saudi Arabia                                     40%
Aqua Design Ltd. - Cayman Islands                                         39%
Desalination Company of Trinidad and Tobago Ltd. - Trinidad               40%
Grupo Empresarial de Mejoramiento Ambiental, S. de R.L.
  de C.V. - Mexico                                                        20%
Jalal-Ionics, Ltd. - Bahrain                                              40%
Mega a.s. - Czech Republic                                                20%
Toray Membrane America, Inc. - MA                                         43%
Watlington Waterworks, Ltd. - Bermuda                                     26%
Yuasa-Ionics Co., Ltd. - Japan                                            50%


The Company's percentage ownership interest in a foreign affiliate may vary from its interest in the earnings of such affiliate.

Activity in investments in affiliated companies:

Dollars in Thousands                       2000          1999           1998
----------------------------------------------------------------------------
Investments at end

   of prior year                       $ 10,752      $  7,057         $3,983
Equity in earnings                        1,623         1,111            606
Distributions received                   (2,092)         (475)          (396)
Cumulative translation
   adjustments                             (172)         (540)           172
Reclassification of Agrinord S.r.l.
 resulting from change in
 ownership interest
   (see Note 15)                         (1,389)            -              -
Reclassification of Watlington
   Waterworks from other
   assets resulting from change in

   ownership interest                         -             -          1,208
Additional investments                    9,588         3,599          1,484
----------------------------------------------------------------------------
Investments at end of current year    $  18,310       $10,752         $7,057
============================================================================


At December 31, 2000, the Company's equity in the total assets and in the total liabilities of its foreign affiliates was $31,922,000 and $13,612,000, respectively. The Company's equity in the 2000 total revenues of these affiliates was $12,599,000.

Note 6. Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. During the fourth quarter of 2000, the Company wrote down approximately $3.4 million of impaired long-lived assets. The write-down primarily included approximately $2.0 million of bleach-manufacturing equipment and $0.8 million of goodwill associated with an acquisition made in 1996. The $2.0 million write-down of bleach-manufacturing equipment is attributable to the Company's decision in the fourth quarter of 2000 to abandon plans to commence bleach-manufacturing operations in Elkton, Maryland. The $0.8 million impairment of goodwill was indicated by the operating record of the related business unit. In both cases, the Company recognized impairment when the future undiscounted cash flows of the assets were estimated to be insufficient to recover its related carrying value.

Note 7. Commitments and Contingencies

Litigation

The Company is involved in the normal course of its business in various litigation matters, some of which are in the pre-trial discovery stages. The Company believes generally that it has meritorious defenses and that none of the pending matters will have an outcome material to the financial condition or results of operations of the Company.

The Company  was  notified in 1992 that it is a  potentially  responsible  party
(PRP) at a Superfund site, Solvent Recovery Services of New England in Southington, Connecticut (the "SRS Site"). Ionics' share of assessments to date for site work totals approximately $65,000. The United States Environmental Protection Agency ("EPA") has delayed issuing a decision regarding clean-up methods and costs. While it is too soon to predict the scope and cost of the final remedy that the EPA will select, based upon the large number of PRPs identified, the Company's small volumetric ranking (approximately 0.5%) and the identities of the larger PRPs, the Company believes that its liability in this matter will not have a material effect on the Company's financial position or results of operations.

By letter dated March 29, 2000, the Company and other PRPs for the SRS Site were notified that they may also have potential liability with respect to the Angelillo Property Superfund Site, also in Southington, Connecticut (the "Angelillo Site"), because hazardous materials were allegedly shipped from the SRS Site to the Angelillo Site. It is too early to determine what liability, if any, the Company may incur arising out of the EPA's claim with respect to the Angelillo Site.

On March 27, 1998, the Company was served with a summons and complaint in connection with a lawsuit now captioned United States Filter Corporation, U.S. Filter/Ionpure, Inc., IP Holding Company, Millipore Corporation and Millipore Investment Holdings Limited v. Ionics, Incorporated, filed in the U.S. District Court, District of Massachusetts (Boston). Plaintiffs allege that the Company is infringing a certain reissue patent, which was issued on March 10, 1998, by making, selling, offering to sell and using the Company's electrodeionization
(EDI) systems within the United States. On June 10, 1999, the Company was served by the plaintiffs in the pending suit with a second summons and complaint alleging infringement of six EDI-related patents issued earlier than the reissue patent which is the subject of the first lawsuit. The Company has been vigorously defending plaintiffs' infringement claims in these lawsuits, and believes that it has valid defenses to such claims. Trial has been scheduled in the first case, and the second case is still in the discovery stages.

On October 14, 2000, the Company was served with a summons and complaint in connection with a lawsuit captioned United States Filter Corporation and U.S. Filter/Ionpure, Inc. v. Ionics, Incorporated, filed in the U.S. District Court, District of Massachusetts (Boston). Plaintiffs allege infringement of a U.S. patent involving a certain aspect of reverse osmosis technology. This case is in the pre-discovery stage.

The Company is engaged in settlement discussions with United States Filter Corporation with respect to all pending patent infringement litigation matters, although there is no assurance that settlement will be achieved. The Company established a reserve in the fourth quarter of 2000 that it believes will be sufficient to cover future charges in connection with the resolution of the litigation.

Other

The Company has a 40% equity interest in the Desalination Company of Trinidad and Tobago Ltd. (Desalcott) which owns the Trinidad desalination facility currently under construction. During 2000 and through the first quarter of 2001, the Company loaned $10 million to the 60% equity owner, Hafeez Karamath Engineering Services Ltd. (HKES), as the source of HKES' equity contribution, in addition to the $10 million contributed by the Company for its 40% equity interest. Desalcott entered into a "bridge loan" agreement with a Trinidad bank providing $60 million in construction financing. However, the bridge loan plus the $20 million equity provided to Desalcott will not provide sufficient funds to complete construction of the project. Although Desalcott has received proposals for long-term debt financing, there is no assurance that such financing will be obtained on terms acceptable to Desalcott, or prior to completion of construction. If permanent financing is not obtained prior to completion of construction, Desalcott will be required to obtain additional funds to complete construction, and the Company has committed to lend to Desalcott up to $10 million under such circumstances.

Note 8. Long-Term Debt and Notes Payable

Dollars in Thousands                                  2000          1999
------------------------------------------------------------------------
Borrowings outstanding                             $85,956       $33,865
Less installments due within one year               75,045        25,514
------------------------------------------------------------------------
Long-term debt and notes payable                   $10,911      $  8,351
========================================================================


Maturities of borrowings outstanding for the five years ending December 31, 2001 through 2005 are approximately $75,045,000, $1,336,000, $1,182,000, $1,210,000
and $1,251,000, respectively.

At December 31, 2000, the Company had domestic credit arrangements under which it could borrow up to a total of $75 million. During 2000, the Company's revolving credit agreement with its principal domestic lender, Fleet National Bank (the Bank), was amended and restated to increase available borrowings to $70 million. On March 1, 2001, this agreement was further amended to increase the amount available for borrowing to $80 million. In consideration of this increase, the Company gave the Bank a "springing lien," which would result in a perfected security interest in the assets of the Company and its domestic subsidiaries (other than real estate and motor vehicles) in the event that the Company (i) defaults under any of its covenants or obligations in the credit agreement, or (ii) fails to pay down outstanding borrowings under the credit agreement to $50 million by May 15, 2001. The credit agreement does not permit the Company to pay cash dividends. Borrowings from the Bank under the credit agreement as amended bear interest at 0.25% above the prime rate or from 1% to 2.25% above the London Interbank Offered Rate (LIBOR), at the Company's option (the precise interest rate depends on the Company's leverage ratio). At December 31, 2000, the prime rate was 9.5% and LIBOR was 6.48%. The Company had outstanding borrowings of $65,000,000 and $14,500,000 against its domestic lines of credit at December 31, 2000 and 1999, respectively.

Under foreign lines of credit, excluding those related to specific project financing, the Company can borrow an aggregate of approximately $11.9 million at interest rates of LIBOR plus 1/2% (6.98% at December 31, 2000), at the lending bank's Base Cost of Funds plus 1 3/4% (7.0% at December 31, 2000) or at lending rates of 7.3% and 8.0%. The Company had outstanding borrowings of $3.0 million and $6.4 million against these lines of credit at December 31, 2000 and 1999, respectively.

The Company has arranged lines of credit totaling $10.0 million for its controlled affiliate in Barbados to provide project financing for a desalination plant at LIBOR plus 2.0% (8.69% at December 31, 2000) for its $6.4 million line, at a fixed rate of 8.0% for its $2.7 million line and at a fixed rate of 8.75% for its $0.9 million line. These lines of credit are payable in equal quarterly installments over a ten-year period beginning in 2000. The controlled affiliate had outstanding borrowings of $9.2 million and $7.2 million against these lines of credit at December 31, 2000 and 1999, respectively.

The Company utilizes other short-term bank loans to finance working capital requirements for certain business units. The Company's various loan and note agreements contain certain financial covenants relating to working capital, cash flow, capital expenditures and consolidated tangible net worth. The weighted-average interest rate on all borrowings at December 31, 2000 and 1999 was 8% and 7%, respectively.

Although the Company believes that its cash from operations, lines of credit and foreign trade facilities are adequate to meet its currently anticipated operational needs, the Company is currently investigating additional sources of financing to augment current funding sources in order to pursue large project development and to replace a portion of its domestic credit line.

Note 9.  Income Taxes

The components of domestic and foreign income before income taxes and minority interest were as follows:

Dollars in Thousands                    2000            1999            1998
----------------------------------------------------------------------------
U.S.                                $(16,974)        $15,317         $21,468
Non-U.S.                              14,750          14,414          11,415
----------------------------------------------------------------------------
(Loss) income before income taxes
   and minority interest           $  (2,224)        $29,731         $32,883
============================================================================


The provision for income taxes consisted of the following:

Dollars in Thousands                       2000        1999           1998
--------------------------------------------------------------------------
  Federal                               $ 3,264     $(1,353)     $  (4,925)
  Foreign                                (5,304)     (3,814)        (2,386)
  State                                     704        (632)          (891)
---------------------------------------------------------------------------
Current provision                        (1,336)     (5,799)        (8,202)
---------------------------------------------------------------------------
  Federal                                   555      (4,176)        (2,317)
  Foreign                                 1,546         318            116
  State                                      (9)        135           (277)
---------------------------------------------------------------------------
Deferred benefit (provision)              2,092      (3,723)        (2,478)
---------------------------------------------------------------------------
Benefit (provision) for income taxes $   756        $(9,522)      $(10,680)
===========================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2000, the tax effects of the temporary differences were:

                                                  Deferred      Deferred Tax

Dollars in Thousands                            Tax Assets       Liabilities
----------------------------------------------------------------------------
Depreciation                                    $        -           $20,253
Goodwill amortization                                    -             1,189
Inventory valuation                                  1,654                 -
Bad debt reserves                                    1,130                 -
Legal                                                1,842                 -
Accrued commissions                                    488                 -
Profit on sales to foreign subsidiaries                862                 -
Insurance accruals                                     745                 -
U.S. tax on unrepatriated earnings                       -             7,535
Alternative minimum tax                              2,307                 -
Foreign withholding taxes on
   undistributed earnings                                -             1,684
Foreign deferred liabilities, net                        -             3,305
Tax effect of currency translation loss              7,013                 -
Net operating loss carryforwards                     5,642                 -
Miscellaneous                                        3,512             4,715
----------------------------------------------------------------------------
                                                    25,195            38,681
Valuation allowance for deferred tax assets         (1,800)                -
----------------------------------------------------------------------------
Deferred income taxes                              $23,395           $38,681
============================================================================


The United States statutory corporate tax rate is reconciled to the Company's effective tax rate as follows:

                                             2000         1999          1998
----------------------------------------------------------------------------
U.S. Federal statutory rate                  34.0%        35.0%          35.0%
Foreign Sales Corporation                   (33.9)        (2.1)         (2.1)
Goodwill                                     34.3          1.0           0.4
State income taxes, net of
   federal tax benefit                      (20.5)         1.7           2.3
Foreign income taxed at
  different rates                             7.2         (3.8)         (3.0)
Non-deductible charges                       13.9          0.4           0.3
Other, net                                   (1.0)        (0.2)         (0.4)
-----------------------------------------------------------------------------
Effective tax rate                           34.0%        32.0%         32.5%
=============================================================================


At December 31, 2000, the Company had unused tax loss carryforward benefits of $5,642,000. Domestic tax loss carryforwards of $5,158,000 include $3,912,000 which expire in fiscal years 2004 to 2009 and $1,246,000 which expires in 2020. Foreign tax loss carryforwards of $484,000 expire beginning in 2005. Because certain provisions of the tax law may limit the utilization of these benefits, the Company has established $1,800,000 as a valuation allowance at December 31, 2000 and 1999. In the event this valuation allowance is no longer considered necessary, the valuation allowance will reduce the related entity's goodwill. The remaining unreserved portion is considered to be realizable. $2,112,000 of the net unused tax loss carryforward benefit of $3,842,000 has been included in other assets at December 31, 2000.

The Company has elected not to provide tax on certain undistributed earnings of its foreign subsidiaries which it considers to be permanently reinvested. The cumulative amount of such unprovided taxes was approximately $6,426,000, $5,065,000 and $3,932,000 as of December 31, 2000, 1999 and 1998, respectively.

Note 10.  Stockholders' Equity

The Company adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation," in 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000, 1999 and 1998: expected volatility of 37.4% in 2000, 30.5% in 1999 and 27.3% in 1998; weighted-average, risk-free interest rates of 6.25%, 5.27% and 5.41% in 2000, 1999 and 1998, respectively; and expected lives of five years. No dividends are assumed. The weighted-average fair value of options granted during 2000, 1999 and 1998 was $9.65, $11.07 and $10.43, respectively.

At December 31, 2000, the Company had the stock-based compensation plans described below. The Company applies Accounting Principles Board Opinion 25 in accounting for its plans. Accordingly, any difference between the option price and the fair market value of the stock at the date of grant is charged to operations over the expected period of benefit to the Company. Had compensation cost for the Company's plans been determined based on the fair value of the options at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted. On a pro forma basis, net loss as reported for 2000 of $1.9 million would have been $4.9 million, net income as reported for 1999 of $19.4 million would have been $16.6 million and 1998 net income of $21.4 million would have been $19.3 million. Diluted earnings per share as reported for 2000 of $(0.12) would have been $(0.30), 1999 diluted earnings per share of $1.18 would have been $1.01 and 1998 diluted earnings per share of $1.31 would have been $1.18. Basic earnings per share as reported for 2000 of $(0.12) would have been $(0.30), 1999 basic earnings per share of $1.20 would have been $1.03 and 1998 basic earnings per share of $1.33 would have been $1.20. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future awards, which are anticipated. SFAS No. 123 does not apply to awards prior to 1995.

Under the 1979 Stock Option Plan (the "1979 Plan"), stock options (only non-qualified stock options after February 1989) were granted to officers and other key employees of the Company. Options granted under the 1979 Plan are immediately exercisable, are subject to repurchase rights that lapse generally over a five-year period, and have a term of ten years and one day. Effective May 8, 1997, the 1979 Plan was replaced by the 1997 Stock Incentive Plan (the "1997 Plan"), and no additional options will be granted under the 1979 Plan. At December 31, 2000 and 1999, respectively, no shares were reserved for issuance of additional options under the 1979 Plan.

Under the 1997 Plan, incentive stock options, non-qualified stock options, and long-term performance awards may be awarded to officers and other key employees as well as to consultants. The 1997 Plan contains an automatic addition provision under which a number of shares equal to two percent (2%) of the Company's outstanding stock were added to the 1997 Plan at the end of each of the four fiscal year-ends of the Company following adoption of the 1997 Plan, commencing December 31, 1997 and ending December 31, 2000. At December 31, 2000 and 1999, there were 527,256 and 835,950 shares, respectively, reserved for issuance of additional options under the 1997 Plan after giving effect to the automatic addition provision. Options granted under the 1997 Plan vest over a five-year period and have a term of ten years.

Under the 1986 Stock Option Plan for Non-Employee Directors (the "1986 Plan"), options are granted automatically at a price not less than the fair market value of the stock at the date of grant. The options become fully exercisable after a six-month period, are exercisable only during certain "window" periods, and have a term of ten years and one day. As of December 31, 2000 and 1999, 36,000 and 54,000 shares, respectively, were reserved for issuance of additional options under the 1986 Plan.

The Company has adopted a restricted stock plan (the "1994 Plan") under which shares of common stock may be granted to officers and other key employees of the Company. Restrictions on the sale of such common stock typically lapse over a five-year vesting period. In 2000, 17,937 shares were granted under the restricted stock plan to an executive officer. The executive officer subsequently terminated his employment with the Company in 2000, and the restricted stock was forfeited pursuant to the 1994 Plan. No shares were issued under the 1994 Plan in 1999 or 1998. As of December 31, 2000, a total of 280,178 shares remain reserved for issuance.

On August 19, 1998, the Company adopted the 1998 Non-Employee Directors' Fee Plan ("Fee Plan"). The Fee Plan permits non-employee directors to elect to receive payment of their annual retainer fee in cash or in common stock. The valuation of the common stock is based on the last reported sales price of the common stock on the New York Stock Exchange on the trading date next preceding the date of the Board meeting at which payment will be made. Annual retainer fees are paid in two equal installments during the year. A total of 92,853 shares were reserved for issuance under the Fee Plan as of December 31, 2000.

The Company reserved 91,200 shares for options granted in 1990 to certain non-employees in exchange for a previously granted option to purchase 50% of the shares of a Spanish subsidiary of the Company which was merged with Ionics Iberica, S.A. in 1992. During 1995, an additional 30,000 options were granted to the same persons in connection with an increase in production capacity and projected increases in the sale of water under a long-term water sale agreement between Ionics Iberica, S.A. and the local water utility. The fair value of these options is being charged to operations over the 10-year vesting period. During 2000, the original 91,200 options were exercised.

A summary of the status of the Company's stock option plans as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below:

                                                      2000                    1999                   1998
------------------------------------------------------------------     -------------------    ------------------
                                                         Weighted-               Weighted-             Weighted-
                                                           Average                 Average               Average
                                                          Exercise                Exercise              Exercise
Options in Thousands                          Options        Price     Options       Price    Options      Price
------------------------------------------------------------------     -------------------    ------------------

Outstanding at end of prior year                2,734       $30.04       2,796      $29.70      2,035     $29.31
Granted                                           941        22.28          80       30.27        956      29.81
Exercised                                        (163)       16.74          (82)     16.31        (115)    21.25
Canceled                                         (286)       30.70          (60)     33.25         (80)    33.48
----------------------------------------------------------------------------------------------------------------
Outstanding at end of current year              3,226       $28.38       2,734      $30.04      2,796     $29.70
Options exercisable at year-end                 1,835       $30.86       1,918      $30.29      1,814     $29.89



The following table summarizes the information about stock options outstanding at December 31, 2000:

Options in Thousands                              Options Outstanding                   Options Exercisable
                                               Weighted-
                                                 Average          Weighted                        Weighted-
                                    Number     Remaining           Average         Number           Average
Range of                       Outstanding      Contract          Exercise    Exercisable          Exercise
Exercise Prices                at 12/31/00         Years             Price    at 12/31/00             Price
$19.75-$26.50                        1,667           6.1        $22.09               842             $22.13
$27.00-$29.88                          903           7.5         29.33               353              29.31
$30.00-$33.81                           29           8.0         32.54                21              33.28
$42.38-$48.25                          627           5.8         43.52               619              43.54
-----------------------------------------------------------------------------------------------------------
$19.75-$48.25                        3,226           6.4        $28.38             1,835             $30.86

The Company has a Section 401(k) stock savings plan under which 150,000 shares have been registered with the Securities and Exchange Commission for purchase on behalf of employees. Shares are normally acquired for the plan in the open market. Through December 31, 2000, no shares had been issued under the plan.

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

Note 11. Earnings Per Share Calculations (EPS)

Dollars in Thousands,

Except Per Share Amounts         For the Year Ended 2000          For the Year Ended 1999         For the Year Ended 1998
--------------------------------------------------------          -----------------------         -----------------------
                                     Net          Per Share          Net           Per Share       Net            Per Share
                                    Loss   Shares    Amount       Income    Shares    Amount     Income     Shares   Amount
-----------------------------------------------------------       --------------------------     --------------------------
Basic EPS
  (Loss) income available to
   common stockholders      $    (1,870)    16,243   $(0.12)     $19,361    16,148     $1.20     $21,386    16,077    $1.33
  Effect of dilutive stock options    -          -        -            -       240     (0.02)          -       280    (0.02)
----------------------------------------------------------------------------------------------------------------------------
Diluted EPS                 $    (1,870)    16,243   $(0.12)     $19,361    16,388     $1.18     $21,386    16,357    $1.31
===========================================================================================================================

The effect of dilutive stock options excludes those stock options for which the impact would have been antidilutive based on the exercise price of the options. The number of options that were antidilutive at December 31, 2000, 1999 and 1998 were 1,649,000, 1,661,000, and 729,000, respectively. The number of options that were antidilutive at December 31, 2000 include 175,000 shares whose dilutive effect was included as a result of the Company's net loss.

Note 12. Operating Leases

The Company leases equipment, primarily for industrial water purification and bottled water coolers, to customers through operating leases. The original cost of this equipment was $116,152,000 and $118,495,000 at December 31, 2000 and 1999, respectively. The accumulated depreciation for such equipment was $53,497,000 and $46,964,000 at December 31, 2000 and 1999, respectively.

At December 31, 2000, future minimum rentals receivable under noncancelable operating leases in the years 2001 through 2005 and later were approximately $24,187,000, $20,800,000, $19,290,000, $16,313,000, $17,591,000 and
$102,557,000, respectively.

The Company leases facilities and personal property under various operating leases. Future minimum payments due under lease arrangements are as follows:
$4,845,000 in 2001,  $3,363,000 in 2002,  $2,950,000 in 2003, $2,359,000 in 2004
and $1,815,000 in 2005. Rent expense under these leases was approximately $5,695,000, $4,368,000 and $4,428,000 for 2000, 1999 and 1998, respectively.

Note 13. Profit-Sharing and Pension Plans

The Company has a contributory profit-sharing plan (defined contribution plan) which covers employees of the Company who are members of the Fabricated Products group of the Bridgeville Division. Company contributions to the defined contribution plan are made from the group's pretax profits, may vary from 8% to 15% of participants' compensation, and are allocated to participants' accounts in proportion to each participant's respective compensation. Company contributions were $300,000, $281,000 and $254,000 in 2000, 1999 and 1998, respectively.

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

The following table sets forth the defined benefit plan's funded status and amounts recognized in the Company's balance sheets at December 31, 2000 and 1999:

Dollars in Thousands                                     2000             1999
------------------------------------------------------------------------------

Change in Benefit Obligation

Benefit obligation as of prior year-end               $14,464          $15,296
Service cost                                            1,055            1,239
Interest cost                                           1,107            1,186
Assumption changes                                      1,932           (4,444)
Actuarial (gain) loss                                    (792)           2,097
Expenses paid                                            (115)            (105)
Benefits paid                                          (1,852)            (805)
-------------------------------------------------------------------------------
Projected benefit obligation as of year-end           $15,799          $14,464
==============================================================================

Change in Plan Assets

Fair value of plan assets as of prior year-end        $16,258          $14,145
Actual return on plan assets                              632             (178)
Employer contributions                                      -            3,201
Expenses paid                                            (115)            (105)
Benefits paid                                          (1,852)            (805)
-------------------------------------------------------------------------------
Fair value of plan assets as of year-end              $14,923          $16,258
==============================================================================

Funded Status

Funded status as of year-end                          $  (876)        $  1,794
Unrecognized transition asset                            (150)            (203)
Unrecognized prior service cost                           375              412
Unrecognized net actuarial loss                         2,824              870
------------------------------------------------------------------------------
Prepaid benefit cost as of year-end                   $ 2,173         $  2,873
==============================================================================


The expense of the defined benefit plan was as follows:

Dollars in Thousands                       2000          1999         1998
--------------------------------------------------------------------------

Components of Net Periodic Benefit Cost

Service cost                             $1,055        $1,239       $1,347
Interest cost                             1,107         1,186          987
Expected return on plan assets           (1,445)       (1,376)      (1,153)
Amortization of transition asset            (53)          (53)         (53)
Amortization of prior service cost           37            37           37
Recognized net actuarial loss                 -           155            1
--------------------------------------------------------------------------
Net periodic benefit cost                $  701        $1,188       $1,166
==========================================================================

The Company determined the defined benefit plan's funded status and amounts recognized in the Company's balance sheet and the expense of the defined benefit plan using the following assumptions: expected return on plan assets of 9.0% at December 31, 2000, 1999 and 1998; rate of compensation increase of 5.0% at December 31, 2000 and 4.75% at December 31, 1999 and 1998; and a discount rate of 7.50%, 8.25% and 6.75% at December 31, 2000, 1999 and 1998, respectively.

The Ionics Section 401(k) Stock Savings Plan is available to substantially all U.S. employees of the Company. Employees may contribute from 1% to 12% of compensation subject to certain limits. The Company matches 50% of employee contributions allocated to the Company's common stock up to 6% of their salary. The Company recognized expense of $716,000, $735,000 and $778,000 in 2000, 1999 and 1998, respectively, under this plan.

The Company does not provide post-retirement health care to its employees or any other significant post-retirement benefits other than those described above.

Note 14.  Financial Instruments

Off-Balance-Sheet Risk

The Company issues letters of credit and performance bonds as guarantees for various performance and bid obligations. Approximately $96.3 million and $72.9 million of these guarantees were outstanding at December 31, 2000 and 1999, respectively. Approximately 41% of the guarantees outstanding at December 31, 2000 are scheduled to expire in 2001. These instruments were executed with creditworthy institutions. The Company periodically enters into foreign exchange contracts to hedge certain operational and balance sheet exposures against changes in foreign currency exchange rates. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would not otherwise result from changes in currency exchange rates. The Company had no foreign exchange contracts outstanding at December 31, 2000 and 1999.

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

Investments in Securities

Realized gains and losses from the sale of debt and equity securities during fiscal 2000 and 1999 were not significant.

Long-term investments, maturing in 2001, 2003, 2004 and 2005, which the Company intends to hold to maturity have been recorded at a net cost of $2,551,000 and $2,228,000 at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the Company also had short-term investments of $1,105,000 and $195,000, respectively, which the Company intends to hold to maturity. The cost of these investments approximates fair value.

Note 15.  Acquisitions

2000 Purchases

Agrinord S.r.l.

At the end of 1999, the Company owned a 50% interest in Agrinord S.r.l., an Italian company in the wastewater treatment business, and accounted for the investment using the equity method. In January 2000, the Company acquired an additional 25% interest in Agrinord S.r.l. for a total ownership interest of 75%. The original 50% interest was transferred out of investments in affiliates, and, together with the additional 25% interest, was accounted for under the purchase method with the results of Agrinord S.r.l. included from January 2000. The total cost of the investment was approximately $2 million, and goodwill of approximately $1.7 million is being amortized on a straight-line basis over a 20-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material.

Miller Spring Water

In January 2000, the Company acquired substantially all the assets of Miller Spring Water for approximately $1.6 million. The acquisition was accounted for under the purchase method with the results of Miller Spring Water included from January 1, 2000. Goodwill of approximately $1.2 million is being amortized on a straight-line basis over a 10-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Miller Spring Water is a domestic company in the five-gallon bottled water market.

O'Viv Sarl

In February 2000, the Company acquired a 100% interest in O'Viv Sarl for approximately $0.8 million. The acquisition was accounted for under the purchase method with the results of O'Viv Sarl included from February 2000. Goodwill of approximately $0.6 million is being amortized on a straight-line basis over a 10-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. O'Viv Sarl is a French company in the five-gallon bottled water market.

Coffee de Juan

In March 2000, the Company acquired substantially all the assets of Coffee de Juan for approximately $1.3 million. The acquisition was accounted for under the purchase method with the results of Coffee de Juan included from March 2000. Goodwill of approximately $1.1 million is being amortized on a straight-line basis over a 10-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Coffee de Juan is a domestic company in the office coffee service business.

Prior Years' Purchases

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

Aquarelle SA

In January 1999, the Company acquired a 100% interest in Aquarelle SA (now called Aqua Cool France) for approximately $4.4 million. The acquisition was accounted for under the purchase method with the results of Aqua Cool France included from January 1, 1999. Goodwill of approximately $4 million is being amortized on a straight-line basis over a 20-year period. Pro forma results of operations have not been presented as the effect of this acquisition on the financial statements was not material. Aqua Cool France is a French company in the five-gallon bottled water market.

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

Note 16. Segment Information

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

The business group structure reflects the segmentation of the product lines, services, and markets within defined areas of management responsibility. Four business group managers, one for each of the reportable segments, are directly accountable to, and maintain regular contact, with the Chief Executive Officer to discuss operating activities, financial results, forecasts and plans.

The table on the following page summarizes the Company's operations by the four business group segments and "Corporate." Corporate includes legal and research and development expenses not allocated to the business groups and certain corporate administrative and insurance costs.

Geographic Areas

Revenues are reflected in the country from which the sales are made. Long-lived assets include all long-term assets except for notes receivable. No foreign country's revenues to unaffiliated customers or long-lived assets were material.

Included in the United States segment are export sales of approximately 15%, 16% and 23% for 2000, 1999 and 1998, respectively. Including these U.S. export sales, the percentages of total revenues attributable to activities outside the U.S. were 42%, 44% and 47% in 2000, 1999 and 1998, respectively.

Information about the Company's operations by geographic area follows:

                                         United

Dollars in Thousands                     States    International         Total

2000

Revenue - unaffiliated customers       $323,071        $151,480       $474,551
Long-lived assets                       174,063         127,162        301,225
------------------------------------------------------------------------------
1999

Revenue - unaffiliated customers       $239,591        $118,626       $358,217
Long-lived assets                       192,416         104,661        297,077
------------------------------------------------------------------------------
1998

Revenue - unaffiliated customers       $242,363        $108,963       $351,326
Long-lived assets                       170,528          85,678        256,206
------------------------------------------------------------------------------

                                                            Equipment     Ultrapure    Consumer  Instrument
                                                             Business         Water       Water    Business
Dollars in Thousands                                            Group         Group       Group       Group   Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
2000

Revenue - unaffiliated customers                             $205,181      $132,236    $108,324     $28,810   $       -    $474,551
Inter-segment transfers                                         6,087         3,444           -       3,088     (12,619)          -
Income (loss) from operations                                   8,338         3,177     (1,541)       2,598     (12,796)       (224)
Equity income (loss)                                              976          (20)         667           -           -       1,623
Earnings before interest, taxes and minority interest (EBIT)    9,314         3,157       (874)       2,598     (12,796)      1,399
Interest income                                                     -             -           -           -           -       1,286
Interest expense                                                    -             -           -           -           -      (4,909)
Loss before income taxes and minority interest                      -             -           -           -           -      (2,224)
Capital employed                                              152,319       144,174     164,819      34,126     (52,621)    442,817
Identifiable assets                                           250,241       138,321     163,281      18,454     (11,141)    559,156
Investments in affiliated companies                            15,394            44       2,872           -           -      18,310
Depreciation and amortization                                  11,688         7,595      13,270       1,098         144      33,795
Capital expenditures                                            8,924        12,800      17,034         766       1,687      41,211
===================================================================================================================================
1999

Revenue - unaffiliated customers                             $140,655      $ 93,562    $ 96,569     $27,431$           -   $358,217
Inter-segment transfers                                         2,214           593           -       1,926      (4,733)          -
Income from operations                                         14,507         3,842      10,869       2,148      (3,039)     28,327
Equity income                                                     444             -         667           -           -       1,111
Earnings before interest, taxes and minority interest (EBIT)   14,951         3,842      11,536       2,148      (3,039)     29,438
Interest income                                                     -             -           -           -           -         961
Interest expense                                                    -             -           -           -           -        (668)
Income before income taxes and minority interest                    -             -           -           -           -      29,731
Capital employed                                              177,506       106,190     140,697      30,124     (58,800)    395,717
Identifiable assets                                           209,798       111,128     153,069      17,657     (1,498)     490,154
Investments in affiliated companies                             7,503             -       3,249           -           -      10,752
Depreciation and amortization                                   9,889         6,532      11,088         931         357      28,797
Capital expenditures                                           28,327        14,213      17,059       1,389         527      61,515
===================================================================================================================================
1998

Revenue - unaffiliated customers                             $129,751      $111,349   $  80,884     $29,342$           -   $351,326
Inter-segment transfers                                         3,916           437           -       1,673      (6,026)          -
Income from operations                                         11,129         7,668      10,686       5,408      (3,341)     31,550
Equity income                                                      78             -         528           -           -         606
Earnings before interest, taxes and minority interest (EBIT)   11,207         7,668      11,214       5,408      (3,341)     32,156
Interest income                                                     -             -           -           -           -       1,058
Interest expense                                                    -             -           -           -           -        (331)
Income before income taxes and minority interest                    -             -           -           -           -      32,883
Capital employed                                              158,189        88,715     122,382      26,879     (42,175)    353,990
Identifiable assets                                           178,197       102,292     135,880      12,587      16,110     445,066
Investments in affiliated companies                             4,081             -       2,976           -           -       7,057
Depreciation and amortization                                  10,554         6,117       9,751         524         268      27,214
Capital expenditures                                           13,625        14,536      12,429       1,310         296      42,196
===================================================================================================================================


SELECTED FINANCIAL DATA

Statement of Operations Data

Dollars in Thousands,
Except Per Share Amounts          2000        %       1999       %       1998        %       1997        %        1996         %
--------------------------------------------------------------------------------------------------------------------------------
Revenues                        $474,551    100.0   $358,217   100.0   $351,326    100.0   $352,469    100.0    $326,662     100.0
(Loss) income before income taxes
   and minority interest         (2,224)    (0.5)     29,731     8.3     32,883      9.4     43,222     12.3      39,556      12.1
Net (loss) income                (1,870)    (0.4)     19,361     5.4     21,386      6.1     28,329      8.0      26,503       8.1
(Loss) earnings per basic share   (0.12)                1.20               1.33                1.78                 1.71
(Loss) earnings per diluted share (0.12)                1.18               1.31                1.73                 1.65



Balance Sheet Data
Dollars in Thousands                  2000         1999         1998         1997        1996
---------------------------------------------------------------------------------------------
Current assets                    $258,739     $193,802     $187,093     $165,850    $144,422
Current liabilities                173,363       99,475       85,934       66,012      68,173
---------------------------------------------------------------------------------------------
Working capital                     85,376       94,327      101,159       99,838      76,249
Total assets                       577,466      500,906      452,123      406,736     378,589
Long-term debt and notes payable    10,911        8,351        1,519          804       2,132
Stockholders' equity               356,861      361,852      345,598      319,659     292,217



Selected Quarterly Financial Data (Unaudited)

                                               Earnings Earnings
                                                (Loss)    (Loss)                                                 Earnings  Earnings
Dollars in Thousands,                     Net      Per       Per                                                      Per       Per
Except Per                      Gross  Income    Basic   Diluted                                   Gross       Net  Basic   Diluted
Share Amounts      Revenues    Profit  (Loss)    Share     Share                     Revenues     Profit    Income  Share     Share
-----------------------------------------------------------------------------------------------------------------------------------
2000                                                              1999
First Quarter      $102,795  $ 30,546 $ 3,562    $0.22     $0.22  First Quarter     $  87,416  $  29,164  $  4,672  $0.29     $0.29
Second Quarter      102,804    32,687   4,215     0.26      0.26  Second Quarter       84,568     29,669     5,104   0.32      0.31
Third Quarter       124,886    33,938   2,926     0.18      0.18  Third Quarter        86,671     30,712     5,369   0.33      0.33
Fourth Quarter      144,066    27,205 (12,573)   (0.77)    (0.77) Fourth Quarter       99,562     30,740     4,216   0.26      0.26
-----------------------------------------------------------------------------------------------------------------------------------
                   $474,551  $124,376 $ (1,870) $(0.12)   $(0.12)                    $358,217   $120,285   $19,361  $1.20     $1.18
===================================================================================================================================



Common Stock Price Range

2000              High         Low           1999             High        Low
-------------------------------------------------------------------------------

First Quarter    $37 11/16   $24 1/2      First Quarter    $35 3/4     $24 7/8
Second Quarter    30 5/8      20 5/8      Second Quarter    36 11/16    29 3/8
Third Quarter     34 1/16     20 13/16    Third Quarter     36 15/16    27 1/4
Fourth Quarter    29 7/16     18 3/16     Fourth Quarter    33 1/4      25 1/2